FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

INCORPORATION BY REFERENCE

Items 2 and 3 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-185153) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item

1	Press Release regarding January-June 2015

2	Financial report for January-June 2015 results.

3	Financial statements for January-June 2015 results.

4	Analyst presentation for January-June 2015 results

Item 1

PRESS RELEASE

FIRST HALF 2015 RESULTS

Santander made ordinary profit of EUR 3.426

billion, a 24% increase

“The first half results show the soundness and consistency of Banco Santander’s business model. Profit grew in our ten core markets. Return, operational excellence and credit quality also improved. We will pay the first dividend against fiscal year 2015 in August and it will be entirely in cash.”

Ana Botín, Chairman of Banco Santander

•	BUSINESS. Lending reached EUR 826,707 million, 13% more than the same period last year. Deposits and mutual funds grew 12% year-on-year and now total EUR 823,482 million. In the first half, lending rose EUR 65,000 million and customer funds EUR 51,000 million.

•	EFFICIENCY. Revenues grew 12% and costs 11%, which allowed net operating income to grow 13%, to EUR 12,256 million. The efficiency ratio improved 0.4 point, to 46.9%, one of the best in the sector.

•	CAPITAL. The fully loaded CET1 capital ratio improved 0.16 point in the quarter to 9.83%. Return also improved, 0.6 point, meaning ROTE of 11.5%.

•	DIVERSIFICATION. Profit grew in the group’s core markets. Europe contributed 54% (United Kingdom 21% and Spain 16%), Latin America 37% (Brazil 20% and Mexico 7%), and U.S., 9%.

•	Spain: Attributable profit reached EUR 771 million (+50%). The reduction of costs by 4% and loan loss provisions by 37% are the key. Lending was stable and customer funds grew 6% year-on-year.

•	United Kingdom: Attributable profit was EUR 1,029 million, 33% more (GBP 753 million, +18%). Revenues grew 5% and loan loss provisions fell 60%. Loans were up 5% and customer funds 4%.

•	Brazil: Attributable profit reached EUR 1,007 million, 33% more (BRL 3,326 million, +39%). Revenues grew 9%, twice the growth of costs. Lending increased 16% and customer funds, 13%.

Madrid, July 30, 2015. Banco Santander made an ordinary attributable profit of EUR 3,426 million in the first half, 24% more than the same period last year. Santander’s ten core markets increased profit, with a particularly important increase in the bank’s three largest markets: Spain, United Kingdom and Brazil.

Comunicación Externa.	1
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com

Results

In the first half of 2015, Santander registered notable growth in business and revenues, which also benefited from exchange rates, particularly the euro-dollar and euro-pound depreciation. Business and revenue grew more than 12%, 7% without the exchange rate effect, which together with the reduction in loan loss provisions by 5% (9% without the exchange rate effect) brought an improvement in the ordinary attributable profit of 24% in the first half of the year. Growth would have been 16% without the exchange rate effect.

These results are produced in a context of uneven economic performance for the different countries in which the group operates. Countries such as Spain, U.S. and Poland are expected to grow more than 3% this year; U.K., Mexico and Chile, more than 2.5%, and Germany and Portugal, over 1.5%. Meanwhile, Brazil and Argentina will register a fall in economic activity. Official interest rates in euros, dollars and pounds continue to be at historic lows.

The improvement in profits is a result of an increase in revenues of 12%, a variation of one point greater than costs, which grew 11%. This performance allows continued improvement in the efficiency ratio of 0.6 point, to 46.9%, which positions Banco Santander among the most efficient financial institutions in the world.

Net operating income, the difference between income and costs, stood at EUR 12,256 million, with growth of 13%. This increase, together with the decrease in loan loss provisions of 5%, means that the ordinary attributable profit amounted to EUR 3,426 million, an increase of 24%. That figure does not include the EUR 835 million from the reversal of tax liabilities in Brazil, which allowed the bank to strengthen its capital ratios.

Comunicación Externa.	2
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com

Emerging economies (Latin America and Poland) accounted for 41% of profit and mature markets contributed 59%. By country, the largest contribution was from U.K. (21%), followed by Brazil (20%), Spain (16%), U.S. (9%), Mexico (7%), Chile (5%), Poland and Argentina (4% each) and Portugal (2%). Santander Consumer Finance contributed 10% to total profit.

Balance sheet

Banco Santander closed June 2015 with total assets of EUR 1.339 trillion, 13% more than June 2014. The business shows balanced growth, since new loans grew 13% and customer funds (deposits plus mutual funds), 12%.

At the end of June 2015, the loan portfolio reached EUR 826,707 million, 13% more than the year before (7% without the exchange rate effect). In the first half of the year, lending rose EUR 65,000 million.

In Spain, the total loan portfolio reached EUR 161,357 million, virtually the same as at the end of June 2014, after subtracting repos. New lending to companies grew 17% and to individuals, 33%, with mortgages increasing 29%. In the first half of the year, Santander provided EUR 6,218 million in financing to SMEs and micro-enterprises, 28% more than a year earlier. The increase in new lending to companies allows growth in final balances, while mortgage repayments exceeded new transactions.

In U.K., the loan portfolio stood at EUR 283,740 million, with growth of 18% over the first half of 2014. Without the exchange rate effect, in pounds, the increase in lending was 5%, boosted by financing to companies, which grew 11% year-on-year; mortgages, up 1%, and consumer and auto finance, which increased 48%.

Comunicación Externa.	3
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com

In Brazil, the loan portfolio reached EUR 75,902 million, growing 16%, but remaining flat when converted to euros. Financing to companies was responsible for most of the growth, 23%, as well as in mortgages, which increased 34%. Financing to SMEs also showed marked improvement, and grew 6% year-on-year.

As for customer funds, total deposits and mutual funds of the bank were EUR 823,482 million, with growth of 12% (8% without the exchange rate effect), which represents an addition of EUR 51,000 million in one year. Deposits reached 687,900 million and mutual funds 135,582 million, with growth of 11% and 13%, respectively, year-on-year. All markets gained customer funds.

Current accounts, which make up nearly two thirds of deposits, showed positive growth in the group’s ten key markets. The current account balance reached EUR 413,000 million at the close of the first half of the year, with growth of 27% compared with the end of June 2014. This means that in twelve months, a gain of EUR 89,000 million was added to these accounts. The current account is key to the strategy of increasing the loyalty of the bank’s customers, since it is the conduit for most transactions, centralizing income and expenses. For this reason, last May Santander rolled out in Spain the 1|2|3 Account, a fidelity and customer relationship strategy that was launched three years ago in U.K. and is also the focus of the strategy in Portugal starting this year.

In Spain, total customer funds (deposits plus mutual funds) amounted to EUR 227,187 million at the end of June of this year, with an increase of 6% for the last twelve months. Demand deposits grew 20%, compared to a fall of 19% for time deposits, and assets in mutual funds rose 17%. This strategy reduced the cost of deposits by half a point in a year.

Comunicación Externa.	4
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com

In U.K., the volume of deposits plus mutual funds reached EUR 232,883 million and grew 17% for the year, 4% without the exchange rate effect. This increase accelerated in the last quarter and the strategy continues to focus on current accounts to individuals, the balance of which increased 36% in twelve months, with a rate of increase of one billion pounds per month. The 1|2|3 strategy has attracted 4.3 million customers, 1.3 million in the last twelve months, and for 95% of them, Santander is their primary bank.

In Brazil, the total of deposits and mutual funds reached EUR 89,379 million, with growth of 13% without the exchange rate effect, and flat when converted from Brazilian real to euros. Total deposits grew 9% and funds, 16%.

Spain, U.K. and Brazil represented 70% of customer funds managed and commercialised by the group and 64% of the loan portfolio. Loan portfolio quality continued to improve significantly in Spain and U.K., while the non-performing loans grew in Brazil in the quarter, but they are still far from last year’s figures. The group’s non-performing loans stood at 4.64% at the close of the first half of the year, with a decrease of 0.81 point in one year.

Net entries of non-performing loans were EUR 1,315 million in the second quarter of this year, approximately half of the quarterly average last year. At the same time, the group continues to raise coverage, which already stands at 70%, compared to 67% a year ago.

Capital

At the beginning of the year, the bank carried out a rights issue for EUR 7,500 million via an accelerated bookbuilding offer to institutional investors. At the close of the first half of the year, Banco Santander’s total equity stood at EUR 91,497 million and the capital ratios improved in the quarter. The bank’s total fully loaded capital ratio grew 0.34 point, to 12.37%, and the fully loaded core capital ratio grew 0.16 point, to 9.83%.

Comunicación Externa.	5
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com

Earnings per share for the first half of this year was 0.2% higher than last year thanks to the fact that, although the number of shares increased by 22% as a result of the capital increase and the script dividend, profit grew 24%. The return on tangible equity (ROTE) increased by 0.6 point, to 11.5%.

Along with the rights issue, the bank’s board of directors announced its new dividend policy against fiscal year 2015, which consists of the payment of four dividends for EUR 0.05 per share, of which three will be paid in cash and one in shares or cash, per the shareholders choice. This year’s August dividend payment will be made entirely in cash.

Banco Santander has a market capitalization of more than EUR 90,000 million, making it the first bank in the euro zone and eleventh-largest in the world. Santander has 3,203,349 shareholders and 190,262 employees serving over 110 million customers through 12,910 branches.

More information at www.santander.com

Comunicación Externa.	6
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com

FINANCIAL REPORT 2015	JANUARY - JUNE

 KEY CONSOLIDATED DATA

Balance sheet (EUR million)	Jun’15	Mar’15%		Jun’15	Jun’14%		2014

Total assets	1,339,376	1,369,689	(2.2)	1,339,376	1,188,169	12.7	1,266,296
Net customer loans	799,233	793,965	0.7	799,233	706,899	13.1	734,711
Customer deposits	687,900	687,362	0.1	687,900	617,761	11.4	647,628
Managed and marketed customer funds	1,082,948	1,091,174	(0.8)	1,082,948	982,494	10.2	1,023,437
Stockholders’ equity	91,497	91,915	(0.5)	91,497	74,917	22.1	80,806
Total managed and marketed funds	1,514,136	1,545,444	(2.0)	1,514,136	1,342,365	12.8	1,428,083

Ordinary income statement* (EUR Million)	2Q’15	1Q’15%		1H’15	1H’14%		2014

Net interest income	8,281	8,038	3.0	16,319	14,362	13.6	29,548
Gross income	11,618	11,444	1.5	23,062	20,611	11.9	42,612
Pre-provision profit (net operating income)	6,189	6,067	2.0	12,256	10,858	12.9	22,574
Profit before taxes	2,998	2,990	0.3	5,988	4,584	30.6	9,720
Attributable profit to the Group	1,709	1,717	(0.5)	3,426	2,756	24.3	5,816

Variations w/o exchange rate

Quarterly: Net interest income: +3.6%; Gross income: +2.1%; Pre-provision profit: +2.8%; Attributable profit: -0.2%

Year-on-year: Net interest income: +8.0%; Gross income: +6.9%; Pre-provision profit: +7.4%; Attributable profit: +15.6%

Ordinary EPS, profitability and efficiency* (%)	2Q’15	1Q’15%		1H’15	1H’14%		2014

EPS (1)(euro)	0.115	0.121	(4.4)	0.236	0.236	0.2	0.479
RoE (2)	7.4	7.6		7.5	6.9		7.0
RoTE (2)	11.4	11.5		11.5	10.9		11.0
RoA	0.6	0.6		0.6	0.6		0.6
RoRWA	1.3	1.4		1.4	1.2		1.3
Efficiency ratio (with amortisations)	46.7	47.0		46.9	47.3		47.0

Solvency and NPL ratios (%)	Jun’15	Mar’15%		Jun’15	Jun’14%		2014

CET1 fully-loaded (2)	9.8	9.7		9.8			9.7
CET1 phase-in (2)	12.4	11.9		12.4	10.9		12.2
NPL ratio	4.64	4.85		4.64	5.45		5.19
Coverage ratio	70.1	68.9		70.1	66.8		67.2

Market capitalisation and shares	Jun’15	Mar’15%		Jun’15	Jun’14%		2014

Shares (millions at period-end)	14,317	14,061	1.8	14,317	11,778	21.6	12,584
Share price (euros)	6.264	7.017	(10.7)	6.264	7.630	(17.9)	6.996
Market capitalisation (EUR million)	89,679	98,663	(9.1)	89,679	89,867	(0.2)	88,041
Book value (euro)	6.40	6.55		6.40	6.37		6.42
Price / Book value (X)	0.98	1.07		0.98	1.20		1.09
P/E ratio (X)	13.27	14.54		13.27	16.20		14.59

Other data	Jun’15	Mar’15%		Jun’15	Jun’14%		2014

Number of shareholders	3,203,349	3,230,808	(0.8)	3,203,349	3,279,897	(2.3)	3,240,395
Number of employees	190,262	187,262	1.6	190,262	183,648	3.6	185,405
Number of branches	12,910	12,920	(0.1)	12,910	13,142	(1.8)	12,951

(*).-	In 2Q’15 and 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

(1).-	Ordinary EPS: Ordinary attributable profit including the AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares

(2).-	In 2014, pro-forma taking into account the January 2015 capital increase

Nota:	The financial information in this report was approved by the Board of Directors at its meeting on July, 29 2015, following a favourable report from the Audit Committee on July, 22 2015.

Item 2

We want to help people and businesses prosper

Santander

2015 Financial report | January - June

Santander

Financial report

3	Key consolidated data

4	Highlights of the period

6	Santander aim

8	General background

10	Income statement

14	Balance sheet

18	Risk management

20	Business information by geography

	22	Main units of Continental Europe

	26	United Kingdom

	27	Main units of Latin America

	32	United States

	33	Corporate Activities

34	Information by global business

	34	Retail Banking

	35	Global Wholesale Banking

36	Corporate Governance

37	Corporate Social Responsibility

38	The Santander share

39	Financial information. Appendix

At Banco Santander, we take advantage of new

communication technologies and the social

networks to improve dialogue with our

stakeholders

FINANCIAL REPORT 2015	JANUARY - JUNE

KEY CONSOLIDATED DATA

Balance sheet (EUR million)	Jun’15	Mar’15%		Jun’15	Jun’14%		2014
Total assets	1,339,376	1,369,689	(2.2)	1,339,376	1,188,169	12.7	1,266,296
Net customer loans	799,233	793,965	0.7	799,233	706,899	13.1	734,711
Customer deposits	687,900	687,362	0.1	687,900	617,761	11.4	647,628
Managed and marketed customer funds	1,082,948	1,091,174	(0.8)	1,082,948	982,494	10.2	1,023,437
Stockholders’ equity	91,497	91,915	(0.5)	91,497	74,917	22.1	80,806
Total managed and marketed funds	1,514,136	1,545,444	(2.0)	1,514,136	1,342,365	12.8	1,428,083

Ordinary income statement* (EUR Million)	2Q’15	1Q’15%		1H’15	1H’14%		2014
Net interest income	8,281	8,038	3.0	16,319	14,362	13.6	29,548
Gross income	11,618	11,444	1.5	23,062	20,611	11.9	42,612
Pre-provision profit (net operating income)	6,189	6,067	2.0	12,256	10,858	12.9	22,574
Profit before taxes	2,998	2,990	0.3	5,988	4,584	30.6	9,720
Attributable profit to the Group	1,709	1,717	(0.5)	3,426	2,756	24.3	5,816

Variations w/o exchange rate

Quarterly: Net interest income: +3.6%; Gross income: +2.1%; Pre-provision profit: +2.8%; Attributable profit: -0.2%

Year-on-year: Net interest income: +8.0%; Gross income: +6.9%; Pre-provision profit: +7.4%; Attributable profit: +15.6%

Ordinary EPS, profitability and efficiency* (%)	2Q’15	1Q’15%		1H’15	1H’14%		2014
EPS (1)(euro)	0.115	0.121	(4.4)	0.236	0.236	0.2	0.479
RoE (2)	7.4	7.6		7.5	6.9		7.0
RoTE (2)	11.4	11.5		11.5	10.9		11.0
RoA	0.6	0.6		0.6	0.6		0.6
RoRWA	1.3	1.4		1.4	1.2		1.3
Efficiency ratio (with amortisations)	46.7	47.0		46.9	47.3		47.0

Solvency and NPL ratios (%)	Jun’15	Mar’15%		Jun’15	Jun’14%		2014
CET1 fully-loaded (2)	9.8	9.7		9.8			9.7
CET1 phase-in (2)	12.4	11.9		12.4	10.9		12.2
NPL ratio	4.64	4.85		4.64	5.45		5.19
Coverage ratio	70.1	68.9		70.1	66.8		67.2

Market capitalisation and shares	Jun’15	Mar’15%		Jun’15	Jun’14%		2014
Shares (millions at period-end)	14,317	14,061	1.8	14,317	11,778	21.6	12,584
Share price (euros)	6.264	7.017	(10.7)	6.264	7.630	(17.9)	6.996
Market capitalisation (EUR million)	89,679	98,663	(9.1)	89,679	89,867	(0.2)	88,041
Book value (euro)	6.40	6.55		6.40	6.37		6.42
Price / Book value (X)	0.98	1.07		0.98	1.20		1.09
P/E ratio (X)	13.27	14.54		13.27	16.20		14.59

Other data	Jun’15	Mar’15%		Jun’15	Jun’14%		2014
Number of shareholders	3,203,349	3,230,808	(0.8)	3,203,349	3,279,897	(2.3)	3,240,395
Number of employees	190,262	187,262	1.6	190,262	183,648	3.6	185,405
Number of branches	12,910	12,920	(0.1)	12,910	13,142	(1.8)	12,951

(*).-	In 2Q’15 and 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

(1).-	Ordinary EPS: Ordinary attributable profit including the AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares

(2).-	In 2014, pro-forma taking into account the January 2015 capital increase

Nota:	The financial information in this report was approved by the Board of Directors at its meeting on July, 29 2015, following a favourable report from the Audit Committee on July, 22 2015.

      3

JANUARY - JUNE	FINANCIAL REPORT 2015
HIGHLIGHTS OF THE PERIOD

g Profit growth and improved profitability

•  Second quarter ordinary attributable profit of EUR 1,709 million, with good performance of the income statement’s most recurring lines.

•  First half ordinary attributable profit of EUR 3,426 million, 24% more than the same period of 2014:

– Positive impact of exchange rates.
– Commercial revenues continued to increase, mainly net interest income.
– Stable costs in real terms and on a like-for-like basis.
– Improved cost of credit (1.32% as against 1.56% in June 2014).
• Higher profitability year-on-year:
– Efficiency ratio of 46.9% (0.4 p.p. better year-on-year).
– RoTE rose by 0.6 p.p. year-on-year to 11.5%.

g The growth in volumes reflects the strategy followed in segments, products and countries
• Positive impact (4/5 p.p.) of exchange rates year-on-year.
• Lending increased 7% y-o-y in constant euros, with growth in all countries, except for Portugal and Spain. Perimeter impact: +2 p.p.
• Funds rose 8% in constant euros, with growth in all countries. Of note were Latin America, Poland and US.
• Solid funding structure and liquidity continued. Net loan-to-deposit ratio of 116%.

g High solvency and enhanced Group credit quality
• CET1 ratio fully loaded of 9.8% and total capital ratio 12.4%, up 16 b.p. and 34 b.p., respectively, in the second quarter.
• Ordinary generation of 22 b.p. of core capital in the second quarter.
• Leverage ratio (fully loaded) of 4.8%.
• Non-performing loan (NPL) entries, isolating the perimeter and exchange rate effects, were 34% lower than in the first half of 2014.
• The NPL ratio continued to improve, notably in the second quarter in Spain, Poland, Santander Consumer Finance and the UK.

g Advances in the commercial transformation programme and in the multi-channel distribution model
• Transforming our business model into one that is increasingly simple, personal and fair continued.
• The NEO CRM tool to improve productivity and customer satisfaction continued to be extended.
• Launch of differentiated value offers in various countries to improve engagement and long-term relations with individual customers, including the 1|2|3 account in Spain and Portugal.
• Of note among the specialized solutions for companies was further geographic expansion and new proposals of Santander Advance, already present in eight countries, and Santander Trade.
• Further progress in strengthening multi-channels with better websites, new developments for mobile phones, the Santander Watch app, etc.

4

FINANCIAL REPORT 2015	JANUARY - JUNE
HIGHLIGHTS OF THE PERIOD

g Business areas: (more detail on pages 20-35)

•  Continental Europe: second quarter attributable profit of EUR 744 million, 12% more than in the first quarter, mainly due to lower provisions. First half profit of EUR 1,408 million (+46% year-on-year), with greater gross income, controlled costs and reduced provisions.

•  United Kingdom: second quarter attributable profit of £398 million, which continued to grow on a sustained basis (+12%), mainly due to lower provisions. The first half attributable profit was 18% higher year-on-year at £753 million, with higher gross income fuelled by net interest income and reduced provisions, reflecting the better quality of the balance sheet and the improved macroeconomic environment.

•  Latin America: second quarter ordinary attributable profit of EUR 939 million, 6% more than the first quarter, spurred by commercial revenues (net interest income and fee income). The first half profit was 20% higher year-on-year at EUR 1,854 million, with higher gross income and costs, because of the increased installed capacity and new commercial projects, and stable provisions (changes excluding the exchange rate impact).

•  United States: second quarter attributable profit of $238 million, lower than the first quarter, due to higher provisions, as net operating income increased 8%. The first half profit of $515 million (+5% year-on-year) was affected by higher minority interests, as all revenue lines and net profit grew by more than 10%.

g Santander share: (more detail on page 38)
• The Santander share stood at EUR 6.498 at the date of publication of this report, 10.3% higher than at the time of the capital increase. The shareholder return in the same period was 15.5%.

•  In April, and under the Santander Dividendo Elección programme (scrip dividend), shareholders were able to opt to receive in cash or in shares the amount equivalent to the fourth dividend (EUR 0.151 per share) for 2014.

• As of August 1, the first interim dividend charged to 2015’s earnings will be paid in cash (EUR 0.05 per share).

g Other significant events:
• Between July 1 and the date of publication of this report, the following significant event occurred which could have an impact on the Group’s business and activity:

–   Grupo Santander reached agreement to acquire the 9.68% stake of DDFS LLC in Santander Consumer USA Holdings for EUR 928 million. This transaction, which is subject to the regulator’s approval, will increase the Group’s stake in SCUSA to around 68.7%.

• More detail can be found on the website of the National Securities Market Commission (www.cnmv.es) and on Santander’s website (www.santander.com) in the investor relations section.

      5

JANUARY - JUNE	FINANCIAL REPORT 2015
SANTANDER AIM

Our purpose is to help people and businesses prosper To achieve this, Santander has a customer-focused business model, unique among the major international banks

Our aim is to be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities

Best bank for our employees	Best bank for our customers

Attract, engage and retain the best talent, capable of providing the best service to our customers and guarantee the business success and sustainability.	Build long-term customer relationships providing simple and tailor-made solutions, a fair and equal treatment and excellent service in our branches and digital channels, in order to enhance their satisfaction and engagement with the Bank.

Best bank for communities	Best bank for our shareholders

Conduct our banking activity contributing to the economic and social progress of the communities in which we operate, in a responsible and sustainable way, and particularly committed to the field of higher education.	Generate an attractive and sustainable return for our shareholders based on a business model with a high degree of recurring revenues, prudent risks, efficient, with disciplined use of capital and financial strength.

We continue to make progress in implementing our strategy to become a more simple, personal and fair

6

FINANCIAL REPORT 2015	JANUARY - JUNE
SANTANDER AIM

Simple | Personal | Fair

g	Employees

The Human Resources Strategic Plan, which responds to the needs of the new culture and contributes to the rest of the Group’s strategic lines, began to be implemented. Of note among the main points are:

•	Flexiworking—a new way of working which affects all employees in order to achieve a better work-life balance, and whose ultimate goal is to boost productivity.

•	Santander Benefits—a new online space that promotes offers and services for the Group’s professionals in Spain.

•	Santander Best4US—exclusive international platform for employees and their families (various opportunities for learning about other cultures and languages with exchanges, sharing accommodation, etc).

g	Customers

Transforming our business model into one that is more personalised and modern continues, in order to enhance customer satisfaction and loyalty:

•	The 1|2|3 account was introduced in Spain in May, following its success in the UK and Portugal and similar products in Poland, and Germany.

•	The new commercial tool NEO CRM began to be developed in various countries in order to tend to individual customers’ and companies’ needs in an integral way. It is already used in Chile, Brazil, the US and Spain.

•	Continued strengthening of the support for SMEs and companies with special proposals. Santander Advance was launched during the second quarter in Brazil, Chile and Argentina, bringing the total number of countries to eight. The Santander Trade portal provides new services and already has 17,000 members and 1.2 million visitors in a year.

The Bank continued to advance in strengthening its many channels with new and better commercial websites, new applications and functions for mobile phones, including Apple Pay in the UK, Santander Watch in Spain and the new Deposit Capture in the US.

g	Shareholders

We continued to develop initiatives to improve transparency with our shareholders and facilitate the exercise of their rights. Of note in the second quarter were:

•	The shareholder and investor relations areas were unified in order to improve and optimize both the support as well as communication with shareholders/investors, safeguarding the special needs of each type of investor.

•	Quality surveys for shareholders began to be conducted to evaluate telephone, written and face-to-face attention services, as well as best practices in meetings with shareholders.

•	The Dividend Reinvestment Plan was re-launched.

•	Launch of a push notification platform for the Santander Shareholders app.

g	Society

As part of its commitment to society, of note in the second quarter were:

•	Alliance for Academic Mobility with the Ibero-American General Secretariat (SEGIB), with whom Banco Santander will endow 40,000 scholarships for Latin America until 2018.

•	Universia Espańa held its shareholders’ meeting (79 Spanish universities and 15 from Latin America).

•	The innovation and entrepreneurship prizes were presented in Mexico and the UK. A total of 1,220 projects from 215 universities were presented.

•	The international congress of Universities for Poverty Alleviation was held at the Bank’s headquarters with the participation of 64 universities from 20 countries who debated measures to combat poverty.

      7

JANUARY - JUNE	FINANCIAL REPORT 2015
GENERAL BACKGROUND

General background

Despite market volatility during the second quarter because of the Greek crisis, Grupo Santander conducted its business in an environment of growth in most of the countries where it operates.

Growth remained firm in the US and UK, and the euro zone recovery continued to strengthen.

Among the emerging economies, Brazil continued to be affected by adjustment policies. Mexico and Chile, however, gained momentum and Poland maintained satisfactory growth.

The US economy slowed down in the first quarter largely due to temporary factors and in the second quarter regained the path of expansion, though growth was softer than in the last quarter of 2014. This resulted in a downgrade in growth for the year (2.5%). Inflation was still below the Federal Reserve’s target, but the trend is slightly upward. The Fed could raise its interest rates this year, though the market’s most probable scenario is this does not happen until the fourth quarter.

Latin American economies had an uneven performance:

•	Brazil: GDP shrank 0.2% in the first quarter over the fourth quarter of 2015 (-1.6% in the last 12 months). The jobless rate rose from 4.3% at the end of 2014 to 6.7%. The Selic benchmark rate was 13.75% (+50 b.p. in June, +150 b.p. in the first half of the year and +275 b.p. in the last 12 months). The aim of these increases was to prevent the rise in inflation, linked to the adjustment of tariffs and the real’s depreciation, from impacting on medium-term expectations, which the central bank wants to anchor at around its central target of 4.5%.

In order to reinforce its anti-inflation commitment, the central bank narrowed its target range from +/-2% (2.5-6.5%) to +/-1.5% (3-6%). Although the inflation rate rose in June to 8.9%, the expectations remain stable for 2016 (5.5%) and around 4.5% for 2017.

After depreciating 20% against the dollar in the first quarter, the real appreciated 5% in the second quarter, reflecting tinvestors’ greater confidence in Brazil’s monetary and fiscal policies and its commitment to macroeconomic stability. The real appreciated 1% against the euro in the second quarter.

•	Mexico: the economy continued to recover in the first quarter (year-on-year growth of 2.5%), spurred by stronger exports and domestic demand (consumption and investment). Inflation remains below 3% and the central bank’s benchmark rate has remained unchanged at 3% since June 2014. The peso depreciated 2% against the dollar in the second quarter (in addition to 3% in the first quarter) and 5% against the euro in the second quarter (8% appreciation in the first quarter).

•	Chile: the economy showed clear signs in the first quarter of greater activity, lifting year-on-year growth to 2.4% from 1.8% in the fourth quarter of 2014. Growth is expected to be close to 3% in 2015. The expectations of moderate inflation enabled the central bank to maintain its benchmark rate at 3% since October 2014. The peso depreciated 2% against the dollar and 5% against the euro in the second quarter (3% depreciation and 9% appreciation, respectively, in the first quarter).

The euro zone gained momentum in the first quarter. The pace of growth accelerated from 0.3% quarter-on-quarter to 0.4% (from 0.9% to 1.0% year-on-year). These figures reflect a general trend of improvement, with higher consumption (oil price impact).

The second quarter indicators point to a similar rate of recovery. Inflation remains very low (0.2% in June) but has begun an upward trend after exiting negative rates. The European Central Bank is committed to maintaining its quantitative-easing programme until at least September 2016.

•	Germany: after growth of 0.7% quarter-on-quarter in the fourth quarter, expansion slowed to 0.3% because of the external sector’s negative contribution, while domestic demand was solid.

•	Spain: growth of 0.9% in the first quarter (2.7% year-on-year) looked like being followed by a stronger pace in the second quarter judging by May’s 3.6% year-on-year rise in social security contributors and greater company and household confidence. Domestic demand is now the engine of growth, but there is also an upturn in exports.

•	Portugal maintained 0.4% growth quarter-on-quarter in the first quarter, backed by consumption and investment, and partly offset by the external sector’s negative contribution

United Kingdom: GDP rose 0.4% quarter-on-quarter in the first quarter, slightly below the growth in the fourth quarter and in an environment in which the impact of oil prices on consumption was more than compensated by weak exports due to the currency’s appreciation. Inflation was around 0%, although the rise in salaries makes it likely that this will be short lived and prices will rise during the second half of the year.

8

FINANCIAL REPORT 2015	JANUARY - JUNE
GENERAL BACKGROUND

Poland: GDP grew 1% quarter-on-quarter in the first quarter (seasonally adjusted) and 3.6% year-on-year. Activity is gaining strength and deflation is beginning to abate. Macroeconomic fundamentals are under control and policies well focused. The central bank lowered its benchmark rate (1.5%) and announced the end of the cycle of cuts, given the zloty’s stability.

Banking business continued to be affected by interest rates at an all-time low in most countries and tougher competition in some markets, mainly on the assets side, and a demanding regulatory environment.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	1H’15	1H’14	30.06.15	31.12.14	30.06.14
US$	1.115	1.370	1.119	1.214	1.366
Pound sterling	0.732	0.821	0.711	0.779	0.802
Brazilian real	3.303	3.146	3.470	3.221	3.000
Mexican peso	16.875	17.972	17.533	17.868	17.712
Chilean peso	692.314	757.663	714.798	737.323	754.058
Argentine peso	9.831	10.688	10.168	10.277	11.106
Polish zloty	4.139	4.175	4.191	4.273	4.157

Rating agencies

In the first half of 2015:		Long term	Short term	Outlook

• Moody’s upgraded long-term senior debt from Baa1 to A3,	DBRS	A	R1 (low)	Stable

and changed the outlook from stable to positive.	Fitch Ratings	A-	F2	Stable

• The agency Scope also upgraded the long-term senior debt from A to A+. • Standard & Poor’s and DBRS both reaffirmed Santander ratings with stable outlook.	GBB Rating	A+		Stable

	Moody’s	A3	P-2	Positive

	Standard & Poor´s	BBB+	A-2	Stable

	Scope	A+	S-1	Stable

      9

JANUARY - JUNE	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

▶ Grupo Santander results

First half highlights

g	Second quarter ordinary attributable profit of EUR 1,709 million, with a good performance of the income statement’s most recurring lines (commercial revenues, costs and provisions).

g	First half ordinary attributable profit of EUR 3,426 million, 24% higher year-on-year mainly due to:

•	Positive evolution of exchange rates (ordinary profit rose 16% excluding this impact).

•	Commercial revenues continued to rise, chiefly because of net interest income.

•	Stable costs in real terms and on a like-for-like basis.

•	Lower cost of credit (1.32% vs. 1.56% in June 2014).

g	The efficiency ratio improved by 0.4 p.p. year-on-year to 46.9%.

g	Improved ordinary RoTE year-on-year to 11.5% (+0.6 p.p.).

Ordinary income statement EUR Million

			Variation				Variation
	2Q’15	1Q’15%		% w/o FX	1H’15	1H’14%		% w/o FX
Net interest income	8,281	8,038	3.0	3.6	16,319	14,362	13.6	8.0
Net fees	2,586	2,524	2.5	3.3	5,110	4,733	8.0	4.5
Gains (losses) on financial transactions	372	695	(46.5)	(46.9)	1,068	1,278	(16.4)	(19.8)
Other operating income	379	186	104.0	103.0	565	238	137.5	127.1
Dividends	239	33	619.3	616.7	273	251	8.6	7.8
Income from equity-accounted method	101	99	1.3	3.7	200	108	85.8	83.1
Other operating income/expenses	39	53	(26.3)	(31.7)	93	(121)	—	—
Gross income	11,618	11,444	1.5	2.1	23,062	20,611	11.9	6.9
Operating expenses	(5,429)	(5,377)	1.0	1.3	(10,806)	(9,753)	10.8	6.2
General administrative expenses	(4,826)	(4,785)	0.8	1.2	(9,611)	(8,616)	11.5	7.0
Personnel	(2,836)	(2,755)	2.9	3.2	(5,591)	(4,970)	12.5	7.6
Other general administrative expenses	(1,989)	(2,030)	(2.0)	(1.5)	(4,020)	(3,646)	10.3	6.2
Depreciation and amortisation	(603)	(592)	1.9	2.1	(1,196)	(1,137)	5.2	0.6
Net operating income	6,189	6,067	2.0	2.8	12,256	10,858	12.9	7.4
Net loan-loss provisions	(2,508)	(2,563)	(2.1)	(1.1)	(5,071)	(5,333)	(4.9)	(8.9)
Impairment losses on other assets	(78)	(60)	29.3	29.7	(138)	(157)	(12.6)	(13.2)
Other income	(605)	(454)	33.3	35.6	(1,059)	(784)	35.1	34.8
Ordinary profit before taxes	2,998	2,990	0.3	0.6	5,988	4,584	30.6	22.2
Tax on profit	(939)	(922)	1.8	2.6	(1,862)	(1,233)	51.0	42.3
Ordinary profit from continuing operations	2,059	2,067	(0.4)	(0.2)	4,126	3,351	23.1	14.9
Net profit from discontinued operations	0	0	(14.1)	(14.1)	0	(0)	—	—
Ordinary consolidated profit	2,059	2,067	(0.4)	(0.2)	4,126	3,350	23.2	14.9
Minority interests	350	350	(0.0)	(0.3)	700	594	17.7	11.8
Ordinary attributable profit to the Group	1,709	1,717	(0.5)	(0.2)	3,426	2,756	24.3	15.6

Ordinary EPS (euros) (1)	0.115	0.121	(4.4)		0.236	0.236	0.2
Ordinary diluted EPS (euros) (1)	0.115	0.120	(4.3)		0.236	0.235	0.3

Pro memoria:
Average total assets	1,359,450	1,334,337	1.9		1,343,637	1,167,475	15.1
Average stockholders’ equity (2)	91,856	90,903	1.0		91,303	79,711	14.5

NOTE:-	In 2Q’15 and 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

(1).-	Ordinary EPS: Ordinary attributable profit including the AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares

(2).-	Stockholders’ equity: Sharedholders’ equity + Equity adjustments by valuation. In 2014, pro-forma taking into account the January 2015 capital increase

10

FINANCIAL REPORT 2015	JANUARY - JUNE
CONSOLIDATED FINANCIAL REPORT

Second quarter results

•	Ordinary attributable profit of EUR 1,709 million, with a good performance of the income statement’s most recurring lines.

–	Net interest income and fee income continued to grow and costs and provisions remained basically stable.

–	This evolution, however, was not fully reflected in profit because of much lower trading gains than usual and the recording of higher non-credit provisions.

–	Profit was higher in most countries, notably Spain, the UK and Chile.

Ordinary quarterly income statement EUR Million

	2014				2015
	1Q	2Q	3Q	4Q	1Q	2Q
Net interest income	6,992	7,370	7,471	7,714	8,038	8,281
Net fees	2,331	2,403	2,439	2,524	2,524	2,586
Gains (losses) on financial transactions	767	511	952	620	695	372
Other operating income	34	204	99	182	186	379
Dividends	31	220	72	112	33	239
Income from equity-accounted method	65	42	72	64	99	101
Other operating income/expenses	(63)	(58)	(45)	6	53	39
Gross income	10,124	10,488	10,961	11,040	11,444	11,618
Operating expenses	(4,847)	(4,906)	(5,070)	(5,216)	(5,377)	(5,429)
General administrative expenses	(4,256)	(4,360)	(4,509)	(4,656)	(4,785)	(4,826)
Personnel	(2,455)	(2,515)	(2,572)	(2,670)	(2,755)	(2,836)
Other general administrative expenses	(1,801)	(1,844)	(1,937)	(1,985)	(2,030)	(1,989)
Depreciation and amortisation	(590)	(546)	(560)	(560)	(592)	(603)
Net operating income	5,277	5,582	5,891	5,824	6,067	6,189
Net loan-loss provisions	(2,695)	(2,638)	(2,777)	(2,452)	(2,563)	(2,508)
Impairment losses on other assets	(87)	(71)	(67)	(151)	(60)	(78)
Other income	(347)	(438)	(491)	(642)	(454)	(605)
Ordinary profit before taxes	2,149	2,435	2,556	2,580	2,990	2,998
Tax on profit	(569)	(664)	(649)	(814)	(922)	(939)
Ordinary profit from continuing operations	1,579	1,771	1,908	1,766	2,067	2,059
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0
Ordinary consolidated profit	1,579	1,771	1,901	1,746	2,067	2,059
Minority interests	277	318	296	291	350	350
Ordinary attributable profit to the Group	1,303	1,453	1,605	1,455	1,717	1,709
Ordinary EPS (euros) (1)	0.113	0.122	0.131	0.112	0.121	0.115
Ordinary diluted EPS (euros) (1)	0.113	0.122	0.131	0.112	0.120	0.115

NOTE:	In the second quarter of 2015 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

(1).-	Ordinary EPS: Ordinary attributable profit including the AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares

      11

JANUARY - JUNE	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

First half results

Gross income

•	Gross income increased 12% year-on-year in current euros and 7% in constant euros, the latter as follows:

–	Net interest income increased 8%, mainly due to a lower cost of funds and growth in lending.

The main rises were in Brazil, the UK, the US, Santander Consumer Finance, Mexico and Portugal.

Lower in Chile, due to reduced inflation, in Poland, because of the fall in interest rates, and in Spain, in an environment of low interest rates and tough competition in lending.

–	Fee income grew 5%, but with an uneven performance by units because of countries’ different economic and activity cycles and, in some cases, regulatory changes that limited revenues, chiefly in insurance and cards.

–	20% fall in trading gains, conditioned by the high gains in 2014 derived from management of interest rate and exchange rate hedging portfolios.

–	Positive impact on other operating income of revenues from leasing operations, mainly in the US, higher results from companies recorded by the equity method of accounting and collection of dividends.

Also, as a result of the change in accounting rules, the ordinary contribution to the Deposit Guarantee Fund in Spain is recorded when accruing interest, which is at the end of the year, and so there was no charge for this item in the first half, as it will be fully charged in the fourth quarter.

Operating expenses

•	Operating expenses rose 11% (+6% in constant euros year-on-year). This was due to several factors: the evolution of inflation in Latin America, the investment programmes to improve efficiency, the impact of the measures taken by the Bank as a result of the new regulatory requirements, particularly in the US, and the change of perimeter.

•	Once adjusted for the perimeter, expenses were 3.9% higher and in line with the average inflation rate for the period (3.6%). This reflects the good results of the three-year efficiency and productivity plan launched at the end of 2013.

Of note was the fall in real terms in Brazil (-6.7% on a like-for-like basis), Spain (-3.1%) and Portugal (-0.9%).

•	The efficiency ratio improved by 0.4 p.p. to 46.9% at the end of June.

Loan-loss provisions

•	Loan-loss provisions were 5% lower (-9% in constant euros), with significant falls in Spain, the UK and Portugal and, to a lesser extent, in Brazil. This was due to the improvement in the quality of portfolios, thanks to active risk management and in some cases a better macroeconomic environment.

•	Lower provisions, combined with higher lending, further improved the Group’s cost of credit from 1.56% in June 2014 to 1.32% a year later. Most units improved.

12

FINANCIAL REPORT 2015	JANUARY - JUNE
CONSOLIDATED FINANCIAL REPORT

Net operating income net of provisions

•	Net operating income net of provisions increased 30% (+23% in constant euros) and was the driver of the Group’s profit growth, as it increased at double-digit rates in seven of the 10 core units, and only declined in two of them.

Other income and provisions

•	Other income and provisions was EUR 1,197 million negative (EUR 941 million negative in the first half of 2014), due to larger provisions to strenghen the balance sheet.

Ordinary profit

•	Ordinary pre-tax profit increased 31% (+22% in constant euros).

•	The tax charge rose to a larger extent, due to greater tax pressure in some units such as Portugal, Brazil, Mexico and Chile.

•	Minority interests increased less than profit because of the repurchase in Brazil in the fourth quarter of 2014.

•	Ordinary attributable profit was EUR 3,426 million, 24% higher year-on-year (+16% in constant euros).

The units that posted the most significant growth in their profits were Spain (+50%), Portugal (+44%), Brazil (+39%) and the UK (+18%). All these percentages are expressed in constant euros.

•	The ordinary RoTE was 11.5% (+0.6 p.p. year-on-year).

•	Ordinary earnings per share remained at EUR 0.24, the same as in the first half of 2014, affected by the increase in the number of shares (capital increase in January 2015 and Santander Dividendo Elección programmes in the last 12 months), as well as the higher financial cost due to new issues of AT1 instruments.

The cost of these issues, in accordance with accounting rules, is not recorded in the income statement but against net equity, and it is included when calculating the EPS. Excluding this cost, the EPS increased 4%.

Group attributable profit

•	The following non-recurring results in the first half of 2014 and the first half of 2015 are not included in the profit:

–	In the first half of 2014 capital gains were recorded by the Altamira operation, for the listing of SCUSA and by the change in the UK pension commitments (EUR 1,335 million overall). At the same time a fund was established for restructuring costs and a charge was made for impairment losses on intangible assets and other provisions of a similar amount. The net impact of these amounts on the first half profit was zero.

–	Additionally, in the second quarter the Group recorded attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil.

•	Incorporating all of this, the Group’s first half attributable profit was EUR 4,261 million, 55% higher than in the same period of 2014 (+44% in constant euros), and EPS was EUR 0.30 (+26%).

      13

JANUARY - JUNE	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

Balance sheet EUR Million

Assets	30.06.15	30.06.14	Variation amount	%	31.12.14
Cash on hand and deposits at central banks	67,962	83,877	(15,915)	(19.0)	69,428
Trading portfolio	151,201	130,773	20,428	15.6	148,888
Debt securities	51,152	54,115	(2,963)	(5.5)	54,374
Customer loans	5,789	1,637	4,152	253.7	2,921
Equities	18,272	9,400	8,872	94.4	12,920
Trading derivatives	72,557	64,335	8,222	12.8	76,858
Deposits from credit institutions	3,431	1,287	2,144	166.6	1,815
Other financial assets at fair value	37,245	30,421	6,824	22.4	42,673
Customer loans	11,307	11,031	276	2.5	8,971
Other (deposits at credit institutions, debt securities and equities)	25,938	19,390	6,548	33.8	33,702
Available-for-sale financial assets	129,035	90,636	38,399	42.4	115,251
Debt securities	123,988	85,773	38,215	44.6	110,249
Equities	5,047	4,864	183	3.8	5,001
Loans	844,932	755,264	89,668	11.9	781,635
Deposits at credit institutions	55,949	53,232	2,717	5.1	51,306
Customer loans	782,137	694,231	87,906	12.7	722,819
Debt securities	6,846	7,801	(955)	(12.2)	7,510
Investments	3,559	3,604	(45)	(1.2)	3,471
Intangible assets and property and equipment	27,112	19,739	7,373	37.3	26,109
Goodwill	28,594	26,663	1,931	7.2	27,548
Other	49,736	47,191	2,545	5.4	51,293
Total assets	1,339,376	1,188,169	151,207	12.7	1,266,296

Liabilities and shareholders’ equity
Trading portfolio	107,888	96,621	11,267	11.7	109,792
Customer deposits	7,635	5,250	2,386	45.4	5,544
Marketable debt securities	—	—	—	—	—
Trading derivatives	73,750	64,255	9,495	14.8	79,048
Other	26,503	27,116	(613)	(2.3)	25,200
Other financial liabilities at fair value	55,364	50,446	4,918	9.7	62,318
Customer deposits	31,756	32,103	(347)	(1.1)	33,127
Marketable debt securities	4,024	3,864	160	4.1	3,830
Due to central banks and credit institutions	19,584	14,479	5,105	35.3	25,360
Financial liabilities at amortized cost	1,029,054	914,107	114,947	12.6	961,053
Due to central banks and credit institutions	138,888	104,111	34,777	33.4	122,437
Customer deposits	648,508	580,408	68,100	11.7	608,956
Marketable debt securities	196,429	187,631	8,798	4.7	193,059
Subordinated debt	19,836	19,043	793	4.2	17,132
Other financial liabilities	25,393	22,914	2,479	10.8	19,468
Insurance liabilities	648	1,602	(954)	(59.6)	713
Provisions	15,470	15,319	151	1.0	15,376
Other liability accounts	29,000	24,619	4,381	17.8	27,331
Total liabilities	1,237,424	1,102,715	134,709	12.2	1,176,581
Shareholders’ equity	101,904	86,774	15,130	17.4	91,664
Capital stock	7,158	5,889	1,269	21.5	6,292
Reserves	91,201	78,129	13,072	16.7	80,026
Attributable profit to the Group	4,261	2,756	1,505	54.6	5,816
Less: dividends	(716)	—	(716)	—	(471)
Equity adjustments by valuation	(10,407)	(11,858)	1,451	(12.2)	(10,858)
Minority interests	10,455	10,538	(83)	(0.8)	8,909
Total equity	101,952	85,455	16,497	19.3	89,714
Total liabilities and equity	1,339,376	1,188,169	151,207	12.7	1,266,296

14

FINANCIAL REPORT 2015	JANUARY - JUNE
CONSOLIDATED FINANCIAL REPORT

▶ Group Balance Sheet

First half highlights

g	Positive impact of exchange rates on the evolution of balances in the last 12 months (+4/+5 p.p.) and hardly any impact on the second quarter.

g	The widespread growth trend in lending and customer funds was maintained in the second quarter. The Group’s net loan-to-deposit ratio remained at 116%.

g	In relation to June 2014 and in constant currency:

•	Lending grew 7%, with rises in all countries except Portugal and Spain.

•	Customer funds increased 8%, with growth in all countries. Of note were Latin American countries, Poland and the US.

g	The CET1 fully loaded was 9.8% (+16 b.p. in the quarter) and the total capital ratio 12.4% (+34 b.p.) in the quarter.

g	The fully loaded leverage ratio was 4.8%.

•	Total business managed and marketed at the end of June stood at EUR 1,514,136 million, of which EUR 1,339,376 million was on balance sheet and the rest mutual and pension funds and administered portfolios.

•	Positive impact of around 4/5 p.p. in the last 12 months of exchange rates on the evolution of the balances of loans and customer funds. No significant impact in the second quarter.

•	Positive perimeter impact on loans of 2 p.p. in year-on-year terms, mainly in the consumer area due to the acquisition of GE Nordics and Carfinco and implementation of the agreement with PSA in France and UK.

Gross customer loans (excluding repos)

•	Loans increased 1% in constant currency in the second quarter, with increases in most countries:

–	Growth of 3% in Poland and Chile, 4% in Mexico and 10% in Argentina, and slight rises in US, Santander Consumer Finance, UK, Spain and Portugal (the latter for the first time in five years).

–	Small decline of 1% in Brazil due to the dollar’s depreciation against the real and the maturity of transactions with large companies.

–	Lastly, significant drop (-16%) of net lending in real estate activity in run-off in Spain.

•	Lending was 12% higher than in June 2014. Eliminating the exchange rate impact, growth for the whole Group was 7%:

–	Rises in all the main countries, except Portugal and Spain, whose balances remained stable. More significant in Latin America, SCF and Poland and more moderate in the UK and US, the latter affected by the sale of assets since June 2014.

–	Generally speaking, growth to companies, benefiting from the Advance strategy.

–	As regards real estate activity in Spain in run-off, net lending was down 39% year-on-year.

      15

JANUARY - JUNE	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

Marketed and managed customer funds

•	Total funds (deposits without repos and mutual funds) increased 1% in the second quarter. Growth everywhere except in Spain, Chile and the US, where funds fell a little.

•	Funds were 12% higher than in June 2014 (deposits without repos: +12% and mutual funds: +13%). Excluding the forex impact, 8% growth, as follows:

–	Increase of more than 10% in Latin America, Poland and the US.

–	Growth of 6% in Spain and Portugal, and 4% in the UK.

•	The general strategy to grow in demand deposits and mutual funds continued, with all countries doing so in both items except for mutual funds in the UK, and reduce expensive deposits.

•	Pension plans rose 2% in Spain and 5% in Portugal, the only countries where this product is marketed.

•	As well as capturing customer deposits, Grupo Santander attaches strategic importance to maintaining a selective issuance policy in international fixed income markets, seeking to adapt the frequency and volume of market operations to each unit’s structural liquidity needs, as well as to the receptiveness of each market.

•	In the first half of 2015:

–	Medium- and long-term senior debt issues of EUR 21,979 million, EUR 2,414 million of subordinated debt and EUR 1,703 million of covered bonds.

–	EUR 6,724 million of securitisations placed in the market.

–	EUR 24,066 million of maturities of medium- and long-term debt.

–	Hybrid securities were also issued, as commented on in the section on capital.

•	The net loan-to-deposit ratio at the end of June was 116%. The ratio of deposits plus medium- and long-term funding to lending was 112%, underscoring a comfortable funding structure.

Other balance sheet items

•	Financial assets available for sale amounted to EUR 129,035 million. Compared to June 2014, increases in Spain, Poland, Portugal, Brazil, UK and US (the latter two with a notable forex impact).

•	Trading derivatives amounted to EUR 72,557 million in assets and EUR 73,750 million in liabilities, higher year-on-year due to changes in interest rates and the impact of exchange rates.

•	Goodwill was unchanged in the quater at EUR 28,594 million and up EUR 1,931 million since June 2014, due to the incorporations in the Group in the last 12 months and the euro’s depreciation against the dollar and sterling.

•	Lastly, tangible and intangible assets amounted to EUR 27,112 million, EUR 7,373 million more than June 2014. Increases in Spain, UK and mainly the US (the latter partly due to the exchange rates and to assets associated with leasing business).

16

FINANCIAL REPORT 2015	JANUARY - JUNE
CONSOLIDATED FINANCIAL REPORT

Shareholders’ equity and solvency ratios

•	Total shareholders’ equity stood at EUR 91.497 million at the end of June (+22% year-on-year).

•	Eligible capital fully-loaded rose to EUR 75,253 million in June, as a result of the EUR 7,500 million capital increase in January and the first half retained earnings.

•	The common equity Tier 1 (CET1) ratio fully-loaded was 9.83% at the end of June, up 16 b.p. in the second quarter as follows:

–	Organic generation of capital of 22 b.p. due to the ordinary profit generated in the second quarter and the reduction of risk-weighted assets, partly due to exchange rates and lower growth in lending.

–	Non-recurring effects with a net negative impact of 6 b.p.: 20 b.p. positive from the net result of the reversal of tax liabilities in Brazil, 3 b.p. negative from corporate operations and 23 b.p. negative from the impact of the markets’ evolution on the valuation of fixed-income portfolios in the quarter. This latter impact was partially corrected in July.

•	The total capital ratio was 12.37%, as to the increase in the CET1 is added the favourable impact of 12 b.p. from Santander UK’s AT1 issue during the quarter (£750 million).

•	From a qualitative standpoint, the Group has solid ratios appropriate for its business model, balance sheet structure and risk profile.

Eligible capital. June 2015

EUR Million

	Phase-in	Fully loaded

CET1	75,471	59,813

Basic capital	75,471	65,503

Eligible capital	83,998	75,253

Risk-weighted assets	609,485	608,564

CET1 capital ratio	12.4	9.8

T1 capital ratio	12.4	10.8

BIS ratio	13.8	12.4

      17

JANUARY - JUNE	FINANCIAL REPORT 2015
RISK MANAGEMENT

▶ Risk Management

First half highlights

g	Net entries of non-performing loans were 35% lower in the second quarter than in the first and 34% in the first half.

g	The Group’s NPL ratio was 4.64% (-21 b.p. in the quarter). Of note was the fall in Spain, Poland, SCF and the UK.

g	Loan-loss provisions were EUR 5,071 million, 5% lower than in the first half of 2014 (-9% excluding the exchange rate impact).

g	The cost of credit continued to improve to 1.32%.

Credit risk management

•	Net entries of non-performing loans in the second quarter, isolating the perimeter and exchange rate effects, were EUR 1,315 million (35% lower than March 2015). Entries in the first half were EUR 3,332 million, 34% lower year-on-year and mainly due to Spain and Brazil.

•	Bad and doubtful loans amounted to EUR 40,273 million at the end of June, 4% lower than March 2015 and 5% year-on-year. The Group’s NPL ratio was 4.64%, 21 b.p. lower than in the second quarter of 2015 and 81 b.p. below June 2014.

•	Loan-loss provisions stood at EUR 28,233 million, of which EUR 8,790 million correspond to the collectively determined fund. Coverage was 70% in June. In order to qualify this figure, one has to take into account that the UK and Spain NPL ratios are affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

•	The improvement in credit quality is reflected in the reduction in loan-loss provisions (5% below the first half of 2014), and in the consequent improvement in the cost of credit (1.32% in June 2015; 1.56% a year earlier).

The NPL and coverage ratios at the end of June of the main countries where the Group operates are set out below and their evolution during the second quarter:

•	Spain’s NPL ratio was 6.91% at the end of June (-34 b.p. in the quarter). This improvement was due to the good evolution of all the portfolios, particularly SMEs and companies, and to the sale of a EUR 420 million portfolio of bad loans. Coverage remained above 46%.

Real estate activity in Spain ended June with a NPL ratio of 85% and coverage of 61%. The total coverage ratio, including the balance outstanding, was 57% and coverage of assets foreclosed 55%.

•	Portugal’s NPL ratio was 8.80% (-16 b.p. over March 2015), particularly due to SMEs. The coverage ratio was 54% (+2 p.p).

•	Poland’s NPL ratio was 7.07% (-26 b.p. over March 2015), due to the favourable evolution of lending and containment of the NPLs of individual borrowers as well as SMEs and companies. Coverage was 63% (+2 p.p.).

•	Santander Consumer Finance’s NPL ratio was 4.25% (-27 b.p. in the second quarter), due to a good performance in most countries. The coverage ratio was 105% (+1 p.p. over March 2015).

•	In the UK the NPL ratio was 1.61% (-14 b.p.). The improvement was due to the good performance of companies and consumer credit in an environment of tough competition and low interest rates. The coverage ratio was 40% (-1 p.p.).

Credit risk management*

EUR Million

	30.06.15	30.06.14	Var. %	31.12.14

Non-performing loans	40,273	42,334	(4.9)	41,709

NPL ratio (%)	4.64	5.45		5.19

Loan-loss allowances	28,233	28,256	(0.1)	28,046

Specific	19,444	22,660	(14.2)	21,784

Collective	8,790	5,596	57.1	6,262

Coverage ratio (%)	70.1	66.8		67.2

Cost of credit (%) **	1.32	1.56		1.43

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

18

FINANCIAL REPORT 2015	JANUARY - JUNE
RISK MANAGEMENT

Non-performing loans by quarter

EUR Million

	2014				2015

	1Q	2Q	3Q	4Q	1Q	2Q

Balance at beginning of period	42,420	42,300	42,334	41,727	41,709	41,919

Net additions	2,536	2,535	1,959	2,623	2,017	1,315

Increase in scope of consolidation	148	—	—	763	54	1

Exchange differences	96	293	463	(299)	853	(36)

Write-offs	(2,900)	(2,793)	(3,029)	(3,105)	(2,715)	(2,925)

Balance at period-end	42,300	42,334	41,727	41,709	41,919	40,273

•	Brasil’s NPL ratio was 5.13% (+23 b.p.). The increase was due to the fall in lending and the higher NPLs of companies. The coverage ratio was 96%.

•	Mexico’s NPL ratio was 3.81% (+10 b.p.). One-off rise in companies NPLs, partly offset by the growth in lending. The coverage ratio was unchanged at 88%.

•	Chile’s NPL ratio was 5.73% (-15 b.p.). The fall was due to the good performance of SMEs and companies. The coverage ratio remained at 52%.

•	In the US, the NPL ratio remained at 2.30%. The coverage ratio was 223%. (+13 p.p.)

-	Santander Bank’s NPL ratio was 1.19% (-13 b.p. over March 2015). Good performance of mortgages and companies, due to the containment of NPL entries and the sale of a portfolio of bad loans. The coverage ratio increased by 10 p.p. to 124%.

-	SCUSA’s NPL ratio was 26 b.p. higher at 3.64%, due to increased NPL entries. Coverage remained very high at 339% (+2 p.p in the quarter.).

Market risk

•	The risk of trading activity in the second quarter of global wholesale banking, measured in daily VaR terms at 99%, fluctuated between EUR 12.5 million and EUR 31 million. These figures were low both in relative terms compared to our competitors as well as in relation to the Group’s balance sheet and activity.

•	Of note was the upward trend in VaR in April, the result of the increase in risk in Brazil and Spain, due to the greater exposure to interest rates. The VaR at the end of June stood at EUR 19.6 million, the result of reduced positions because of the uncertainty in Greece.

•	In addition, there are other positions classified for accounting purposes as trading. The total VaR of trading of this accounting perimeter at the end of June was EUR 18.3 million.

Trading portfolios*. VaR by region

EUR Million

	2015		2014
Second quarter	Average	Latest	Average

Total	19.8	19.6	18.9

Europe	13.1	17.8	14.4

USA and Asia	1.0	0.7	0.7

Latin America	13.3	6.7	14.9

Global activities	2.1	2.6	1.8

(*)	Activity performance in Global Wholesale Banking financial markerts

Trading portfolios*. VaR by market factor

EUR Million

Second quarter	Min	Avg	Max	Latest

VaR total	12.5	19.8	31.0	19.6

Diversification efect	(5.0)	(11.4)	(19.8)	(5.0)

Interest rate VaR	12.6	18.1	28.2	15.0

Equity VaR	1.2	2.1	3.2	1.5

FX VaR	1.9	4.5	12.7	4.9

Credit spreads VaR	3.1	6.3	10.5	3.1

Commodities VaR	0.1	0.2	0.6	0.2

(*)	Activity performance in Global Wholesale Banking financial markerts

      19

JANUARY - JUNE	FINANCIAL REPORT 2015
BUSINESS INFORMATION

Description of the businesses

Grupo Santander is maintaining in 2015 the general criteria applied in 2014, as well as the business segments with the following exceptions:

1) In the global businesses by re-ordering:

The business of Private Banking, Asset Management and Insurance, which previously appeared as independent global business, is now integrated into Retail Banking.

2) Other adjustments:

Annual adjustment of the clients of the Global Customer Relationship Model between Retail Banking and Global Banking and Markets. This change has no impact on the principal segments (or geographic).

For comparison purposes, the figures of previous periods of the principal and secondary segments have been re-expressed to include the changes in the affected areas.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Business by geographic area. Segments the activity of the Group’s operating units by geographic area. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all retail banking business, consumer banking, wholesale banking and private banking, and asset management and insurance conducted in this region, as well as the unit of run-off real estate activity in Spain. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes retail banking, consumer banking, wholesale and private banking, asset management and insurance conducted by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. The financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the holding entity (SHUSA), businesses of Santander Bank, Santander Consumer USA and Santander Puerto Rico.

Global business. The activity of the operating units is distributed by type of business between retail banking, global wholesale banking and the unit of run-off real estate activity in Spain.

•	Retail Banking. This covers all customer banking businesses (including consumer banking), except those of corporate banking, managed through the Global Customer Relationship Model. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, placed by the Group’s corporate Management of Assets and Liabilities Committee, and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

20

FINANCIAL REPORT 2015	JANUARY - JUNE
BUSINESS INFORMATION BY GEOGRAPHY

Net operating income		o/ 1Q’15			o/ 1H’14

EUR Million	2Q’15%		% w/o FX	1H’15%		% w/o FX

Continental Europe	1,745	(0.4)	(0.8)	3,496	7.2	7.0

o/w: Spain	899	(1.4)	(1.4)	1,812	0.3	0.3

Santander Consumer Finance	572	1.9	1.9	1,133	25.3	25.3

Poland	184	(3.8)	(6.3)	375	(4.5)	(5.4)

Portugal	114	(2.5)	(2.5)	231	3.8	3.8

United Kingdom	791	7.5	4.5	1,527	18.4	5.5

Latin America	3,015	3.9	7.3	5,917	8.8	8.9

o/w: Brazil	1,881	0.6	6.0	3,751	6.9	12.2

Mexico	522	7.8	8.5	1,005	15.6	8.5

Chile	374	16.9	13.6	694	3.2	(5.7)

USA	1,247	9.7	7.8	2,383	38.9	12.9

Operating areas	6,798	4.2	4.9	13,324	13.8	8.7

Corporate Activities	(608)	32.3	32.3	(1,068)	25.6	25.6

Total Group	6,189	2.0	2.8	12,256	12.9	7.4

Ordinary attributable profit to the Group		o/ 1Q’15			o/ 1H’14

EUR Million	2Q’15%		% w/o FX	1H’15%		% w/o FX

Continental Europe	744	12.0	11.4	1,408	46.4	45.8

o/w: Spain	413	15.6	15.6	771	50.3	50.3

Santander Consumer Finance	263	8.5	8.5	505	10.8	10.8

Poland	83	(8.0)	(10.4)	173	0.1	(0.8)

Portugal	51	(9.0)	(9.0)	107	44.0	44.0

United Kingdom	551	15.5	12.3	1,029	32.7	18.3

Latin America*	939	2.8	5.8	1,854	22.6	20.4

o/w: Brazil*	491	(4.7)	0.7	1,007	32.8	39.4

Mexico	175	4.2	4.9	342	11.4	4.6

Chile	150	37.7	34.2	259	1.6	(7.1)

USA	216	(12.3)	(14.1)	462	29.6	5.4

Operating areas*	2,450	6.4	6.6	4,752	31.8	24.6

Corporate Activities	(741)	26.8	26.8	(1,326)	56.2	56.2

Total Group*	1,709	(0.5)	(0.2)	3,426	24.3	15.6

(*) In 2Q’15 and 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Customer loans w/o repos		o/ 1Q’15			o/ 1H’14

EUR Million	2Q’15%		% w/o FX	1H’15%		% w/o FX

Continental Europe	290,936	0.0	0.3	290,936	4.1	4.2

o/w: Spain	161,357	0.2	0.2	161,357	(0.3)	(0.3)

Santander Consumer Finance	72,780	1.0	1.0	72,780	20.0	20.0

Poland	19,229	0.5	3.1	19,229	7.2	8.1

Portugal	24,301	0.3	0.3	24,301	(3.7)	(3.7)

United Kingdom	283,740	2.9	0.7	283,740	18.4	5.1

Latin America	156,033	(1.2)	1.4	156,033	9.5	15.1

o/w: Brazil	75,902	(0.6)	(1.3)	75,902	(0.1)	15.5

Mexico	29,301	(1.8)	4.3	29,301	16.5	15.3

Chile	34,719	(2.4)	3.2	34,719	17.4	11.3

USA	80,212	(3.1)	0.8	80,212	27.3	4.3

Operating areas	810,921	0.5	0.7	810,921	11.9	6.4

Total Group	816,917	0.4	0.7	816,917	12.1	6.6

Funds (deposits w/o repos + mutual funds)		o/ 1Q’15			o/ 1H’14

EUR Million	2Q’15%		% w/o FX	1H’15%		% w/o FX

Continental Europe	310,792	(0.4)	(0.1)	310,792	6.0	6.1

o/w: Spain	227,187	(1.0)	(1.0)	227,187	5.8	5.8

Santander Consumer Finance	31,812	2.6	2.6	31,812	3.5	3.5

Poland	23,918	(1.3)	1.3	23,918	9.4	10.3

Portugal	25,351	1.2	1.2	25,351	5.7	5.7

United Kingdom	232,883	4.0	1.7	232,883	17.3	4.1

Latin America	181,545	0.1	2.8	181,545	8.7	14.5

o/w: Brazil	89,379	4.2	3.4	89,379	(2.4)	12.9

Mexico	38,169	(3.5)	2.5	38,169	13.4	12.2

Chile	29,850	(7.0)	(1.7)	29,850	21.0	14.7

USA	57,357	(4.6)	(0.8)	57,357	42.1	16.5

Operating areas	782,577	0.7	1.0	782,577	12.0	8.0

Total Group	784,798	0.6	1.0	784,798	12.2	8.3

      21

JANUARY - JUNE	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Continental Europe. Spain

First half highlights

g	Attributable profit of EUR 771 million, 50% more than in the first half of 2014, thanks to a significant improvement in loan-loss provisions and a good performance of costs.

g	Launch of the 1|2|3 account as a new strategy in customer relations and loyalty.

g	Strong rise in new loans, in line with the economy’s upturn.

g	Customer funds increased 6% year-on-year, compatible with reducing the financial cost.

Strategy and activity

•	A new strategy for managing individual customers was launched at the end of May via the 1|2|3 account, which includes a model to engage customers, enabling us to significantly enhance relations with them. The first phase is already seeing an improvement in the levels of cross-selling with new customers.

•	The big push in the Santander Advance strategy continued in order to make us the reference bank for SMEs. Supporting the investment plans of our customers and all their financial and non-financial needs (training, internationalization, digitalization) is a strategic objective. Total Advance lending (SMEs and micro-businesses) rose 28% to EUR 6,218 million.

•	New loans to individual customers were up 33% in the first half and 17% to companies.

•	Funds rose 6% year-on-year. The focus remained on demand deposits (+20%), mutual funds (+17%), pension plans (+2%). Time deposits, however, were down 19%. This trend reduced the cost of deposits in the second quarter 50 b.p. below that in the same period of 2014.

Results

The second quarter attributable profit was EUR 413 million, 16% higher than in the first quarter. This was largely due to lower provisions under the process of improving the cost of credit, which stood at 0.84%.

The first half profit increased 50% year-on-year to EUR 771 million:

•	Gross income declined a little over the first half of 2014 in an environment of low interest rates and strong competition in lending, reflected in lower net interest income in the past few quarters.

•	Operating costs fell 4%, thanks to the synergies achieved with the optimization plans implemented.

•	Loan-loss provisions were down 37% year-on-year, underscoring the continued normalization in a better cycle, which was reflected in negative NPL entries in the first half.

•	The NPL ratio was 6.91% (-68 b.p. year-on-year). The coverage ratio increased by two percentage points to 47%.

Spain. EUR Million

		o/1Q’15		o/1H’14

	2Q’15%		1H’15%

Gross income	1,751	(0.7)	3,516	(1.6)

Net operating income	899	(1.4)	1,812	0.3

Attributable profit to the Group	413	15.6	771	50.3

Loans w/o repos	161,357	0.2	161,357	(0.3)

Funds	227,187	(1.0)	227,187	5.8

Efficiency ratio (with amortisations) (%)	48.6	0.4	48.5	(1.0)

NPL ratio (%)	6.91	(0.34)	6.91	(0.68)

NPL coverage (%)	46.8	0.2	46.8	1.9

22

FINANCIAL REPORT 2015	JANUARY - JUNE
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Continental Europe. Santander Consumer Finance

First half highlights

g	The agreement with PSA Finance and the recent acquisitions in the Nordic countries boost the area’s growth potential.

g	Year-on-year growth in new lending in the core countries: Spain, Germany and Nordic countries.

g	First half attributable profit of EUR 505 million, 11% more than in the same period of 2014.

g	Good performance of gross income, which offset higher costs and more provisions. All of them registered perimeter impact.

Strategy and activity

•	The units of Santander Consumer Finance (SCF) in continental Europe conducted their business in an environment of recovery in consumption and car sales (+8% year-on-year in our footprint).

•	The agreement with Banque PSA Finance will consolidate our auto finance leadership and the acquisition of GE Nordics increased the weight of direct credit in the business mix.

•	The focuses of management this year are: progress in integrating the latest acquisitions and drive new lending and cross selling, backed by the brand agreements and competitive advantages.

•	SCF continued to gain market share, supported by a business model with a wide geographic diversification, critical mass in key products, better efficiency than its peers and a system of analytical control of risks and recoveries.

•	Gross lending stood at EUR 72,780 million (+20% year-on-year), mostly due to the agreements and acquisitions.

•	New lending increased 23% year-on-year (+7% excluding perimeter), fuelled by direct credit and cards (+24%) and new auto finance (+34%). Of note in local currency terms were the Nordic countries (+30%).

•	Stability of customer deposits (around EUR 32,000 million), something that distinguishes Santander from its competitors, coupled with high recourse to wholesale funding (EUR 2,989 million issued in the first half, via senior debt issues and securitisations).

•	Customer deposits and medium- and long-term issues-securitisations in the market covered 68% of net lending.

Results

Second quarter attributable profit of EUR 263 million, 8% more than the first quarter, due to higher net interest income and lower provisions.

First half profit of EUR 505 million (+11% year-on-year), benefiting from the units incorporated (GE’s business in Nordic countries, PSA in France and Carfinco in Canada):

•	Gross income increased (+22%, due to the sharp rise in net interest income) more than costs (+18%), improving the efficiency ratio to 43.0% (1.4 p.p. less than in the first half of 2014).

•	Provisions increased 18%, partly due to the perimeter and to the release of funds in some units in the first quarter of 2014.

•	The NPL ratio was 4.25% (-27 b.p. in the quarter) and coverage reached 105% (+1 p.p.). Both ratios are excellent for the standards of consumer business.

•	Of note by units was the good performance of the Nordic countries’ profits (+62% in local currency; +10% excluding the perimeter impact).

Santander Consumer Finance. EUR Million

		o/1Q’15		o/1H’14

	2Q’15%		1H’15%

Gross income	1,010	3.3	1,988	22.2

Net operating income	572	1.9	1,133	25.3

Attributable profit to the Group	263	8.5	505	10.8

Loans w/o repos	72,780	1.0	72,780	20.0

Funds	31,812	2.6	31,812	3.5

Efficiency ratio (with amortisations) (%)	43.4	0.8	43.0	(1.4)

NPL ratio (%)	4.25	(0.27)	4.25	0.18

NPL coverage (%)	104.9	1.3	104.9	(0.3)

      23

JANUARY - JUNE	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Continental Europe. Poland (changes in local currency)

First half highlights

g	Year-on-year rise in lending, with positive economic outlook.

g	Focus on large companies, SMEs, leasing and mortgages. Santander continues to be the market leader in cards, mobile and online banking.

g	Deposits’ performance reflected the successful commercial strategy of recent quarters.

g	In results, revenues and costs management in an environment of lower interest rates.

Strategy and activity

•	The Bank continued the Next Generation Bank strategic programme to develop the Bank at all levels. Its main goal is to become the Bank of Choice. The board, all businesses and product segments are involved in this programme.

•	We continue to be the market leader in cards, mobile and online banking, marketing various products and initiatives. The BZWBK 24 Mobile channel is regarded as the best in Poland and the second in Europe, according to the 2015 Global Mobile Banking Functionality Benchmark report published by the consultancy Forrester Research.

•	Loans rose 8% over June 2014, backed by the Bank’s target segments: SMEs (+13%), companies (+4%), GBM (+5%) and leasing (+22%). Lending to individual customers rose 9%, (mortgages: +10%, cash loans: +8% and credit cards: +12%).

•	In funds, and following the sharp increase underpinned by the successful campaigns in the second half of 2014, the first half’s strategy centred more on management of spreads, which was compatible with a small rise in the second quarter. Deposits grew 11% year-on-year (+6% from individuals and +26% from companies).

•	This evolution maintained our solid funding structure (net loan-to-deposit ratio of 91%).

Results

Second quarter attributable profit of EUR 83 million. The first half profit of EUR 173 million was 1% lower than in the same period of 2014:

•	Gross income fell 2% year-on-year due to the impact of the following:

-	On the one hand, the reduction in net interest income and fee income. The first, due to lower interest rates which particularly affected consumer interest rates because of the maximum set by the Lombard rate. The second, because of tougher regulation which mainly hit card business.

-	On the other hand, trading gains rose sharply backed by a strategy of interest rate hedging to offset the drop in net interest income.

•	Operating expenses increased 1%, partly due to the new variable remuneration plan and higher regulatory charges.

•	Loan-loss provisions were slightly lower compared to higher lending. The NPL ratio also improved and stood at 7.07%.

•	Our bank in Poland continues to produce better-quality results than its peers, according to the latest data available, underscored by the success of the commercial strategy and increased productivity.

Poland. EUR Million

		o/ 1Q’15			o/ 1H’14

	2Q’15%		% w/o FX	1H’15%		% w/o FX

Gross income	336	(1.4)	(3.9)	676	(1.6)	(2.5)

Net operating income	184	(3.8)	(6.3)	375	(4.5)	(5.4)

Attributable profit to the Group	83	(8.0)	(10.4)	173	0.1	(0.8)

Loans w/o repos	19,229	0.5	3.1	19,229	7.2	8.1

Funds	23,918	(1.3)	1.3	23,918	9.4	10.3

Efficiency ratio (with amortisations) (%)	45.2	1.4		44.5	1.7

NPL ratio (%)	7.07	(0.26)		7.07	(0.35)

NPL coverage (%)	63.5	1.9		63.5	(1.8)

24

FINANCIAL REPORT 2015	JANUARY - JUNE
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Continental Europe. Portugal

First half highlights

g	Commercial actions to capture individual customers and companies. Focus on increasing market share.

g	Lending rose a little in the second quarter (+0.3%), for the first time in five years.

g	Funds increased 6% year-on-year, notably demand deposits and mutual funds.

g	Attributable profit was 44% higher year-on-year, mainly due to higher net interest income and lower provisions.

Strategy and activity

•	The bank’s strategy continues to focus on, managing spreads on loans, gaining more market share, particularly in companies, controlling NPLs, improving efficiency, and cutting the funding cost.

•	Of note in the first half, and one of the main commercial actions, was the launch of the Mundo 1|2|3 in order to grow in the market’s medium segment, and which includes a series of innovative solutions based on a demand account linked to a card and protection insurance. Since its launch on March 2, the number of the 1|2|3 account customers has reached around 40,000.

•	The Bank is still very focused on capturing new company clients, backed by the Santander Advance programme launched at the end of 2014 which has become a key tool (6,500 accounts opened for shops and SMEs).

•	These strategies are reflected in a slower decline in lending (-4% year-on-year), following a change of trend in the second quarter (+0.3%). Of note were market shares in new lending of 14.9% in companies and 16.5% in mortgages, well above those for the stock.

•	Funds rose 6%, especially demand deposits (+30%) and mutual funds (+19%), while time deposits declined a little (-2%).

Results

The second quarter attributable profit was EUR 51 million compared to EUR 56 million in the first quarter, largely due to reduced trading gains and higher taxes.

The first half profit of EUR 107 million was 44% higher year-on-year, and was due to the good performance of the main lines of the income statement:

•	In gross income, net interest income increased due to the better cost of funding, partly offset by the fall in fee income and trading gains.

•	Costs declined 1%, due to the commercial network’s optimization in accordance with the business environment.

•	Loan-loss provisions were 42% lower and the cost of credit improved to 0.38%. In local criteria, the NPL and coverage ratios continued to be better than the system’s averages.

Portugal. EUR Million

		o/1Q’15		o/1H’14

	2Q’15%		1H’15%

Gross income	234	(1.8)	472	1.4

Net operating income	114	(2.5)	231	3.8

Attributable profit to the Group	51	(9.0)	107	44.0

Loans w/o repos	24,301	0.3	24,301	(3.7)

Funds	25,351	1.2	25,351	5.7

Efficiency ratio (with amortisations) (%)	51.3	0.4	51.1	(1.1)

NPL ratio (%)	8.80	(0.16)	8.80	0.64

NPL coverage (%)	54.2	1.8	54.2	1.1

      25

JANUARY - JUNE	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

—▶ United Kingdom (changes in sterling)

First half highlights

g	Growth in business activity, both in retail (current account and mortgages) and corporate loans.

g	Attributable profit up 18% year-on-year (+12% over the first quarter), driven by net interest income and drop in provisions

g	Investment programmes continued to drive customer satisfaction and underpin future efficiency improvement.

g	The 1I2I3 World customer numbers continued to grow, improving customer loyalty, risk profile and activity levels.

Strategy and activity

•	Lending increased 5% compared to June 2014, largely due to corporate lending (+11%), mortgages (+1%) and unsecured consumer and vehicle finance lending (+48%). The PSA Finance UK limited joint venture completed in February 2015.

•	New gross mortgage lending was £11,900 million, including £2,300 million to first time buyers and £395 million of Help to Buy. Growth is expected to be in line with the market for the remainder of the year.

•	Support for UK businesses continued despite a contracting market, with lending to corporates up 11% year-on-year (+8% over the end of 2014). This performance is underpinned by the broader product suite and larger distribution capacity.

•	Customer deposit growth accelerated (+4% over the first half of 2014; +3% over December), driven by an increase in current accounts (+36% over the first half; +16% over December), growing at a rate of £1 bn per month since end 2012. Furthermore, current accounts by corporates rose 26%.

•	1/2/3 World customers increased to 4.3 million, up 1.3 million in the last 12 months and with 95% of 1I2I3 current account customers having their primary bank account with us. Santander UK remained first choice for current account switchers since September 2013.

•	Customer satisfaction improved significantly over the last three years, with continued focus on further improvement.

•	Santander UK is focused on maintaining a strong balance sheet. At the end of June 2015, the CRD IV end point Common Equity Tier 1 capital ratio stood at 11.7% and leverage ratio improved to 4.1% from 3.8% in December 2014.

Results

The second quarter attributable profit grew +12% over the first quarter, largely as a result of higher net interest income, and lower costs and loan loss provisions.

The first half attributable profit of £753 million (+18% over the first half of 2014 ) increased due to higher net interest income and lower loan loss provisions:

•	Net interest income rose 7% year-on-year, underpinned by improved margins (reduced cost of liabilities) and higher volumes. Net interest income / average customer assets improved to 1.86% in the first half of 2015, from 1.80% in the same period of 2014.

•	Operating expenses increased as a result of investment programmes in retail and corporate banking. These strategic investments underpin future efficiency improvements.

•	Loan-loss provisions fell 60%, with improved credit quality across the loan portfolios, conservative loan-to-value criteria, and supported by a benign economic environment. In addition, in the second quarter of 2015 provisions were released.

United Kingdom. EUR Million

		o/1Q’15			o/ 1H’14

	2Q’15%		% w/o FX	1H’15%		% w/o FX

Gross income	1,626	4.9	1.8	3,177	18.3	5.4

Net operating income	791	7.5	4.5	1,527	18.4	5.5

Attributable profit to the Group	551	15.5	12.3	1,029	32.7	18.3

Loans w/o repos	283,740	2.9	0.7	283,740	18.4	5.1

Funds	232,883	4.0	1.7	232,883	17.3	4.1

Efficiency ratio (with amortisations) (%)	51.3	(1.2)		51.9	(0.0)

NPL ratio (%)	1.61	(0.14)		1.61	(0.30)

NPL coverage (%)	40.3	(0.9)		40.3	(0.8)

26

FINANCIAL REPORT 2015	JANUARY - JUNE
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Latin America. Brazil (changes in local currency)

First half highlights

g	Strategy to boost the number of customers, their loyalty and more sustainable revenues with lower risk.

g	Activity remained dynamic, with double-digit growth in loans and funds.

g	Ordinary profit increased 39% year-on-year due to higher gross income, control of costs and lower provisions and minority interests.

g	Additionally, in the second quarter the Group recorded attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities.

Strategy and activity

•	The strategy was still focused on fostering projects that aim to make us a more modern and simple bank and with more satisfied customers. Of note were:

-	The installation of the new CERTO commercial model that improves business capacity and efficiency.

-	The processes for capturing and activating new customers were speeded up (opening of account, delivery of cards and PIN on the same day) together with new digital channels that are simpler and more accessible. Acquiring activity was also strengthened.

-	The association with Banco Bonsucesso strengthened payroll business.

-	Santander Negocios y Empresas, which offers financial and non-financial solutions, was launched for SMEs.

•	Lending rose 16% year-on-year, partly due to the exchange-rate impact on dollar portfolios and the entry of Bonsucesso (+9% excluding them). After a sharp rise in the first quarter, loans declined 1% in the second, because of the real’s appreciation against the dollar and the maturity of operations with large companies.

•	Strong year-on-year growth in lending to companies and large companies (+32%, partly aided by balances in dollars), mortgages (+34%) and BNDES (+16%). The trend in credit to SMEs continued to improve (+6% compared to stagnation in 2014).

•	Funds grew 17%, with a good performance by mutual funds (+16%), time deposits (+14%) and other (+34%).

Results

The second quarter ordinary profit (excluding the reversal of tax liabilities) was EUR 491 million, very in line with the first quarter. Of note were higher revenues which were partly neutralized by higher costs (personnel, marketing, new projects, etc) and provisions.

The first half ordinary profit rose 25%. After deducting taxes and minority interests (lower as a result of last October’s acquisition), ordinary attributable profit was EUR 1,007 million (+39% year-on-year).

•	Gross income rose 9%, thanks to a good evolution of net interest income, which increased for the third quarter running, and fee income (+11%). Of note were the revenues from insurance, foreign trade and cards.

•	Operating expenses increased 4%. In real terms and on a like-for-like basis, they fell 6.7%, reflecting the efforts made in prior years to improve efficiency and productivity.

•	Loan-loss provisions declined 5%, as a result of selective growth in the portfolio (profitability/risk mix). Credit quality indicators continued to improve: the cost of credit dropped 93 b.p. to 4.4% and the NPL ratio fell by 65 b.p. year-on-year to 5.13%.

Brazil. EUR Million

		o/1Q’15			o/ 1H’14

	2Q’15%		% w/o FX	1H’15%		% w/o FX

Gross income	3,021	(0.8)	4.6	6,066	3.9	9.1

Net operating income	1,881	0.6	6.0	3,751	6.9	12.2

Ordinary attributable profit to the Group	491	(4.7)	0.7	1,007	32.8	39.4

Loans w/o repos	75,902	(0.6)	(1.3)	75,902	(0.1)	15.5

Funds	89,379	4.2	3.4	89,379	(2.4)	12.9

Efficiency ratio (with amortisations) (%)	37.7	(0.9)		38.2	(1.7)

NPL ratio (%)	5.13	0.23		5.13	(0.65)

NPL coverage (%)	95.9	0.7		95.9	1.1

      27

JANUARY - JUNE	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Latin America. Mexico (changes in local currency)

First half highlights

g	The expansion plan (now completed) and the commercial strategy are reflected in activity and market share gains.

g	Focus on the most profitable segments (Select, SMEs, companies) and on quality of service.

g	Profit before tax rose 9% year-on-year, driven by gross income.

Strategy and activity

•	Lending increased 15% year-on-year and deposits without repos 16%. Growth benefited from the greater installed capacity, combined with improvements in segmentation of customers and better sales platforms.

•	Lending growth was mainly due to consumer credit (+32%), including the acquisition of a portfolio from Scotiabank for MXN 2,800 million and where record months of placement were registered. Lending to SMEs rose 24%, mortgages 14% and to companies 15%. Credit card lending was more moderate (+6%), but higher than the market.

•	Deposits grew and their structure improved, as more focus was placed on demand deposits (+22%). Mutual funds increased 6%.

•	The expansion plan begun in 2012 was completed after the opening of 200 branches (eight in the second quarter), many of them specialized by segments.

•	Multi-channel activity continued to be fostered (203 new ATMs in the quarter, mobile and online banking initiatives) and the development of strategic alliances with companies such as Oxxo, 7-Eleven and Telecom, which at the end of June enabled us to expand our basic banking services via a network of 16,806 shops.

Results

The first half pre-tax profit increased 9%. After deducting taxes (increased charge to 23%) and minority interests, attributable profit was EUR 342 million (+5% year-on-year).

•	Gross income rose 7% year-on-year. Net interest income was 13% higher due to growth in lending, which offset interest rates still at very low levels and the change of mix of the credit portfolio.

•	Fee income increased 1% due to a better performance of those from insurance and mutual and pension funds. Trading gains, on the other hand, declined 17% because of the downturn in the markets.

•	Costs grew 6% year-on-year due to new commercial projects and the greater installed capacity. They were stable with regard to the first quarter, once the expansion plan was completed.

•	Loan-loss provisions increased 11%, due to higher volumes, the entry of the Scotiabank portfolio and one-off provisions for the companies segment. The cost of credit continued to be in line with previous quarters.

Profit was 5% higher than the first quarter, with trends similar to those for the first half: 5% rise in gross income (driven by net interest income and fee income), flat costs and higher provisions.

Mexico. EUR Million

		o/1Q’15			o/ 1H’14

	2Q’15%		% w/o FX	1H’15%		% w/o FX

Gross income	869	4.2	4.9	1,702	14.4	7.4

Net operating income	522	7.8	8.5	1,005	15.6	8.5

Attributable profit to the Group	175	4.2	4.9	342	11.4	4.6

Loans w/o repos	29,301	(1.8)	4.3	29,301	16.5	15.3

Funds	38,169	(3.5)	2.5	38,169	13.4	12.2

Efficiency ratio (with amortisations) (%)	40.0	(2.0)		40.9	(0.6)

NPL ratio (%)	3.81	0.10		3.81	0.29

NPL coverage (%)	87.5	(0.9)		87.5	(9.1)

28

FINANCIAL REPORT 2015	JANUARY - JUNE
BUSINESS INFORMATION BY GEOGRAPHY

▶ Main units of Latin America. Chile (changes in local currency)

First half highlights

g	The commercial transformation is reflected in greater activity in the target segments of lending and funds.

g	Increase in transactions with loyalty customers. Customer attention quality maintained and migration to Select.

g	First half profit of EUR 259 million, with year-on-year comparison affected by lower inflation. Second quarter profit was 34% higher than the first.

Strategy and activity

•	Santander is the leading bank in Chile in terms of assets and customers and has a marked retail focus (individuals and SMEs). The group maintains its strategy of improving long-term profitability in a scenario of lower spreads and tougher regulation.

•	The second quarter focus was on maintaining the quality of customer attention and the dynamism of business.

•	In the segment for individual customers, this strategy was supported by use of NEO CRM and improvements and new functionalities were installed in remote and digital channels of attention (VOX and Internet).

•	Company banking has seven specialized centres that offer customers greater proximity, particularly in the regions. This is reflected in an increase in customer satisfaction with the attention channels in this segment. VOX companies’ satisfaction reached 83% compared to 62% at the end of 2014.

•	These actions are feeding through to business. Lending increased 11% year-on-year, with greater progress in the target segments: companies and SMEs (+12%) and high income (+13%). Funds rose 15%, most notably demand deposits (+37%).

Results

The second quarter attributable profit was 34% higher than the first. Net interest income was particularly high (quarter-on-quarter growth in the UF of 1.5%) and provisions were lower. Costs increased because of the automatic revision of salaries as year-on-year inflation was above 3.5%.

Attributable profit fell 7% year-on-year, mainly due to reduced revenues from the inflation-indexed UF portfolio:

•	The UF change was +1.4% in the first half compared to +3.1% in the same period of 2014. This impact was partly offset by higher volumes of assets, a lower cost of funding, higher trading gains and the good dynamics of business with customers.

•	Costs were up 10% due to salary rises, the indexation of rentals and salaries to year-on-year inflation, as well as the impact of the peso’s depreciation on IT service contracts indexed to the dollar and the euro.

•	The cost of credit continued to improve. Loan-loss provisions remained in line with those in the first half of 2014, following a further fall in the second quarter, which was compatible with double-digit growth in lending.

Chile. EUR Million

		o/1Q’15			o/ 1H’14

	2Q’15%		% w/o FX	1H’15%		% w/o FX

Gross income	634	14.4	11.2	1,188	9.6	0.2

Net operating income	374	16.9	13.6	694	3.2	(5.7)

Attributable profit to the Group	150	37.7	34.2	259	1.6	(7.1)

Loans w/o repos	34,719	(2.4)	3.2	34,719	17.4	11.3

Funds	29,850	(7.0)	(1.7)	29,850	21.0	14.7

Efficiency ratio (with amortisations) (%)	41.0	(1.3)		41.6	3.6

NPL ratio (%)	5.73	(0.15)		5.73	(0.21)

NPL coverage (%)	51.6	(0.4)		51.6	(0.1)

      29

JANUARY - JUNE	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ Other Latin American units. Argentina (changes in local currency)

First half highlights

g	Credit and deposit growth and trends very aligned with the markets.

g	Attributable profit increased 19% year-on-year and in the quarter. Both due to higher revenues.

g	Commercial revenues grew because of greater activity and transactions (collections, means of payment, etc).

g	Costs increased because of the opening of more branches and transformation projects.

Strategy and activity

•	The Bank’s commercial strategy continued to focus on greater penetration and engagement with high-income and SME segments.

•	The Select products were strengthened for high-income clients and new spaces and specialized corners continued to be opened, boosting cross-selling to these clients. Santander Río Advance was launched in April in order to bolster the SME segment.

•	The expansion and transformation plan continued, with the opening of 14 new branches in the first half and 92 of branches have been totally transformed. Some 200,000 customers now use the Santander Río Mobile.

•	Credit rose 34% year-on-year, particularly to companies and consumer loans. Deposits rose 40%.

Results

Attributable profit was 19% higher than in the first quarter, due to commercial revenues (+7%), while costs fell 2%. Net operating income was 14% higher.

The first half profit was EUR 175 million, 19% higher than in the same period of 2014.

•	The commercial strategy is reflected in a 24% rise in gross income (+46% net interest income).

•	Costs increased 43% due to branch openings, transformation and IT projects and the new salary agreement. Net operating income was up 6%.

•	Loan-loss provisions declined 8%. Credit quality was high: cost of credit of 2.2%, a NPL ratio of 1.53% and coverage of 146%.

▶ Other Latin American units. Perú (changes in local currency)

First half highlights

g	Lending and deposits remained strong.

g	Attributable profit increased 46% year-on-year due to higher revenues.

Strategy and activity

•	Strategy continued to focus on more lending to the corporate segment, global clients and the country’s large companies.

•	Particular importance given to close relations with customers and quality of service, exploiting synergies with the Group’s other units.

•	Lending rose 21% year-on-year and deposits 29%, complemented by stable growth in medium-term financing.

Results

•	Attributable profit in the second quarter was EUR 10 million, 40% higher than the first quarter.

•	The first half profit was higher at EUR 17 million, fuelled by net operating income (+63% year-on-year). This, in turn, increased because of the improvement in efficiency (gross income: +50%; costs: +24%).

•	Loan-loss provisions rose 23% from a very small base, due to the portfolio’s good performance (NPL ratio of 0.23% and very high coverage).

30

FINANCIAL REPORT 2015	JANUARY - JUNE
BUSINESS INFORMATION BY GEOGRAPHY

▶ Other Latin American units. Uruguay (changes in local currency)

First half highlights

g	Double-digit growth in loans and deposits.

g	Attributable profit increased 30% year-on-year and 3% quarter-on-quarter, due to higher revenues and stable costs.

Strategy and activity

•	The Group is the country’s leading private sector bank, with a strategy focused on growing in retail banking and improving efficiency and the quality of service.

•	Loans grew 14% year-on-year: consumer credit (+18%) and SMEs (+33%). Deposits rose 24%.

•	Select Experience was launched, resulting in a 25% increase year-on-year in deposits, the Advance programme for SMEs and sovereign bonds structured and placed in the international market.

•	The number of complaints continued to fall and the response time improved.

Results

•	Attributable profit in the first half was EUR 35 million, spurred by net operating income (+39% and +7% year-on-year and quarter-on-quarter, respectively).

•	Costs were under control (+2%), following the efficiency plan developed in 2014.

•	These changes produced an improvement of 8 p.p. in the efficiency ratio to 55.8% at the end of June.

•	Loan-loss provisions increased, though from a low base, and credit quality remained excellent (NPL ratio of 1.12% and coverage of 229%).

•	The second quarter attributable profit was EUR 17 million (+3% over the first quarter), maintaining the trend indicated for the first half in gross income (+5%) and control of costs.

▶ Other Latin American units. Colombia

•	Banco Santander de Negocios Colombia began to operate in January 2014. The new bank has a banking licence and share capital of $100 million. It specializes in the corporate and business market, with a particular focus on global clients, customers of the Group’s International Desk programme and those local clients in the process of internationalizing.

•	Its main products are those for investment banking and capital markets, transaction banking, treasury and risk coverage, foreign trade financing and working capital financing products in local currency, such as confirming.

•	The bank reached a point of equilibrium in the second quarter between revenues and costs.

      31

JANUARY - JUNE	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

▶ United States (changes in dollars)

First half highlights

g	Investment continued to be made to improve commercial activity and comply with regulatory requirements.

g	Santander Bank grew selectively in deposits and loans.

g	SCUSA continued its strong growth in new lending and servicing activity.

g	Attributable profit was 5% higher year-on-year (+30% in euros).

Strategy and activity

•	Santander in the United States includes the holding SHUSA, commercial banking via Santander Bank and Banco Santander Puerto Rico, as well as the specialized consumer finance activity of Santander Consumer USA (SCUSA).

•	Santander US continued to strengthen its management teams, risk management models, data bases and basic control functions. This is part of a multi-year project being developed to improve the Bank and comply with the regulator’s expectations.

•	On July 3, Grupo Santander announced it had reached an agreement to buy DDFS LLC’s 9.68% stake in SCUSA. After this operation, subject to the corresponding regulatory approvals, the Group’s stake will rise to around 68.7%.

•	Santander Bank’s credit strategy centres on companies and auto finance (backed by synergies with SCUSA). Lending increased 1% in the second quarter and 7% year-on-year, excluding the impact of portfolio sales and securitisations.

•	The strategy in funds is to increase core deposits and reduce balances of the more expensive time deposits. Deposits without repos increased 1% in the quarter and 10% year-on-year.

•	Deleveraging continued in Puerto Rico in order to reduce balance sheet risk.

•	SCUSA continued its strategy to diversify its business mix between assets retained on the balance sheet, assets sold and more servicing of portfolios.

Results

The first half attributable profit was $515 million, 5% more than the same period of 2014, thanks to higher gross income that more than offset the increase in costs and provisions.

•	Gross income rose 12%, mainly due to SCUSA, as a result of greater originations, which spurred net interest income, as well as sales of portfolios and fee income from servicing. Santander Bank’s net interest income is under pressure from lower than expected interest rates, offset by trading gains.

•	Operating expenses increased 11% due to the efforts made in regulatory compliance and IT investments.

•	Loan-loss provisions rose 8%, due to Santander Bank, which shows a trend of normalization after recording very low levels in 2014 (recoveries in the first quarter) as well as SCUSA, because the higher level of retained loans and seasonal factors.

The second quarter profit was lower than the first, mainly due to higher provisions as net operating income increased 8% thanks to greater gross income.

United States. EUR Million

		o/ 1Q’15			o/ 1H’14
	2Q’15%		% w/o FX	1H’15%		% w/o FX

Gross income	1,910	8.1	6.2	3,676	37.9	12.2

Net operating income	1,247	9.7	7.8	2,383	38.9	12.9

Attributable profit to the Group	216	(12.3)	(14.1)	462	29.6	5.4

Loans w/o repos	80,212	(3.1)	0.8	80,212	27.3	4.3

Funds	57,357	(4.6)	(0.8)	57,357	42.1	16.5

Efficiency ratio (with amortisations) (%)	34.7	(1.0)		35.2	(0.5)

NPL ratio (%)	2.30	—		2.30	(0.63)

NPL coverage (%)	223.3	12.6		223.3	58.3

32

FINANCIAL REPORT 2015	JANUARY - JUNE
BUSINESS INFORMATION BY GEOGRAPHY

▶ Corporate Activities

First half highlights

g	This area incorporates the functions of balance sheet management, total management of capital and reserves, as well as of the parent bank’s financial stakes.

g	The Group’s corporate centre manages each risk (balance sheet, liquidity and exchange rate), using diversified instruments of high quality and liquidity, and optimizing costs.

g	Lower revenues in the first half year-on-year from the portfolio of assets, reduced cost of liabilities, higher regulatory costs, larger provisions and lower recovery of taxes.

g	Larger losses in the second quarter than in the first, mainly due to lower trading gains.

Strategy / Functions and Activity

•	Global balance sheet management functions developed by the Financial Management area:

-	Active management of interest rate risk to soften the impact of interest rate changes on net interest income, conducted via positions in bonds and derivatives of high credit quality, very liquid and low capital consumption.

-	Structural management of liquidity risk to finance the Group’s recurring activity. This is achieved by diversifying the various funding sources (issues and securitisations) and maintaining an adequate profile (volumes, maturities and costs).

-	Strategic management of the exposure to exchange rates on equity and on the counter value of the units’ results in euros for the next 12 months. Net investments in equity covered by EUR 19,382 million (Brazil, UK, Mexico, Chile, US, Poland and Norway) with various instruments (spot, fx, forwards or tunnels of options).

•	Intragroup liquidity management injecting the liquidity that some business units might need. The price at which these operations are conducted is the market rate (euribor or swap) plus the premium which, in concept of liquidity, the Group supports by immobilizing funds during the maturity of the operation.

•	Total management of capital and reserves: capital assigned to each unit.

•	Lastly, and marginally, Corporate Activities reflects the stakes of a financial nature that the Group has under its policy of optimizing investments. Of note in 2015 was the stake in Metrovacesa which until December 2014 was recorded by the equity accounted for method.

Results

In year-on-year terms:

•	Lower revenues due to reduced results from centralized management of interest rate and exchange rate risk, which was partly offset by the lower financial cost of issues because of the decline in interest rates as well as the lower volume (decline in businesses’ liquidity needs in year-on-year comparison).

•	Increased costs because of change in perimeter, expenses related to corporate operations underway (recorded in this area until in effect) and higher costs emanating from regulatory requirements .

•	Other income, including real estate provisions and various contingencies, recorded losses of EUR 294 million, up from EUR 139 million in the first half of 2014. This rise was due to provisions to reinforce the balance sheet.

•	Lastly, lower recovery of taxes because of the better evolution of businesses in Spain.

The higher losses in the second quarter than in the first were mainly due to reduced trading gains (down EUR 231 million), largely because of lower results from management of interest rate risk.

Corporate Activities. EUR Million

	2Q’15	1Q’15	% Var.	1H’15	1H’14	% Var.

Gross income	(403)	(252)	60.2	(655)	(461)	42.0

Net operating income	(608)	(460)	32.3	(1,068)	(850)	25.6

Ordinary attributable profit to the Group	(741)	(585)	26.8	(1,326)	(849)	56.2

      33

JANUARY - JUNE	FINANCIAL REPORT 2015
INFORMATION BY GLOBAL BUSINESS

▶ Retail banking

First half highlights

g	The transformation of our commercial banking model to one that is increasingly more simple, personal and fair continued.

g	Customer-focused, developing specialized models, ranges of simple products and global proposals.

g	Drive in multi-channels, particularly digital ones.

g	Attributable profit of EUR 4,020 million, 34% more than in the first half of 2014 (+26% excluding the forex effect).

Strategy and activity

The bank continued the process of transforming retail banking and made progress in the main lines: improved knowledge of our customers, specialized management of each segment and differentiated value proposals, development of a multi-channel distribution model with the thrust of digital channels, and continuous improvement in customer satisfaction.

In order to improve commercial productivity and customer satisfaction, use of the new commercial tool NEO CRM continued to be extended so as to have a 360º view of customer performance and relations with the Bank. It is already installed in Chile (the origin of this best practice), Brazil, US and Spain, and is being developed in the rest of units.

In order to improve long-term loyalty and relations with customers, differentiated value proposals were launched in several countries:

•	The 1|2|3 account was presented in Spain in May, following its success in the UK and Portugal and that of similar products in Poland and Germany.

•	The Paquete de Bienvenida was launched in Brazil in order to streamline processes and improve the capturing of new clients. The Autocompara tool, already in Mexico, Spain and Chile, was also installed in a bid to strengthen car insurance business by helping clients to select the product that best meets their needs.

•	The Plan Santander Lanpass was launched in Chile which rewards transactions and improves the benefits for customers.

We continued to strengthen support for SMEs and companies:

•	Santander Advance was launched in Argentina, Brazil and Chile, completing the installation of this model in South America. This support programme for SMEs is now operating in eight countries.

•	Santander Trade portal: new services for companies and SMEs, facilitating their establishment and businesses in foreign countries

The digital transformation is a strategic priority and is manifested in strengthening the multi-channels with better commercial websites and new applications and capabilities for mobile phones. Of note was Santander UK’s participation in the first group of Apple Pay issuers and new apps for mobile phones in Portugal and Uruguay. The Santander Watch app was launched in Spain for the new Apple intelligent watch, and the new Deposit Capture function for cell phones in the US.

In short, we aim to improve the customer experience, focusing on the daily relationship with the Bank. The examples given here underscore our commitment to the people and companies that deposit their confidence in our Bank every day.

Results (in constant euros)

First half attributable profit of EUR 4,020 million (+26% year-on-year and +8% quarter-on quarter).

•	This performance was due to the main lines of the income statement: 8% rise in gross income, due to net interest income; control of costs, which only rose 2.4% in real terms, and 9% drop in loan-loss provisions.

Retail Banking. EUR Million

		o/ 1Q’15			o/ 1H’14
	2Q’15%		% w/o FX	1H’15%		% w/o FX

Gross income	10,673	3.6	4.1	20,970	13.4	8.1

Net operating income	6,013	5.9	6.4	11,694	15.5	9.8

Ordinary attributable profit to the Group	2,087	8.0	7.8	4,020	34.2	26.0

Loans w/o repos	711,332	0.7	0.8	711,332	11.7	5.5

Funds	719,354	1.1	1.3	719,354	11.9	7.6

34

FINANCIAL REPORT 2015	JANUARY - JUNE
INFORMATION BY GLOBAL BUSINESS

▶ Global Wholesale Banking (SGB&M)

First half highlights

g	Attributable profit of EUR 921 million, 1% lower year-on-year and stable quarter-on-quarter, and in constant euros in both cases.

g	Positive evolution y-o-y of gross income, with higher provisions and greater costs from the ongoing investment in franchises.

g	Reference positions in Europe and Latin America, in corporate loans, project finance and issues, among others.

Strategy and activity

•	SGB&M maintained the lines of action begun in 2014: develop the sale of products to all the Bank’s clients, foster transaction business, deepen the creation of the customer franchise in the UK, the US and Poland and step up our coverage in Asia and the Andean region, in line with the Group’s expansion in these areas.

Of note in the second quarter were:

•	Trade Finance, rose in most countries, particularly in Spain, the rest of continental Europe, the UK, US, Brazil and Chile. The Group continued to be the leader in export finance and grew strongly in working capital solutions. Noteworthy was the Royal Caribbean operation, with EUR 800 million financing and coverage by the French export credit agency, in which SGB&M was the mandated lead arranger (EUR 100 million participation) and Glencore’s EUR 247 million receivables purchase programme with coverage by the credit insurance company Euler Hermes.

•	Cash Management made a solid contribution to business, particularly in Brazil, Mexico and the UK, with higher volumes as well as an increase in the number of active clients in transaction business.

•	Syndicated Corporate Loans. We continued to be a reference in Europe and Latin America. We maintained our leadership in project finance. Of note in the second quarter was the financial advice provided to the consortium building Line 2 of the Lima Metro, as well as financial advice and acting as global coordinator in placing project bonds, the largest debt placement in international markets to finance a project in Peru ($1,155 million).

•	In Corporate Finance, strong recovery in Europe for equity capital markets. Lower activity in Latin America although with presence in the main capital increase operations: Telefónica in Brazil, Vesta in Mexico and Compañía Sudamericana de Vapores in Chile.

•	The Debt Capital Markets continued to consolidate business in Europe, with greater activity particularly in the corporate segment, while in Latin America we participated in the region’s main operations.

•	As regards Markets’, activity, positive evolution of revenues from sales business (strong growth in Latin America). Lower year-on-year contribution from the management of books which supports customer business.

Results (in constant euros)

Results were backed by the strength and diversification of customer revenues (86% of the total).

•	SGB&M generated 12% of the Group’s gross income from operating areas in the first half and 19% of attributable profit.

•	Revenues increased 3% year-on-year due to net interest income and fee income (+14% combined). The performance was mixed. Global Transaction Banking, against a backdrop of contained spreads and low interest rates, increased 6%. Growth of 9% in Financing Solutions & Advisory, reflecting the soundness of the various businesses. In Global Markets, customer revenues were down 14% due to the lower contribution of European units.

•	Operating expenses were higher because of investments in high potential markets, particularly in the US, UK, Poland and Asia, and loan-loss provisions increased, mainly in Brazil.

Trading gains fell 80% in the second quarter over the first, and costs rose 3%, but partly neutralized by lower loan-loss provisions (-25%). Attributable profit remained stable.

Global Wholesale Banking. EUR Million

		o/ 1Q’15			o/ 1H’14
	2Q’15%		% w/o FX	1H’15%		% w/o FX

Gross income	1,355	(3.1)	(1.8)	2,752	5.9	3.3

Net operating income	842	(6.2)	(4.3)	1,740	1.7	0.1

Attributable profit to the Group	457	(1.4)	0.1	921	0.6	(1.0)

Loans w/o repos	92,581	(0.4)	0.5	92,581	19.4	19.1

Funds	62,978	(3.8)	(2.1)	62,978	12.4	12.9

      35

JANUARY - JUNE	FINANCIAL REPORT 2015
CORPORATE GOVERNANCE

Corporate Governance

Changes in Banco Santander’s board of directors

On June 30, Mr. Ignacio Benjumea, until now general secretary and secretary of the board, was appointed a non-executive director, effective September 1. Mr. Juan Rodríguez Inciarte resigned from the board for personal reasons and will stop being senior executive vice-president at the end of the year.

Senior management

•	The following changes in the Group’s senior management were also announced on June 30.

•	Mr. Jaime Pérez Renovales, senior executive vice-president of the Bank, was appointed, effective September 1, secretary general and secretary of the board and will lead the new division of General Secretariat and Human Resources.

•	Mr. Rami Aboukhair, senior executive vice-president of the Bank and with extensive expertise in retail banking in Spain and the UK, has been appointed country head for Santander Spain.

•	Mr. Ángel Rivera, senior executive vice-president of the Bank, has been appointed head of the Retail and Commercial Banking Division

Board of Directors, Santander Spain

The Board of Santander Spain was created as a collegiate body of internal governance. It will monitor and supervise the activities of Santander Spain, including its policies and strategies, risk, human resources and senior management appointments, as well as a number of control and monitoring tasks.

The board, chaired by Mr. Rodrigo Echenique, vice chairman of the Bank, will have, at least, one third independent directors with the country head of Spain (Mr. Rami Aboukhair) as a permanent member. The Group has also appointed to this board Mr. Ignacio Benjumea, Mr. Ángel Rivera (head of the Retail and Commercial Banking Division), Mr. José María Nus (chief risk officer), Mr. José García Cantera (chief financial officer), Mr. Carlos Barrabés, Mr. Javier Monzón and Mr. Gonzalo Alonso-Tejuca, the last three of whom are independent directors.

External auditor

In line with the corporate governance recommendations for rotation of the external auditor, and at the proposal of the audit committee and as a result of a selection procedure developed with full transparency, Banco Santander’s board chose PricewaterhouseCoopers Auditores as external auditor of the Bank and its consolidated Group in order to verify the annual accounts of the financial years 2016, 2017 and 2018.

PwC’s appointment is to be confirmed at the Bank’s next AGM.

36

FINANCIAL REPORT 2015	JANUARY - JUNE
CORPORATE SOCIAL RESPONSIBILITY

Corporate Social Responsibility

Grupo Santander continued to develop initiatives under its commitment to corporate social responsibility. The main ones during the second quarter were:

Santander, a responsible and committed Bank

•	Banco Santander’s mission is to help people and businesses prosper and become the best retail bank, gaining the confidence and trust of its employees, customers, shareholders and society by being a Simple, Personal and Fair bank.

Social investment

Santander Universities

•	Santander is committed to assigning EUR 700 million to universities over the next four years and maintaining co-operation agreements with more than 1,100 universities throughout the world. These agreements enable the Bank to support education, research, entrepreneurship and international mobility

•	Ana Botín, the executive chairman, chaired the XV general meeting of Universia’s shareholders in Spain, where she reaffirmed the Group’s commitment to higher education and recognized the role of universities as creators of knowledge, incubators of talent and engine of the economy and social progress.

During the meeting, which brought together the highest representatives of the Universia’s 79 partner universities and 15 chancellors of some of the leading universities in Latin America and Portugal, Ana Botín stated the need to use the talent and foster equality of opportunities so that anyone can access higher education and develop their potential, regardless of their background or economic capacity.

•	Banco Santander signed a co-operation agreement with the Ibero-American General Secretariat to provide 40,000 scholarships until 2018 for travel by students, teachers and researchers in Latin American countries.

Investment in the community

•	The Bank’s employees lived between June 8 and 13 the Semana Somos Santander (We are Santander Week), when they celebrated being part of a global leader group, with a mission, a vision and a way of doing things together.

Many corporate and local activities were held, including the second big collection of food. This initiative gives the Group’s professionals the opportunity to demonstrate their spirit of solidarity and help improve the life of the most needy. A total of 60,400 kilograms of staple food products were donated, 2% more than in 2014, which were delivered to the NGOs participating in this initiative.

•	For the 11th year running, Banco Santander held its Alpine skiing courses for the handicapped children of the Bank’s professionals in Spain. The aim of these courses is to promote leisure activities adapted for people with some kind of disability, using sports to help their social integration. Forty-two children and young people took part.

The environment and climate change

•	Banco Santander is firmly committed to preserving the environment by promoting many initiatives that protect and mitigate the environmental impact.

•	In the sphere of clean energies, Banco Santander together with two of the largest pension funds in Canada created the sustainable investments company Cubico to manage and invest in renewable energy and water infrastructure globally. Cubico has a balanced and diversified portfolio of more than $2 billion, comprising 19 wind power, solar and water infrastructure assets.

•	Santander Brazil led the issue of a project bond linked to a BRL 146 million project (EUR 42 million) for the financing of wind-power parks in the state of Bahía. It was the first issue of bonds in Brazil in this sector where Grupo Santander is the leader in Europe, the US and Latin America.

      37

JANUARY - JUNE	FINANCIAL REPORT 2015
THE SANTANDER SHARE

The Santander share

Shareholder remuneration

•	Under the 2014 Santander Dividendo Elección programme (scrip dividend), shareholders could opt in April to receive in cash or in shares the amount equivalent to the fourth dividend (EUR 0.151 per share). In order to tend to those who chose the latter option (83.8% of the capital), 256,046,919 shares were issued.

•	This brought the total shareholder remuneration for 2104 to EUR 0.60 per share.

•	As regards the 2015 results, and in accordance with the Group’s new dividend policy, the board agreed to pay in cash, as of August 1, the first interim dividend of EUR 0.05 per share.

Performance of the Santander share

•	Of note during the first half of 2015 was the European Central Bank’s launch of its quantitative easing programme, the delay in US monetary policy normalization and the negotiations between the Greek government and its creditors which, after a long period, ended without an agreement at the end of June and led to Athens’ failure to repay to the IMF a pending debt.

•	The Santander share price ended June at EUR 6.264, a performance influenced in the first half by the impact on markets on the EU periphery of the lack of agreement between Greece and its creditors. Spain’s Ibex-35 rose 4.8% compared to 12.5% for the DJ Stoxx Banks and 9.4% for the DJ Stoxx 50.

•	The Santander share stood at EUR 6.498 at the date of publication of this report, 10.3% higher than at the time of the capital increase. The shareholder return in the same period was 15.5%.

Capitalisation and trading

•	At the end of June, Santander was the largest bank in the euro zone by market capitalization (EUR 89,679 million) and the 12th in the world. The share’s weighting in the DJ Stoxx 50 was 2.4%, 7.9% in the DJ Stoxx Banks and 17.0% in the Ibex-35.

•	A total of 12,818 million Santander shares were traded in the first half with an effective value of EUR 82,404 million, the highest among the EuroStoxx stocks, and a liquidity ratio of 91%. The number of shares traded daily was 102.5 million (EUR 659.2 million).

Shareholder base

•	The total number of shareholders at the end of June was 3,203,349 of which 2,956,547 were held by Europeans (81.90% of the capital stock) and 229,969 by those from the Americas (17.66%).

•	Excluding the Bank’s board, which holds 1.27% of the capital, retail shareholders have 40.96% and institutional ones 57.77%.

The Santander share. June 2015

Shareholders and trading data
Shareholders (number)	3,203,349
Shares (number)	14,316,632,805
Average daily turnover (no. of shares)	102,544,990
Share liquidity (%) (Number of shares traded during the year / number of shares)	91

Price movements during the year
Highest	7.169
Lowest	5.772
Last (30.06.15)	6.264
Market capitalisation (millions) (30.06.15)	89,679

Stock market indicators
Price / Book value (X)	0.98
Ordinary P/E ratio (X)	13.27
Yield* (%)	7.64

(*).-	Last three remuneration paid + one announced / 1H’15 average share price

38

FINANCIAL REPORT 2015	JANUARY - JUNE
FINANCIAL INFORMATION

      39

JANUARY - JUNE	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Income statement. Consolidated

EUR Million

			Variation				Variation

	2Q’15	1Q’15%		% w/o FX	1H’15	1H’14%		% w/o FX

Net interest income	8,281	8,038	3.0	3.6	16,319	14,362	13.6	8.0

Net fees	2,586	2,524	2.5	3.3	5,110	4,733	8.0	4.5

Gains (losses) on financial transactions	372	695	(46.5)	(46.9)	1,068	1,278	(16.4)	(19.8)

Other operating income	379	186	104.0	103.0	565	238	137.5	127.1

Dividends	239	33	619.3	616.7	273	251	8.6	7.8

Income from equity-accounted method	101	99	1.3	3.7	200	108	85.8	83.1

Other operating income/expenses	39	53	(26.3)	(31.7)	93	(121)	—	—

Gross income	11,618	11,444	1.5	2.1	23,062	20,611	11.9	6.9

Operating expenses	(5,429)	(5,377)	1.0	1.3	(10,806)	(9,753)	10.8	6.2

General administrative expenses	(4,826)	(4,785)	0.8	1.2	(9,611)	(8,616)	11.5	7.0

Personnel	(2,836)	(2,755)	2.9	3.2	(5,591)	(4,970)	12.5	7.6

Other general administrative expenses	(1,989)	(2,030)	(2.0)	(1.5)	(4,020)	(3,646)	10.3	6.2

Depreciation and amortisation	(603)	(592)	1.9	2.1	(1,196)	(1,137)	5.2	0.6

Net operating income	6,189	6,067	2.0	2.8	12,256	10,858	12.9	7.4

Net loan-loss provisions	(2,508)	(2,563)	(2.1)	(1.1)	(5,071)	(5,333)	(4.9)	(8.9)

Impairment losses on other assets	(78)	(60)	29.3	29.7	(138)	(157)	(12.6)	(13.2)

Other income	(605)	(454)	33.3	35.6	(1,059)	(784)	35.1	34.8

Ordinary profit before taxes	2,998	2,990	0.3	0.6	5,988	4,584	30.6	22.2

Tax on profit	(939)	(922)	1.8	2.6	(1,862)	(1,233)	51.0	42.3

Ordinary profit from continuing operations	2,059	2,067	(0.4)	(0.2)	4,126	3,351	23.1	14.9

Net profit from discontinued operations	0	0	(14.1)	(14.1)	0	(0)	—	—

Ordinary consolidated profit	2,059	2,067	(0.4)	(0.2)	4,126	3,350	23.2	14.9

Minority interests	350	350	(0.0)	(0.3)	700	594	17.7	11.8

Ordinary attributable profit to the Group	1,709	1,717	(0.5)	(0.2)	3,426	2,756	24.3	15.6

Net capital gains and provisions (1)	835	—	—	—	835	—	—	—

Attributable profit to the Group	2,544	1,717	48.1	48.5	4,261	2,756	54.6	43.7

(1)	Including :

-	In the first half of 2014 capital gains were recorded by the Altamira operation, for the listing of SCUSA and by the change in the UK pension commitments (EUR 1,335 million overall). At the same time a fund was established for restructuring costs and a charge was made for impairment losses on intangible assets and other provisions of a similar amount. The net impact of these amounts on the first half profit was zero.

-	Additionally, in the second quarter the Group recorded attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil.

Information on total profit*

	2Q’15	1Q’15%		1H’15	1H’14%		2014

Attributable profit to the Group (1)	2,544	1,717	48.1	4,261	2,756	54.6	5,816

EPS (euro)	0.175	0.121	45.3	0.296	0.236	25.7	0.479

RoE (2)	8.4	7.6		8.4	6.9		7.0

RoTE (2)	12.8	11.5		12.9	10.9		11.0

RoA	0.7	0.6		0.7	0.6		0.6

RoRWA	1.5	1.4		1.5	1.2		1.3

P/E ratio (X)	10.6	14.5		10.6	16.2		14.6

(*).-	In 2Q’15 and 1H’15 including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil
(1).-	Variations w/o exchange rate: quarterly: +48.5%; year-on-year: +43.7%
(2).-	In 2014, pro-forma taking into account the January 2015 capital increase.

40

	FINANCIAL REPORT 2015	JANUARY - JUNE
APPENDIX	FINANCIAL INFORMATION

Net fees. Consolidated

EUR Million

	2Q’15	1Q’15	Var. %	1H’15	1H’14	Var. %

Fees from services	1,546	1,510	2.4	3,056	2,818	8.4

Mutual & pension funds	199	240	(16.8)	439	429	2.4

Securities and custody	278	216	28.7	493	400	23.2

Insurance	563	559	0.6	1,122	1,086	3.3

Net fee income	2,586	2,524	2.5	5,110	4,733	8.0

Operating expenses. Consolidated
EUR Million

	2Q’15	1Q’15	Var. %	1H’15	1H’14	Var. %

Personnel expenses	2,836	2,755	2.9	5,591	4,970	12.5

General expenses	1,989	2,030	(2.0)	4,020	3,646	10.3

Information technology	274	287	(4.6)	561	444	26.5

Communications	117	133	(12.3)	250	260	(3.8)

Advertising	174	156	11.3	330	301	9.5

Buildings and premises	461	475	(3.0)	936	890	5.1

Printed and office material	43	38	11.6	81	72	12.1

Taxes (other than profit tax)	129	134	(4.0)	263	224	17.5

Other expenses	793	806	(1.7)	1,599	1,455	9.9

Personnel and general expenses	4,826	4,785	0.8	9,611	8,616	11.5

Depreciation and amortisation	603	592	1.9	1,196	1,137	5.2

Total operating expenses	5,429	5,377	1.0	10,806	9,753	10.8

Operating means. Consolidated

	Employees			Branches
	30.06.15	30.06.14	Var.	30.06.15	30.06.14	Var.

Continental Europe	56,555	56,297	258	5,444	5,638	(194)

o/w: Spain	24,322	25,465	(1,143)	3,490	3,609	(119)

Santander Consumer Finance	14,143	12,272	1,871	592	576	16

Poland	11,763	12,058	(295)	770	817	(47)

Portugal	5,399	5,515	(116)	576	626	(50)

United Kingdom	26,273	25,902	371	901	988	(87)

Latin America	88,055	83,299	4,756	5,782	5,705	77

o/w: Brazil	48,567	47,205	1,362	3,436	3,449	(13)

Mexico	17,310	14,859	2,451	1,356	1,293	63

Chile	12,276	11,971	305	479	481	(2)

USA	16,466	15,594	872	783	811	(28)

Operating areas	187,349	181,092	6,257	12,910	13,142	(232)

Corporate Activities	2,913	2,556	357

Total Group	190,262	183,648	6,614	12,910	13,142	(232)

Net loan-loss provisions. Consolidated
EUR Million

	2Q’15	1Q’15	Var. %	1H’15	1H’14	Var. %

Non performing loans	2,928	2,906	0.8	5,833	5,993	(2.7)

Country-risk	17	1	—	18	(4)	—

Recovery of written-off assets	(436)	(343)	27.1	(780)	(656)	18.9

Total	2,508	2,563	(2.1)	5,071	5,333	(4.9)

      41

JANUARY - JUNE	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Customer loans. Consolidated

EUR Million

			Variation
	30.06.15	30.06.14	amount	%	31.12.14

Spanish Public sector	16,034	16,227	(193)	(1.2)	17,465

Other residents	155,774	162,352	(6,578)	(4.1)	154,905

Commercial bills	8,471	6,689	1,783	26.7	7,293

Secured loans	93,731	98,962	(5,231)	(5.3)	96,426

Other loans	53,571	56,701	(3,129)	(5.5)	51,187

Non-resident sector	654,899	555,784	99,115	17.8	589,557

Secured loans	410,797	339,213	71,583	21.1	369,266

Other loans	244,102	216,571	27,531	12.7	220,291

Gross customer loans	826,707	734,363	92,344	12.6	761,928

Loan-loss allowances	27,474	27,464	9	0.0	27,217

Net customer loans	799,233	706,899	92,334	13.1	734,711

Pro memoria: Doubtful loans	39,154	40,948	(1,794)	(4.4)	40,424

Public sector	173	126	47	37.2	167

Other residents	18,167	21,003	(2,836)	(13.5)	19,951

Non-resident sector	20,814	19,819	995	5.0	20,306

Managed and marketed customer funds. Consolidated

EUR Million

			Variation
	30.06.15	30.06.14	amount	%	31.12.14

Resident public sector	8,526	7,357	1,169	15.9	9,349

Other residents	164,045	163,548	498	0.3	163,340

Demand deposits	102,770	79,661	23,109	29.0	88,312

Time deposits	58,925	77,913	(18,988)	(24.4)	67,495

Other	2,350	5,974	(3,624)	(60.7)	7,532

Non-resident sector	515,328	446,855	68,473	15.3	474,939

Demand deposits	309,849	244,068	65,781	27.0	273,889

Time deposits	149,958	155,736	(5,777)	(3.7)	151,113

Other	55,521	47,052	8,469	18.0	49,937

Customer deposits	687,900	617,761	70,139	11.4	647,628

Debt securities	200,453	191,495	8,958	4.7	196,890

Subordinated debt	19,836	19,043	793	4.2	17,132

On-balance-sheet customer funds	908,189	828,299	79,890	9.6	861,649

Mutual funds	135,582	119,739	15,842	13.2	124,708

Pension funds	11,503	11,258	245	2.2	11,481

Managed portfolios	27,675	23,198	4,477	19.3	25,599

Other managed and marketed customer funds	174,760	154,195	20,564	13.3	161,788

Managed and marketed customer funds	1,082,948	982,494	100,454	10.2	1,023,437

Eligible capital (fully loaded)*

EUR Million

			Variation
	30.06.15	31.12.14	amount	%

Capital stock and reserves	98,462	93,748	4,714	5.0

Attributable profit	4,261	5,816	(1,555)	(26.7)

Dividends	(1,150)	(1,014)	(136)	13.4

Other retained earnings	(10,817)	(11,468)	651	(5.7)

Minority interests	5,019	4,131	888	21.5

Goodwill and intangible assets	(30,280)	(29,164)	(1,116)	3.8

Treasury stock and other deductions	(5,683)	(5,767)	84	(1.5)

Core CET1	59,813	56,282	3,531	6.3

Preferred shares and other eligibles T1	5,690	4,728	962	20.3

Tier 1	65,503	61,010	4,493	7.4

Generic funds and eligible T2 instruments	9,749	7,561	2,188	28.9

Eligible capital	75,253	68,571	6,682	9.7

Risk-weighted assets	608,564	583,366	25,198	4.3

CET1 capital ratio	9.8	9.7	0.2

T1 capital ratio	10.8	10.5	0.3

BIS ratio	12.4	11.8	0.6

(*).-	In 2014, pro-forma data taking into account the January 2015 capital increase

42

	FINANCIAL REPORT 2015	JANUARY - JUNE
APPENDIX	FINANCIAL INFORMATION

Continental Europe

EUR Million

		o/ 1Q’15			o/ 1H’14
Income statement	2Q’15%		% w/o FX	1H’15%		% w/o FX

Net interest income	2,287	0.1	(0.3)	4,571	6.8	6.6

Net fees	867	3.1	2.7	1,709	(3.4)	(3.6)

Gains (losses) on financial transactions	4	(97.8)	(98.1)	169	(42.7)	(42.8)

Other operating income*	234	168.8	168.9	321	202.5	201.4

Gross income	3,392	0.4	(0.0)	6,771	4.9	4.8

Operating expenses	(1,647)	1.2	0.8	(3,274)	2.7	2.5

General administrative expenses	(1,461)	0.5	0.1	(2,915)	3.0	2.8

Personnel	(865)	3.0	2.6	(1,705)	2.2	1.9

Other general administrative expenses	(596)	(2.9)	(3.3)	(1,209)	4.2	4.1

Depreciation and amortisation	(186)	7.3	7.1	(360)	0.2	0.1

Net operating income	1,745	(0.4)	(0.8)	3,496	7.2	7.0

Net loan-loss provisions	(509)	(20.2)	(20.4)	(1,147)	(26.5)	(26.4)

Other income	(140)	16.8	16.7	(260)	(25.1)	(25.1)

Profit before taxes	1,095	10.2	9.7	2,088	54.2	53.6

Tax on profit	(285)	9.9	9.4	(544)	70.7	70.3

Profit from continuing operations	810	10.4	9.7	1,545	49.1	48.4

Net profit from discontinued operations	0	263.8	263.8	0	—	—

Consolidated profit	810	10.4	9.7	1,545	49.1	48.5

Minority interests	67	(4.9)	(6.2)	137	85.1	83.7

Attributable profit to the Group	744	12.0	11.4	1,408	46.4	45.8

Balance sheet

Customer loans**	278,598	0.3	0.5	278,598	4.3	4.4

Trading portfolio (w/o loans)	62,282	(18.2)	(18.2)	62,282	5.4	5.4

Available-for-sale financial assets	57,289	1.8	2.1	57,289	40.4	40.3

Due from credit institutions**	71,928	(13.8)	(13.7)	71,928	34.4	33.2

Intangible assets and property and equipment	5,343	(0.4)	0.2	5,343	(2.9)	(3.3)

Other assets	21,310	(0.2)	0.1	21,310	(22.8)	(22.7)

Total assets/liabilities & shareholders’ equity	496,749	(4.6)	(4.4)	496,749	9.5	9.4

Customer deposits**	262,561	(1.6)	(1.4)	262,561	3.0	3.1

Marketable debt securities**	21,525	(4.1)	(3.9)	21,525	14.7	15.5

Subordinated debt**	171	(61.3)	(60.4)	171	(58.2)	(58.0)

Insurance liabilities	647	(3.4)	(3.4)	647	(59.6)	(59.6)

Due to credit institutions**	104,730	2.4	2.8	104,730	49.1	47.6

Other liabilities	80,345	(20.9)	(20.8)	80,345	(1.9)	(1.9)

Stockholders’ equity ***	26,770	1.6	2.0	26,770	4.2	4.3

Other managed and marketed customer funds	69,622	(1.6)	(1.5)	69,622	12.1	12.1

Mutual and pension funds	62,340	(1.6)	(1.5)	62,340	13.1	13.2

Managed portfolios	7,283	(1.2)	(1.2)	7,283	3.6	3.7

Managed and marketed customer funds	353,880	(1.8)	(1.6)	353,880	5.2	5.3

Ratios (%) and operating means

ROE	11.27	1.04		10.76	3.18

Efficiency ratio (with amortisations)	48.6	0.4		48.4	(1.1)

NPL ratio	8.19	(0.38)		8.19	(0.85)

NPL coverage	58.9	0.3		58.9	0.6

Number of employees	56,555	(0.4)		56,555	0.5

Number of branches	5,444	(0.5)		5,444	(3.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      43

JANUARY - JUNE	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Spain

EUR Million

Income statement	2Q’15	% o/1Q’15	1H’15	% o/1H’14

Net interest income	1,132	(2.7)	2,295	(1.9)

Net fees	445	4.3	873	(5.7)

Gains (losses) on financial transactions	(18)	—	91	(61.3)

Other operating income*	192	191.0	258	240.4

Gross income	1,751	(0.7)	3,516	(1.6)

Operating expenses	(852)	0.0	(1,704)	(3.6)

General administrative expenses	(756)	(1.0)	(1,520)	(4.3)

Personnel	(459)	0.2	(917)	(7.0)

Other general administrative expenses	(297)	(2.7)	(603)	0.2

Depreciation and amortisation	(96)	8.6	(184)	2.6

Net operating income	899	(1.4)	1,812	0.3

Net loan-loss provisions	(261)	(28.9)	(629)	(36.8)

Other income	(52)	60.5	(85)	1.0

Profit before taxes	586	14.3	1,099	50.9

Tax on profit	(167)	11.0	(317)	48.3

Profit from continuing operations	419	15.7	781	51.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	419	15.7	781	51.9

Minority interests	6	23.7	11	576.5

Attributable profit to the Group	413	15.6	771	50.3

Balance sheet

Customer loans**	158,383	0.4	158,383	(0.6)

Trading portfolio (w/o loans)	58,976	(18.8)	58,976	5.1

Available-for-sale financial assets	42,857	2.2	42,857	51.8

Due from credit institutions**	53,097	(18.8)	53,097	50.9

Intangible assets and property and equipment	2,904	1.3	2,904	(19.3)

Other assets	4,895	9.0	4,895	(50.7)

Total assets/liabilities & shareholders’ equity	321,112	(6.9)	321,112	9.8

Customer deposits**	184,294	(2.9)	184,294	1.8

Marketable debt securities**	524	(5.3)	524	(60.5)

Subordinated debt**	1	—	1	(87.9)

Insurance liabilities	551	(2.6)	551	4.8

Due to credit institutions**	58,407	1.8	58,407	84.0

Other liabilities	65,304	(23.7)	65,304	(1.5)

Stockholders’ equity ***	12,030	7.5	12,030	5.6

Other managed and marketed customer funds	62,224	(1.5)	62,224	12.4

Mutual and pension funds	56,057	(1.5)	56,057	13.9

Managed portfolios	6,167	(1.2)	6,167	(0.0)

Managed and marketed customer funds	247,042	(2.5)	247,042	3.9

Ratios (%) and operating means

ROE	14.38	1.80	13.44	4.34

Efficiency ratio (with amortisations)	48.6	0.4	48.5	(1.0)

NPL ratio	6.91	(0.34)	6.91	(0.68)

NPL coverage	46.8	0.2	46.8	1.9

Number of employees	24,322	(1.7)	24,322	(4.5)

Number of branches	3,490	(0.6)	3,490	(3.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

44

	FINANCIAL REPORT 2015	JANUARY - JUNE
APPENDIX	FINANCIAL INFORMATION

Santander Consumer Finance

EUR Million

Income statement	2Q’15	% o/1Q’15	1H’15	% o/1H’14

Net interest income	795	6.1	1,545	29.6

Net fees	214	(2.0)	433	0.6

Gains (losses) on financial transactions	(8)	—	(8)	—

Other operating income*	9	(5.3)	19	536.1

Gross income	1,010	3.3	1,988	22.2

Operating expenses	(438)	5.1	(855)	18.4

General administrative expenses	(377)	4.1	(740)	20.9

Personnel	(219)	10.7	(417)	27.6

Other general administrative expenses	(158)	(3.8)	(323)	13.2

Depreciation and amortisation	(61)	12.1	(115)	4.4

Net operating income	572	1.9	1,133	25.3

Net loan-loss provisions	(131)	(21.8)	(299)	18.3

Other income	(36)	60.9	(58)	88.6

Profit before taxes	405	9.1	777	25.1

Tax on profit	(111)	14.0	(209)	38.4

Profit from continuing operations	294	7.4	568	20.8

Net profit from discontinued operations	0	263.8	0	—

Consolidated profit	294	7.4	568	20.8

Minority interests	31	(1.3)	63	358.0

Attributable profit to the Group	263	8.5	505	10.8

Balance sheet

Customer loans**	69,546	1.2	69,546	19.8

Trading portfolio (w/o loans)	59	93.0	59	(78.0)

Available-for-sale financial assets	1,841	64.1	1,841	211.6

Due from credit institutions**	6,136	10.5	6,136	(6.0)

Intangible assets and property and equipment	767	(1.6)	767	(3.6)

Other assets	4,001	(5.2)	4,001	30.2

Total assets/liabilities & shareholders’ equity	82,350	2.4	82,350	18.8

Customer deposits**	31,810	2.6	31,810	3.5

Marketable debt securities**	18,043	(4.6)	18,043	33.6

Subordinated debt**	70	1.0	70	7.5

Insurance liabilities	—	—	—	—

Due to credit institutions**	19,708	13.0	19,708	43.1

Other liabilities	4,051	(5.2)	4,051	35.2

Stockholders’ equity ***	8,668	(0.4)	8,668	5.2

Other managed and marketed customer funds	7	(2.4)	7	5.0

Mutual and pension funds	7	(2.4)	7	5.0

Managed portfolios	—	—	—	—

Managed and marketed customer funds	49,930	(0.1)	49,930	12.7

Ratios (%) and operating means

ROE	12.23	0.65	11.96	0.60

Efficiency ratio (with amortisations)	43.4	0.8	43.0	(1.4)

NPL ratio	4.25	(0.27)	4.25	0.18

NPL coverage	104.9	1.3	104.9	(0.3)

Number of employees	14,143	(0.1)	14,143	15.2

Number of branches	592	3.0	592	2.8

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      45

JANUARY - JUNE	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Poland

EUR Million

		o/ 1Q’15			o/ 1H’14
Income statement	2Q’15%		% w/o FX	1H’15%		% w/o FX

Net interest income	192	0.5	(2.0)	383	(9.9)	(10.7)

Net fees	110	9.4	6.7	210	(4.8)	(5.6)

Gains (losses) on financial transactions	19	(65.5)	(67.2)	72	298.0	294.5

Other operating income*	16	—	—	11	(53.2)	(53.6)

Gross income	336	(1.4)	(3.9)	676	(1.6)	(2.5)

Operating expenses	(152)	1.7	(0.9)	(301)	2.3	1.4

General administrative expenses	(140)	1.9	(0.6)	(277)	2.5	1.6

Personnel	(81)	0.5	(2.0)	(162)	5.9	4.9

Other general administrative expenses	(59)	4.0	1.5	(115)	(1.9)	(2.7)

Depreciation and amortisation	(12)	(1.5)	(4.1)	(24)	(0.7)	(1.6)

Net operating income	184	(3.8)	(6.3)	375	(4.5)	(5.4)

Net loan-loss provisions	(46)	16.6	13.8	(85)	(0.2)	(1.0)

Other income	(2)	173.7	169.0	(3)	(83.8)	(83.9)

Profit before taxes	136	(10.0)	(12.4)	287	(0.7)	(1.6)

Tax on profit	(23)	(16.2)	(18.6)	(51)	(5.4)	(6.3)

Profit from continuing operations	113	(8.6)	(11.0)	236	0.4	(0.5)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	113	(8.6)	(11.0)	236	0.4	(0.5)

Minority interests	30	(10.2)	(12.6)	64	1.3	0.4

Attributable profit to the Group	83	(8.0)	(10.4)	173	0.1	(0.8)

Balance sheet

Customer loans**	18,329	0.1	2.7	18,329	7.4	8.3

Trading portfolio (w/o loans)	1,132	(10.0)	(7.7)	1,132	41.8	43.0

Available-for-sale financial assets	5,647	5.5	8.2	5,647	34.0	35.1

Due from credit institutions**	1,245	1.8	4.4	1,245	105.1	106.8

Intangible assets and property and equipment	235	(2.6)	(0.1)	235	9.7	10.6

Other assets	1,660	(23.5)	(21.5)	1,660	(35.4)	(34.9)

Total assets/liabilities & shareholders’ equity	28,248	(1.1)	1.5	28,248	10.9	11.8

Customer deposits**	20,181	(1.5)	1.1	20,181	10.1	11.0

Marketable debt securities**	350	45.6	49.3	350	190.7	193.1

Subordinated debt**	100	(73.1)	(72.4)	100	(70.2)	(70.0)

Insurance liabilities	—	—	—	—	(100.0)	(100.0)

Due to credit institutions**	1,657	30.8	34.2	1,657	6.1	7.0

Other liabilities	3,591	(5.2)	(2.7)	3,591	25.0	26.0

Stockholders’ equity ***	2,370	(1.4)	1.2	2,370	9.1	10.0

Other managed and marketed customer funds	3,928	(0.8)	1.8	3,928	7.7	8.6

Mutual and pension funds	3,766	(1.2)	1.3	3,766	5.9	6.8

Managed portfolios	162	10.3	13.2	162	78.6	80.1

Managed and marketed customer funds	24,559	(2.0)	0.6	24,559	9.5	10.4

Ratios (%) and operating means

ROE	13.74	(1.61)		14.55	(1.48)

Efficiency ratio (with amortisations)	45.2	1.4		44.5	1.7

NPL ratio	7.07	(0.26)		7.07	(0.35)

NPL coverage	63.5	1.9		63.5	(1.8)

Number of employees	11,763	(1.1)		11,763	(2.4)

Number of branches	770	(1.8)		770	(5.8)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

46

	FINANCIAL REPORT 2015	JANUARY - JUNE
APPENDIX	FINANCIAL INFORMATION

Portugal

EUR Million

Income statement	2Q’15	% o/1Q’15	1H’15	% o/1H’14

Net interest income	141	(1.1)	283	6.0

Net fees	67	(1.7)	136	(2.4)

Gains (losses) on financial transactions	10	(30.6)	25	(36.8)

Other operating income*	16	24.0	28	42.0

Gross income	234	(1.8)	472	1.4

Operating expenses	(120)	(1.1)	(241)	(0.9)

General administrative expenses	(105)	(0.4)	(211)	2.2

Personnel	(74)	1.0	(147)	0.4

Other general administrative expenses	(32)	(3.5)	(64)	6.5

Depreciation and amortisation	(14)	(6.2)	(30)	(18.2)

Net operating income	114	(2.5)	231	3.8

Net loan-loss provisions	(21)	(4.6)	(43)	(42.4)

Other income	(23)	10.2	(45)	(24.5)

Profit before taxes	70	(5.6)	143	61.4

Tax on profit	(19)	8.8	(36)	96.7

Profit from continuing operations	51	(10.0)	107	52.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	51	(10.0)	107	52.2

Minority interests	(0)	—	(0)	(99.2)

Attributable profit to the Group	51	(9.0)	107	44.0

Balance sheet

Customer loans**	23,097	0.2	23,097	(4.2)

Trading portfolio (w/o loans)	2,076	(3.9)	2,076	10.4

Available-for-sale financial assets	5,711	(17.0)	5,711	(19.8)

Due from credit institutions**	1,934	(11.0)	1,934	(22.3)

Intangible assets and property and equipment	693	(1.0)	693	(9.1)

Other assets	5,903	0.8	5,903	(6.0)

Total assets/liabilities & shareholders’ equity	39,415	(3.4)	39,415	(7.6)

Customer deposits**	23,796	1.1	23,796	2.3

Marketable debt securities**	2,608	(4.5)	2,608	(31.6)

Subordinated debt**	0	—	0	(95.0)

Insurance liabilities	24	(17.9)	24	(69.7)

Due to credit institutions**	9,791	(11.3)	9,791	(20.2)

Other liabilities	971	9.4	971	5.4

Stockholders’ equity ***	2,224	(14.2)	2,224	(3.4)

Other managed and marketed customer funds	2,876	0.2	2,876	20.0

Mutual and pension funds	2,465	(1.0)	2,465	13.4

Managed portfolios	411	8.5	411	85.3

Managed and marketed customer funds	29,281	0.5	29,281	(0.6)

Ratios (%) and operating means

ROE	8.43	(0.66)	8.84	2.23

Efficiency ratio (with amortisations)	51.3	0.4	51.1	(1.1)

NPL ratio	8.80	(0.16)	8.80	0.64

NPL coverage	54.2	1.8	54.2	1.1

Number of employees	5,399	(0.2)	5,399	(2.1)

Number of branches	576	(1.4)	576	(8.0)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      47

JANUARY - JUNE	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

United Kingdom

EUR Million

		o/ 1Q’15			o/ 1H’14
Income statement	2Q’15%		% w/o FX	1H’15%		% w/o FX

Net interest income	1,247	4.5	1.4	2,441	20.6	7.5

Net fees	291	1.7	(1.3)	578	16.9	4.2

Gains (losses) on financial transactions	83	38.9	35.4	144	(2.7)	(13.3)

Other operating income*	4	(61.4)	(63.5)	14	(26.4)	(34.4)

Gross income	1,626	4.9	1.8	3,177	18.3	5.4

Operating expenses	(835)	2.4	(0.5)	(1,649)	18.2	5.4

General administrative expenses	(707)	1.4	(1.5)	(1,403)	19.4	6.4

Personnel	(478)	4.7	1.6	(935)	21.9	8.6

Other general administrative expenses	(229)	(4.7)	(7.6)	(468)	14.8	2.3

Depreciation and amortisation	(128)	8.3	5.3	(246)	11.9	(0.3)

Net operating income	791	7.5	4.5	1,527	18.4	5.5

Net loan-loss provisions	(18)	(76.2)	(78.1)	(94)	(54.7)	(59.7)

Other income	(51)	(8.9)	(11.7)	(106)	(2.7)	(13.3)

Profit before taxes	723	19.5	16.3	1,327	36.4	21.5

Tax on profit	(162)	35.5	32.0	(281)	41.9	26.4

Profit from continuing operations	561	15.6	12.4	1,046	35.0	20.3

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	561	15.6	12.4	1,046	35.0	20.3

Minority interests	9	20.3	17.0	17	—	—

Attributable profit to the Group	551	15.5	12.3	1,029	32.7	18.3

Balance sheet

Customer loans**	287,896	3.1	0.8	287,896	20.3	6.8

Trading portfolio (w/o loans)	41,349	(3.5)	(5.6)	41,349	30.0	15.4

Available-for-sale financial assets	12,785	(1.2)	(3.3)	12,785	32.1	17.3

Due from credit institutions**	17,654	(11.2)	(13.2)	17,654	22.7	8.9

Intangible assets and property and equipment	3,175	2.6	0.4	3,175	35.3	20.1

Other assets	26,772	(23.0)	(24.6)	26,772	(32.6)	(40.2)

Total assets/liabilities & shareholders’ equity	389,632	(0.8)	(3.0)	389,632	15.6	2.6

Customer deposits**	230,233	4.3	2.0	230,233	19.0	5.6

Marketable debt securities**	72,622	(7.6)	(9.6)	72,622	10.3	(2.1)

Subordinated debt**	5,273	(8.9)	(10.9)	5,273	(11.1)	(21.1)

Insurance liabilities	—	—	—	—	—	—

Due to credit institutions**	26,318	0.2	(2.0)	26,318	(3.7)	(14.5)

Other liabilities	39,385	(13.8)	(15.7)	39,385	28.9	14.4

Stockholders’ equity ***	15,800	(0.3)	(2.5)	15,800	12.0	(0.6)

Other managed and marketed customer funds	10,807	3.2	1.0	10,807	9.3	(3.0)

Mutual and pension funds	10,645	3.2	1.0	10,645	9.3	(3.0)

Managed portfolios	162	4.2	1.9	162	12.1	(0.5)

Managed and marketed customer funds	318,935	1.1	(1.1)	318,935	15.9	2.9

Ratios (%) and operating means

ROE	13.97	1.57		13.22	1.58

Efficiency ratio (with amortisations)	51.3	(1.2)		51.9	(0.0)

NPL ratio	1.61	(0.14)		1.61	(0.30)

NPL coverage	40.3	(0.9)		40.3	(0.8)

Number of employees	26,273	0.2		26,273	1.4

Number of branches	901	(2.2)		901	(8.8)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

48

	FINANCIAL REPORT 2015	JANUARY - JUNE
APPENDIX	FINANCIAL INFORMATION

Latin America

EUR Million

		o/ 1Q’15			o/ 1H’14
Income statement	2Q’15%		% w/o FX	1H’15%		% w/o FX

Net interest income	3,689	1.8	5.2	7,310	6.8	7.1

Net fees	1,208	1.5	4.7	2,399	11.7	10.9

Gains (losses) on financial transactions	171	(9.5)	(9.5)	359	49.3	35.2

Other operating income*	27	—	—	25	(35.3)	(30.2)

Gross income	5,094	1.9	5.1	10,094	8.9	8.7

Operating expenses	(2,080)	(0.8)	2.1	(4,177)	9.0	8.3

General administrative expenses	(1,873)	(0.9)	2.0	(3,763)	9.2	8.4

Personnel	(1,080)	1.8	4.6	(2,141)	11.3	10.1

Other general administrative expenses	(792)	(4.4)	(1.4)	(1,622)	6.5	6.2

Depreciation and amortisation	(207)	0.1	3.2	(414)	7.8	7.8

Net operating income	3,015	3.9	7.3	5,917	8.8	8.9

Net loan-loss provisions	(1,226)	1.4	4.9	(2,436)	(3.3)	(2.0)

Other income	(273)	34.1	40.9	(476)	40.1	45.1

Ordinary profit before taxes	1,516	1.8	4.7	3,005	16.5	14.7

Tax on profit	(401)	(6.9)	(3.7)	(831)	27.0	26.1

Ordinary profit from continuing operations	1,115	5.3	8.1	2,174	12.9	10.9

Net profit from discontinued operations	—	—	—	—	—	—

Ordinary consolidated profit	1,115	5.3	8.1	2,174	12.9	10.9

Minority interests	176	21.1	22.7	320	(22.6)	(23.7)

Ordinary attributable profit to the Group	939	2.8	5.8	1,854	22.6	20.4

Balance sheet

Customer loans**	150,276	(1.1)	1.5	150,276	10.2	15.7

Trading portfolio (w/o loans)	35,985	0.0	3.2	35,985	6.0	10.5

Available-for-sale financial assets	34,711	11.7	12.8	34,711	38.6	52.4

Due from credit institutions**	27,578	(1.1)	2.0	27,578	22.9	26.8

Intangible assets and property and equipment	4,111	(1.5)	0.1	4,111	6.7	16.4

Other assets	44,102	(5.9)	(4.4)	44,102	(1.2)	6.8

Total assets/liabilities & shareholders’ equity	296,763	(0.4)	2.0	296,763	11.5	17.8

Customer deposits**	140,369	(1.7)	1.1	140,369	9.7	15.2

Marketable debt securities**	36,915	6.8	8.3	36,915	16.1	26.3

Subordinated debt**	6,686	(1.3)	0.2	6,686	(1.1)	8.3

Insurance liabilities	1	21.8	20.9	1	—	—

Due to credit institutions**	40,249	6.7	9.0	40,249	33.2	40.8

Other liabilities	46,664	(8.5)	(6.6)	46,664	(2.2)	3.8

Stockholders’ equity ***	25,879	3.0	5.5	25,879	18.4	23.0

Other managed and marketed customer funds	83,096	1.6	3.4	83,096	8.7	15.3

Mutual and pension funds	68,892	2.1	3.5	68,892	5.5	15.1

Managed portfolios	14,204	(0.4)	2.8	14,204	27.5	16.3

Managed and marketed customer funds	267,067	0.4	2.7	267,067	9.9	16.5

Ratios (%) and operating means

Ordinary ROE	14.86	0.49		14.59	0.54

Efficiency ratio (with amortisations)	40.8	(1.1)		41.4	0.1

NPL ratio	4.59	0.10 P.		4.59	(0.44)

NPL coverage	84.7	0.8 P.		84.7	(1.6)

Number of employees	88,055	3.3		88,055	5.7

Number of branches	5,782	1.0		5,782	1.3

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 and 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

      49

JANUARY - JUNE	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Brazil

EUR Million

		o/ 1Q’15			o/ 1H’14
Income statement	2Q’15%		% w/o FX	1H’15%		% w/o FX

Net interest income	2,222	(2.9)	2.4	4,511	0.4	5.4

Net fees	684	(3.4)	2.0	1,391	5.9	11.2

Gains (losses) on financial transactions	69	147.7	157.2	97	—	—

Other operating income*	46	121.4	130.2	67	31.7	38.3

Gross income	3,021	(0.8)	4.6	6,066	3.9	9.1

Operating expenses	(1,140)	(3.0)	2.4	(2,316)	(0.5)	4.4

General administrative expenses	(1,022)	(3.1)	2.2	(2,077)	(0.1)	4.9

Personnel	(577)	(0.6)	4.8	(1,158)	1.6	6.6

Other general administrative expenses	(445)	(6.2)	(0.9)	(919)	(2.2)	2.7

Depreciation and amortisation	(118)	(2.0)	3.4	(238)	(4.1)	0.6

Net operating income	1,881	0.6	6.0	3,751	6.9	12.2

Net loan-loss provisions	(828)	0.2	5.7	(1,654)	(10.0)	(5.5)

Other income	(263)	26.0	32.2	(472)	53.3	60.9

Ordinary profit before taxes	789	(5.4)	(0.1)	1,624	19.1	25.0

Tax on profit	(242)	(8.5)	(3.3)	(506)	29.5	35.9

Ordinary profit from continuing operations	548	(4.0)	1.3	1,118	14.9	20.6

Net profit from discontinued operations	—	—	—	—	—	—

Ordinary consolidated profit	548	(4.0)	1.3	1,118	14.9	20.6

Minority interests	56	2.2	7.7	111	(48.4)	(45.8)

Ordinary attributable profit to the Group	491	(4.7)	0.7	1,007	32.8	39.4

Balance sheet

Customer loans**	72,083	(0.6)	(1.3)	72,083	0.8	16.6

Trading portfolio (w/o loans)	15,822	7.5	6.7	15,822	(6.7)	7.9

Available-for-sale financial assets	26,054	12.9	12.1	26,054	42.0	64.2

Due from credit institutions**	13,299	17.2	16.3	13,299	31.3	51.8

Intangible assets and property and equipment	2,672	(0.4)	(1.2)	2,672	(4.4)	10.5

Other assets	28,573	(3.5)	(4.3)	28,573	(9.6)	4.6

Total assets/liabilities & shareholders’ equity	158,503	3.0	2.2	158,503	4.8	21.1

Customer deposits**	67,207	3.0	2.3	67,207	(1.8)	13.6

Marketable debt securities**	24,688	9.3	8.4	24,688	13.4	31.1

Subordinated debt**	4,455	(0.4)	(1.1)	4,455	(7.6)	6.9

Insurance liabilities	1	21.8	20.9	1	—	—

Due to credit institutions**	23,645	12.5	11.7	23,645	46.7	69.6

Other liabilities	24,920	(12.1)	(12.8)	24,920	(13.4)	0.1

Stockholders’ equity ***	13,587	10.7	9.9	13,587	19.6	38.4

Other managed and marketed customer funds	49,878	4.6	3.9	49,878	0.6	16.3

Mutual and pension funds	46,614	4.5	3.8	46,614	0.5	16.2

Managed portfolios	3,264	6.1	5.4	3,264	2.0	18.0

Managed and marketed customer funds	146,228	4.5	3.7	146,228	1.1	16.9

Ratios (%) and operating means

Ordinary ROE	15.26	(0.53)		15.40	1.89

Efficiency ratio (with amortisations)	37.7	(0.9)		38.2	(1.7)

NPL ratio	5.13	0.23		5.13	(0.65)

NPL coverage	95.9	0.7		95.9	1.1

Number of employees	48,567	4.4		48,567	2.9

Number of branches	3,436	1.3		3,436	(0.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 and 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

50

	FINANCIAL REPORT 2015	JANUARY - JUNE
APPENDIX	FINANCIAL INFORMATION

Mexico

EUR Million

		o/ 1Q’15			o/ 1H’14
Income statement	2Q’15%		% w/o FX	1H’15%		% w/o FX

Net interest income	635	4.1	4.7	1,244	19.9	12.6

Net fees	213	9.7	10.4	408	7.2	0.6

Gains (losses) on financial transactions	34	(21.4)	(20.8)	78	(12.1)	(17.5)

Other operating income*	(14)	(7.5)	(6.9)	(28)	47.1	38.2

Gross income	869	4.2	4.9	1,702	14.4	7.4

Operating expenses	(347)	(0.6)	0.0	(697)	12.6	5.7

General administrative expenses	(306)	(1.2)	(0.5)	(615)	11.0	4.2

Personnel	(176)	3.2	3.9	(347)	19.8	12.5

Other general administrative expenses	(130)	(6.6)	(6.0)	(268)	1.4	(4.8)

Depreciation and amortisation	(41)	3.5	4.2	(81)	26.6	18.8

Net operating income	522	7.8	8.5	1,005	15.6	8.5

Net loan-loss provisions	(224)	6.3	7.0	(435)	17.7	10.5

Other income	(2)	—	—	6	—	—

Profit before taxes	295	5.2	5.8	576	15.9	8.9

Tax on profit	(68)	3.3	4.0	(133)	27.2	19.4

Profit from continuing operations	228	5.7	6.4	443	13.0	6.1

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	228	5.7	6.4	443	13.0	6.1

Minority interests	53	11.1	11.7	101	18.4	11.1

Attributable profit to the Group	175	4.2	4.9	342	11.4	4.6

Balance sheet

Customer loans**	28,609	(1.7)	4.3	28,609	16.7	15.5

Trading portfolio (w/o loans)	15,391	(7.7)	(2.0)	15,391	32.6	31.3

Available-for-sale financial assets	3,986	(2.0)	4.1	3,986	1.1	0.0

Due from credit institutions**	7,086	(16.1)	(10.9)	7,086	1.6	0.6

Intangible assets and property and equipment	460	(6.7)	(0.9)	460	16.1	14.9

Other assets	5,781	(8.6)	(2.9)	5,781	5.2	4.2

Total assets/liabilities & shareholders’ equity	61,312	(5.8)	(0.0)	61,312	15.8	14.7

Customer deposits**	28,747	(7.2)	(1.4)	28,747	15.9	14.7

Marketable debt securities**	4,720	5.1	11.6	4,720	23.6	22.4

Subordinated debt**	1,181	(1.8)	4.3	1,181	21.7	20.4

Insurance liabilities	—	—	—	—	—	—

Due to credit institutions**	8,444	(15.3)	(10.1)	8,444	7.7	6.6

Other liabilities	13,329	(2.1)	4.0	13,329	23.4	22.2

Stockholders’ equity ***	4,891	0.3	6.5	4,891	4.1	3.1

Other managed and marketed customer funds	12,557	(5.0)	0.8	12,557	7.1	6.0

Mutual and pension funds	12,557	(5.0)	0.8	12,557	7.1	6.0

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	47,205	(5.4)	0.5	47,205	14.3	13.1

Ratios (%) and operating means

ROE	14.44	0.54		14.19	0.58

Efficiency ratio (with amortisations)	40.0	(2.0)		40.9	(0.6)

NPL ratio	3.81	0.10		3.81	0.29

NPL coverage	87.5	(0.9)		87.5	(9.1)

Number of employees	17,310	2.2		17,310	16.5

Number of branches	1,356	0.4		1,356	4.9

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      51

JANUARY - JUNE	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Chile

EUR Million

		o/ 1Q’15			o/ 1H’14
Income statement	2Q’15%		% w/o FX	1H’15%		% w/o FX

Net interest income	498	25.0	21.7	896	4.7	(4.4)

Net fees	96	10.4	7.3	183	14.4	4.5

Gains (losses) on financial transactions	36	(45.3)	(47.6)	101	73.0	58.1

Other operating income*	4	17.4	14.1	8	(16.8)	(24.0)

Gross income	634	14.4	11.2	1,188	9.6	0.2

Operating expenses	(260)	11.0	7.8	(494)	20.1	9.7

General administrative expenses	(238)	11.7	8.5	(451)	19.6	9.3

Personnel	(151)	16.6	13.4	(280)	21.2	10.7

Other general administrative expenses	(87)	4.1	1.1	(171)	17.1	7.0

Depreciation and amortisation	(22)	3.6	0.6	(43)	25.7	14.9

Net operating income	374	16.9	13.6	694	3.2	(5.7)

Net loan-loss provisions	(126)	(4.1)	(7.0)	(258)	10.2	0.7

Other income	(3)	—	—	3	—	—

Profit before taxes	245	25.9	22.5	439	2.4	(6.4)

Tax on profit	(30)	(33.3)	(35.7)	(74)	19.7	9.4

Profit from continuing operations	215	43.3	39.7	366	(0.5)	(9.1)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	215	43.3	39.7	366	(0.5)	(9.1)

Minority interests	65	58.1	54.2	107	(5.2)	(13.4)

Attributable profit to the Group	150	37.7	34.2	259	1.6	(7.1)

Balance sheet

Customer loans**	33,733	(2.3)	3.4	33,733	17.5	11.4

Trading portfolio (w/o loans)	2,918	(0.8)	5.0	2,918	38.6	31.4

Available-for-sale financial assets	2,831	23.6	30.8	2,831	57.6	49.4

Due from credit institutions**	4,020	(12.6)	(7.6)	4,020	41.0	33.7

Intangible assets and property and equipment	371	(2.9)	2.7	371	32.0	25.1

Other assets	2,621	(26.5)	(22.2)	2,621	25.4	18.9

Total assets/liabilities & shareholders’ equity	46,495	(3.7)	1.8	46,495	22.9	16.5

Customer deposits**	24,203	(8.7)	(3.4)	24,203	21.4	15.1

Marketable debt securities**	7,441	0.5	6.3	7,441	21.1	14.8

Subordinated debt**	1,023	(4.4)	1.1	1,023	7.9	2.3

Insurance liabilities	—	—	—	—	—	—

Due to credit institutions**	5,795	31.6	39.2	5,795	24.8	18.3

Other liabilities	5,128	(10.2)	(5.0)	5,128	38.5	31.3

Stockholders’ equity ***	2,904	(9.1)	(3.9)	2,904	18.2	12.0

Other managed and marketed customer funds	7,792	(1.0)	4.7	7,792	22.8	16.4

Mutual and pension funds	5,786	(0.1)	5.6	5,786	19.3	13.1

Managed portfolios	2,006	(3.5)	2.1	2,006	34.1	27.1

Managed and marketed customer funds	40,459	(5.6)	(0.1)	40,459	21.2	14.9

Ratios (%) and operating means

ROE	20.03	5.88		17.17	(3.16)

Efficiency ratio (with amortisations)	41.0	(1.3)		41.6	3.6

NPL ratio	5.73	(0.15)		5.73	(0.21)

NPL coverage	51.6	(0.4)		51.6	(0.1)

Number of employees	12,276	1.5		12,276	2.5

Number of branches	479	0.6		479	(0.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

52

	FINANCIAL REPORT 2015	JANUARY - JUNE
APPENDIX	FINANCIAL INFORMATION

United States

EUR Million

		o/ 1Q’15			o/ 1H’14
Income statement	2Q’15%		% w/o FX	1H’15%		% w/o FX

Net interest income	1,506	6.0	4.1	2,927	30.8	6.4

Net fees	229	4.0	2.1	449	33.3	8.4

Gains (losses) on financial transactions	98	187.6	184.1	133	203.4	146.8

Other operating income*	77	(16.3)	(18.0)	168	245.7	181.2

Gross income	1,910	8.1	6.2	3,676	37.9	12.2

Operating expenses	(662)	5.1	3.3	(1,293)	36.1	10.7

General administrative expenses	(589)	4.9	3.0	(1,150)	36.2	10.8

Personnel	(342)	4.3	2.4	(670)	39.3	13.3

Other general administrative expenses	(246)	5.6	3.8	(480)	32.1	7.4

Depreciation and amortisation	(74)	7.4	5.5	(142)	35.7	10.4

Net operating income	1,247	9.7	7.8	2,383	38.9	12.9

Net loan-loss provisions	(754)	18.0	16.0	(1,394)	33.3	8.4

Other income	(42)	125.1	122.1	(60)	—	795.0

Profit before taxes	451	(5.7)	(7.5)	930	39.8	13.7

Tax on profit	(135)	1.6	(0.3)	(268)	34.3	9.2

Profit from continuing operations	316	(8.6)	(10.3)	662	42.1	15.6

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	316	(8.6)	(10.3)	662	42.1	15.6

Minority interests	100	0.8	(1.0)	200	82.8	48.6

Attributable profit to the Group	216	(12.3)	(14.1)	462	29.6	5.4

Balance sheet

Customer loans**	76,121	(3.4)	0.5	76,121	26.9	3.9

Trading portfolio (w/o loans)	284	(20.5)	(17.3)	284	14.3	(6.3)

Available-for-sale financial assets	16,741	1.5	5.5	16,741	103.5	66.7

Due from credit institutions**	3,773	6.3	10.6	3,773	69.3	38.7

Intangible assets and property and equipment	7,854	(0.9)	3.1	7,854	71.0	40.1

Other assets	6,793	2.1	6.2	6,793	3.6	(15.2)

Total assets/liabilities & shareholders’ equity	111,566	(1.9)	2.0	111,566	36.3	11.6

Customer deposits**	52,516	(3.6)	0.3	52,516	31.7	7.9

Marketable debt securities**	20,942	9.0	13.3	20,942	45.7	19.4

Subordinated debt**	845	(5.1)	(1.3)	845	24.3	1.9

Insurance liabilities	—	—	—	—	—	—

Due to credit institutions**	20,580	(12.2)	(8.7)	20,580	63.6	34.0

Other liabilities	6,574	12.5	17.0	6,574	62.0	32.7

Stockholders’ equity ***	10,109	2.2	6.3	10,109	(1.8)	(19.6)

Other managed and marketed customer funds	11,233	(12.1)	(8.5)	11,233	96.0	60.6

Mutual and pension funds	5,207	(13.5)	(10.0)	5,207	516.9	405.4

Managed portfolios	6,026	(10.8)	(7.2)	6,026	23.3	1.0

Managed and marketed customer funds	85,536	(2.1)	1.8	85,536	41.0	15.5

Ratios (%) and operating means

ROE	8.62	(1.20)		9.20	1.90

Efficiency ratio (with amortisations)	34.7	(1.0)		35.2	(0.5)

NPL ratio	2.30	—		2.30	(0.63)

NPL coverage	223.3	12.6		223.3	58.3

Number of employees	16,466	2.0		16,466	5.6

Number of branches	783	(2.6)		783	(3.5)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      53

JANUARY - JUNE	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Corporate Activities

EUR Million

Income statement	2Q’15	1Q’15%		1H’15	1H’14%

Net interest income	(448)	(483)	(7.3)	(930)	(1,023)	(9.0)

Net fees	(9)	(15)	(35.2)	(24)	(14)	71.5

Gains (losses) on financial transactions	16	247	(93.6)	263	550	(52.3)

Other operating income	38	(1)	—	37	25	45.7

Dividends	38	1	—	39	15	165.0

Income from equity-accounted method	(10)	(12)	(20.9)	(22)	(15)	46.5

Other operating income/expenses	10	10	(7.7)	20	26	(22.9)

Gross income	(403)	(252)	60.2	(655)	(461)	42.0

Operating expenses	(205)	(208)	(1.4)	(413)	(389)	6.3

General administrative expenses	(197)	(183)	7.4	(380)	(320)	18.8

Personnel	(71)	(69)	2.8	(140)	(129)	8.4

Other general administrative expenses	(126)	(115)	10.2	(241)	(192)	25.7

Depreciation and amortisation	(8)	(25)	(66.7)	(33)	(69)	(51.9)

Net operating income	(608)	(460)	32.3	(1,068)	(850)	25.6

Net loan-loss provisions	(0)	0	—	(0)	0	—

Other income	(177)	(117)	52.2	(294)	(139)	111.1

Ordinary profit before taxes	(786)	(576)	36.4	(1,362)	(989)	37.7

Tax on profit	43	19	124.8	62	137	(55.2)

Ordinary profit from continuing operations	(743)	(557)	33.4	(1,300)	(852)	52.7

Net profit from discontinued operations	—	0	(100.0)	0	—	—

Ordinary consolidated profit	(743)	(557)	33.4	(1,300)	(852)	52.7

Minority interests	(2)	27	—	25	(3)	—

Ordinary attributable profit to the Group	(741)	(585)	26.8	(1,326)	(849)	56.2

Balance sheet

Trading portfolio (w/o loans)	3,062	3,866	(20.8)	3,062	3,297	(7.1)

Available-for-sale financial assets	7,509	7,748	(3.1)	7,509	6,863	9.4

Investments	774	816	(5.2)	774	542	42.9

Goodwill	28,594	28,667	(0.3)	28,594	26,663	7.2

Liquidity lent to the Group	22,744	34,627	(34.3)	22,744	24,882	(8.6)

Capital assigned to Group areas	78,732	80,711	(2.5)	78,732	70,229	12.1

Other assets	74,264	63,459	17.0	74,264	53,591	38.6

Total assets/liabilities & shareholders’ equity	215,679	219,894	(1.9)	215,679	186,067	15.9

Customer deposits*	2,221	2,597	(14.5)	2,221	1,563	42.1

Marketable debt securities*	48,449	53,504	(9.4)	48,449	60,754	(20.3)

Subordinated debt*	6,861	5,855	17.2	6,861	5,263	30.4

Other liabilities	66,476	62,520	6.3	66,476	45,281	46.8

Stockholders’ equity **	91,672	95,418	(3.9)	91,672	73,206	25.2

Other managed and marketed customer funds	—	—	—	—	—	—

Mutual and pension funds	—	—	—	—	—	—

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	57,530	61,956	(7.1)	57,530	67,580	(14.9)

Operating means

Number of employees	2,913	2,853	2.1	2,913	2,556	14.0

(*).-	Including all on-balance sheet balances for this item
(**).-	Capital + reserves + profit + valuation adjustments

54

	FINANCIAL REPORT 2015	JANUARY - JUNE
APPENDIX	FINANCIAL INFORMATION

Retail Banking

EUR Million

		o/ 1Q’15			o/ 1H’14
Income statement	2Q’15%		% w/o FX	1H’15%		% w/o FX

Net interest income	7,993	2.7	3.1	15,779	11.3	5.9

Net fees	2,193	0.4	1.2	4,378	8.3	4.8

Gains (losses) on financial transactions	298	83.6	80.8	461	122.7	97.2

Other operating income*	188	13.9	13.1	353	383.6	319.1

Gross income	10,673	3.6	4.1	20,970	13.4	8.1

Operating expenses	(4,659)	0.9	1.3	(9,277)	10.8	6.0

Net operating income	6,013	5.9	6.4	11,694	15.5	9.8

Net loan-loss provisions	(2,315)	(0.3)	0.6	(4,638)	(4.9)	(9.1)

Other income	(454)	26.2	29.4	(814)	33.8	33.3

Ordinary profit before taxes	3,244	8.2	8.1	6,241	34.4	26.4

Tax on profit	(838)	7.3	7.6	(1,619)	44.0	35.4

Ordinary profit from continuing operations	2,406	8.5	8.3	4,622	31.4	23.5

Net profit from discontinued operations	0	263.8	263.8	0	—	—

Ordinary consolidated profit	2,406	8.5	8.3	4,622	31.4	23.5

Minority interests	319	12.5	11.8	602	15.4	9.1

Ordinary attributable profit to the Group	2,087	8.0	7.8	4,020	34.2	26.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 and 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

      55

JANUARY - JUNE	FINANCIAL REPORT 2015
	FINANCIAL INFORMATION	APPENDIX

Global Wholesale Banking

EUR Million

		o/ 1Q’15			o/1H’14
Income statement	2Q’15%		% w/o FX	1H’15%		% w/o FX

Net interest income	741	0.6	2.7	1,478	22.0	20.0

Net fees	402	14.0	14.9	754	7.7	4.7

Gains (losses) on financial transactions	58	(79.7)	(79.8)	344	(33.9)	(37.1)

Other operating income*	153	596.0	595.5	175	6.1	6.3

Gross income	1,355	(3.1)	(1.8)	2,752	5.9	3.3

Operating expenses	(513)	2.5	2.6	(1,013)	14.1	9.1

Net operating income	842	(6.2)	(4.3)	1,740	1.7	0.1

Net loan-loss provisions	(144)	(27.4)	(24.6)	(342)	12.2	10.5

Other income	(23)	—	—	(19)	(51.0)	(51.8)

Profit before taxes	675	(4.1)	(2.4)	1,379	0.8	(0.7)

Tax on profit	(184)	(8.3)	(6.3)	(386)	2.1	1.1

Profit from continuing operations	491	(2.4)	(0.9)	993	0.3	(1.4)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	491	(2.4)	(0.9)	993	0.3	(1.4)

Minority interests	33	(14.8)	(12.7)	72	(4.0)	(5.8)

Attributable profit to the Group	457	(1.4)	0.1	921	0.6	(1.0)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

(1)	Global Transaction Banking: includes the business of cash management, trade finance, basic financing and custody.
(2)	Financing Solutions & Advisory: includes the units of origination and distribution of corporate loans and structured financings, bond and securitisation origination teams, corporate finance units (mergers and acquisitions, primary markets of equities, investment solutions for corporate clients via derivatives), and asset & capital structuring.
(3)	Global Markets: includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation; the trading and hedging of exchange rates, and short-term money markets for the Group»s wholesale and retail clients; management of books associated with distribution; and brokerage of equities, and derivatives for investment and hedging solutions.

56

	FINANCIAL REPORT 2015	JANUARY - JUNE
APPENDIX	CONSOLIDATED SUMMARISED FINANCIAL STATEMENTS

NOTE: The financial information for the first half of 2015 and 2014 corresponds to that included in the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2004 of the Bank of Spain and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

Consolidated income statement

EUR Million

	1H’15	1H’14

Interest and similar income	29,182	26,580

Interest expense and similar charges	(12,240)	(12,218)

INTEREST INCOME	16,942	14,362

Income from equity instruments	273	251

Share of results of entities accounted for using the equity method	200	108

Fee and commission income	6,606	6,034

Fee and commission expense	(1,495)	(1,300)

Gains/ Losses on financial assets and liabilities (net)	(298)	1,328

Exchange differences (net)	1,333	(50)

Other operating income	1,844	2,944

Other operating expenses	(1,753)	(3,066)

GROSS OPERATING INCOME	23,652	20,611

Administrative expenses	(9,611)	(8,721)

Personnel expenses	(5,591)	(4,999)

Other general expenses	(4,020)	(3,722)

Depreciation and amortisation	(1,195)	(1,165)

Provisions (net)	(1,560)	(1,506)

Impairment losses on financial assets (net)	(5,295)	(5,369)

PROFIT FROM OPERATIONS	5,991	3,850

Impairment losses on other assets (net)	(287)	(831)

Gains / (Losses) on disposal of assets not classified as non-current assets held for sale	193	2,302

Negative consolidation difference	—	—

Gains / (Losses) on non-current assets held for sale not classified as discontinued operations	(56)	(85)

PROFIT/ (LOSS) BEFORE TAX	5,841	5,236

Income tax	(765)	(1,948)

PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	5,076	3,288

Profit from discontinued operations (net)	—	—

CONSOLIDATED PROFIT FOR THE PERIOD	5,076	3,288

Profit for the period attributable to the parent	4,261	2,756

Profit attributable to minority interests	815	532

EARNINGS PER SHARE

Basic earning per share (euros)	0.30	0.24

Diluted earning per share (euros)	0.30	0.24

NOTE: The financial information in this report was approved by the Bank»s Board of Directors at its meeting on July 29, 2015, following a favourable report from the Audit Committee on July 22, 2015. In its review, the Audit Committee ensured that the first half information has been drawn up in accordance with the same principles and practices as the annual financial statements.

      57

JANUARY - JUNE	FINANCIAL REPORT 2015
	CONSOLIDATED SUMMARISED FINANCIAL STATEMENTS	APPENDIX

Consolidated balance sheet

EUR Million

ASSETS	30.06.15	31.12.14	30.06.14

Cash and balances with central banks	67,962	69,428	83,877

Financial assets held for trading	151,201	148,888	130,773

Other financial assets at fair value through profit or loss	37,245	42,673	30,421

Available-for-sale financial assets	129,035	115,250	90,637

Loans and receivables	844,932	781,635	755,264

Held-to-maturity investments	—	—	—

Changes in the fair value of hedged items in portfolio hedges of interest rate risk	1,417	1,782	1,384

Hedging derivatives	6,107	7,346	6,333

Non-current asets held for sale	5,608	5,376	5,208

Investments	3,559	3,471	3,603

Associates	1,931	1,775	1,927

Jointly controlled entities	1,628	1,696	1,676

Insurance contracts linked to pensions	337	345	344

Reinsurance assets	340	340	359

Tangible assets	24,054	23,256	17,028

Property, plant and equipment	18,251	16,889	13,730

Investment property	5,803	6,367	3,298

Intangible assets	31,652	30,401	29,374

Goodwill	28,594	27,548	26,663

Other intangible assets	3,058	2,853	2,711

Tax assets	27,149	27,956	26,576

Current	4,833	5,792	4,794

Deferred	22,316	22,164	21,782

Other assets	8,778	8,149	6,862

TOTAL ASSETS	1,339,376	1,266,296	1,188,043

LIALIBITIES AND EQUITY

Financial liabilities held for trading	107,888	109,792	96,621

Other financial liabilities at fair value through profit or loss	55,364	62,317	50,446

Financial liabilities at amortised cost	1,029,054	961,052	914,107

Changes in the fair value of hedged items in portfolio hedges of interest rate risk	81	31	70

Hedging derivatives	10,086	7,255	6,497

Liabilities associated with non-current assets held for sale	—	21	1

Liabilities under insurance contracts	648	713	1,602

Provisions	15,470	15,376	15,205

Tax liabilities	7,297	9,379	8,190

Current	2,522	4,852	4,846

Deferred	4,775	4,527	3,344

Other liabilities	11,536	10,646	9,588

TOTAL LIABILITIES	1,237,424	1,176,582	1,102,327

Shareholders’ equity	101,904	91,663	87,035

Capital or endowment fund	7,158	6,292	5,889

Share premium	45,072	38,611	36,537

Reserves	45,924	41,160	41,652

Other equity instruments	308	265	338

Less: Treasury shares	(103)	(10)	(137)

Profit for the year attributable to the Parent	4,261	5,816	2,756

Less: Dividends and remuneration	(716)	(471)	—

Valuation adjustments	(10,407)	(10,858)	(11,857)

Available-for-sale financial assets	700	1,560	911

Cash flow hedges	75	204	(76)

Hedges of net investments in foreign operations	(4,684)	(3,570)	(2,940)

Exchange differences	(2,612)	(5,385)	(6,580)

Non-current assets held for sale	—	—	—

Entities accounted for using the equity method	(127)	(85)	(221)

Rest valuation adjustments	(3,759)	(3,582)	(2,951)

Total equity attributable to the parent	91,497	80,805	75,178

Minority interests	10,455	8,909	10,538

Valuation adjustments	(647)	(655)	(1,008)

Other equity instruments	11,102	9,564	11,546

TOTAL EQUITY	101,952	89,714	85,716

TOTAL LIABILITIES AND EQUITY	1,339,376	1,266,296	1,188,043

Memorandum items

Contingent liabilities	44,359	44,078	44,695

Contingent commitments	218,641	208,040	199,599

58

FINANCIAL REPORT 2015	JANUARY - JUNE

      59

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12, Santander (Spain)
Tel: 34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain)

Santander

www.santander.com

Item 3

Key consolidated data

			Variation
	1H ‘15	1H ‘14	Amount	%	2014
Balance sheet (EUR million)
Total assets	1,339,376	1,188,169	151,207	12.7	1,266,296
Net customer loans	799,233	706,899	92,334	13.1	734,711
Customer deposits	687,900	617,761	70,139	11.4	647,628
Managed and marketed customer funds	1,082,948	982,494	100,454	10.2	1,023,437
Stockholders’ equity	91,497	74,917	16,580	22.1	80,806
Total managed and marketed funds	1,514,136	1,342,365	171,771	12.8	1,428,083

Ordinary income statement* (EUR million)
Net interest income	16,319	14,362	1,957	13.6	29,548
Gross income	23,062	20,611	2,451	11.9	42,612
Pre-provision profit (net operating income)	12,256	10,858	1,398	12.9	22,574
Profit before taxes	5,988	4,584	1,404	30.6	9,720
Attributable profit to the Group	3,426	2,756	670	24.3	5,816

(*).- Variations w/o exchange rate

Net interest income: +8.0%; Gross income: +6.9%; Pre-provision profit: +7.4%; Attributable profit: +15.6%

Ordinary EPS, profitability and efficiency (%)
EPS (euro) (1)	0.236	0.236	0.001	0.2	0.479
RoE (2)	7.5	6.9			7.0
RoTE (2)	11.5	10.9			11.0
RoA	0.6	0.6			0.6
RoRWA	1.4	1.2			1.3
Efficiency ratio (with amortisations)	46.9	47.3			47.0

Solvency and NPL ratios (%)
CET1 fully-loaded (2)	9.8				9.7
CET1 phase-in (2)	12.4	10.9			12.2
NPL ratio	4.64	5.45			5.19
Coverage ratio	70.1	66.8			67.2

Market capitalisation and shares
Shares (millions at period-end)	14,317	11,778	2,539	21.6	12,584
Share price (euros)	6.264	7.630	(1.366)	(17.9)	6.996
Market capitalisation (EUR million)	89,679	89,867	(187)	(0.2)	88,041
Book value (euro)	6.40	6.37			6.42
Price / Book value (X)	0.98	1.20			1.09
P/E ratio (X)	13.27	16.20			14.59

Other data
Number of shareholders	3,203,349	3,279,897	(76,548)	(2.3)	3,240,395
Number of employees	190,262	183,648	6,614	3.6	185,405
Number of branches	12,910	13,142	(232)	(1.8)	12,951

(*).-	In 1H’15 not including not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil
(1).-	Ordinary EPS: Ordinary attributable profit including the issuances AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares
(2).-	In 2014, pro-forma taking into account the January 2015 capital increase

Note: The financial information in this report was approved by the Board of Directors at its meeting on July, 29 2015, following a favourable report from the Audit Committee on July, 22 2015.

Ordinary income statement

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%

Net interest income	16,319	14,362	1,957	13.6
Net fees	5,110	4,733	377	8.0
Gains (losses) on financial transactions	1,068	1,278	(210)	(16.4)
Other operating income	565	238	327	137.5
Dividends	273	251	22	8.6
Income from equity-accounted method	200	108	92	85.8
Other operating income/expenses	93	(121)	213	—
Gross income	23,062	20,611	2,451	11.9
Operating expenses	(10,806)	(9,753)	(1,054)	10.8
General administrative expenses	(9,611)	(8,616)	(995)	11.5
Personnel	(5,591)	(4,970)	(621)	12.5
Other general administrative expenses	(4,020)	(3,646)	(374)	10.3
Depreciation and amortisation	(1,196)	(1,137)	(59)	5.2
Net operating income	12,256	10,858	1,398	12.9
Net loan-loss provisions	(5,071)	(5,333)	262	(4.9)
Impairment losses on other assets	(138)	(157)	20	(12.6)
Other income	(1,059)	(784)	(275)	35.1
Ordinary profit before taxes	5,988	4,584	1,404	30.6
Tax on profit	(1,862)	(1,233)	(629)	51.0
Ordinary profit from continuing operations	4,126	3,351	776	23.1
Net profit from discontinued operations	0	(0)	0	—
Ordinary consolidated profit	4,126	3,350	776	23.2
Minority interests	700	594	105	17.7
Ordinary attributable profit to the Group	3,426	2,756	670	24.3

Ordinary EPS (euros) (1)	0.236	0.236	0.001	0.2
Ordinary diluted EPS (euros) (1)	0.236	0.235	0.001	0.3

Pro memoria:
Average total assets	1,343,637	1,167,475	176,163	15.1
Average stockholders’ equity (2)	91,303	79,711	11,591	14.5

NOTE: In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

(1).-	Ordinary EPS: Ordinary attributable profit including the issuances AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares
(2).-	Stockholders’ equity: Sharedholders’ equity + Equity adjustments by valuation. In 2014, pro-forma taking into account the January 2015 capital increase

Quarterly ordinary income statement

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15

Net interest income	6,992	7,370	7,471	7,714	8,038	8,281
Net fees	2,331	2,403	2,439	2,524	2,524	2,586
Gains (losses) on financial transactions	767	511	952	620	695	372
Other operating income	34	204	99	182	186	379
Dividends	31	220	72	112	33	239
Income from equity-accounted method	65	42	72	64	99	101
Other operating income/expenses	(63)	(58)	(45)	6	53	39
Gross income	10,124	10,488	10,961	11,040	11,444	11,618
Operating expenses	(4,847)	(4,906)	(5,070)	(5,216)	(5,377)	(5,429)
General administrative expenses	(4,256)	(4,360)	(4,509)	(4,656)	(4,785)	(4,826)
Personnel	(2,455)	(2,515)	(2,572)	(2,670)	(2,755)	(2,836)
Other general administrative expenses	(1,801)	(1,844)	(1,937)	(1,985)	(2,030)	(1,989)
Depreciation and amortisation	(590)	(546)	(560)	(560)	(592)	(603)
Net operating income	5,277	5,582	5,891	5,824	6,067	6,189
Net loan-loss provisions	(2,695)	(2,638)	(2,777)	(2,452)	(2,563)	(2,508)
Impairment losses on other assets	(87)	(71)	(67)	(151)	(60)	(78)
Other income	(347)	(438)	(491)	(642)	(454)	(605)
Ordinary profit before taxes	2,149	2,435	2,556	2,580	2,990	2,998
Tax on profit	(569)	(664)	(649)	(814)	(922)	(939)
Ordinary profit from continuing operations	1,579	1,771	1,908	1,766	2,067	2,059
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0
Ordinary consolidated profit	1,579	1,771	1,901	1,746	2,067	2,059
Minority interests	277	318	296	291	350	350
Ordinary attributable profit to the Group	1,303	1,453	1,605	1,455	1,717	1,709

Ordinary EPS (euros) (1)	0.113	0.122	0.131	0.112	0.121	0.115
Ordinary diluted EPS (euros) (1)	0.113	0.122	0.131	0.112	0.120	0.115

NOTE: In the second quarter of 2015 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

(1).-	Ordinary EPS: Ordinary attributable profit including the issuances AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares

Ordinary income statement

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%

Net interest income	16,319	15,110	1,209	8.0
Net fees	5,110	4,890	221	4.5
Gains (losses) on financial transactions	1,068	1,331	(264)	(19.8)
Other operating income	565	249	316	127.1
Dividends	273	253	20	7.8
Income from equity-accounted method	200	109	91	83.1
Other operating income/expenses	93	(113)	206	—
Gross income	23,062	21,579	1,483	6.9
Operating expenses	(10,806)	(10,172)	(635)	6.2
General administrative expenses	(9,611)	(8,984)	(627)	7.0
Personnel	(5,591)	(5,198)	(393)	7.6
Other general administrative expenses	(4,020)	(3,785)	(234)	6.2
Depreciation and amortisation	(1,196)	(1,188)	(8)	0.6
Net operating income	12,256	11,408	848	7.4
Net loan-loss provisions	(5,071)	(5,563)	493	(8.9)
Impairment losses on other assets	(138)	(158)	21	(13.2)
Other income	(1,059)	(786)	(273)	34.8
Ordinary profit before taxes	5,988	4,900	1,088	22.2
Tax on profit	(1,862)	(1,308)	(554)	42.3
Ordinary profit from continuing operations	4,126	3,591	535	14.9
Net profit from discontinued operations	0	(0)	0	—
Ordinary consolidated profit	4,126	3,591	535	14.9
Minority interests	700	626	74	11.8
Ordinary attributable profit to the Group	3,426	2,965	461	15.6

NOTE: In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Quarterly ordinary income statement

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15

Net interest income	7,427	7,683	7,668	7,950	8,015	8,304
Net fees	2,427	2,462	2,465	2,566	2,513	2,597
Gains (losses) on financial transactions	792	539	968	637	697	370
Other operating income	39	210	107	190	187	379
Dividends	33	220	73	113	33	239
Income from equity-accounted method	67	42	70	63	98	102
Other operating income/expenses	(61)	(52)	(36)	15	55	38
Gross income	10,685	10,894	11,208	11,343	11,412	11,651
Operating expenses	(5,092)	(5,080)	(5,181)	(5,348)	(5,368)	(5,439)
General administrative expenses	(4,469)	(4,515)	(4,609)	(4,772)	(4,776)	(4,835)
Personnel	(2,584)	(2,614)	(2,639)	(2,744)	(2,752)	(2,840)
Other general administrative expenses	(1,885)	(1,901)	(1,970)	(2,027)	(2,025)	(1,995)
Depreciation and amortisation	(623)	(565)	(572)	(576)	(592)	(604)
Net operating income	5,593	5,815	6,028	5,995	6,044	6,212
Net loan-loss provisions	(2,844)	(2,719)	(2,839)	(2,507)	(2,550)	(2,521)
Impairment losses on other assets	(87)	(71)	(67)	(152)	(60)	(78)
Other income	(351)	(435)	(478)	(639)	(450)	(610)
Ordinary profit before taxes	2,311	2,589	2,643	2,697	2,985	3,003
Tax on profit	(606)	(702)	(666)	(836)	(919)	(943)
Ordinary profit from continuing operations	1,704	1,887	1,977	1,861	2,066	2,061
Net profit from discontinued operations	(0)	(0)	(7)	(20)	0	0
Ordinary consolidated profit	1,704	1,887	1,970	1,842	2,066	2,061
Minority interests	293	333	302	307	351	349
Ordinary attributable profit to the Group	1,411	1,554	1,669	1,535	1,715	1,711

NOTE: In the second quarter of 2015 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	1H ‘15	1H ‘14	30.06.15	31.12.14	30.06.14

US$	1.115	1.370	1.119	1.214	1.366
Pound sterling	0.732	0.821	0.711	0.779	0.802
Brazilian real	3.303	3.146	3.470	3.221	3.000
Mexican peso	16.875	17.972	17.533	17.868	17.712
Chilean peso	692.314	757.663	714.798	737.323	754.058
Argentine peso	9.831	10.688	10.168	10.277	11.106
Polish zloty	4.139	4.175	4.191	4.273	4.157

Net fees

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%

Fees from services	3,056	2,818	238	8.4
Mutual & pension funds	439	429	10	2.4
Securities and custody	493	400	93	23.2
Insurance	1,122	1,086	36	3.3
Net fee income	5,110	4,733	377	8.0

Operating expenses

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%

Personnel expenses	5,591	4,970	621	12.5
General expenses	4,020	3,646	374	10.3
Information technology	561	444	117	26.5
Communications	250	260	(10)	(3.8)
Advertising	330	301	28	9.5
Buildings and premises	936	890	45	5.1
Printed and office material	81	72	9	12.1
Taxes (other than profit tax)	263	224	39	17.5
Other expenses	1,599	1,455	144	9.9
Personnel and general expenses	9,611	8,616	995	11.5
Depreciation and amortisation	1,196	1,137	59	5.2
Total operating expenses	10,806	9,753	1,054	10.8

Net loan-loss provisions

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%

Non performing loans	5,833	5,993	(160)	(2.7)
Country-risk	18	(4)	22	—
Recovery of written-off assets	(780)	(656)	(124)	18.9
Total	5,071	5,333	(262)	(4.9)

Balance sheet

EUR million

			Variation
	30.06.15	30.06.14	Amount	%	31.12.14
Assets
Cash on hand and deposits at central banks	67,962	83,877	(15,915)	(19.0)	69,428
Trading portfolio	151,201	130,773	20,428	15.6	148,888
Debt securities	51,152	54,115	(2,963)	(5.5)	54,374
Customer loans	5,789	1,637	4,152	253.7	2,921
Equities	18,272	9,400	8,872	94.4	12,920
Trading derivatives	72,557	64,335	8,222	12.8	76,858
Deposits from credit institutions	3,431	1,287	2,144	166.6	1,815
Other financial assets at fair value	37,245	30,421	6,824	22.4	42,673
Customer loans	11,307	11,031	276	2.5	8,971
Other (deposits at credit institutions, debt securities and e	25,938	19,390	6,548	33.8	33,702
Available-for-sale financial assets	129,035	90,636	38,399	42.4	115,251
Debt securities	123,988	85,773	38,215	44.6	110,249
Equities	5,047	4,864	183	3.8	5,001
Loans	844,932	755,264	89,668	11.9	781,635
Deposits at credit institutions	55,949	53,232	2,717	5.1	51,306
Customer loans	782,137	694,231	87,906	12.7	722,819
Debt securities	6,846	7,801	(955)	(12.2)	7,510
Investments	3,559	3,604	(45)	(1.2)	3,471
Intangible assets and property and equipment	27,112	19,739	7,373	37.3	26,109
Goodwill	28,594	26,663	1,931	7.2	27,548
Other	49,736	47,191	2,545	5.4	51,293
Total assets	1,339,376	1,188,169	151,207	12.7	1,266,296

Liabilities and shareholders’ equity
Trading portfolio	107,888	96,621	11,267	11.7	109,792
Customer deposits	7,635	5,250	2,386	45.4	5,544
Marketable debt securities	—	—	—	—	—
Trading derivatives	73,750	64,255	9,495	14.8	79,048
Other	26,503	27,116	(613)	(2.3)	25,200
Other financial liabilities at fair value	55,364	50,446	4,918	9.7	62,318
Customer deposits	31,756	32,103	(347)	(1.1)	33,127
Marketable debt securities	4,024	3,864	160	4.1	3,830
Due to central banks and credit institutions	19,584	14,479	5,105	35.3	25,360
Financial liabilities at amortized cost	1,029,054	914,107	114,947	12.6	961,053
Due to central banks and credit institutions	138,888	104,111	34,777	33.4	122,437
Customer deposits	648,508	580,408	68,100	11.7	608,956
Marketable debt securities	196,429	187,631	8,798	4.7	193,059
Subordinated debt	19,836	19,043	793	4.2	17,132
Other financial liabilities	25,393	22,914	2,479	10.8	19,468
Insurance liabilities	648	1,602	(954)	(59.6)	713
Provisions	15,470	15,319	151	1.0	15,376
Other liability accounts	29,000	24,619	4,381	17.8	27,331
Total liabilities	1,237,424	1,102,715	134,709	12.2	1,176,581
Shareholders’ equity	101,904	86,774	15,130	17.4	91,664
Capital stock	7,158	5,889	1,269	21.5	6,292
Reserves	91,201	78,129	13,072	16.7	80,026
Attributable profit to the Group	4,261	2,756	1,505	54.6	5,816
Less: dividends	(716)	—	(716)	—	(471)
Equity adjustments by valuation	(10,407)	(11,858)	1,451	(12.2)	(10,858)
Minority interests	10,455	10,538	(83)	(0.8)	8,909
Total equity	101,952	85,455	16,497	19.3	89,714
Total liabilities and equity	1,339,376	1,188,169	151,207	12.7	1,266,296

Balance sheet

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Assets
Cash on hand and deposits at central banks	82,402	83,877	76,478	69,428	67,741	67,962
Trading portfolio	128,631	130,773	142,840	148,888	168,709	151,201
Debt securities	48,765	54,115	58,325	54,374	53,564	51,152
Customer loans	5,902	1,637	524	2,921	5,726	5,789
Equities	8,200	9,400	9,770	12,920	15,412	18,272
Trading derivatives	60,252	64,335	71,533	76,858	89,305	72,557
Deposits from credit institutions	5,511	1,287	2,688	1,815	4,702	3,431
Other financial assets at fair value	38,992	30,421	35,925	42,673	48,892	37,245
Customer loans	11,054	11,031	10,266	8,971	10,201	11,307
Other (deposits at credit institutions, debt securities and e	27,939	19,390	25,659	33,702	38,691	25,938
Available-for-sale financial assets	90,889	90,636	99,226	115,251	124,536	129,035
Debt securities	86,849	85,773	94,333	110,249	118,974	123,988
Equities	4,039	4,864	4,893	5,001	5,562	5,047
Loans	731,597	755,264	784,406	781,635	847,887	844,932
Deposits at credit institutions	46,357	53,232	65,372	51,306	62,600	55,949
Customer loans	677,639	694,231	711,198	722,819	778,038	782,137
Debt securities	7,600	7,801	7,836	7,510	7,250	6,846
Investments	3,502	3,604	3,619	3,471	3,564	3,559
Intangible assets and property and equipment	19,035	19,739	21,431	26,109	27,238	27,112
Goodwill	26,056	26,663	27,364	27,548	28,667	28,594
Other	47,738	47,191	49,814	51,293	52,455	49,736
Total assets	1,168,842	1,188,169	1,241,104	1,266,296	1,369,689	1,339,376

Liabilities and shareholders’ equity
Trading portfolio	105,947	96,621	107,225	109,792	125,507	107,888
Customer deposits	13,197	5,250	9,101	5,544	6,794	7,635
Marketable debt securities	1	—	197	—	—	—
Trading derivatives	59,664	64,255	71,858	79,048	92,439	73,750
Other	33,084	27,116	26,068	25,200	26,273	26,503
Other financial liabilities at fair value	51,500	50,446	62,969	62,318	64,078	55,364
Customer deposits	33,683	32,103	35,247	33,127	40,190	31,756
Marketable debt securities	5,088	3,864	4,048	3,830	3,958	4,024
Deposits at credit institutions	12,730	14,479	23,674	25,360	19,929	19,584
Financial liabilities at amortized cost	889,288	914,107	939,586	961,053	1,031,385	1,029,054
Due to central banks and credit institutions	98,113	104,111	106,229	122,437	142,133	138,888
Customer deposits	573,255	580,408	601,983	608,956	640,378	648,508
Marketable debt securities	179,446	187,631	191,349	193,059	204,353	196,429
Subordinated debt	17,738	19,043	17,334	17,132	19,746	19,836
Other financial liabilities	20,735	22,914	22,692	19,468	24,775	25,393
Insurance liabilities	1,548	1,602	1,671	713	670	648
Provisions	15,014	15,319	14,589	15,376	15,452	15,470
Other liability accounts	23,286	24,619	27,041	27,331	30,492	29,000
Total liabilities	1,086,583	1,102,715	1,153,081	1,176,581	1,267,584	1,237,424
Shareholders’ equity	85,371	86,774	87,893	91,664	99,987	101,904
Capital stock	5,781	5,889	5,994	6,292	7,030	7,158
Reserves	78,288	78,129	77,764	80,026	91,240	91,201
Attributable profit to the Group	1,303	2,756	4,361	5,816	1,717	4,261
Less: dividends	—	—	(226)	(471)	—	(716)
Equity adjustments by valuation	(13,254)	(11,858)	(10,568)	(10,858)	(8,072)	(10,407)
Minority interests	10,142	10,538	10,697	8,909	10,190	10,455
Total equity	82,259	85,455	88,023	89,714	102,105	101,952
Total liabilities and equity	1,168,842	1,188,169	1,241,104	1,266,296	1,369,689	1,339,376

Customer loans

EUR million

			Variation
	30.06.15	30.06.14	Amount	%	31.12.14

Spanish Public sector	16,034	16,227	(193)	(1.2)	17,465
Other residents	155,774	162,352	(6,578)	(4.1)	154,905
Commercial bills	8,471	6,689	1,783	26.7	7,293
Secured loans	93,731	98,962	(5,231)	(5.3)	96,426
Other loans	53,571	56,701	(3,129)	(5.5)	51,187
Non-resident sector	654,899	555,784	99,115	17.8	589,557
Secured loans	410,797	339,213	71,583	21.1	369,266
Other loans	244,102	216,571	27,531	12.7	220,291
Gross customer loans	826,707	734,363	92,344	12.6	761,928
Loan-loss allowances	27,474	27,464	9	0.0	27,217
Net customer loans	799,233	706,899	92,334	13.1	734,711
Pro memoria: Doubtful loans	39,154	40,948	(1,794)	(4.4)	40,424
Public sector	173	126	47	37.2	167
Other residents	18,167	21,003	(2,836)	(13.5)	19,951
Non-resident sector	20,814	19,819	995	5.0	20,306

Customer loans

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15

Spanish Public sector	15,409	16,227	16,204	17,465	17,392	16,034
Other residents	162,693	162,352	158,190	154,905	155,846	155,774
Commercial bills	6,797	6,689	6,459	7,293	8,188	8,471
Secured loans	97,648	98,962	97,753	96,426	96,271	93,731
Other loans	58,248	56,701	53,978	51,187	51,387	53,571
Non-resident sector	543,753	555,784	575,032	589,557	648,820	654,899
Secured loans	323,789	339,213	351,910	369,266	403,085	410,797
Other loans	219,964	216,571	223,122	220,291	245,736	244,102
Gross customer loans	721,856	734,363	749,426	761,928	822,059	826,707
Loan-loss allowances	27,261	27,464	27,438	27,217	28,094	27,474
Net customer loans	694,595	706,899	721,988	734,711	793,965	799,233
Pro memoria: Doubtful loans	41,101	40,948	40,440	40,424	40,711	39,154
Public sector	88	126	167	167	169	173
Other residents	21,741	21,003	20,360	19,951	19,327	18,167
Non-resident sector	19,272	19,819	19,914	20,306	21,215	20,814

Credit risk management *

EUR million

			Variation
	30.06.15	30.06.14	Amount	%	31.12.14

Non-performing loans	40,273	42,334	(2,061)	(4.9)	41,709
NPL ratio (%)	4.64	5.45	(0.81 p. )		5.19
Loan-loss allowances	28,233	28,256	(23)	(0.1)	28,046
Specific	19,444	22,660	(3,217)	(14.2)	21,784
Generic	8,790	5,596	3,194	57.1	6,262
Coverage ratio (%)	70.1	66.8	3.3 p.		67.2
Cost of credit (%) **	1.32	1.56	(0.24 p. )		1.43

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15

Non-performing loans	42,300	42,334	41,727	41,709	41,919	40,273
NPL ratio (%)	5.52	5.45	5.28	5.19	4.85	4.64
Loan-loss allowances	28,037	28,256	28,174	28,046	28,894	28,233
Specific	22,562	22,660	22,156	21,784	20,427	19,444
Generic	5,475	5,596	6,018	6,262	8,467	8,790
Coverage ratio (%)	66.3	66.8	67.5	67.2	68.9	70.1
Cost of credit (%) **	1.65	1.56	1.52	1.43	1.38	1.32

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15

Balance at beginning of period	42,420	42,300	42,334	41,727	41,709	41,919
Net additions	2,536	2,535	1,959	2,623	2,017	1,315
Increase in scope of consolidation	148	—	—	763	54	1
Exchange differences	96	293	463	(299)	853	(36)
Write-offs	(2,900)	(2,793)	(3,029)	(3,105)	(2,715)	(2,925)
Balance at period-end	42,300	42,334	41,727	41,709	41,919	40,273

Managed and marketed customer funds

EUR million

			Variation
	30.06.15	30.06.14	Amount	%	31.12.14

Resident public sector	8,526	7,357	1,169	15.9	9,349
Other residents	164,045	163,548	498	0.3	163,340
Demand deposits	102,770	79,661	23,109	29.0	88,312
Time deposits	58,925	77,913	(18,988)	(24.4)	67,495
Other	2,350	5,974	(3,624)	(60.7)	7,532
Non-resident sector	515,328	446,855	68,473	15.3	474,939
Demand deposits	309,849	244,068	65,781	27.0	273,889
Time deposits	149,958	155,736	(5,777)	(3.7)	151,113
Other	55,521	47,052	8,469	18.0	49,937
Customer deposits	687,900	617,761	70,139	11.4	647,628
Debt securities	200,453	191,495	8,958	4.7	196,890
Subordinated debt	19,836	19,043	793	4.2	17,132
On-balance-sheet customer funds	908,189	828,299	79,890	9.6	861,649
Mutual funds	135,582	119,739	15,842	13.2	124,708
Pension funds	11,503	11,258	245	2.2	11,481
Managed portfolios	27,675	23,198	4,477	19.3	25,599
Other managed and marketed customer funds	174,760	154,195	20,564	13.3	161,788
Managed and marketed customer funds	1,082,948	982,494	100,454	10.2	1,023,437

Managed and marketed customer funds

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15

Resident public sector	7,856	7,357	9,689	9,349	12,706	8,526
Other residents	158,292	163,548	162,313	163,340	163,702	164,045
Demand deposits	76,468	79,661	82,530	88,312	94,580	102,770
Time deposits	76,823	77,913	75,837	67,495	65,118	58,925
Other	5,000	5,974	3,945	7,532	4,005	2,350
Non-resident sector	453,988	446,855	474,329	474,939	510,954	515,328
Demand deposits	232,123	244,068	259,141	273,889	299,008	309,849
Time deposits	163,845	155,736	156,448	151,113	156,089	149,958
Other	58,020	47,052	58,739	49,937	55,856	55,521
Customer deposits	620,135	617,761	646,331	647,628	687,362	687,900
Debt securities	184,534	191,495	195,595	196,890	208,312	200,453
Subordinated debt	17,738	19,043	17,334	17,132	19,746	19,836
On-balance-sheet customer funds	822,408	828,299	859,259	861,649	915,419	908,189
Mutual funds	111,392	119,739	124,911	124,708	135,254	135,582
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503
Managed portfolios	21,839	23,198	24,923	25,599	28,541	27,675
Other managed and marketed customer funds	144,296	154,195	161,174	161,788	175,755	174,760
Managed and marketed customer funds	966,704	982,494	1,020,433	1,023,437	1,091,174	1,082,948

Eligible capital. June 2015

EUR million

	Phase-in	Fully loaded

CET1	75,471	59,813
Basic capital	75,471	65,503
Eligible capital	83,998	75,253
Risk-weighted assets	609,485	608,564
CET1 capital ratio	12.4	9.8
T1 capital ratio	12.4	10.8
BIS ratio	13.8	12.4

Eligible capital (fully loaded)*

EUR million

			Variation
	30.06.15	31.12.14	Amount	%

Capital stock and reserves	98,462	93,748	4,714	5.0
Attributable profit	4,261	5,816	(1,555)	(26.7)
Dividends	(1,150)	(1,014)	(136)	13.4
Other retained earnings	(10,817)	(11,468)	651	(5.7)
Minority interests	5,019	4,131	888	21.5
Goodwill and intangible assets	(30,280)	(29,164)	(1,116)	3.8
Treasury stock and other deductios	(5,683)	(5,767)	84	(1.5)
Core CET1	59,813	56,282	3,531	6.3
Preferred shares and other eligibles T1	5,690	4,728	962	20.3
Tier 1	65,503	61,010	4,493	7.4
Generic funds and eligible T2 instruments	9,749	7,561	2,188	28.9
Eligible capital	75,253	68,571	6,682	9.7
Risk-weighted assets	608,564	583,366	25,198	4.3

CET1 capital ratio	9.8	9.7	0.2
T1 capital ratio	10.8	10.5	0.3
BIS ratio	12.4	11.8	0.6

(*).-	In 2014, pro-forma data taking into account the January 2015 capital increase

Key data by principal segments

	Net operating income			Ordinary profit to the Group *			Efficiency ratio (%)		Ordinary ROE (%) *
	1H ‘15	1H ‘14	Var (%)	1H ‘15	1H ‘14	Var (%)	1H ‘15	1H ‘14	1H ‘15	1H ‘14
Income statement (EUR million)
Continental Europe	3,496	3,263	7.2	1,408	962	46.4	48.4	49.4	10.76	7.58
o/w: Spain	1,812	1,807	0.3	771	513	50.3	48.5	49.4	13.44	9.10
Portugal	1,133	904	25.3	505	456	10.8	43.0	44.4	11.96	11.35
Poland	375	393	(4.5)	173	173	0.1	44.5	42.8	14.55	16.03
Santander Consumer Finance	231	222	3.8	107	74	44.0	51.1	52.2	8.84	6.61
United Kingdom	1,527	1,290	18.4	1,029	775	32.7	51.9	52.0	13.22	11.64
Latin America *	5,917	5,440	8.8	1,854	1,512	22.6	41.4	41.3	14.59	14.05
o/w: Brazil *	3,751	3,509	6.9	1,007	758	32.8	38.2	39.9	15.40	13.52
Mexico	1,005	870	15.6	342	307	11.4	40.9	41.6	14.19	13.61
Chile	694	672	3.2	259	255	1.6	41.6	37.9	17.17	20.33
USA	2,383	1,716	38.9	462	356	29.6	35.2	35.6	9.20	7.31
Operating areas *	13,324	11,708	13.8	4,752	3,605	31.8	43.8	44.4	12.31	10.30
Corporate Activities	(1,068)	(850)	25.6	(1,326)	(849)	56.2
Total Group *	12,256	10,858	12.9	3,426	2,756	24.3	46.9	47.3	7.51	6.91

(*).-	In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

	Net customer loans			Customer deposits			NPL ratio (%)		NPL coverage (%)
	30.06.15	30.06.14	Var (%)	30.06.15	30.06.14	Var (%)	30.06.15	30.06.14	30.06.15	30.06.14
Activity (EUR million)
Continental Europe	278,598	267,071	4.3	262,561	254,985	3.0	8.19	9.04	58.9	58.3
o/w: Spain	158,383	159,264	(0.6)	184,294	181,065	1.8	6.91	7.59	46.8	44.9
Portugal	69,546	58,058	19.8	31,810	30,736	3.5	4.25	4.07	104.9	105.2
Poland	18,329	17,064	7.4	20,181	18,325	10.1	7.07	7.42	63.5	65.3
Santander Consumer Finance	23,097	24,111	(4.2)	23,796	23,253	2.3	8.80	8.16	54.2	53.1
United Kingdom	287,896	239,237	20.3	230,233	193,431	19.0	1.61	1.91	40.3	41.1
Latin America	150,276	136,325	10.2	140,369	127,903	9.7	4.59	5.03	84.7	86.3
o/w: Brazil	72,083	71,475	0.8	67,207	68,450	(1.8)	5.13	5.78	95.9	94.8
Mexico	28,609	24,516	16.7	28,747	24,803	15.9	3.81	3.52	87.5	96.6
Chile	33,733	28,701	17.5	24,203	19,929	21.4	5.73	5.94	51.6	51.7
USA	76,121	60,006	26.9	52,516	39,878	31.7	2.30	2.93	223.3	165.0
Operating areas	792,890	702,640	12.8	685,679	616,197	11.3	4.68	5.46	69.5	66.4
Total Group	799,233	706,899	13.1	687,900	617,761	11.4	4.64	5.45	70.1	66.8

	Employees		Branches
	30.06.15	30.06.14	30.06.15	30.06.14
Operating means
Continental Europe	56,555	56,297	5,444	5,638
o/w: Spain	24,322	25,465	3,490	3,609
Portugal	14,143	12,272	592	576
Poland	11,763	12,058	770	817
Santander Consumer Finance	5,399	5,515	576	626
United Kingdom	26,273	25,902	901	988
Latin America	88,055	83,299	5,782	5,705
o/w: Brazil	48,567	47,205	3,436	3,449
Mexico	17,310	14,859	1,356	1,293
Chile	12,276	11,971	479	481
USA	16,466	15,594	783	811
Operating areas	187,349	181,092	12,910	13,142
Corporate Activities	2,913	2,556
Total Group	190,262	183,648	12,910	13,142

Operating areas

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	17,249	15,385	1,864	12.1
Net fees	5,134	4,747	387	8.2
Gains (losses) on financial transactions	805	727	77	10.6
Other operating income *	528	213	316	148.5
Gross income	23,717	21,072	2,645	12.6
Operating expenses	(10,393)	(9,364)	(1,029)	11.0
General administrative expenses	(9,230)	(8,296)	(935)	11.3
Personnel	(5,452)	(4,842)	(610)	12.6
Other general administrative expenses	(3,779)	(3,454)	(325)	9.4
Depreciation and amortisation	(1,163)	(1,068)	(94)	8.8
Net operating income	13,324	11,708	1,616	13.8
Net loan-loss provisions	(5,071)	(5,333)	263	(4.9)
Other income	(903)	(802)	(101)	12.5
Ordinary profit before taxes	7,350	5,573	1,777	31.9
Tax on profit	(1,923)	(1,370)	(553)	40.4
Ordinary profit from continuing operations	5,427	4,202	1,224	29.1
Net profit from discontinued operations	0	(0)	0	—
Ordinary consolidated profit	5,427	4,202	1,225	29.1
Minority interests	675	597	77	12.9
Ordinary attributable profit to the Group	4,752	3,605	1,147	31.8

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	792,890	702,640	90,250	12.8
Trading portfolio (w/o loans)	139,900	125,128	14,771	11.8
Available-for-sale financial assets	121,526	83,773	37,753	45.1
Due from credit institutions **	120,934	92,561	28,373	30.7
Intangible assets and property and equipment	20,484	16,294	4,190	25.7
Other assets	98,976	118,478	(19,502)	(16.5)
Total assets/liabilities & shareholders’ equity	1,294,710	1,138,874	155,836	13.7
Customer deposits **	685,679	616,197	69,482	11.3
Marketable debt securities **	152,004	130,742	21,263	16.3
Subordinated debt **	12,975	13,780	(805)	(5.8)
Insurance liabilities	648	1,602	(954)	(59.6)
Due to credit institutions **	191,877	140,361	51,516	36.7
Other liabilities	172,968	164,252	8,716	5.3
Stockholders’ equity ***	78,558	71,940	6,618	9.2
Other managed and marketed customer funds	174,760	154,195	20,564	13.3
Mutual funds	135,582	119,739	15,842	13.2
Pension funds	11,503	11,258	245	2.2
Managed portfolios	27,675	23,198	4,477	19.3
Managed and marketed customer funds	1,025,418	914,914	110,504	12.1

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

NOTE: In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Ratios (%) and other data
ROE	12.31	10.30	2.01 p.
Efficiency ratio (with amortisations)	43.8	44.4	(0.6 p.	)
NPL ratio	4.68	5.46	(0.78 p.	)
NPL coverage	69.5	66.4	3.1 p.
Number of employees	187,349	181,092	6,257		3.5
Number of branches	12,910	13,142	(232)		(1.8)

Operating areas

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	7,526	7,859	7,933	8,167	8,521	8,728
Net fees	2,339	2,409	2,444	2,542	2,539	2,596
Gains (losses) on financial transactions	465	263	495	171	449	356
Other operating income *	18	194	79	167	187	341
Gross income	10,348	10,724	10,950	11,048	11,695	12,021
Operating expenses	(4,655)	(4,709)	(4,876)	(5,035)	(5,169)	(5,224)
General administrative expenses	(4,092)	(4,204)	(4,346)	(4,486)	(4,602)	(4,629)
Personnel	(2,388)	(2,453)	(2,533)	(2,595)	(2,686)	(2,765)
Other general administrative expenses	(1,704)	(1,750)	(1,813)	(1,891)	(1,916)	(1,863)
Depreciation and amortisation	(563)	(505)	(530)	(549)	(567)	(595)
Net operating income	5,693	6,016	6,074	6,013	6,526	6,798
Net loan-loss provisions	(2,696)	(2,637)	(2,777)	(2,454)	(2,563)	(2,508)
Other income	(361)	(441)	(469)	(450)	(398)	(505)
Ordinary profit before taxes	2,635	2,937	2,829	3,109	3,566	3,784
Tax on profit	(648)	(722)	(660)	(672)	(941)	(982)
Ordinary profit from continuing operations	1,987	2,215	2,169	2,437	2,624	2,802
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0
Ordinary consolidated profit	1,987	2,215	2,163	2,418	2,624	2,802
Minority interests	279	318	299	282	322	352
Ordinary attributable profit to the Group	1,708	1,897	1,864	2,136	2,302	2,450

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	687,983	702,640	717,605	729,908	787,945	792,890
Trading portfolio (w/o loans)	114,653	125,128	136,469	142,031	155,357	139,900
Available-for-sale financial assets	83,996	83,773	92,851	107,966	116,788	121,526
Due from credit institutions **	97,654	92,561	110,627	106,208	134,805	120,934
Intangible assets and property and equipment	15,404	16,294	18,304	19,363	20,561	20,484
Other assets	123,799	118,478	114,760	107,587	109,602	98,976
Total assets/liabilities & shareholders’ equity	1,123,490	1,138,874	1,190,617	1,213,062	1,325,059	1,294,710
Customer deposits **	618,756	616,197	644,666	642,348	684,766	685,679
Marketable debt securities **	122,433	130,742	139,056	136,936	154,807	152,004
Subordinated debt **	13,565	13,780	13,853	13,025	13,890	12,975
Insurance liabilities	1,548	1,602	1,671	713	670	648
Due to credit institutions **	133,264	140,361	144,174	156,105	189,647	191,877
Other liabilities	163,246	164,252	173,521	187,213	204,070	172,968
Stockholders’ equity ***	70,677	71,940	73,677	76,722	77,208	78,558
Other managed and marketed customer funds	144,296	154,195	161,174	161,788	175,755	174,760
Mutual funds	111,392	119,739	124,911	124,708	135,254	135,582
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503
Managed portfolios	21,839	23,198	24,923	25,599	28,541	27,675
Managed and marketed customer funds	899,050	914,914	958,748	954,097	1,029,218	1,025,418

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Other information
NPL ratio	5.54	5.46	5.29	5.19	4.87	4.68
NPL coverage	66.0	66.4	67.0	66.6	68.4	69.5
Cost of credit	1.61	1.55	1.50	1.44	1.38	1.33

Operating areas

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	17,249	16,132	1,117	6.9
Net fees	5,134	4,904	231	4.7
Gains (losses) on financial transactions	805	781	24	3.0
Other operating income *	528	224	305	136.3
Gross income	23,717	22,041	1,676	7.6
Operating expenses	(10,393)	(9,783)	(610)	6.2
General administrative expenses	(9,230)	(8,664)	(567)	6.5
Personnel	(5,452)	(5,070)	(382)	7.5
Other general administrative expenses	(3,779)	(3,594)	(185)	5.1
Depreciation and amortisation	(1,163)	(1,120)	(43)	3.9
Net operating income	13,324	12,258	1,066	8.7
Net loan-loss provisions	(5,071)	(5,563)	493	(8.9)
Other income	(903)	(805)	(98)	12.1
Ordinary profit before taxes	7,350	5,889	1,461	24.8
Tax on profit	(1,923)	(1,446)	(478)	33.0
Ordinary profit from continuing operations	5,427	4,443	984	22.1
Net profit from discontinued operations	0	(0)	0	—
Ordinary consolidated profit	5,427	4,443	984	22.1
Minority interests	675	629	46	7.3
Ordinary attributable profit to the Group	4,752	3,814	938	24.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	792,890	739,640	53,250	7.2
Trading portfolio (w/o loans)	139,900	127,814	12,086	9.5
Available-for-sale financial assets	121,526	84,556	36,970	43.7
Due from credit institutions **	120,934	94,693	26,241	27.7
Intangible assets and property and equipment	20,484	17,307	3,177	18.4
Other assets	98,976	121,590	(22,614)	(18.6)
Total assets/liabilities & shareholders’ equity	1,294,710	1,185,600	109,110	9.2
Customer deposits **	685,679	643,231	42,448	6.6
Marketable debt securities **	152,004	139,563	12,441	8.9
Subordinated debt **	12,975	14,093	(1,117)	(7.9)
Insurance liabilities	648	1,602	(954)	(59.5)
Due to credit institutions **	191,877	145,677	46,201	31.7
Other liabilities	172,968	166,264	6,704	4.0
Stockholders’ equity ***	78,558	75,171	3,387	4.5
Other managed and marketed customer funds	174,760	152,307	22,453	14.7
Mutual funds	135,582	115,684	19,898	17.2
Pension funds	11,503	11,258	245	2.2
Managed portfolios	27,675	25,365	2,310	9.1
Managed and marketed customer funds	1,025,418	949,193	76,225	8.0

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Operating areas

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	7,960	8,172	8,129	8,403	8,497	8,752
Net fees	2,435	2,468	2,470	2,584	2,528	2,607
Gains (losses) on financial transactions	490	291	512	187	450	354
Other operating income *	23	200	87	176	188	341
Gross income	10,910	11,131	11,198	11,350	11,663	12,054
Operating expenses	(4,901)	(4,882)	(4,987)	(5,167)	(5,160)	(5,233)
General administrative expenses	(4,305)	(4,359)	(4,446)	(4,602)	(4,593)	(4,638)
Personnel	(2,517)	(2,552)	(2,600)	(2,669)	(2,683)	(2,769)
Other general administrative expenses	(1,787)	(1,807)	(1,845)	(1,933)	(1,910)	(1,869)
Depreciation and amortisation	(596)	(524)	(542)	(565)	(567)	(596)
Net operating income	6,009	6,249	6,211	6,183	6,503	6,820
Net loan-loss provisions	(2,845)	(2,718)	(2,839)	(2,509)	(2,550)	(2,521)
Other income	(366)	(439)	(456)	(448)	(393)	(510)
Ordinary profit before taxes	2,797	3,091	2,915	3,226	3,561	3,789
Tax on profit	(685)	(760)	(677)	(693)	(938)	(985)
Ordinary profit from continuing operations	2,112	2,331	2,239	2,533	2,623	2,804
Net profit from discontinued operations	(0)	(0)	(7)	(20)	0	0
Ordinary consolidated profit	2,112	2,331	2,232	2,513	2,623	2,804
Minority interests	295	334	304	297	323	352
Ordinary attributable profit to the Group	1,817	1,997	1,928	2,216	2,300	2,452

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	737,227	739,640	741,780	756,870	786,465	792,890
Trading portfolio (w/o loans)	119,907	127,814	138,041	145,202	155,169	139,900
Available-for-sale financial assets	85,880	84,556	93,631	108,804	115,962	121,526
Due from credit institutions **	101,303	94,693	111,184	107,630	134,174	120,934
Intangible assets and property and equipment	16,354	17,307	19,079	20,102	20,219	20,484
Other assets	130,486	121,590	116,244	110,052	109,317	98,976
Total assets/liabilities & shareholders’ equity	1,191,156	1,185,600	1,219,959	1,248,660	1,321,305	1,294,710
Customer deposits **	657,258	643,231	662,512	662,868	683,073	685,679
Marketable debt securities **	134,548	139,563	144,966	143,698	155,274	152,004
Subordinated debt **	14,329	14,093	14,062	13,347	13,880	12,975
Insurance liabilities	1,548	1,602	1,671	714	670	648
Due to credit institutions **	140,650	145,677	146,859	159,383	188,219	191,877
Other liabilities	167,782	166,264	174,503	190,011	203,700	172,968
Stockholders’ equity ***	75,040	75,171	75,386	78,638	76,489	78,558
Other managed and marketed customer funds	145,123	152,307	158,468	161,126	174,018	174,760
Mutual funds	109,962	115,684	120,892	123,053	134,217	135,582
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503
Managed portfolios	24,096	25,365	26,235	26,592	27,841	27,675
Managed and marketed customer funds	951,260	949,193	980,007	981,040	1,026,245	1,025,418

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Continental Europe

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	4,571	4,282	290	6.8
Net fees	1,709	1,769	(60)	(3.4)
Gains (losses) on financial transactions	169	296	(126)	(42.7)
Other operating income *	321	106	215	202.5
Gross income	6,771	6,452	319	4.9
Operating expenses	(3,274)	(3,189)	(85)	2.7
General administrative expenses	(2,915)	(2,830)	(84)	3.0
Personnel	(1,705)	(1,669)	(36)	2.2
Other general administrative expenses	(1,209)	(1,161)	(48)	4.2
Depreciation and amortisation	(360)	(359)	(1)	0.2
Net operating income	3,496	3,263	233	7.2
Net loan-loss provisions	(1,147)	(1,561)	413	(26.5)
Other income	(260)	(348)	87	(25.1)
Profit before taxes	2,088	1,354	734	54.2
Tax on profit	(544)	(318)	(225)	70.7
Profit from continuing operations	1,545	1,036	509	49.1
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	1,545	1,036	509	49.1
Minority interests	137	74	63	85.1
Attributable profit to the Group	1,408	962	446	46.4

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	278,598	267,071	11,526	4.3
Trading portfolio (w/o loans)	62,282	59,106	3,176	5.4
Available-for-sale financial assets	57,289	40,818	16,471	40.4
Due from credit institutions **	71,928	53,500	18,429	34.4
Intangible assets and property and equipment	5,343	5,500	(157)	(2.9)
Other assets	21,310	27,596	(6,286)	(22.8)
Total assets/liabilities & shareholders’ equity	496,749	453,591	43,158	9.5
Customer deposits **	262,561	254,985	7,576	3.0
Marketable debt securities **	21,525	18,761	2,764	14.7
Subordinated debt **	171	409	(238)	(58.2)
Insurance liabilities	647	1,602	(955)	(59.6)
Due to credit institutions **	104,730	70,234	34,496	49.1
Other liabilities	80,345	81,920	(1,576)	(1.9)
Stockholders’ equity ***	26,770	25,679	1,091	4.2
Other managed and marketed customer funds	69,622	62,125	7,498	12.1
Mutual funds	50,837	43,840	6,997	16.0
Pension funds	11,503	11,258	245	2.2
Managed portfolios	7,283	7,027	256	3.6
Managed and marketed customer funds	353,880	336,280	17,600	5.2

(**).-   Including all on-balance sheet balances for this item

(***).-	Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	10.76	7.58	3.18 p.
Efficiency ratio (with amortisations)	48.4	49.4	(1.1 p.	)
NPL ratio	8.19	9.04	(0.85 p.	)
NPL coverage	58.9	58.3	0.6 p.
Number of employees	56,555	56,297	258		0.5
Number of branches	5,444	5,638	(194)		(3.4)

Continental Europe

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	2,093	2,188	2,175	2,272	2,285	2,287
Net fees	880	889	838	850	842	867
Gains (losses) on financial transactions	233	63	118	39	166	4
Other operating income *	(10)	116	8	70	87	234
Gross income	3,196	3,256	3,139	3,231	3,379	3,392
Operating expenses	(1,607)	(1,582)	(1,557)	(1,591)	(1,627)	(1,647)
General administrative expenses	(1,417)	(1,413)	(1,387)	(1,414)	(1,454)	(1,461)
Personnel	(841)	(829)	(818)	(829)	(840)	(865)
Other general administrative expenses	(577)	(584)	(569)	(585)	(614)	(596)
Depreciation and amortisation	(189)	(170)	(170)	(177)	(174)	(186)
Net operating income	1,589	1,673	1,582	1,640	1,751	1,745
Net loan-loss provisions	(791)	(770)	(737)	(582)	(638)	(509)
Other income	(152)	(196)	(151)	(77)	(120)	(140)
Profit before taxes	647	707	694	981	993	1,095
Tax on profit	(148)	(171)	(170)	(268)	(259)	(285)
Profit from continuing operations	500	536	524	713	734	810
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0
Consolidated profit	499	536	518	693	734	810
Minority interests	37	37	45	49	70	67
Attributable profit to the Group	463	499	472	644	664	744

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	265,216	267,071	264,280	266,827	277,834	278,598
Trading portfolio (w/o loans)	55,733	59,106	63,548	65,859	76,180	62,282
Available-for-sale financial assets	39,969	40,818	47,764	52,858	56,290	57,289
Due from credit institutions **	55,163	53,500	60,295	65,754	83,481	71,928
Intangible assets and property and equipment	5,801	5,500	5,946	5,838	5,367	5,343
Other assets	30,987	27,596	23,748	22,523	21,346	21,310
Total assets/liabilities & shareholders’ equity	452,869	453,591	465,581	479,659	520,498	496,749
Customer deposits **	258,043	254,985	259,166	255,719	266,841	262,561
Marketable debt securities **	15,783	18,761	19,909	19,435	22,440	21,525
Subordinated debt **	407	409	403	409	441	171
Insurance liabilities	1,548	1,602	1,671	713	669	647
Due to credit institutions **	66,716	70,234	75,260	76,889	102,240	104,730
Other liabilities	84,718	81,920	83,204	100,626	101,520	80,345
Stockholders’ equity ***	25,653	25,679	25,967	25,867	26,347	26,770
Other managed and marketed customer funds	58,443	62,125	64,129	65,275	70,750	69,622
Mutual funds	40,804	43,840	45,649	46,888	51,419	50,837
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503
Managed portfolios	6,574	7,027	7,139	6,906	7,372	7,283
Managed and marketed customer funds	332,675	336,280	343,607	340,839	360,472	353,880

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	9.12	9.04	8.96	8.93	8.57	8.19
NPL coverage	58.0	58.3	58.1	57.2	58.6	58.9
Cost of credit	1.21	1.14	1.08	1.02	0.96	0.86

Continental Europe

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	4,571	4,287	284	6.6
Net fees	1,709	1,773	(64)	(3.6)
Gains (losses) on financial transactions	169	296	(127)	(42.8)
Other operating income *	321	107	215	201.4
Gross income	6,771	6,462	309	4.8
Operating expenses	(3,274)	(3,195)	(80)	2.5
General administrative expenses	(2,915)	(2,835)	(79)	2.8
Personnel	(1,705)	(1,673)	(32)	1.9
Other general administrative expenses	(1,209)	(1,162)	(47)	4.1
Depreciation and amortisation	(360)	(359)	(0)	0.1
Net operating income	3,496	3,267	229	7.0
Net loan-loss provisions	(1,147)	(1,560)	413	(26.4)
Other income	(260)	(348)	87	(25.1)
Profit before taxes	2,088	1,360	729	53.6
Tax on profit	(544)	(319)	(224)	70.3
Profit from continuing operations	1,545	1,041	504	48.4
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	1,545	1,040	504	48.5
Minority interests	137	74	62	83.7
Attributable profit to the Group	1,408	966	442	45.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	278,598	266,924	11,674	4.4
Trading portfolio (w/o loans)	62,282	59,107	3,174	5.4
Available-for-sale financial assets	57,289	40,838	16,451	40.3
Due from credit institutions **	71,928	54,014	17,915	33.2
Intangible assets and property and equipment	5,343	5,523	(180)	(3.3)
Other assets	21,310	27,568	(6,259)	(22.7)
Total assets/liabilities & shareholders’ equity	496,749	453,974	42,775	9.4
Customer deposits **	262,561	254,785	7,776	3.1
Marketable debt securities **	21,525	18,641	2,884	15.5
Subordinated debt **	171	406	(236)	(58.0)
Insurance liabilities	647	1,602	(955)	(59.6)
Due to credit institutions **	104,730	70,958	33,772	47.6
Other liabilities	80,345	81,906	(1,562)	(1.9)
Stockholders’ equity ***	26,770	25,675	1,095	4.3
Other managed and marketed customer funds	69,622	62,095	7,528	12.1
Mutual funds	50,837	43,811	7,026	16.0
Pension funds	11,503	11,258	245	2.2
Managed portfolios	7,283	7,026	257	3.7
Managed and marketed customer funds	353,880	335,927	17,952	5.3

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Continental Europe

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	2,097	2,190	2,173	2,280	2,289	2,282
Net fees	882	891	840	853	843	866
Gains (losses) on financial transactions	232	64	118	39	166	3
Other operating income *	(10)	116	8	70	87	234
Gross income	3,201	3,261	3,139	3,243	3,386	3,385
Operating expenses	(1,610)	(1,585)	(1,559)	(1,595)	(1,630)	(1,644)
General administrative expenses	(1,420)	(1,415)	(1,390)	(1,418)	(1,457)	(1,458)
Personnel	(843)	(830)	(820)	(832)	(842)	(864)
Other general administrative expenses	(578)	(584)	(570)	(586)	(615)	(594)
Depreciation and amortisation	(189)	(170)	(170)	(177)	(174)	(186)
Net operating income	1,591	1,676	1,580	1,648	1,755	1,741
Net loan-loss provisions	(791)	(769)	(736)	(583)	(639)	(508)
Other income	(152)	(196)	(151)	(77)	(120)	(140)
Profit before taxes	649	711	693	988	996	1,092
Tax on profit	(148)	(171)	(169)	(270)	(260)	(284)
Profit from continuing operations	501	539	524	718	737	808
Net profit from discontinued operations	(0)	(0)	(7)	(20)	0	0
Consolidated profit	501	539	517	698	737	808
Minority interests	37	38	46	50	71	66
Attributable profit to the Group	464	502	471	648	666	742
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	265,215	266,924	263,862	267,714	277,098	278,598
Trading portfolio (w/o loans)	55,858	59,107	63,596	65,888	76,146	62,282
Available-for-sale financial assets	40,020	40,838	47,766	53,030	56,105	57,289
Due from credit institutions **	55,473	54,014	60,495	65,982	83,383	71,928
Intangible assets and property and equipment	5,797	5,523	6,022	5,900	5,330	5,343
Other assets	30,964	27,568	23,734	22,588	21,286	21,310
Total assets/liabilities & shareholders’ equity	453,327	453,974	465,475	481,101	519,349	496,749
Customer deposits **	257,913	254,785	258,998	256,258	266,262	262,561
Marketable debt securities **	15,641	18,641	19,662	19,534	22,391	21,525
Subordinated debt **	405	406	402	416	432	171
Insurance liabilities	1,548	1,602	1,671	714	669	647
Due to credit institutions **	67,327	70,958	75,583	77,483	101,923	104,730
Other liabilities	84,825	81,906	83,231	100,714	101,416	80,345
Stockholders’ equity ***	25,667	25,675	25,929	25,982	26,256	26,770
Other managed and marketed customer funds	58,426	62,095	64,117	65,344	70,650	69,622
Mutual funds	40,788	43,811	45,638	46,955	51,323	50,837
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503
Managed portfolios	6,574	7,026	7,138	6,908	7,368	7,283
Managed and marketed customer funds	332,386	335,927	343,178	341,553	359,735	353,880

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Spain

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	2,295	2,339	(44)	(1.9)
Net fees	873	925	(52)	(5.7)
Gains (losses) on financial transactions	91	234	(144)	(61.3)
Other operating income *	258	76	182	240.4
Gross income	3,516	3,574	(59)	(1.6)
Operating expenses	(1,704)	(1,767)	63	(3.6)
General administrative expenses	(1,520)	(1,588)	68	(4.3)
Personnel	(917)	(986)	69	(7.0)
Other general administrative expenses	(603)	(602)	(1)	0.2
Depreciation and amortisation	(184)	(179)	(5)	2.6
Net operating income	1,812	1,807	5	0.3
Net loan-loss provisions	(629)	(995)	367	(36.8)
Other income	(85)	(84)	(1)	1.0
Profit before taxes	1,099	728	371	50.9
Tax on profit	(317)	(214)	(103)	48.3
Profit from continuing operations	781	514	267	51.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	781	514	267	51.9
Minority interests	11	2	9	576.5
Attributable profit to the Group	771	513	258	50.3
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	158,383	159,264	(881)	(0.6)
Trading portfolio (w/o loans)	58,976	56,119	2,857	5.1
Available-for-sale financial assets	42,857	28,230	14,627	51.8
Due from credit institutions **	53,097	35,178	17,919	50.9
Intangible assets and property and equipment	2,904	3,600	(696)	(19.3)
Other assets	4,895	9,936	(5,042)	(50.7)
Total assets/liabilities & shareholders’ equity	321,112	292,328	28,784	9.8
Customer deposits **	184,294	181,065	3,228	1.8
Marketable debt securities **	524	1,327	(803)	(60.5)
Subordinated debt **	1	8	(7)	(87.9)
Insurance liabilities	551	526	25	4.8
Due to credit institutions **	58,407	31,736	26,671	84.0
Other liabilities	65,304	66,269	(965)	(1.5)
Stockholders’ equity ***	12,030	11,396	634	5.6
Other managed and marketed customer funds	62,224	55,383	6,841	12.4
Mutual funds	45,471	38,827	6,643	17.1
Pension funds	10,587	10,388	199	1.9
Managed portfolios	6,167	6,167	(1)	(0.0)
Managed and marketed customer funds	247,042	237,783	9,260	3.9
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	13.44	9.10	4.34 p.
Efficiency ratio (with amortisations)	48.5	49.4	(1.0 p. )
NPL ratio	6.91	7.59	(0.68 p. )
NPL coverage	46.8	44.9	1.9 p.
Number of employees	24,322	25,465	(1,143)	(4.5)
Number of branches	3,490	3,609	(119)	(3.3)

Spain

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,146	1,193	1,210	1,219	1,163	1,132
Net fees	456	469	425	446	427	445
Gains (losses) on financial transactions	205	29	95	(46)	108	(18)
Other operating income *	(15)	91	3	70	66	192
Gross income	1,792	1,782	1,733	1,690	1,764	1,751
Operating expenses	(894)	(873)	(855)	(860)	(852)	(852)
General administrative expenses	(801)	(787)	(769)	(773)	(764)	(756)
Personnel	(499)	(488)	(475)	(468)	(458)	(459)
Other general administrative expenses	(302)	(300)	(294)	(305)	(306)	(297)
Depreciation and amortisation	(93)	(86)	(86)	(86)	(88)	(96)
Net operating income	898	909	878	830	913	899
Net loan-loss provisions	(507)	(488)	(429)	(320)	(367)	(261)
Other income	(33)	(51)	(9)	(81)	(32)	(52)
Profit before taxes	358	370	440	429	513	586
Tax on profit	(104)	(110)	(130)	(126)	(150)	(167)
Profit from continuing operations	253	261	310	303	362	419
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	253	261	310	303	362	419
Minority interests	2	(0)	1	4	5	6
Attributable profit to the Group	251	261	309	299	357	413
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	157,458	159,264	156,390	157,047	157,709	158,383
Trading portfolio (w/o loans)	51,605	56,119	60,300	62,470	72,674	58,976
Available-for-sale financial assets	26,932	28,230	32,549	38,353	41,926	42,857
Due from credit institutions **	37,314	35,178	42,614	48,881	65,380	53,097
Intangible assets and property and equipment	3,856	3,600	3,542	3,423	2,866	2,904
Other assets	13,969	9,936	5,749	5,166	4,489	4,895
Total assets/liabilities & shareholders’ equity	291,134	292,328	301,144	315,340	345,043	321,112
Customer deposits **	183,196	181,065	182,273	178,446	189,734	184,294
Marketable debt securities **	2,196	1,327	1,077	704	553	524
Subordinated debt **	8	8	1	6	0	1
Insurance liabilities	551	526	504	539	566	551
Due to credit institutions **	25,847	31,736	38,449	38,519	57,378	58,407
Other liabilities	68,010	66,269	67,580	85,362	85,621	65,304
Stockholders’ equity ***	11,327	11,396	11,260	11,764	11,191	12,030
Other managed and marketed customer funds	51,969	55,383	57,278	58,554	63,173	62,224
Mutual funds	36,018	38,827	40,555	42,041	45,936	45,471
Pension funds	10,197	10,388	10,486	10,564	10,992	10,587
Managed portfolios	5,754	6,167	6,238	5,949	6,244	6,167
Managed and marketed customer funds	237,369	237,783	240,629	237,710	253,459	247,042
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	7.61	7.59	7.57	7.38	7.25	6.91
NPL coverage	44.6	44.9	45.5	45.5	46.6	46.8
Cost of credit	1.37	1.31	1.21	1.06	0.97	0.84

Santander Consumer Finance

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	1,545	1,192	353	29.6
Net fees	433	430	3	0.6
Gains (losses) on financial transactions	(8)	1	(9)	—
Other operating income *	19	3	16	536.1
Gross income	1,988	1,626	362	22.2
Operating expenses	(855)	(722)	(133)	18.4
General administrative expenses	(740)	(612)	(128)	20.9
Personnel	(417)	(327)	(90)	27.6
Other general administrative expenses	(323)	(285)	(38)	13.2
Depreciation and amortisation	(115)	(110)	(5)	4.4
Net operating income	1,133	904	229	25.3
Net loan-loss provisions	(299)	(252)	(46)	18.3
Other income	(58)	(31)	(27)	88.6
Profit before taxes	777	621	156	25.1
Tax on profit	(209)	(151)	(58)	38.4
Profit from continuing operations	568	470	98	20.8
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	568	470	98	20.8
Minority interests	63	14	49	358.0
Attributable profit to the Group	505	456	49	10.8
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	69,546	58,058	11,488	19.8
Trading portfolio (w/o loans)	59	270	(210)	(78.0)
Available-for-sale financial assets	1,841	591	1,250	211.6
Due from credit institutions **	6,136	6,528	(392)	(6.0)
Intangible assets and property and equipment	767	795	(28)	(3.6)
Other assets	4,001	3,073	928	30.2
Total assets/liabilities & shareholders’ equity	82,350	69,315	13,036	18.8
Customer deposits **	31,810	30,736	1,074	3.5
Marketable debt securities **	18,043	13,503	4,540	33.6
Subordinated debt **	70	65	5	7.5
Insurance liabilities	—	—	—	—
Due to credit institutions **	19,708	13,772	5,936	43.1
Other liabilities	4,051	2,996	1,055	35.2
Stockholders’ equity ***	8,668	8,242	426	5.2
Other managed and marketed customer funds	7	7	0	5.0
Mutual funds	2	2	(0)	(5.3)
Pension funds	5	5	0	9.0
Managed portfolios	—	—	—	—
Managed and marketed customer funds	49,930	44,310	5,619	12.7
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	11.96	11.35	0.60 p.
Efficiency ratio (with amortisations)	43.0	44.4	(1.4 p. )
NPL ratio	4.25	4.07	0.18 p.
NPL coverage	104.9	105.2	(0.3 p. )
Number of employees	14,143	12,272	1,871	15.2
Number of branches	592	576	16	2.8

Santander Consumer Finance

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	580	612	615	652	750	795
Net fees	220	211	207	198	219	214
Gains (losses) on financial transactions	0	1	(2)	3	0	(8)
Other operating income *	(1)	4	1	8	10	9
Gross income	800	827	821	862	978	1,010
Operating expenses	(366)	(357)	(354)	(376)	(417)	(438)
General administrative expenses	(305)	(307)	(305)	(319)	(362)	(377)
Personnel	(164)	(163)	(164)	(173)	(198)	(219)
Other general administrative expenses	(141)	(144)	(141)	(146)	(165)	(158)
Depreciation and amortisation	(60)	(50)	(49)	(57)	(54)	(61)
Net operating income	434	470	467	486	561	572
Net loan-loss provisions	(130)	(123)	(149)	(143)	(168)	(131)
Other income	(14)	(17)	(71)	65	(22)	(36)
Profit before taxes	291	330	247	408	372	405
Tax on profit	(66)	(85)	(57)	(112)	(98)	(111)
Profit from continuing operations	225	245	190	296	274	294
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0
Consolidated profit	225	245	184	277	274	294
Minority interests	6	7	14	11	31	31
Attributable profit to the Group	219	237	170	265	242	263
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	57,433	58,058	58,596	60,448	68,690	69,546
Trading portfolio (w/o loans)	878	270	41	87	31	59
Available-for-sale financial assets	478	591	603	988	1,122	1,841
Due from credit institutions **	7,245	6,528	5,544	5,476	5,551	6,136
Intangible assets and property and equipment	913	795	783	786	779	767
Other assets	3,165	3,073	3,355	3,734	4,220	4,001
Total assets/liabilities & shareholders’ equity	70,112	69,315	68,921	71,520	80,392	82,350
Customer deposits **	30,611	30,736	30,571	30,847	30,989	31,810
Marketable debt securities **	11,217	13,503	14,803	15,646	18,915	18,043
Subordinated debt **	64	65	65	66	69	70
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	16,598	13,772	12,124	13,333	17,442	19,708
Other liabilities	3,577	2,996	2,873	3,343	4,273	4,051
Stockholders’ equity ***	8,045	8,242	8,485	8,284	8,704	8,668
Other managed and marketed customer funds	7	7	7	7	7	7
Mutual funds	2	2	2	2	2	2
Pension funds	5	5	5	5	5	5
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	41,899	44,310	45,446	46,566	49,980	49,930
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	4.14	4.07	3.97	4.82	4.52	4.25
NPL coverage	105.1	105.2	106.4	100.1	103.6	104.9
Cost of credit	0.89	0.87	0.85	0.90	0.94	0.91

Poland
EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	383	425	(42)	(9.9)
Net fees	210	220	(11)	(4.8)
Gains (losses) on financial transactions	72	18	54	298.0
Other operating income *	11	24	(13)	(53.2)
Gross income	676	687	(11)	(1.6)
Operating expenses	(301)	(294)	(7)	2.3
General administrative expenses	(277)	(270)	(7)	2.5
Personnel	(162)	(153)	(9)	5.9
Other general administrative expenses	(115)	(117)	2	(1.9)
Depreciation and amortisation	(24)	(24)	0	(0.7)
Net operating income	375	393	(18)	(4.5)
Net loan-loss provisions	(85)	(85)	0	(0.2)
Other income	(3)	(19)	16	(83.8)
Profit before taxes	287	289	(2)	(0.7)
Tax on profit	(51)	(54)	3	(5.4)
Profit from continuing operations	236	235	1	0.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	236	235	1	0.4
Minority interests	64	63	1	1.3
Attributable profit to the Group	173	173	0	0.1
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	18,329	17,064	1,266	7.4
Trading portfolio (w/o loans)	1,132	799	334	41.8
Available-for-sale financial assets	5,647	4,214	1,433	34.0
Due from credit institutions **	1,245	607	638	105.1
Intangible assets and property and equipment	235	214	21	9.7
Other assets	1,660	2,570	(910)	(35.4)
Total assets/liabilities & shareholders’ equity	28,248	25,467	2,781	10.9
Customer deposits **	20,181	18,325	1,856	10.1
Marketable debt securities **	350	120	230	190.7
Subordinated debt **	100	336	(236)	(70.2)
Insurance liabilities	—	79	(79)	(100.0)
Due to credit institutions **	1,657	1,562	95	6.1
Other liabilities	3,591	2,872	718	25.0
Stockholders’ equity ***	2,370	2,172	197	9.1
Other managed and marketed customer funds	3,928	3,647	281	7.7
Mutual funds	3,766	3,556	210	5.9
Pension funds	—	—	—	—
Managed portfolios	162	91	71	78.6
Managed and marketed customer funds	24,559	22,429	2,131	9.5
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	14.55	16.03	(1.48 p. )
Efficiency ratio (with amortisations)	44.5	42.8	1.7 p.
NPL ratio	7.07	7.42	(0.35 p. )
NPL coverage	63.5	65.3	(1.8 p. )
Number of employees	11,763	12,058	(295)	(2.4)
Number of branches	770	817	(47)	(5.8)

Poland

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	208	217	215	194	191	192
Net fees	109	111	107	107	100	110
Gains (losses) on financial transactions	11	7	13	48	54	19
Other operating income *	6	18	0	4	(4)	16
Gross income	334	353	335	353	340	336
Operating expenses	(147)	(148)	(143)	(143)	(149)	(152)
General administrative expenses	(135)	(136)	(131)	(131)	(137)	(140)
Personnel	(77)	(76)	(77)	(79)	(81)	(81)
Other general administrative expenses	(58)	(59)	(55)	(52)	(56)	(59)
Depreciation and amortisation	(12)	(12)	(12)	(13)	(12)	(12)
Net operating income	188	205	192	210	191	184
Net loan-loss provisions	(43)	(42)	(44)	(57)	(39)	(46)
Other income	(3)	(16)	8	22	(1)	(2)
Profit before taxes	142	147	156	175	151	136
Tax on profit	(27)	(28)	(33)	(48)	(28)	(23)
Profit from continuing operations	115	120	122	127	123	113
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	115	120	122	127	123	113
Minority interests	31	32	31	33	33	30
Attributable profit to the Group	85	88	91	94	90	83
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	16,728	17,064	17,217	16,976	18,303	18,329
Trading portfolio (w/o loans)	809	799	795	1,166	1,258	1,132
Available-for-sale financial assets	5,127	4,214	5,920	5,816	5,355	5,647
Due from credit institutions **	1,256	607	952	1,061	1,223	1,245
Intangible assets and property and equipment	223	214	224	236	241	235
Other assets	2,286	2,570	2,257	2,540	2,168	1,660
Total assets/liabilities & shareholders’ equity	26,428	25,467	27,364	27,794	28,548	28,248
Customer deposits **	18,803	18,325	20,224	20,144	20,481	20,181
Marketable debt securities **	121	120	236	230	240	350
Subordinated debt **	335	336	337	337	372	100
Insurance liabilities	81	79	79	77	—	—
Due to credit institutions **	2,217	1,562	1,072	1,261	1,267	1,657
Other liabilities	2,674	2,872	3,101	3,467	3,786	3,591
Stockholders’ equity ***	2,198	2,172	2,316	2,277	2,403	2,370
Other managed and marketed customer funds	3,555	3,647	3,782	3,515	3,960	3,928
Mutual funds	3,455	3,556	3,692	3,430	3,813	3,766
Pension funds	—	—	—	—	—	—
Managed portfolios	101	91	90	85	147	162
Managed and marketed customer funds	22,815	22,429	24,579	24,226	25,053	24,559
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	7.35	7.42	7.43	7.42	7.33	7.07
NPL coverage	64.6	65.3	65.8	60.3	61.6	63.5
Cost of credit	0.98	0.92	0.95	1.04	1.00	1.00

Poland

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	383	429	(46)	(10.7)
Net fees	210	222	(13)	(5.6)
Gains (losses) on financial transactions	72	18	54	294.5
Other operating income *	11	24	(13)	(53.6)
Gross income	676	693	(17)	(2.5)
Operating expenses	(301)	(297)	(4)	1.4
General administrative expenses	(277)	(273)	(4)	1.6
Personnel	(162)	(155)	(8)	4.9
Other general administrative expenses	(115)	(118)	3	(2.7)
Depreciation and amortisation	(24)	(24)	0	(1.6)
Net operating income	375	396	(21)	(5.4)
Net loan-loss provisions	(85)	(86)	1	(1.0)
Other income	(3)	(19)	16	(83.9)
Profit before taxes	287	292	(5)	(1.6)
Tax on profit	(51)	(55)	3	(6.3)
Profit from continuing operations	236	237	(1)	(0.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	236	237	(1)	(0.5)
Minority interests	64	63	0	0.4
Attributable profit to the Group	173	174	(1)	(0.8)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	18,329	16,924	1,405	8.3
Trading portfolio (w/o loans)	1,132	792	340	43.0
Available-for-sale financial assets	5,647	4,180	1,468	35.1
Due from credit institutions **	1,245	602	643	106.8
Intangible assets and property and equipment	235	212	22	10.6
Other assets	1,660	2,549	(889)	(34.9)
Total assets/liabilities & shareholders’ equity	28,248	25,258	2,990	11.8
Customer deposits **	20,181	18,175	2,006	11.0
Marketable debt securities **	350	119	231	193.1
Subordinated debt **	100	334	(233)	(70.0)
Insurance liabilities	—	78	(78)	(100.0)
Due to credit institutions **	1,657	1,549	108	7.0
Other liabilities	3,591	2,849	742	26.0
Stockholders’ equity ***	2,370	2,155	215	10.0
Other managed and marketed customer funds	3,928	3,617	311	8.6
Mutual funds	3,766	3,527	239	6.8
Pension funds	—	—	—	—
Managed portfolios	162	90	72	80.1
Managed and marketed customer funds	24,559	22,245	2,314	10.4

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Poland

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	210	219	216	198	193	189
Net fees	111	112	108	109	101	108
Gains (losses) on financial transactions	11	7	13	48	54	18
Other operating income *	6	18	0	4	(5)	16
Gross income	338	355	338	359	345	331
Operating expenses	(148)	(149)	(145)	(146)	(151)	(150)
General administrative expenses	(136)	(137)	(132)	(133)	(139)	(138)
Personnel	(78)	(77)	(77)	(81)	(82)	(80)
Other general administrative expenses	(58)	(60)	(55)	(53)	(57)	(58)
Depreciation and amortisation	(12)	(12)	(12)	(13)	(12)	(12)
Net operating income	190	207	194	213	194	182
Net loan-loss provisions	(43)	(42)	(44)	(58)	(40)	(45)
Other income	(3)	(16)	8	22	(1)	(2)
Profit before taxes	144	148	157	178	153	134
Tax on profit	(27)	(28)	(34)	(48)	(28)	(23)
Profit from continuing operations	117	121	124	129	125	111
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	117	121	124	129	125	111
Minority interests	31	32	31	34	34	30
Attributable profit to the Group	86	88	92	95	91	82
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	16,651	16,924	17,161	17,308	17,842	18,329
Trading portfolio (w/o loans)	805	792	792	1,189	1,227	1,132
Available-for-sale financial assets	5,103	4,180	5,901	5,930	5,220	5,647
Due from credit institutions **	1,250	602	949	1,081	1,192	1,245
Intangible assets and property and equipment	222	212	224	240	235	235
Other assets	2,276	2,549	2,250	2,590	2,114	1,660
Total assets/liabilities & shareholders’ equity	26,307	25,258	27,276	28,338	27,828	28,248
Customer deposits **	18,717	18,175	20,159	20,539	19,964	20,181
Marketable debt securities **	121	119	235	235	234	350
Subordinated debt **	333	334	336	344	363	100
Insurance liabilities	80	78	79	79	—	—
Due to credit institutions **	2,207	1,549	1,068	1,286	1,235	1,657
Other liabilities	2,661	2,849	3,091	3,535	3,690	3,591
Stockholders’ equity ***	2,188	2,155	2,308	2,322	2,342	2,370
Other managed and marketed customer funds	3,539	3,617	3,770	3,583	3,860	3,928
Mutual funds	3,439	3,527	3,680	3,497	3,717	3,766
Pension funds	—	—	—	—	—	—
Managed portfolios	100	90	90	87	143	162
Managed and marketed customer funds	22,710	22,245	24,500	24,700	24,421	24,559

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Poland

PLN million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	1,585	1,774	(190)	(10.7)
Net fees	868	920	(52)	(5.6)
Gains (losses) on financial transactions	299	76	224	294.5
Other operating income *	46	100	(53)	(53.6)
Gross income	2,798	2,869	(71)	(2.5)
Operating expenses	(1,245)	(1,229)	(17)	1.4
General administrative expenses	(1,147)	(1,129)	(18)	1.6
Personnel	(672)	(640)	(32)	4.9
Other general administrative expenses	(475)	(489)	13	(2.7)
Depreciation and amortisation	(98)	(100)	2	(1.6)
Net operating income	1,553	1,641	(88)	(5.4)
Net loan-loss provisions	(350)	(354)	4	(1.0)
Other income	(13)	(78)	66	(83.9)
Profit before taxes	1,190	1,209	(19)	(1.6)
Tax on profit	(212)	(226)	14	(6.3)
Profit from continuing operations	978	982	(5)	(0.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	978	982	(5)	(0.5)
Minority interests	263	262	1	0.4
Attributable profit to the Group	715	720	(6)	(0.8)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	76,820	70,930	5,889	8.3
Trading portfolio (w/o loans)	4,746	3,319	1,427	43.0
Available-for-sale financial assets	23,668	17,517	6,151	35.1
Due from credit institutions **	5,217	2,523	2,695	106.8
Intangible assets and property and equipment	983	889	94	10.6
Other assets	6,956	10,682	(3,726)	(34.9)
Total assets/liabilities & shareholders’ equity	118,390	105,860	12,530	11.8
Customer deposits **	84,580	76,173	8,407	11.0
Marketable debt securities **	1,467	501	967	193.1
Subordinated debt **	420	1,398	(978)	(70.0)
Insurance liabilities	—	328	(328)	(100.0)
Due to credit institutions **	6,944	6,492	452	7.0
Other liabilities	15,048	11,940	3,109	26.0
Stockholders’ equity ***	9,931	9,030	901	10.0
Other managed and marketed customer funds	16,464	15,160	1,304	8.6
Mutual funds	15,784	14,782	1,001	6.8
Pension funds	—	—	—	—
Managed portfolios	680	378	302	80.1
Managed and marketed customer funds	102,931	93,232	9,700	10.4

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Poland

PLN million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	868	906	896	820	800	784
Net fees	458	462	448	451	420	448
Gains (losses) on financial transactions	47	28	55	201	226	74
Other operating income *	25	75	1	15	(19)	65
Gross income	1,399	1,471	1,400	1,487	1,427	1,371
Operating expenses	(613)	(615)	(598)	(604)	(625)	(620)
General administrative expenses	(563)	(565)	(548)	(551)	(575)	(572)
Personnel	(322)	(319)	(320)	(333)	(339)	(332)
Other general administrative expenses	(242)	(247)	(228)	(217)	(236)	(239)
Depreciation and amortisation	(50)	(50)	(50)	(53)	(50)	(48)
Net operating income	786	855	802	883	802	751
Net loan-loss provisions	(180)	(174)	(184)	(238)	(164)	(187)
Other income	(12)	(66)	33	90	(3)	(9)
Profit before taxes	594	615	650	735	634	556
Tax on profit	(111)	(115)	(139)	(200)	(117)	(95)
Profit from continuing operations	483	500	511	535	517	460
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	483	500	511	535	517	460
Minority interests	128	134	129	140	140	123
Attributable profit to the Group	355	366	382	395	377	338
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	69,787	70,930	71,924	72,541	74,776	76,820
Trading portfolio (w/o loans)	3,375	3,319	3,319	4,982	5,141	4,746
Available-for-sale financial assets	21,388	17,517	24,731	24,851	21,876	23,668
Due from credit institutions **	5,238	2,523	3,976	4,532	4,997	5,217
Intangible assets and property and equipment	931	889	938	1,008	984	983
Other assets	9,538	10,682	9,429	10,856	8,859	6,956
Total assets/liabilities & shareholders’ equity	110,257	105,860	114,317	118,769	116,632	118,390
Customer deposits **	78,446	76,173	84,489	86,080	83,671	84,580
Marketable debt securities **	505	501	984	984	982	1,467
Subordinated debt **	1,397	1,398	1,409	1,440	1,519	420
Insurance liabilities	337	328	330	331	—	—
Due to credit institutions **	9,248	6,492	4,477	5,390	5,176	6,944
Other liabilities	11,154	11,940	12,953	14,816	15,466	15,048
Stockholders’ equity ***	9,169	9,030	9,674	9,730	9,817	9,931
Other managed and marketed customer funds	14,833	15,160	15,799	15,018	16,179	16,464
Mutual funds	14,413	14,782	15,423	14,655	15,578	15,784
Pension funds	—	—	—	—	—	—
Managed portfolios	420	378	376	363	601	680
Managed and marketed customer funds	95,181	93,232	102,681	103,522	102,352	102,931

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Portugal

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	283	267	16	6.0
Net fees	136	139	(3)	(2.4)
Gains (losses) on financial transactions	25	40	(15)	(36.8)
Other operating income *	28	20	8	42.0
Gross income	472	465	6	1.4
Operating expenses	(241)	(243)	2	(0.9)
General administrative expenses	(211)	(207)	(5)	2.2
Personnel	(147)	(146)	(1)	0.4
Other general administrative expenses	(64)	(60)	(4)	6.5
Depreciation and amortisation	(30)	(37)	7	(18.2)
Net operating income	231	222	8	3.8
Net loan-loss provisions	(43)	(75)	32	(42.4)
Other income	(45)	(59)	14	(24.5)
Profit before taxes	143	89	55	61.4
Tax on profit	(36)	(18)	(18)	96.7
Profit from continuing operations	107	70	37	52.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	107	70	37	52.2
Minority interests	(0)	(4)	4	(99.2)
Attributable profit to the Group	107	74	33	44.0
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	23,097	24,111	(1,014)	(4.2)
Trading portfolio (w/o loans)	2,076	1,880	196	10.4
Available-for-sale financial assets	5,711	7,119	(1,407)	(19.8)
Due from credit institutions **	1,934	2,491	(557)	(22.3)
Intangible assets and property and equipment	693	763	(69)	(9.1)
Other assets	5,903	6,276	(374)	(6.0)
Total assets/liabilities & shareholders’ equity	39,415	42,640	(3,225)	(7.6)
Customer deposits **	23,796	23,253	543	2.3
Marketable debt securities **	2,608	3,811	(1,202)	(31.6)
Subordinated debt **	0	0	(0)	(95.0)
Insurance liabilities	24	80	(56)	(69.7)
Due to credit institutions **	9,791	12,271	(2,480)	(20.2)
Other liabilities	971	922	49	5.4
Stockholders’ equity ***	2,224	2,302	(78)	(3.4)
Other managed and marketed customer funds	2,876	2,396	480	20.0
Mutual funds	1,555	1,311	245	18.7
Pension funds	910	864	46	5.4
Managed portfolios	411	222	189	85.3
Managed and marketed customer funds	29,281	29,460	(180)	(0.6)
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	8.84	6.61	2.23 p.
Efficiency ratio (with amortisations)	51.1	52.2	(1.1 p. )
NPL ratio	8.80	8.16	0.64 p.
NPL coverage	54.2	53.1	1.1 p.
Number of employees	5,399	5,515	(116)	(2.1)
Number of branches	576	626	(50)	(8.0)

Portugal

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	129	138	136	143	142	141
Net fees	73	66	70	71	68	67
Gains (losses) on financial transactions	18	22	13	35	15	10
Other operating income *	9	11	11	12	13	16
Gross income	228	237	230	261	238	234
Operating expenses	(122)	(121)	(122)	(126)	(121)	(120)
General administrative expenses	(103)	(104)	(104)	(109)	(106)	(105)
Personnel	(73)	(73)	(73)	(78)	(73)	(74)
Other general administrative expenses	(30)	(31)	(31)	(31)	(33)	(32)
Depreciation and amortisation	(19)	(17)	(18)	(18)	(15)	(14)
Net operating income	106	116	108	135	117	114
Net loan-loss provisions	(34)	(40)	(32)	(17)	(22)	(21)
Other income	(30)	(29)	(20)	(20)	(21)	(23)
Profit before taxes	42	47	57	97	74	70
Tax on profit	(9)	(9)	(15)	(24)	(17)	(19)
Profit from continuing operations	33	37	42	73	56	51
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	33	37	42	73	56	51
Minority interests	(2)	(2)	(0)	0	0	(0)
Attributable profit to the Group	36	39	42	73	56	51
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	24,240	24,111	23,333	23,180	23,045	23,097
Trading portfolio (w/o loans)	1,884	1,880	1,998	2,082	2,160	2,076
Available-for-sale financial assets	6,711	7,119	8,060	7,011	6,877	5,711
Due from credit institutions **	2,540	2,491	2,466	2,163	2,173	1,934
Intangible assets and property and equipment	800	763	749	729	700	693
Other assets	5,810	6,276	6,708	6,450	5,857	5,903
Total assets/liabilities & shareholders’ equity	41,986	42,640	43,313	41,616	40,813	39,415
Customer deposits **	23,586	23,253	24,131	24,016	23,529	23,796
Marketable debt securities **	2,248	3,811	3,793	2,855	2,732	2,608
Subordinated debt **	0	0	0	0	(0)	0
Insurance liabilities	80	80	80	27	30	24
Due to credit institutions **	12,915	12,271	12,070	11,538	11,042	9,791
Other liabilities	857	922	769	787	888	971
Stockholders’ equity ***	2,300	2,302	2,469	2,393	2,593	2,224
Other managed and marketed customer funds	2,227	2,396	2,347	2,501	2,870	2,876
Mutual funds	1,185	1,311	1,246	1,276	1,530	1,555
Pension funds	862	864	849	911	962	910
Managed portfolios	179	222	252	314	379	411
Managed and marketed customer funds	28,061	29,460	30,271	29,372	29,131	29,281
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	8.26	8.16	8.49	8.89	8.96	8.80
NPL coverage	50.6	53.1	53.9	51.8	52.4	54.2
Cost of credit	0.63	0.55	0.47	0.50	0.45	0.38

Spain’s run-off real estate

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	(8)	(2)	(6)	284.5
Net fees	2	4	(1)	(37.9)
Gains (losses) on financial transactions	(0)	0	(0)	—
Other operating income *	(0)	(26)	26	(99.0)
Gross income	(6)	(24)	18	(74.9)
Operating expenses	(103)	(106)	2	(2.2)
General administrative expenses	(98)	(100)	2	(2.2)
Personnel	(18)	(19)	1	(4.7)
Other general administrative expenses	(79)	(81)	1	(1.6)
Depreciation and amortisation	(6)	(6)	0	(1.8)
Net operating income	(109)	(130)	20	(15.6)
Net loan-loss provisions	(91)	(153)	62	(40.7)
Other income	(70)	(156)	86	(55.0)
Profit before taxes	(270)	(438)	168	(38.4)
Tax on profit	81	131	(50)	(38.4)
Profit from continuing operations	(189)	(307)	118	(38.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(189)	(307)	118	(38.4)
Minority interests	—	—	—	—
Attributable profit to the Group	(189)	(307)	118	(38.4)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	2,990	4,876	(1,886)	(38.7)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	167	207	(40)	(19.5)
Due from credit institutions **	—	—	—	—
Intangible assets and property and equipment	—	—	—	—
Other assets	4,053	4,735	(682)	(14.4)
Total assets/liabilities & shareholders’ equity	7,210	9,818	(2,608)	(26.6)
Customer deposits **	201	195	6	2.9
Marketable debt securities **	—	0	(0)	(100.0)
Subordinated debt **	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	0	0	(0)	(37.5)
Other liabilities	6,229	8,668	(2,438)	(28.1)
Stockholders’ equity ***	780	955	(175)	(18.4)
Other managed and marketed customer funds	44	145	(101)	(69.8)
Mutual funds	43	144	(101)	(70.0)
Pension funds	1	1	(0)	(36.0)
Managed portfolios	—	—	—	—
Managed and marketed customer funds	245	340	(96)	(28.1)

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Spain’s run-off real estate

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	3	(5)	(1)	(1)	(1)	(7)
Net fees	2	2	2	2	1	1
Gains (losses) on financial transactions	0	0	0	0	0	(0)
Other operating income *	(13)	(13)	(13)	(30)	(0)	(0)
Gross income	(8)	(16)	(11)	(28)	(0)	(6)
Operating expenses	(52)	(54)	(53)	(57)	(51)	(52)
General administrative expenses	(49)	(51)	(50)	(55)	(48)	(49)
Personnel	(10)	(9)	(9)	(10)	(9)	(9)
Other general administrative expenses	(39)	(42)	(41)	(45)	(39)	(40)
Depreciation and amortisation	(3)	(3)	(3)	(2)	(3)	(3)
Net operating income	(59)	(70)	(64)	(86)	(52)	(58)
Net loan-loss provisions	(77)	(76)	(82)	(46)	(42)	(49)
Other income	(72)	(83)	(60)	(57)	(42)	(28)
Profit before taxes	(208)	(230)	(206)	(189)	(136)	(134)
Tax on profit	62	69	62	57	41	40
Profit from continuing operations	(146)	(161)	(144)	(132)	(95)	(94)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(146)	(161)	(144)	(132)	(95)	(94)
Minority interests	—	—	—	—	—	—
Attributable profit to the Group	(146)	(161)	(144)	(132)	(95)	(94)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	5,208	4,876	4,330	3,787	3,550	2,990
Trading portfolio (w/o loans)	—	—	—	—	—	—
Available-for-sale financial assets	207	207	207	207	167	167
Due from credit institutions **	—	—	—	—	—	—
Intangible assets and property and equipment	—	—	—	—	—	—
Other assets	4,857	4,735	4,725	4,120	4,082	4,053
Total assets/liabilities & shareholders’ equity	10,273	9,818	9,262	8,114	7,799	7,210
Customer deposits **	204	195	192	119	107	201
Marketable debt securities **	1	0	—	—	—	—
Subordinated debt **	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	0	0	0	0	0	0
Other liabilities	8,932	8,668	8,333	7,499	6,772	6,229
Stockholders’ equity ***	1,136	955	738	497	920	780
Other managed and marketed customer funds	145	145	156	140	139	44
Mutual funds	144	144	155	140	138	43
Pension funds	1	1	1	1	1	1
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	350	340	347	259	246	245

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	2,441	2,024	417	20.6
Net fees	578	494	84	16.9
Gains (losses) on financial transactions	144	147	(4)	(2.7)
Other operating income *	14	19	(5)	(26.4)
Gross income	3,177	2,685	492	18.3
Operating expenses	(1,649)	(1,395)	(254)	18.2
General administrative expenses	(1,403)	(1,175)	(228)	19.4
Personnel	(935)	(767)	(168)	21.9
Other general administrative expenses	(468)	(408)	(60)	14.8
Depreciation and amortisation	(246)	(220)	(26)	11.9
Net operating income	1,527	1,290	238	18.4
Net loan-loss provisions	(94)	(207)	113	(54.7)
Other income	(106)	(109)	3	(2.7)
Profit before taxes	1,327	973	354	36.4
Tax on profit	(281)	(198)	(83)	41.9
Profit from continuing operations	1,046	775	271	35.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,046	775	271	35.0
Minority interests	17	—	17	—
Attributable profit to the Group	1,029	775	254	32.7
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	287,896	239,237	48,659	20.3
Trading portfolio (w/o loans)	41,349	31,814	9,535	30.0
Available-for-sale financial assets	12,785	9,675	3,110	32.1
Due from credit institutions **	17,654	14,391	3,263	22.7
Intangible assets and property and equipment	3,175	2,347	828	35.3
Other assets	26,772	39,704	(12,933)	(32.6)
Total assets/liabilities & shareholders’ equity	389,632	337,169	52,463	15.6
Customer deposits **	230,233	193,431	36,801	19.0
Marketable debt securities **	72,622	65,816	6,806	10.3
Subordinated debt **	5,273	5,931	(658)	(11.1)
Insurance liabilities	—	—	—	—
Due to credit institutions **	26,318	27,320	(1,002)	(3.7)
Other liabilities	39,385	30,561	8,825	28.9
Stockholders’ equity ***	15,800	14,109	1,691	12.0
Other managed and marketed customer funds	10,807	9,885	922	9.3
Mutual funds	10,645	9,740	904	9.3
Pension funds	—	—	—	—
Managed portfolios	162	145	18	12.1
Managed and marketed customer funds	318,935	275,063	43,872	15.9
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	13.22	11.64	1.58 p.
Efficiency ratio (with amortisations)	51.9	52.0	(0.0 p. )
NPL ratio	1.61	1.91	(0.30 p. )
NPL coverage	40.3	41.1	(0.8 p. )
Number of employees	26,273	25,902	371	1.4
Number of branches	901	988	(87)	(8.8)

United Kingdom

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	989	1,035	1,089	1,121	1,194	1,247
Net fees	247	247	260	273	287	291
Gains (losses) on financial transactions	78	69	58	35	60	83
Other operating income *	15	4	9	9	10	4
Gross income	1,329	1,356	1,417	1,440	1,551	1,626
Operating expenses	(693)	(701)	(730)	(765)	(815)	(835)
General administrative expenses	(579)	(596)	(636)	(647)	(697)	(707)
Personnel	(380)	(387)	(424)	(422)	(457)	(478)
Other general administrative expenses	(200)	(209)	(212)	(225)	(240)	(229)
Depreciation and amortisation	(114)	(106)	(94)	(118)	(118)	(128)
Net operating income	635	654	687	674	736	791
Net loan-loss provisions	(120)	(87)	(89)	(36)	(76)	(18)
Other income	(46)	(63)	(73)	(136)	(56)	(51)
Profit before taxes	469	504	525	503	605	723
Tax on profit	(93)	(105)	(114)	(112)	(120)	(162)
Profit from continuing operations	376	399	411	391	485	561
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	376	399	411	391	485	561
Minority interests	—	—	—	—	8	9
Attributable profit to the Group	376	399	411	391	477	551

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	233,937	239,237	248,940	251,191	279,334	287,896
Trading portfolio (w/o loans)	31,492	31,814	35,264	39,360	42,850	41,349
Available-for-sale financial assets	8,358	9,675	10,736	11,197	12,937	12,785
Due from credit institutions **	17,772	14,391	16,766	14,093	19,885	17,654
Intangible assets and property and equipment	2,510	2,347	2,502	2,700	3,094	3,175
Other assets	44,325	39,704	40,269	35,695	34,749	26,772
Total assets/liabilities & shareholders’ equity	338,393	337,169	354,478	354,235	392,848	389,632
Customer deposits **	194,923	193,431	203,721	202,328	220,684	230,233
Marketable debt securities **	66,366	65,816	70,402	69,581	78,569	72,622
Subordinated debt **	5,814	5,931	6,121	5,376	5,787	5,273
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	29,008	27,320	25,544	26,700	26,258	26,318
Other liabilities	28,783	30,561	33,665	34,887	45,703	39,385
Stockholders’ equity ***	13,498	14,109	15,025	15,362	15,847	15,800
Other managed and marketed customer funds	9,630	9,885	9,994	9,667	10,469	10,807
Mutual funds	9,490	9,740	9,849	9,524	10,313	10,645
Pension funds	—	—	—	—	—	—
Managed portfolios	140	145	145	143	156	162
Managed and marketed customer funds	276,734	275,063	290,238	286,953	315,509	318,935
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	1.88	1.91	1.80	1.79	1.75	1.61
NPL coverage	42.9	41.1	43.4	41.9	41.2	40.3
Cost of credit	0.23	0.22	0.19	0.14	0.11	0.08

United Kingdom

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	2,441	2,271	170	7.5
Net fees	578	555	23	4.2
Gains (losses) on financial transactions	144	165	(22)	(13.3)
Other operating income *	14	21	(7)	(34.4)
Gross income	3,177	3,013	164	5.4
Operating expenses	(1,649)	(1,565)	(84)	5.4
General administrative expenses	(1,403)	(1,318)	(85)	6.4
Personnel	(935)	(860)	(74)	8.6
Other general administrative expenses	(468)	(458)	(10)	2.3
Depreciation and amortisation	(246)	(247)	1	(0.3)
Net operating income	1,527	1,447	80	5.5
Net loan-loss provisions	(94)	(233)	139	(59.7)
Other income	(106)	(123)	16	(13.3)
Profit before taxes	1,327	1,092	235	21.5
Tax on profit	(281)	(223)	(59)	26.4
Profit from continuing operations	1,046	870	176	20.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,046	870	176	20.3
Minority interests	17	—	17	—
Attributable profit to the Group	1,029	870	159	18.3
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	287,896	269,537	18,359	6.8
Trading portfolio (w/o loans)	41,349	35,843	5,506	15.4
Available-for-sale financial assets	12,785	10,901	1,885	17.3
Due from credit institutions **	17,654	16,213	1,441	8.9
Intangible assets and property and equipment	3,175	2,645	531	20.1
Other assets	26,772	44,733	(17,961)	(40.2)
Total assets/liabilities & shareholders’ equity	389,632	379,872	9,760	2.6
Customer deposits **	230,233	217,930	12,303	5.6
Marketable debt securities **	72,622	74,152	(1,530)	(2.1)
Subordinated debt **	5,273	6,682	(1,409)	(21.1)
Insurance liabilities	—	—	—	—
Due to credit institutions **	26,318	30,781	(4,462)	(14.5)
Other liabilities	39,385	34,431	4,954	14.4
Stockholders’ equity ***	15,800	15,896	(96)	(0.6)
Other managed and marketed customer funds	10,807	11,137	(330)	(3.0)
Mutual funds	10,645	10,974	(329)	(3.0)
Pension funds	—	—	—	—
Managed portfolios	162	163	(1)	(0.5)
Managed and marketed customer funds	318,935	309,901	9,034	2.9

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,119	1,153	1,181	1,210	1,212	1,229
Net fees	280	275	282	295	291	287
Gains (losses) on financial transactions	88	77	63	37	61	83
Other operating income *	16	5	10	10	10	4
Gross income	1,503	1,509	1,535	1,552	1,574	1,603
Operating expenses	(784)	(781)	(791)	(826)	(827)	(822)
General administrative expenses	(655)	(663)	(689)	(698)	(707)	(696)
Personnel	(429)	(431)	(460)	(455)	(463)	(471)
Other general administrative expenses	(226)	(232)	(229)	(243)	(243)	(225)
Depreciation and amortisation	(129)	(118)	(102)	(127)	(120)	(126)
Net operating income	719	729	745	727	747	780
Net loan-loss provisions	(136)	(97)	(96)	(38)	(77)	(17)
Other income	(52)	(70)	(80)	(148)	(56)	(50)
Profit before taxes	530	562	569	541	614	714
Tax on profit	(105)	(117)	(124)	(121)	(121)	(160)
Profit from continuing operations	425	445	445	421	492	553
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	425	445	445	421	492	553
Minority interests	—	—	—	—	8	9
Attributable profit to the Group	425	445	445	421	484	544

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	272,345	269,537	272,000	275,025	285,577	287,896
Trading portfolio (w/o loans)	36,663	35,843	38,530	43,094	43,807	41,349
Available-for-sale financial assets	9,730	10,901	11,731	12,259	13,226	12,785
Due from credit institutions **	20,689	16,213	18,320	15,430	20,329	17,654
Intangible assets and property and equipment	2,922	2,645	2,734	2,956	3,163	3,175
Other assets	51,602	44,733	44,000	39,081	35,526	26,772
Total assets/liabilities & shareholders’ equity	393,951	379,872	387,315	387,846	401,628	389,632
Customer deposits **	226,927	217,930	222,593	221,526	225,616	230,233
Marketable debt securities **	77,262	74,152	76,923	76,183	80,325	72,622
Subordinated debt **	6,769	6,682	6,688	5,887	5,917	5,273
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	33,770	30,781	27,911	29,234	26,845	26,318
Other liabilities	33,509	34,431	36,784	38,197	46,725	39,385
Stockholders’ equity ***	15,714	15,896	16,417	16,819	16,201	15,800
Other managed and marketed customer funds	11,211	11,137	10,920	10,584	10,703	10,807
Mutual funds	11,048	10,974	10,761	10,427	10,543	10,645
Pension funds	—	—	—	—	—	—
Managed portfolios	164	163	159	157	159	162
Managed and marketed customer funds	322,169	309,901	317,124	314,180	322,560	318,935

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

£ million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	1,787	1,662	124	7.5
Net fees	423	406	17	4.2
Gains (losses) on financial transactions	105	121	(16)	(13.3)
Other operating income *	10	15	(5)	(34.4)
Gross income	2,325	2,205	120	5.4
Operating expenses	(1,207)	(1,145)	(62)	5.4
General administrative expenses	(1,027)	(965)	(62)	6.4
Personnel	(684)	(630)	(54)	8.6
Other general administrative expenses	(343)	(335)	(8)	2.3
Depreciation and amortisation	(180)	(181)	0	(0.3)
Net operating income	1,118	1,059	59	5.5
Net loan-loss provisions	(69)	(170)	102	(59.7)
Other income	(78)	(90)	12	(13.3)
Profit before taxes	971	799	172	21.5
Tax on profit	(206)	(163)	(43)	26.4
Profit from continuing operations	765	636	129	20.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	765	636	129	20.3
Minority interests	13	—	13	—
Attributable profit to the Group	753	636	116	18.3
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	204,809	191,749	13,061	6.8
Trading portfolio (w/o loans)	29,416	25,499	3,917	15.4
Available-for-sale financial assets	9,096	7,755	1,341	17.3
Due from credit institutions **	12,559	11,534	1,025	8.9
Intangible assets and property and equipment	2,259	1,881	377	20.1
Other assets	19,045	31,823	(12,778)	(40.2)
Total assets/liabilities & shareholders’ equity	277,184	270,241	6,943	2.6
Customer deposits **	163,788	155,035	8,752	5.6
Marketable debt securities **	51,663	52,751	(1,088)	(2.1)
Subordinated debt **	3,751	4,754	(1,002)	(21.1)
Insurance liabilities	—	—	—	—
Due to credit institutions **	18,723	21,897	(3,174)	(14.5)
Other liabilities	28,019	24,495	3,524	14.4
Stockholders’ equity ***	11,240	11,309	(69)	(0.6)
Other managed and marketed customer funds	7,688	7,923	(235)	(3.0)
Mutual funds	7,573	7,807	(234)	(3.0)
Pension funds	—	—	—	—
Managed portfolios	116	116	(1)	(0.5)
Managed and marketed customer funds	226,890	220,463	6,427	2.9

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

£ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	819	844	864	885	887	900
Net fees	205	201	206	216	213	210
Gains (losses) on financial transactions	65	56	46	27	45	60
Other operating income *	12	3	7	7	7	3
Gross income	1,100	1,105	1,124	1,136	1,152	1,173
Operating expenses	(574)	(571)	(579)	(604)	(605)	(602)
General administrative expenses	(479)	(485)	(505)	(511)	(517)	(509)
Personnel	(314)	(315)	(337)	(333)	(339)	(345)
Other general administrative expenses	(165)	(170)	(168)	(178)	(178)	(165)
Depreciation and amortisation	(95)	(86)	(74)	(93)	(88)	(92)
Net operating income	526	533	545	532	547	571
Net loan-loss provisions	(99)	(71)	(70)	(27)	(56)	(12)
Other income	(38)	(51)	(58)	(108)	(41)	(36)
Profit before taxes	388	411	417	396	449	522
Tax on profit	(77)	(86)	(91)	(88)	(89)	(117)
Profit from continuing operations	311	325	326	308	360	405
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	311	325	326	308	360	405
Minority interests	—	—	—	—	6	7
Attributable profit to the Group	311	325	326	308	355	398
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	193,746	191,749	193,501	195,653	203,159	204,809
Trading portfolio (w/o loans)	26,082	25,499	27,411	30,657	31,165	29,416
Available-for-sale financial assets	6,922	7,755	8,345	8,721	9,409	9,096
Due from credit institutions **	14,718	11,534	13,033	10,977	14,462	12,559
Intangible assets and property and equipment	2,078	1,881	1,945	2,103	2,250	2,259
Other assets	36,710	31,823	31,301	27,803	25,273	19,045
Total assets/liabilities & shareholders’ equity	280,257	270,241	275,536	275,913	285,718	277,184
Customer deposits **	161,436	155,035	158,352	157,593	160,503	163,788
Marketable debt securities **	54,964	52,751	54,723	54,197	57,143	51,663
Subordinated debt **	4,815	4,754	4,758	4,188	4,209	3,751
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	24,024	21,897	19,856	20,797	19,098	18,723
Other liabilities	23,838	24,495	26,168	27,173	33,240	28,019
Stockholders’ equity ***	11,179	11,309	11,679	11,965	11,525	11,240
Other managed and marketed customer funds	7,976	7,923	7,769	7,529	7,614	7,688
Mutual funds	7,859	7,807	7,656	7,418	7,501	7,573
Pension funds	—	—	—	—	—	—
Managed portfolios	116	116	113	112	113	116
Managed and marketed customer funds	229,191	220,463	225,602	223,508	229,470	226,890

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Latin America

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	7,310	6,842	468	6.8
Net fees	2,399	2,148	251	11.7
Gains (losses) on financial transactions	359	241	119	49.3
Other operating income *	25	39	(14)	(35.3)
Gross income	10,094	9,270	824	8.9
Operating expenses	(4,177)	(3,831)	(346)	9.0
General administrative expenses	(3,763)	(3,446)	(316)	9.2
Personnel	(2,141)	(1,924)	(217)	11.3
Other general administrative expenses	(1,622)	(1,522)	(99)	6.5
Depreciation and amortisation	(414)	(384)	(30)	7.8
Net operating income	5,917	5,440	477	8.8
Net loan-loss provisions	(2,436)	(2,520)	84	(3.3)
Other income	(476)	(340)	(136)	40.1
Ordinary profit before taxes	3,005	2,580	425	16.5
Tax on profit	(831)	(654)	(177)	27.0
Ordinary profit from continuing operations	2,174	1,926	248	12.9
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	2,174	1,926	248	12.9
Minority interests	320	414	(94)	(22.6)
Ordinary attributable profit to the Group	1,854	1,512	342	22.6
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	150,276	136,325	13,950	10.2
Trading portfolio (w/o loans)	35,985	33,960	2,024	6.0
Available-for-sale financial assets	34,711	25,052	9,659	38.6
Due from credit institutions **	27,578	22,442	5,136	22.9
Intangible assets and property and equipment	4,111	3,852	259	6.7
Other assets	44,102	44,619	(516)	(1.2)
Total assets/liabilities & shareholders’ equity	296,763	266,251	30,512	11.5
Customer deposits **	140,369	127,903	12,466	9.7
Marketable debt securities **	36,915	31,792	5,124	16.1
Subordinated debt **	6,686	6,760	(74)	(1.1)
Insurance liabilities	1	—	1	—
Due to credit institutions **	40,249	30,227	10,022	33.2
Other liabilities	46,664	47,713	(1,049)	(2.2)
Stockholders’ equity ***	25,879	21,855	4,023	18.4
Other managed and marketed customer funds	83,096	76,454	6,642	8.7
Mutual funds	68,892	65,315	3,578	5.5
Pension funds	—	—	—	—
Managed portfolios	14,204	11,140	3,064	27.5
Managed and marketed customer funds	267,067	242,910	24,157	9.9

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Ratios (%) and other data

Ordinary ROE	14.59	14.05	0.54 p.
Efficiency ratio (with amortisations)	41.4	41.3	0.1 p.
NPL ratio	4.59	5.03	(0.44 p.	)
NPL coverage	84.7	86.3	(1.6 p.	)
Number of employees	88,055	83,299	4,756		5.7
Number of branches	5,782	5,705	77		1.3

Latin America

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	3,346	3,496	3,484	3,553	3,622	3,689
Net fees	1,048	1,100	1,176	1,241	1,191	1,208
Gains (losses) on financial transactions	126	115	257	40	189	171
Other operating income *	(2)	42	21	23	(2)	27
Gross income	4,517	4,753	4,938	4,857	5,000	5,094
Operating expenses	(1,879)	(1,952)	(2,073)	(2,113)	(2,097)	(2,080)
General administrative expenses	(1,679)	(1,768)	(1,864)	(1,916)	(1,890)	(1,873)
Personnel	(933)	(991)	(1,032)	(1,055)	(1,061)	(1,080)
Other general administrative expenses	(746)	(777)	(832)	(861)	(829)	(792)
Depreciation and amortisation	(200)	(184)	(210)	(197)	(207)	(207)
Net operating income	2,638	2,802	2,864	2,745	2,902	3,015
Net loan-loss provisions	(1,239)	(1,281)	(1,340)	(1,259)	(1,210)	(1,226)
Other income	(161)	(179)	(231)	(268)	(203)	(273)
Ordinary profit before taxes	1,238	1,341	1,293	1,218	1,489	1,516
Tax on profit	(328)	(326)	(304)	(193)	(430)	(401)
Ordinary profit from continuing operations	910	1,015	990	1,025	1,059	1,115
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	910	1,015	990	1,025	1,059	1,115
Minority interests	199	215	204	172	145	176
Ordinary attributable profit to the Group	712	800	786	853	914	939
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	129,743	136,325	140,656	144,714	152,014	150,276
Trading portfolio (w/o loans)	27,301	33,960	37,417	35,886	35,970	35,985
Available-for-sale financial assets	26,698	25,052	22,724	31,216	31,065	34,711
Due from credit institutions **	22,655	22,442	31,225	23,899	27,890	27,578
Intangible assets and property and equipment	3,848	3,852	3,890	3,967	4,175	4,111
Other assets	43,344	44,619	45,020	42,505	46,855	44,102
Total assets/liabilities & shareholders’ equity	253,589	266,251	280,932	282,187	297,969	296,763
Customer deposits **	126,239	127,903	137,480	137,726	142,779	140,369
Marketable debt securities **	27,848	31,792	32,935	31,920	34,578	36,915
Subordinated debt **	6,661	6,760	6,574	6,467	6,771	6,686
Insurance liabilities	—	—	—	—	1	1
Due to credit institutions **	25,487	30,227	29,652	35,263	37,711	40,249
Other liabilities	45,920	47,713	51,928	45,831	51,003	46,664
Stockholders’ equity ***	21,434	21,855	22,362	24,980	25,126	25,879
Other managed and marketed customer funds	70,867	76,454	80,196	79,294	81,763	83,096
Mutual funds	60,256	65,315	67,981	66,657	67,503	68,892
Pension funds	—	—	—	—	—	—
Managed portfolios	10,611	11,140	12,215	12,637	14,261	14,204
Managed and marketed customer funds	231,615	242,910	257,185	255,407	265,891	267,067

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Other information
NPL ratio	5.06	5.03	4.98	4.65	4.49	4.59
NPL coverage	86.1	86.3	83.5	84.7	83.9	84.7
Cost of credit	4.24	3.95	3.77	3.59	3.42	3.28

Latin America

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	7,310	6,824	487	7.1
Net fees	2,399	2,163	236	10.9
Gains (losses) on financial transactions	359	266	94	35.2
Other operating income *	25	36	(11)	(30.2)
Gross income	10,094	9,288	805	8.7
Operating expenses	(4,177)	(3,856)	(321)	8.3
General administrative expenses	(3,763)	(3,472)	(291)	8.4
Personnel	(2,141)	(1,944)	(197)	10.1
Other general administrative expenses	(1,622)	(1,527)	(94)	6.2
Depreciation and amortisation	(414)	(384)	(30)	7.8
Net operating income	5,917	5,433	484	8.9
Net loan-loss provisions	(2,436)	(2,485)	49	(2.0)
Other income	(476)	(328)	(148)	45.1
Ordinary profit before taxes	3,005	2,619	386	14.7
Tax on profit	(831)	(659)	(172)	26.1
Ordinary profit from continuing operations	2,174	1,960	214	10.9
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	2,174	1,960	214	10.9
Minority interests	320	420	(100)	(23.7)
Ordinary attributable profit to the Group	1,854	1,540	313	20.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	150,276	129,932	20,343	15.7
Trading portfolio (w/o loans)	35,985	32,560	3,424	10.5
Available-for-sale financial assets	34,711	22,774	11,937	52.4
Due from credit institutions **	27,578	21,746	5,833	26.8
Intangible assets and property and equipment	4,111	3,531	580	16.4
Other assets	44,102	41,282	2,820	6.8
Total assets/liabilities & shareholders’ equity	296,763	251,826	44,937	17.8
Customer deposits **	140,369	121,839	18,530	15.2
Marketable debt securities **	36,915	29,226	7,689	26.3
Subordinated debt **	6,686	6,174	512	8.3
Insurance liabilities	1	—	1	—
Due to credit institutions **	40,249	28,582	11,667	40.8
Other liabilities	46,664	44,972	1,691	3.8
Stockholders’ equity ***	25,879	21,032	4,847	23.0
Other managed and marketed customer funds	83,096	72,079	11,017	15.3
Mutual funds	68,892	59,868	9,024	15.1
Pension funds	—	—	—	—
Managed portfolios	14,204	12,211	1,993	16.3
Managed and marketed customer funds	267,067	229,318	37,749	16.5

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Latin America

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	3,396	3,428	3,367	3,548	3,562	3,748
Net fees	1,073	1,090	1,148	1,237	1,172	1,227
Gains (losses) on financial transactions	135	131	257	46	189	171
Other operating income *	(3)	39	19	21	(2)	27
Gross income	4,600	4,688	4,790	4,852	4,921	5,173
Operating expenses	(1,921)	(1,935)	(2,023)	(2,110)	(2,067)	(2,110)
General administrative expenses	(1,717)	(1,754)	(1,820)	(1,914)	(1,863)	(1,900)
Personnel	(957)	(987)	(1,012)	(1,058)	(1,046)	(1,095)
Other general administrative expenses	(760)	(767)	(808)	(857)	(816)	(805)
Depreciation and amortisation	(204)	(180)	(203)	(196)	(204)	(210)
Net operating income	2,679	2,753	2,767	2,742	2,854	3,063
Net loan-loss provisions	(1,247)	(1,238)	(1,280)	(1,245)	(1,189)	(1,247)
Other income	(159)	(169)	(209)	(259)	(198)	(279)
Ordinary profit before taxes	1,273	1,346	1,278	1,238	1,468	1,537
Tax on profit	(335)	(324)	(299)	(192)	(423)	(408)
Ordinary profit from continuing operations	938	1,022	979	1,045	1,045	1,129
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	938	1,022	979	1,045	1,045	1,129
Minority interests	204	216	200	180	144	177
Ordinary attributable profit to the Group	733	807	779	866	901	953

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	126,854	129,932	134,249	141,240	148,054	150,276
Trading portfolio (w/o loans)	27,230	32,560	35,644	35,215	34,872	35,985
Available-for-sale financial assets	25,075	22,774	21,058	29,740	30,767	34,711
Due from credit institutions **	22,596	21,746	29,737	23,546	27,048	27,578
Intangible assets and property and equipment	3,636	3,531	3,613	3,805	4,105	4,111
Other assets	41,581	41,282	42,075	40,934	46,108	44,102
Total assets/liabilities & shareholders’ equity	246,972	251,826	266,376	274,480	290,956	296,763
Customer deposits **	123,681	121,839	131,104	134,547	138,826	140,369
Marketable debt securities **	26,320	29,226	30,601	30,620	34,076	36,915
Subordinated debt **	6,314	6,174	6,123	6,207	6,675	6,686
Insurance liabilities	—	—	—	—	1	1
Due to credit institutions **	24,700	28,582	27,940	33,945	36,914	40,249
Other liabilities	44,735	44,972	49,176	44,732	49,941	46,664
Stockholders’ equity ***	21,221	21,032	21,432	24,430	24,523	25,879
Other managed and marketed customer funds	68,885	72,079	75,722	77,004	80,383	83,096
Mutual funds	57,088	59,868	62,884	63,891	66,563	68,892
Pension funds	—	—	—	—	—	—
Managed portfolios	11,797	12,211	12,838	13,113	13,820	14,204
Managed and marketed customer funds	225,201	229,318	243,550	248,378	259,960	267,067

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Latin America. Results

EUR million

	Gross income			Net operating income			Ordinary profit to the Group *
	1H ‘15	1H ‘14	Var. (%)	1H ‘15	1H ‘14	Var. (%)	1H ‘15	1H ‘14	Var. (%)

Brazil *	6,066	5,838	3.9	3,751	3,509	6.9	1,007	758	32.8
Mexico	1,702	1,488	14.4	1,005	870	15.6	342	307	11.4
Chile	1,188	1,084	9.6	694	672	3.2	259	255	1.6
Argentina	756	560	34.9	337	291	15.6	175	135	29.6
Uruguay	153	123	24.3	68	45	50.0	35	25	40.2
Peru	39	23	66.5	28	15	81.1	17	10	62.0
Rest	24	16	52.6	(38)	(30)	26.4	(30)	(25)	20.0
Subtotal *	9,928	9,132	8.7	5,845	5,373	8.8	1,804	1,465	23.2
Santander Private Banking	165	138	20.0	72	66	9.6	49	47	5.3
Total *	10,094	9,270	8.9	5,917	5,440	8.8	1,854	1,512	22.6

(*).- In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Latin America. Results

Constant EUR million

	Gross income			Net operating income			Ordinary profit to the Group *
	1H ‘15	1H ‘14	Var. (%)	1H ‘15	1H ‘14	Var. (%)	1H ‘15	1H ‘14	Var. (%)
Brazil *	6,066	5,561	9.1	3,751	3,343	12.2	1,007	722	39.4
Mexico	1,702	1,585	7.4	1,005	926	8.5	342	327	4.6
Chile	1,188	1,186	0.2	694	736	(5.7)	259	279	(7.1)
Argentina	756	609	24.1	337	317	6.3	175	147	19.2
Uruguay	153	133	15.3	68	49	39.2	35	27	30.1
Peru	39	26	49.9	28	17	63.0	17	11	45.8
Rest	24	19	28.1	(38)	(37)	3.7	(30)	(31)	(0.4)
Subtotal *	9,928	9,119	8.9	5,845	5,351	9.2	1,804	1,483	21.7
Santander Private Banking	165	169	(2.4)	72	81	(10.8)	49	57	(14.4)
Total *	10,094	9,288	8.7	5,917	5,433	8.9	1,854	1,540	20.4

(*).- In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Brazil

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	4,511	4,494	18	0.4
Net fees	1,391	1,314	78	5.9
Gains (losses) on financial transactions	97	(20)	117	—
Other operating income *	67	50	16	31.7
Gross income	6,066	5,838	229	3.9
Operating expenses	(2,316)	(2,328)	13	(0.5)
General administrative expenses	(2,077)	(2,079)	2	(0.1)
Personnel	(1,158)	(1,140)	(18)	1.6
Other general administrative expenses	(919)	(939)	20	(2.2)
Depreciation and amortisation	(238)	(249)	10	(4.1)
Net operating income	3,751	3,509	241	6.9
Net loan-loss provisions	(1,654)	(1,837)	183	(10.0)
Other income	(472)	(308)	(164)	53.3
Ordinary profit before taxes	1,624	1,364	260	19.1
Tax on profit	(506)	(391)	(115)	29.5
Ordinary profit from continuing operations	1,118	974	145	14.9
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	1,118	974	145	14.9
Minority interests	111	215	(104)	(48.4)
Ordinary attributable profit to the Group	1,007	758	249	32.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	72,083	71,475	607	0.8
Trading portfolio (w/o loans)	15,822	16,954	(1,133)	(6.7)
Available-for-sale financial assets	26,054	18,352	7,702	42.0
Due from credit institutions **	13,299	10,129	3,170	31.3
Intangible assets and property and equipment	2,672	2,796	(124)	(4.4)
Other assets	28,573	31,608	(3,034)	(9.6)
Total assets/liabilities & shareholders’ equity	158,503	151,315	7,188	4.8
Customer deposits **	67,207	68,450	(1,243)	(1.8)
Marketable debt securities **	24,688	21,772	2,916	13.4
Subordinated debt **	4,455	4,821	(366)	(7.6)
Insurance liabilities	1	—	1	—
Due to credit institutions **	23,645	16,122	7,523	46.7
Other liabilities	24,920	28,792	(3,872)	(13.4)
Stockholders’ equity ***	13,587	11,358	2,229	19.6
Other managed and marketed customer funds	49,878	49,593	285	0.6
Mutual funds	46,614	46,394	220	0.5
Pension funds	—	—	—	—
Managed portfolios	3,264	3,199	65	2.0
Managed and marketed customer funds	146,228	144,636	1,592	1.1

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Ratios (%) and other data
Ordinary ROE	15.40	13.52	1.89 p.
Efficiency ratio (with amortisations)	38.2	39.9	(1.7 p.	)
NPL ratio	5.13	5.78	(0.65 p.	)
NPL coverage	95.9	94.8	1.1 p.
Number of employees	48,567	47,205	1,362		2.9
Number of branches	3,436	3,449	(13)		(0.4)

Brazil

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	2,199	2,295	2,277	2,188	2,289	2,222
Net fees	629	685	741	781	708	684
Gains (losses) on financial transactions	17	(37)	147	(31)	28	69
Other operating income *	7	44	26	40	21	46
Gross income	2,851	2,986	3,192	2,978	3,046	3,021
Operating expenses	(1,133)	(1,196)	(1,291)	(1,296)	(1,176)	(1,140)
General administrative expenses	(1,006)	(1,074)	(1,154)	(1,174)	(1,055)	(1,022)
Personnel	(550)	(591)	(621)	(625)	(581)	(577)
Other general administrative expenses	(456)	(483)	(533)	(549)	(474)	(445)
Depreciation and amortisation	(127)	(122)	(137)	(123)	(120)	(118)
Net operating income	1,719	1,791	1,900	1,682	1,870	1,881
Net loan-loss provisions	(905)	(933)	(958)	(887)	(826)	(828)
Other income	(143)	(166)	(253)	(244)	(209)	(263)
Ordinary profit before taxes	671	693	689	551	835	789
Tax on profit	(202)	(188)	(170)	(118)	(264)	(242)
Ordinary profit from continuing operations	469	504	520	433	571	548
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	469	504	520	433	571	548
Minority interests	106	110	111	42	55	56
Ordinary attributable profit to the Group	364	395	409	391	516	491

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	68,518	71,475	72,918	74,373	72,492	72,083
Trading portfolio (w/o loans)	11,314	16,954	18,130	18,256	14,720	15,822
Available-for-sale financial assets	19,790	18,352	15,290	22,939	23,071	26,054
Due from credit institutions **	9,048	10,129	14,982	10,276	11,351	13,299
Intangible assets and property and equipment	2,797	2,796	2,742	2,640	2,683	2,672
Other assets	29,629	31,608	30,763	27,803	29,622	28,573
Total assets/liabilities & shareholders’ equity	141,097	151,315	154,824	156,287	153,938	158,503
Customer deposits **	65,934	68,450	70,892	68,539	65,221	67,207
Marketable debt securities **	19,898	21,772	22,999	21,903	22,597	24,688
Subordinated debt **	4,585	4,821	4,372	4,368	4,471	4,455
Insurance liabilities	—	—	—	—	1	1
Due to credit institutions **	13,824	16,122	16,651	22,826	21,014	23,645
Other liabilities	25,927	28,792	28,645	25,548	28,360	24,920
Stockholders’ equity ***	10,928	11,358	11,266	13,104	12,274	13,587
Other managed and marketed customer funds	45,749	49,593	50,864	49,806	47,664	49,878
Mutual funds	42,602	46,394	47,513	46,559	44,589	46,614
Pension funds	—	—	—	—	—	—
Managed portfolios	3,147	3,199	3,351	3,248	3,075	3,264
Managed and marketed customer funds	136,165	144,636	149,127	144,616	139,953	146,228

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Other information
NPL ratio	5.74	5.78	5.64	5.05	4.90	5.13
NPL coverage	95.2	94.8	91.4	95.4	95.2	95.9
Cost of credit	5.82	5.38	5.14	4.91	4.63	4.45

Brazil

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	4,511	4,281	230	5.4
Net fees	1,391	1,251	140	11.2
Gains (losses) on financial transactions	97	(19)	117	—
Other operating income *	67	48	18	38.3
Gross income	6,066	5,561	505	9.1
Operating expenses	(2,316)	(2,218)	(98)	4.4
General administrative expenses	(2,077)	(1,981)	(96)	4.9
Personnel	(1,158)	(1,086)	(72)	6.6
Other general administrative expenses	(919)	(895)	(24)	2.7
Depreciation and amortisation	(238)	(237)	(1)	0.6
Net operating income	3,751	3,343	407	12.2
Net loan-loss provisions	(1,654)	(1,750)	96	(5.5)
Other income	(472)	(293)	(179)	60.9
Ordinary profit before taxes	1,624	1,299	325	25.0
Tax on profit	(506)	(372)	(134)	35.9
Ordinary profit from continuing operations	1,118	927	191	20.6
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	1,118	927	191	20.6
Minority interests	111	205	(94)	(45.8)
Ordinary attributable profit to the Group	1,007	722	285	39.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	72,083	61,800	10,283	16.6
Trading portfolio (w/o loans)	15,822	14,659	1,162	7.9
Available-for-sale financial assets	26,054	15,868	10,186	64.2
Due from credit institutions **	13,299	8,758	4,541	51.8
Intangible assets and property and equipment	2,672	2,418	254	10.5
Other assets	28,573	27,329	1,244	4.6
Total assets/liabilities & shareholders’ equity	158,503	130,832	27,671	21.1
Customer deposits **	67,207	59,184	8,023	13.6
Marketable debt securities **	24,688	18,825	5,863	31.1
Subordinated debt **	4,455	4,168	286	6.9
Insurance liabilities	1	—	1	—
Due to credit institutions **	23,645	13,939	9,705	69.6
Other liabilities	24,920	24,895	25	0.1
Stockholders’ equity ***	13,587	9,820	3,766	38.4
Other managed and marketed customer funds	49,878	42,880	6,998	16.3
Mutual funds	46,614	40,114	6,500	16.2
Pension funds	—	—	—	—
Managed portfolios	3,264	2,766	498	18.0
Managed and marketed customer funds	146,228	125,058	21,170	16.9

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Brazil

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	2,157	2,124	2,073	2,104	2,228	2,283
Net fees	617	635	677	749	689	702
Gains (losses) on financial transactions	16	(35)	139	(29)	27	70
Other operating income *	6	42	24	39	20	46
Gross income	2,796	2,765	2,912	2,863	2,965	3,102
Operating expenses	(1,111)	(1,107)	(1,179)	(1,245)	(1,144)	(1,171)
General administrative expenses	(986)	(995)	(1,053)	(1,127)	(1,027)	(1,050)
Personnel	(539)	(547)	(566)	(600)	(566)	(593)
Other general administrative expenses	(447)	(447)	(487)	(526)	(462)	(457)
Depreciation and amortisation	(124)	(112)	(125)	(118)	(117)	(121)
Net operating income	1,686	1,658	1,733	1,619	1,820	1,930
Net loan-loss provisions	(887)	(863)	(873)	(853)	(804)	(850)
Other income	(140)	(154)	(233)	(234)	(203)	(269)
Ordinary profit before taxes	659	641	627	532	812	811
Tax on profit	(198)	(174)	(154)	(115)	(257)	(249)
Ordinary profit from continuing operations	460	467	474	417	555	563
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	460	467	474	417	555	563
Minority interests	104	102	101	41	54	58
Ordinary attributable profit to the Group	357	366	373	376	502	505

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	61,759	61,800	64,768	69,032	73,033	72,083
Trading portfolio (w/o loans)	10,198	14,659	16,103	16,945	14,830	15,822
Available-for-sale financial assets	17,838	15,868	13,581	21,291	23,243	26,054
Due from credit institutions **	8,156	8,758	13,307	9,538	11,436	13,299
Intangible assets and property and equipment	2,521	2,418	2,436	2,450	2,703	2,672
Other assets	26,706	27,329	27,325	25,806	29,843	28,573
Total assets/liabilities & shareholders’ equity	127,178	130,832	137,521	145,063	155,087	158,503
Customer deposits **	59,430	59,184	62,969	63,617	65,707	67,207
Marketable debt securities **	17,935	18,825	20,429	20,330	22,766	24,688
Subordinated debt **	4,132	4,168	3,883	4,054	4,505	4,455
Insurance liabilities	—	—	—	—	1	1
Due to credit institutions **	12,461	13,939	14,790	21,186	21,171	23,645
Other liabilities	23,370	24,895	25,443	23,713	28,572	24,920
Stockholders’ equity ***	9,850	9,820	10,007	12,162	12,366	13,587
Other managed and marketed customer funds	41,236	42,880	45,179	46,229	48,020	49,878
Mutual funds	38,399	40,114	42,203	43,215	44,922	46,614
Pension funds	—	—	—	—	—	—
Managed portfolios	2,836	2,766	2,977	3,014	3,098	3,264
Managed and marketed customer funds	122,733	125,058	132,460	134,230	140,998	146,228

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Brazil

R$ million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	14,900	14,139	761	5.4
Net fees	4,595	4,133	462	11.2
Gains (losses) on financial transactions	321	(63)	385	—
Other operating income *	220	159	61	38.3
Gross income	20,036	18,367	1,669	9.1
Operating expenses	(7,648)	(7,325)	(323)	4.4
General administrative expenses	(6,861)	(6,543)	(318)	4.9
Personnel	(3,826)	(3,588)	(238)	6.6
Other general administrative expenses	(3,035)	(2,955)	(80)	2.7
Depreciation and amortisation	(787)	(783)	(5)	0.6
Net operating income	12,388	11,042	1,346	12.2
Net loan-loss provisions	(5,464)	(5,781)	316	(5.5)
Other income	(1,560)	(969)	(591)	60.9
Ordinary profit before taxes	5,364	4,292	1,072	25.0
Tax on profit	(1,670)	(1,229)	(442)	35.9
Ordinary profit from continuing operations	3,693	3,063	630	20.6
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	3,693	3,063	630	20.6
Minority interests	367	678	(311)	(45.8)
Ordinary attributable profit to the Group	3,326	2,385	941	39.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	250,119	214,440	35,680	16.6
Trading portfolio (w/o loans)	54,899	50,867	4,032	7.9
Available-for-sale financial assets	90,406	55,060	35,346	64.2
Due from credit institutions **	46,147	30,390	15,757	51.8
Intangible assets and property and equipment	9,271	8,389	883	10.5
Other assets	99,147	94,830	4,317	4.6
Total assets/liabilities & shareholders’ equity	549,990	453,975	96,014	21.1
Customer deposits **	233,203	205,364	27,839	13.6
Marketable debt securities **	85,665	65,322	20,344	31.1
Subordinated debt **	15,457	14,463	994	6.9
Insurance liabilities	4	—	4	—
Due to credit institutions **	82,045	48,368	33,677	69.6
Other liabilities	86,470	86,382	87	0.1
Stockholders’ equity ***	47,145	34,076	13,069	38.4
Other managed and marketed customer funds	173,071	148,788	24,283	16.3
Mutual funds	161,745	139,191	22,554	16.2
Pension funds	—	—	—	—
Managed portfolios	11,326	9,597	1,729	18.0
Managed and marketed customer funds	507,397	433,937	73,460	16.9

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Brazil

R$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	7,124	7,015	6,845	6,951	7,360	7,540
Net fees	2,037	2,096	2,235	2,474	2,275	2,320
Gains (losses) on financial transactions	53	(117)	458	(95)	90	231
Other operating income *	21	137	78	128	67	153
Gross income	9,236	9,132	9,617	9,458	9,792	10,245
Operating expenses	(3,669)	(3,657)	(3,893)	(4,111)	(3,779)	(3,869)
General administrative expenses	(3,258)	(3,285)	(3,479)	(3,721)	(3,392)	(3,468)
Personnel	(1,780)	(1,808)	(1,870)	(1,982)	(1,868)	(1,958)
Other general administrative expenses	(1,478)	(1,477)	(1,608)	(1,738)	(1,525)	(1,510)
Depreciation and amortisation	(411)	(371)	(414)	(390)	(387)	(400)
Net operating income	5,567	5,475	5,724	5,347	6,012	6,376
Net loan-loss provisions	(2,930)	(2,850)	(2,882)	(2,818)	(2,657)	(2,808)
Other income	(462)	(508)	(770)	(772)	(672)	(888)
Ordinary profit before taxes	2,175	2,117	2,072	1,757	2,683	2,680
Tax on profit	(655)	(573)	(508)	(379)	(849)	(821)
Ordinary profit from continuing operations	1,520	1,544	1,564	1,378	1,834	1,859
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	1,520	1,544	1,564	1,378	1,834	1,859
Minority interests	342	336	333	137	177	191
Ordinary attributable profit to the Group	1,178	1,208	1,231	1,241	1,657	1,668

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	214,298	214,440	224,739	239,534	253,417	250,119
Trading portfolio (w/o loans)	35,386	50,867	55,877	58,797	51,459	54,899
Available-for-sale financial assets	61,896	55,060	47,125	73,879	80,650	90,406
Due from credit institutions **	28,299	30,390	46,175	33,096	39,680	46,147
Intangible assets and property and equipment	8,749	8,389	8,452	8,501	9,380	9,271
Other assets	92,667	94,830	94,815	89,545	103,552	99,147
Total assets/liabilities & shareholders’ equity	441,295	453,975	477,183	503,353	538,138	549,990
Customer deposits **	206,215	205,364	218,497	220,744	227,998	233,203
Marketable debt securities **	62,233	65,322	70,886	70,543	78,994	85,665
Subordinated debt **	14,339	14,463	13,473	14,067	15,630	15,457
Insurance liabilities	—	—	—	—	3	4
Due to credit institutions **	43,237	48,368	51,319	73,515	73,462	82,045
Other liabilities	81,091	86,382	88,286	82,281	99,141	86,470
Stockholders’ equity ***	34,180	34,076	34,722	42,203	42,908	47,145
Other managed and marketed customer funds	143,083	148,788	156,768	160,410	166,625	173,071
Mutual funds	133,241	139,191	146,439	149,951	155,875	161,745
Pension funds	—	—	—	—	—	—
Managed portfolios	9,842	9,597	10,329	10,459	10,750	11,326
Managed and marketed customer funds	425,871	433,937	459,623	465,765	489,248	507,397

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Mexico

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	1,244	1,038	206	19.9
Net fees	408	381	27	7.2
Gains (losses) on financial transactions	78	89	(11)	(12.1)
Other operating income *	(28)	(19)	(9)	47.1
Gross income	1,702	1,488	214	14.4
Operating expenses	(697)	(619)	(78)	12.6
General administrative expenses	(615)	(554)	(61)	11.0
Personnel	(347)	(290)	(57)	19.8
Other general administrative expenses	(268)	(265)	(4)	1.4
Depreciation and amortisation	(81)	(64)	(17)	26.6
Net operating income	1,005	870	136	15.6
Net loan-loss provisions	(435)	(369)	(65)	17.7
Other income	6	(3)	9	—
Profit before taxes	576	497	79	15.9
Tax on profit	(133)	(105)	(28)	27.2
Profit from continuing operations	443	392	51	13.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	443	392	51	13.0
Minority interests	101	86	16	18.4
Attributable profit to the Group	342	307	35	11.4
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	28,609	24,516	4,093	16.7
Trading portfolio (w/o loans)	15,391	11,603	3,788	32.6
Available-for-sale financial assets	3,986	3,944	42	1.1
Due from credit institutions **	7,086	6,975	111	1.6
Intangible assets and property and equipment	460	397	64	16.1
Other assets	5,781	5,494	287	5.2
Total assets/liabilities & shareholders’ equity	61,312	52,928	8,384	15.8
Customer deposits **	28,747	24,803	3,944	15.9
Marketable debt securities **	4,720	3,818	902	23.6
Subordinated debt **	1,181	971	210	21.7
Insurance liabilities	—	—	—	—
Due to credit institutions **	8,444	7,840	604	7.7
Other liabilities	13,329	10,799	2,530	23.4
Stockholders’ equity ***	4,891	4,696	194	4.1
Other managed and marketed customer funds	12,557	11,724	833	7.1
Mutual funds	12,557	11,724	833	7.1
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	47,205	41,316	5,889	14.3
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	14.19	13.61	0.58 p.
Efficiency ratio (with amortisations)	40.9	41.6	(0.6 p. )
NPL ratio	3.81	3.52	0.29 p.
NPL coverage	87.5	96.6	(9.1 p. )
Number of employees	17,310	14,859	2,451	16.5
Number of branches	1,356	1,293	63	4.9

Mexico

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	509	529	561	584	610	635
Net fees	190	191	192	198	195	213
Gains (losses) on financial transactions	27	62	53	23	44	34
Other operating income *	(12)	(7)	(15)	(10)	(15)	(14)
Gross income	713	775	791	793	833	869
Operating expenses	(307)	(312)	(319)	(322)	(349)	(347)
General administrative expenses	(273)	(281)	(286)	(288)	(309)	(306)
Personnel	(142)	(148)	(156)	(162)	(171)	(176)
Other general administrative expenses	(131)	(133)	(130)	(127)	(139)	(130)
Depreciation and amortisation	(33)	(31)	(33)	(34)	(40)	(41)
Net operating income	407	463	471	471	484	522
Net loan-loss provisions	(179)	(191)	(210)	(177)	(211)	(224)
Other income	(2)	(2)	6	(1)	8	(2)
Profit before taxes	226	271	267	293	281	295
Tax on profit	(48)	(56)	(50)	(52)	(65)	(68)
Profit from continuing operations	178	214	217	242	215	228
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	178	214	217	242	215	228
Minority interests	40	46	49	56	48	53
Attributable profit to the Group	138	169	167	186	167	175
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	22,381	24,516	26,162	25,873	29,112	28,609
Trading portfolio (w/o loans)	11,293	11,603	12,469	10,185	16,677	15,391
Available-for-sale financial assets	3,475	3,944	4,097	4,624	4,065	3,986
Due from credit institutions **	8,347	6,975	9,606	7,058	8,447	7,086
Intangible assets and property and equipment	395	397	392	440	493	460
Other assets	5,637	5,494	5,463	5,545	6,323	5,781
Total assets/liabilities & shareholders’ equity	51,529	52,928	58,189	53,726	65,118	61,312
Customer deposits **	25,592	24,803	28,691	28,627	30,965	28,747
Marketable debt securities **	2,496	3,818	3,791	3,266	4,492	4,720
Subordinated debt **	946	971	1,027	1,088	1,202	1,181
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	5,922	7,840	6,576	6,152	9,974	8,444
Other liabilities	12,010	10,799	13,302	9,796	13,608	13,329
Stockholders’ equity ***	4,563	4,696	4,802	4,797	4,877	4,891
Other managed and marketed customer funds	11,016	11,724	12,406	11,523	13,222	12,557
Mutual funds	11,016	11,724	12,406	11,523	13,222	12,557
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	40,049	41,316	45,915	44,504	49,881	47,205

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	3.62	3.52	3.74	3.84	3.71	3.81
NPL coverage	98.6	96.6	90.1	86.1	88.4	87.5
Cost of credit	3.59	3.58	3.26	2.98	2.92	2.89

Mexico

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	1,244	1,106	139	12.6
Net fees	408	405	3	0.6
Gains (losses) on financial transactions	78	95	(17)	(17.5)
Other operating income *	(28)	(21)	(8)	38.2
Gross income	1,702	1,585	117	7.4
Operating expenses	(697)	(659)	(38)	5.7
General administrative expenses	(615)	(590)	(25)	4.2
Personnel	(347)	(308)	(39)	12.5
Other general administrative expenses	(268)	(282)	14	(4.8)
Depreciation and amortisation	(81)	(68)	(13)	18.8
Net operating income	1,005	926	79	8.5
Net loan-loss provisions	(435)	(393)	(41)	10.5
Other income	6	(4)	9	—
Profit before taxes	576	529	47	8.9
Tax on profit	(133)	(111)	(22)	19.4
Profit from continuing operations	443	418	25	6.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	443	418	25	6.1
Minority interests	101	91	10	11.1
Attributable profit to the Group	342	327	15	4.6

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	28,609	24,767	3,843	15.5
Trading portfolio (w/o loans)	15,391	11,721	3,669	31.3
Available-for-sale financial assets	3,986	3,984	2	0.0
Due from credit institutions **	7,086	7,046	39	0.6
Intangible assets and property and equipment	460	401	60	14.9
Other assets	5,781	5,550	231	4.2
Total assets/liabilities & shareholders’ equity	61,312	53,469	7,843	14.7
Customer deposits **	28,747	25,057	3,691	14.7
Marketable debt securities **	4,720	3,857	863	22.4
Subordinated debt **	1,181	981	200	20.4
Insurance liabilities	—	—	—	—
Due to credit institutions **	8,444	7,921	524	6.6
Other liabilities	13,329	10,909	2,419	22.2
Stockholders’ equity ***	4,891	4,744	146	3.1
Other managed and marketed customer funds	12,557	11,844	713	6.0
Mutual funds	12,557	11,844	713	6.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	47,205	41,738	5,467	13.1

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	547	559	577	599	608	637
Net fees	204	202	197	203	194	214
Gains (losses) on financial transactions	29	66	55	23	44	35
Other operating income *	(13)	(7)	(15)	(11)	(15)	(14)
Gross income	766	819	814	814	831	871
Operating expenses	(329)	(329)	(329)	(331)	(348)	(348)
General administrative expenses	(294)	(297)	(294)	(296)	(308)	(307)
Personnel	(152)	(156)	(161)	(166)	(170)	(177)
Other general administrative expenses	(141)	(141)	(134)	(130)	(138)	(130)
Depreciation and amortisation	(36)	(33)	(34)	(35)	(40)	(41)
Net operating income	437	490	486	483	482	523
Net loan-loss provisions	(192)	(202)	(217)	(181)	(210)	(225)
Other income	(2)	(2)	6	(1)	8	(2)
Profit before taxes	243	286	275	301	280	296
Tax on profit	(52)	(59)	(52)	(53)	(65)	(68)
Profit from continuing operations	191	227	223	248	215	229
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	191	227	223	248	215	229
Minority interests	43	48	51	57	48	53
Attributable profit to the Group	148	178	172	191	167	175

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	22,995	24,767	25,363	26,367	27,417	28,609
Trading portfolio (w/o loans)	11,603	11,721	12,088	10,380	15,706	15,391
Available-for-sale financial assets	3,571	3,984	3,972	4,713	3,829	3,986
Due from credit institutions **	8,577	7,046	9,312	7,193	7,955	7,086
Intangible assets and property and equipment	406	401	380	449	465	460
Other assets	5,792	5,550	5,296	5,651	5,955	5,781
Total assets/liabilities & shareholders’ equity	52,944	53,469	56,412	54,752	61,327	61,312
Customer deposits **	26,294	25,057	27,815	29,173	29,162	28,747
Marketable debt securities **	2,564	3,857	3,675	3,328	4,231	4,720
Subordinated debt **	972	981	996	1,109	1,132	1,181
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	6,085	7,921	6,375	6,269	9,393	8,444
Other liabilities	12,340	10,909	12,896	9,983	12,816	13,329
Stockholders’ equity ***	4,688	4,744	4,656	4,889	4,593	4,891
Other managed and marketed customer funds	11,318	11,844	12,027	11,743	12,452	12,557
Mutual funds	11,318	11,844	12,027	11,743	12,452	12,557
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	41,149	41,738	44,513	45,353	46,977	47,205

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Million pesos

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	21,000	18,657	2,342	12.6
Net fees	6,886	6,842	44	0.6
Gains (losses) on financial transactions	1,318	1,597	(279)	(17.5)
Other operating income *	(481)	(348)	(133)	38.2
Gross income	28,723	26,749	1,974	7.4
Operating expenses	(11,756)	(11,116)	(639)	5.7
General administrative expenses	(10,383)	(9,962)	(422)	4.2
Personnel	(5,855)	(5,204)	(651)	12.5
Other general administrative expenses	(4,528)	(4,758)	230	(4.8)
Depreciation and amortisation	(1,372)	(1,155)	(218)	18.8
Net operating income	16,967	15,632	1,335	8.5
Net loan-loss provisions	(7,336)	(6,638)	(698)	10.5
Other income	93	(62)	155	—
Profit before taxes	9,725	8,933	792	8.9
Tax on profit	(2,245)	(1,880)	(365)	19.4
Profit from continuing operations	7,480	7,053	427	6.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	7,480	7,053	427	6.1
Minority interests	1,709	1,538	171	11.1
Attributable profit to the Group	5,771	5,515	256	4.6

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	501,609	434,237	67,372	15.5
Trading portfolio (w/o loans)	269,846	205,512	64,335	31.3
Available-for-sale financial assets	69,887	69,858	29	0.0
Due from credit institutions **	124,233	123,543	690	0.6
Intangible assets and property and equipment	8,071	7,023	1,048	14.9
Other assets	101,354	97,312	4,042	4.2
Total assets/liabilities & shareholders’ equity	1,075,000	937,484	137,516	14.7
Customer deposits **	504,032	439,325	64,707	14.7
Marketable debt securities **	82,758	67,634	15,124	22.4
Subordinated debt **	20,706	17,192	3,515	20.4
Insurance liabilities	—	—	—	—
Due to credit institutions **	148,054	138,872	9,182	6.6
Other liabilities	233,697	191,277	42,420	22.2
Stockholders’ equity ***	85,753	83,185	2,568	3.1
Other managed and marketed customer funds	220,166	207,656	12,510	6.0
Mutual funds	220,166	207,656	12,510	6.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	827,662	731,806	95,855	13.1

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Million pesos

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	9,230	9,428	9,745	10,111	10,258	10,742
Net fees	3,438	3,404	3,329	3,418	3,273	3,613
Gains (losses) on financial transactions	484	1,113	925	383	736	582
Other operating income *	(223)	(125)	(261)	(180)	(249)	(232)
Gross income	12,928	13,821	13,738	13,732	14,017	14,706
Operating expenses	(5,557)	(5,560)	(5,545)	(5,579)	(5,878)	(5,878)
General administrative expenses	(4,955)	(5,006)	(4,969)	(4,990)	(5,206)	(5,178)
Personnel	(2,573)	(2,630)	(2,713)	(2,797)	(2,872)	(2,983)
Other general administrative expenses	(2,382)	(2,376)	(2,255)	(2,193)	(2,334)	(2,195)
Depreciation and amortisation	(601)	(553)	(576)	(589)	(672)	(700)
Net operating income	7,371	8,261	8,193	8,153	8,139	8,828
Net loan-loss provisions	(3,237)	(3,401)	(3,654)	(3,058)	(3,545)	(3,791)
Other income	(28)	(34)	106	(13)	130	(36)
Profit before taxes	4,106	4,827	4,644	5,083	4,724	5,001
Tax on profit	(878)	(1,002)	(874)	(891)	(1,100)	(1,144)
Profit from continuing operations	3,228	3,825	3,770	4,192	3,624	3,856
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	3,228	3,825	3,770	4,192	3,624	3,856
Minority interests	724	813	860	968	807	902
Attributable profit to the Group	2,504	3,012	2,910	3,225	2,817	2,954
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	403,181	434,237	444,689	462,295	480,702	501,609
Trading portfolio (w/o loans)	203,446	205,512	211,949	181,988	275,379	269,846
Available-for-sale financial assets	62,606	69,858	69,645	82,629	67,130	69,887
Due from credit institutions **	150,376	123,543	163,276	126,112	139,476	124,233
Intangible assets and property and equipment	7,120	7,023	6,663	7,864	8,147	8,071
Other assets	101,544	97,312	92,864	99,082	104,415	101,354
Total assets/liabilities & shareholders’ equity	928,273	937,484	989,085	959,970	1,075,250	1,075,000
Customer deposits **	461,025	439,325	487,683	511,501	511,307	504,032
Marketable debt securities **	44,957	67,634	64,439	58,350	74,174	82,758
Subordinated debt **	17,043	17,192	17,456	19,446	19,849	20,706
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	106,691	138,872	111,780	109,924	164,689	148,054
Other liabilities	216,355	191,277	226,100	175,028	224,700	233,697
Stockholders’ equity ***	82,202	83,185	81,627	85,721	80,531	85,753
Other managed and marketed customer funds	198,447	207,656	210,870	205,892	218,327	220,166
Mutual funds	198,447	207,656	210,870	205,892	218,327	220,166
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	721,473	731,806	780,448	795,189	823,657	827,662

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	896	856	40	4.7
Net fees	183	160	23	14.4
Gains (losses) on financial transactions	101	59	43	73.0
Other operating income *	8	10	(2)	(16.8)
Gross income	1,188	1,084	104	9.6
Operating expenses	(494)	(411)	(83)	20.1
General administrative expenses	(451)	(377)	(74)	19.6
Personnel	(280)	(231)	(49)	21.2
Other general administrative expenses	(171)	(146)	(25)	17.1
Depreciation and amortisation	(43)	(34)	(9)	25.7
Net operating income	694	672	21	3.2
Net loan-loss provisions	(258)	(234)	(24)	10.2
Other income	3	(9)	13	—
Profit before taxes	439	429	10	2.4
Tax on profit	(74)	(62)	(12)	19.7
Profit from continuing operations	366	367	(2)	(0.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	366	367	(2)	(0.5)
Minority interests	107	113	(6)	(5.2)
Attributable profit to the Group	259	255	4	1.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount		%
Balance sheet
Customer loans **	33,733	28,701	5,032		17.5
Trading portfolio (w/o loans)	2,918	2,106	812		38.6
Available-for-sale financial assets	2,831	1,796	1,035		57.6
Due from credit institutions **	4,020	2,851	1,169		41.0
Intangible assets and property and equipment	371	281	90		32.0
Other assets	2,621	2,091	531		25.4
Total assets/liabilities & shareholders’ equity	46,495	37,826	8,669		22.9
Customer deposits **	24,203	19,929	4,274		21.4
Marketable debt securities **	7,441	6,146	1,295		21.1
Subordinated debt **	1,023	948	75		7.9
Insurance liabilities	—	—	—		—
Due to credit institutions **	5,795	4,643	1,153		24.8
Other liabilities	5,128	3,703	1,425		38.5
Stockholders’ equity ***	2,904	2,458	446		18.2
Other managed and marketed customer funds	7,792	6,346	1,447		22.8
Mutual funds	5,786	4,850	937		19.3
Pension funds	—	—	—		—
Managed portfolios	2,006	1,496	510		34.1
Managed and marketed customer funds	40,459	33,368	7,091		21.2

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	17.17	20.33	(3.16 p.	)
Efficiency ratio (with amortisations)	41.6	37.9	3.6 p.
NPL ratio	5.73	5.94	(0.21 p.	)
NPL coverage	51.6	51.7	(0.1 p.	)
Number of employees	12,276	11,971	305		2.5
Number of branches	479	481	(2)		(0.4)

Chile

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	408	447	387	491	398	498
Net fees	81	78	83	86	87	96
Gains (losses) on financial transactions	39	20	30	28	66	36
Other operating income *	5	5	5	3	4	4
Gross income	533	551	505	608	554	634
Operating expenses	(201)	(210)	(217)	(226)	(234)	(260)
General administrative expenses	(180)	(197)	(197)	(209)	(213)	(238)
Personnel	(108)	(123)	(122)	(131)	(129)	(151)
Other general administrative expenses	(72)	(74)	(75)	(78)	(84)	(87)
Depreciation and amortisation	(21)	(13)	(20)	(18)	(21)	(22)
Net operating income	332	341	288	382	320	374
Net loan-loss provisions	(116)	(118)	(131)	(156)	(132)	(126)
Other income	(7)	(3)	3	(18)	6	(3)
Profit before taxes	209	220	160	209	195	245
Tax on profit	(33)	(29)	(25)	28	(44)	(30)
Profit from continuing operations	176	192	136	236	150	215
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	176	192	136	236	150	215
Minority interests	53	59	43	74	41	65
Attributable profit to the Group	123	132	92	162	109	150

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	27,993	28,701	29,057	30,550	34,510	33,733
Trading portfolio (w/o loans)	1,764	2,106	2,723	3,075	2,940	2,918
Available-for-sale financial assets	2,454	1,796	2,192	2,274	2,290	2,831
Due from credit institutions **	2,922	2,851	3,630	3,837	4,599	4,020
Intangible assets and property and equipment	313	281	295	347	382	371
Other assets	2,562	2,091	2,749	2,680	3,564	2,621
Total assets/liabilities & shareholders’ equity	38,009	37,826	40,647	42,763	48,285	46,495
Customer deposits **	20,436	19,929	21,294	23,352	26,499	24,203
Marketable debt securities **	5,399	6,146	6,047	6,650	7,404	7,441
Subordinated debt **	1,110	948	1,152	985	1,070	1,023
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	4,548	4,643	5,129	4,382	4,404	5,795
Other liabilities	3,902	3,703	4,497	4,437	5,712	5,128
Stockholders’ equity ***	2,615	2,458	2,527	2,957	3,196	2,904
Other managed and marketed customer funds	5,864	6,346	6,777	7,256	7,871	7,792
Mutual funds	4,427	4,850	5,194	5,564	5,793	5,786
Pension funds	—	—	—	—	—	—
Managed portfolios	1,437	1,496	1,583	1,693	2,078	2,006
Managed and marketed customer funds	32,808	33,368	35,270	38,242	42,845	40,459

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	5.99	5.94	5.98	5.97	5.88	5.73
NPL coverage	50.7	51.7	52.3	52.4	52.0	51.6
Cost of credit	1.82	1.76	1.71	1.75	1.74	1.68

Chile

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	896	936	(41)	(4.4)
Net fees	183	175	8	4.5
Gains (losses) on financial transactions	101	64	37	58.1
Other operating income *	8	11	(3)	(24.0)
Gross income	1,188	1,186	2	0.2
Operating expenses	(494)	(450)	(44)	9.7
General administrative expenses	(451)	(412)	(38)	9.3
Personnel	(280)	(253)	(27)	10.7
Other general administrative expenses	(171)	(160)	(11)	7.0
Depreciation and amortisation	(43)	(38)	(6)	14.9
Net operating income	694	736	(42)	(5.7)
Net loan-loss provisions	(258)	(256)	(2)	0.7
Other income	3	(10)	14	—
Profit before taxes	439	470	(30)	(6.4)
Tax on profit	(74)	(67)	(6)	9.4
Profit from continuing operations	366	402	(36)	(9.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	366	402	(36)	(9.1)
Minority interests	107	123	(16)	(13.4)
Attributable profit to the Group	259	279	(20)	(7.1)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	33,733	30,278	3,455	11.4
Trading portfolio (w/o loans)	2,918	2,221	697	31.4
Available-for-sale financial assets	2,831	1,895	936	49.4
Due from credit institutions **	4,020	3,008	1,013	33.7
Intangible assets and property and equipment	371	297	75	25.1
Other assets	2,621	2,205	416	18.9
Total assets/liabilities & shareholders’ equity	46,495	39,904	6,591	16.5
Customer deposits **	24,203	21,024	3,179	15.1
Marketable debt securities **	7,441	6,483	958	14.8
Subordinated debt **	1,023	1,000	23	2.3
Insurance liabilities	—	—	—	—
Due to credit institutions **	5,795	4,898	898	18.3
Other liabilities	5,128	3,906	1,222	31.3
Stockholders’ equity ***	2,904	2,593	311	12.0
Other managed and marketed customer funds	7,792	6,694	1,098	16.4
Mutual funds	5,786	5,116	670	13.1
Pension funds	—	—	—	—
Managed portfolios	2,006	1,578	428	27.1
Managed and marketed customer funds	40,459	35,201	5,258	14.9

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	445	491	428	531	404	492
Net fees	89	86	92	93	88	94
Gains (losses) on financial transactions	42	22	33	30	67	35
Other operating income *	5	6	6	3	4	4
Gross income	581	605	558	657	562	625
Operating expenses	(219)	(231)	(239)	(244)	(238)	(256)
General administrative expenses	(196)	(216)	(218)	(225)	(216)	(235)
Personnel	(118)	(135)	(135)	(141)	(131)	(149)
Other general administrative expenses	(79)	(81)	(83)	(84)	(85)	(86)
Depreciation and amortisation	(23)	(15)	(22)	(19)	(22)	(22)
Net operating income	362	374	319	413	325	369
Net loan-loss provisions	(127)	(129)	(144)	(168)	(134)	(124)
Other income	(7)	(3)	3	(19)	6	(3)
Profit before taxes	228	242	177	225	197	242
Tax on profit	(36)	(31)	(27)	31	(45)	(29)
Profit from continuing operations	192	210	150	256	153	213
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	192	210	150	256	153	213
Minority interests	58	65	48	80	42	65
Attributable profit to the Group	134	145	102	175	111	148

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	29,871	30,278	30,725	31,513	32,631	33,733
Trading portfolio (w/o loans)	1,883	2,221	2,880	3,172	2,780	2,918
Available-for-sale financial assets	2,618	1,895	2,318	2,345	2,165	2,831
Due from credit institutions **	3,118	3,008	3,838	3,958	4,349	4,020
Intangible assets and property and equipment	334	297	312	358	362	371
Other assets	2,734	2,205	2,906	2,764	3,370	2,621
Total assets/liabilities & shareholders’ equity	40,558	39,904	42,980	44,110	45,656	46,495
Customer deposits **	21,807	21,024	22,517	24,088	25,056	24,203
Marketable debt securities **	5,761	6,483	6,394	6,859	7,001	7,441
Subordinated debt **	1,185	1,000	1,218	1,016	1,012	1,023
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	4,853	4,898	5,424	4,520	4,165	5,795
Other liabilities	4,163	3,906	4,755	4,577	5,401	5,128
Stockholders’ equity ***	2,790	2,593	2,672	3,050	3,022	2,904
Other managed and marketed customer funds	6,257	6,694	7,166	7,485	7,443	7,792
Mutual funds	4,724	5,116	5,492	5,739	5,478	5,786
Pension funds	—	—	—	—	—	—
Managed portfolios	1,533	1,578	1,674	1,746	1,965	2,006
Managed and marketed customer funds	35,009	35,201	37,295	39,447	40,512	40,459

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

Ch$ million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	620,088	648,305	(28,217)	(4.4)
Net fees	126,402	120,926	5,477	4.5
Gains (losses) on financial transactions	70,187	44,403	25,784	58.1
Other operating income *	5,591	7,357	(1,766)	(24.0)
Gross income	822,269	820,991	1,278	0.2
Operating expenses	(341,917)	(311,565)	(30,352)	9.7
General administrative expenses	(311,934)	(285,464)	(26,470)	9.3
Personnel	(193,728)	(174,966)	(18,762)	10.7
Other general administrative expenses	(118,206)	(110,498)	(7,708)	7.0
Depreciation and amortisation	(29,982)	(26,101)	(3,881)	14.9
Net operating income	480,353	509,426	(29,073)	(5.7)
Net loan-loss provisions	(178,450)	(177,266)	(1,184)	0.7
Other income	2,332	(7,102)	9,434	—
Profit before taxes	304,235	325,057	(20,822)	(6.4)
Tax on profit	(51,061)	(46,690)	(4,370)	9.4
Profit from continuing operations	253,174	278,367	(25,193)	(9.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	253,174	278,367	(25,193)	(9.1)
Minority interests	73,846	85,244	(11,399)	(13.4)
Attributable profit to the Group	179,328	193,122	(13,794)	(7.1)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	24,112,256	21,642,312	2,469,943	11.4
Trading portfolio (w/o loans)	2,085,549	1,587,678	497,871	31.4
Available-for-sale financial assets	2,023,435	1,354,485	668,949	49.4
Due from credit institutions **	2,873,800	2,149,940	723,860	33.7
Intangible assets and property and equipment	265,481	212,189	53,292	25.1
Other assets	1,873,698	1,576,360	297,338	18.9
Total assets/liabilities & shareholders’ equity	33,234,218	28,522,964	4,711,254	16.5
Customer deposits **	17,299,950	15,027,577	2,272,373	15.1
Marketable debt securities **	5,318,871	4,634,207	684,663	14.8
Subordinated debt **	731,276	714,810	16,466	2.3
Insurance liabilities	—	—	—	—
Due to credit institutions **	4,142,571	3,500,912	641,658	18.3
Other liabilities	3,665,635	2,792,143	873,492	31.3
Stockholders’ equity ***	2,075,916	1,853,315	222,602	12.0
Other managed and marketed customer funds	5,569,920	4,785,008	784,913	16.4
Mutual funds	4,136,125	3,656,974	479,151	13.1
Pension funds	—	—	—	—
Managed portfolios	1,433,795	1,128,033	305,762	27.1
Managed and marketed customer funds	28,920,017	25,161,602	3,758,415	14.9

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

Ch$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	308,334	339,971	296,294	367,491	279,722	340,367
Net fees	61,313	59,612	63,463	64,562	60,985	65,417
Gains (losses) on financial transactions	29,382	15,021	22,665	20,840	46,042	24,145
Other operating income *	3,411	3,946	3,866	2,051	2,611	2,980
Gross income	402,441	418,550	386,288	454,944	389,360	432,909
Operating expenses	(151,869)	(159,697)	(165,673)	(169,031)	(164,523)	(177,393)
General administrative expenses	(135,955)	(149,509)	(150,700)	(155,926)	(149,578)	(162,356)
Personnel	(81,450)	(93,516)	(93,478)	(97,626)	(90,793)	(102,935)
Other general administrative expenses	(54,505)	(55,993)	(57,222)	(58,299)	(58,785)	(59,421)
Depreciation and amortisation	(15,913)	(10,188)	(14,972)	(13,106)	(14,945)	(15,037)
Net operating income	250,572	258,854	220,615	285,913	224,837	255,516
Net loan-loss provisions	(87,661)	(89,606)	(100,021)	(116,599)	(92,461)	(85,988)
Other income	(5,126)	(1,977)	2,120	(13,438)	4,340	(2,008)
Profit before taxes	157,786	167,271	122,714	155,876	136,715	167,519
Tax on profit	(24,975)	(21,715)	(18,833)	21,170	(31,085)	(19,976)
Profit from continuing operations	132,811	145,556	103,882	177,046	105,630	147,544
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	132,811	145,556	103,882	177,046	105,630	147,544
Minority interests	40,073	45,172	33,154	55,573	29,047	44,798
Attributable profit to the Group	92,738	100,384	70,728	121,473	76,583	102,745

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	21,351,994	21,642,312	21,962,215	22,525,228	23,324,691	24,112,256
Trading portfolio (w/o loans)	1,345,769	1,587,678	2,058,276	2,267,402	1,986,953	2,085,549
Available-for-sale financial assets	1,871,483	1,354,485	1,656,941	1,676,518	1,547,496	2,023,435
Due from credit institutions **	2,228,999	2,149,940	2,743,727	2,829,090	3,108,653	2,873,800
Intangible assets and property and equipment	238,548	212,189	223,326	255,870	258,454	265,481
Other assets	1,954,301	1,576,360	2,077,558	1,975,977	2,408,832	1,873,698
Total assets/liabilities & shareholders’ equity	28,991,095	28,522,964	30,722,042	31,530,086	32,635,077	33,234,218
Customer deposits **	15,587,270	15,027,577	16,094,833	17,217,818	17,910,204	17,299,950
Marketable debt securities **	4,117,862	4,634,207	4,570,224	4,902,966	5,004,370	5,318,871
Subordinated debt **	846,837	714,810	870,952	725,916	723,272	731,276
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	3,468,685	3,500,912	3,876,721	3,231,070	2,976,825	4,142,571
Other liabilities	2,975,939	2,792,143	3,399,220	3,271,869	3,860,523	3,665,635
Stockholders’ equity ***	1,994,502	1,853,315	1,910,091	2,180,448	2,159,883	2,075,916
Other managed and marketed customer funds	4,472,554	4,785,008	5,122,202	5,350,036	5,319,970	5,569,920
Mutual funds	3,376,825	3,656,974	3,925,929	4,102,113	3,915,566	4,136,125
Pension funds	—	—	—	—	—	—
Managed portfolios	1,095,730	1,128,033	1,196,273	1,247,923	1,404,403	1,433,795
Managed and marketed customer funds	25,024,523	25,161,602	26,658,212	28,196,736	28,957,816	28,920,017

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	2,927	2,237	690	30.8
Net fees	449	336	112	33.3
Gains (losses) on financial transactions	133	44	89	203.4
Other operating income *	168	49	119	245.7
Gross income	3,676	2,666	1,010	37.9
Operating expenses	(1,293)	(949)	(343)	36.1
General administrative expenses	(1,150)	(844)	(306)	36.2
Personnel	(670)	(481)	(189)	39.3
Other general administrative expenses	(480)	(363)	(117)	32.1
Depreciation and amortisation	(142)	(105)	(37)	35.7
Net operating income	2,383	1,716	667	38.9
Net loan-loss provisions	(1,394)	(1,046)	(348)	33.3
Other income	(60)	(5)	(55)	—
Profit before taxes	930	665	265	39.8
Tax on profit	(268)	(199)	(68)	34.3
Profit from continuing operations	662	466	196	42.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	662	466	196	42.1
Minority interests	200	109	91	82.8
Attributable profit to the Group	462	356	106	29.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount		%
Balance sheet
Customer loans **	76,121	60,006	16,115		26.9
Trading portfolio (w/o loans)	284	248	36		14.3
Available-for-sale financial assets	16,741	8,228	8,513		103.5
Due from credit institutions **	3,773	2,228	1,545		69.3
Intangible assets and property and equipment	7,854	4,594	3,260		71.0
Other assets	6,793	6,559	234		3.6
Total assets/liabilities & shareholders’ equity	111,566	81,864	29,702		36.3
Customer deposits **	52,516	39,878	12,638		31.7
Marketable debt securities **	20,942	14,373	6,569		45.7
Subordinated debt **	845	680	165		24.3
Insurance liabilities	—	—	—		—
Due to credit institutions **	20,580	12,580	8,000		63.6
Other liabilities	6,574	4,058	2,516		62.0
Stockholders’ equity ***	10,109	10,296	(187)		(1.8)
Other managed and marketed customer funds	11,233	5,731	5,502		96.0
Mutual funds	5,207	844	4,363		516.9
Pension funds	—	—	—		—
Managed portfolios	6,026	4,887	1,139		23.3
Managed and marketed customer funds	85,536	60,661	24,875		41.0

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	9.20	7.31	1.90 p.
Efficiency ratio (with amortisations)	35.2	35.6	(0.5p.	)
NPL ratio	2.30	2.93	(0.63p.	)
NPL coverage	223.3	165.0	58.3 p.
Number of employees	16,466	15,594	872		5.6
Number of branches	783	811	(28)		(3.5)

USA

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,098	1,139	1,185	1,220	1,421	1,506
Net fees	164	173	169	177	220	229
Gains (losses) on financial transactions	28	15	62	57	34	98
Other operating income *	16	32	41	65	91	77
Gross income	1,306	1,359	1,457	1,519	1,766	1,910
Operating expenses	(476)	(473)	(516)	(566)	(630)	(662)
General administrative expenses	(417)	(428)	(459)	(509)	(561)	(589)
Personnel	(235)	(247)	(259)	(289)	(328)	(342)
Other general administrative expenses	(182)	(181)	(200)	(220)	(233)	(246)
Depreciation and amortisation	(60)	(45)	(57)	(57)	(69)	(74)
Net operating income	830	886	941	953	1,136	1,247
Net loan-loss provisions	(547)	(499)	(611)	(576)	(639)	(754)
Other income	(2)	(3)	(14)	30	(18)	(42)
Profit before taxes	281	384	317	407	479	451
Tax on profit	(79)	(120)	(72)	(98)	(133)	(135)
Profit from continuing operations	202	264	244	309	346	316
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	202	264	244	309	346	316
Minority interests	44	65	49	61	100	100
Attributable profit to the Group	158	199	195	248	246	216

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	59,088	60,006	63,729	67,175	78,763	76,121
Trading portfolio (w/o loans)	127	248	240	926	357	284
Available-for-sale financial assets	8,971	8,228	11,627	12,695	16,497	16,741
Due from credit institutions **	2,065	2,228	2,341	2,462	3,549	3,773
Intangible assets and property and equipment	3,245	4,594	5,966	6,858	7,925	7,854
Other assets	5,144	6,559	5,723	6,864	6,653	6,793
Total assets/liabilities & shareholders’ equity	78,639	81,864	89,626	96,982	113,744	111,566
Customer deposits **	39,551	39,878	44,298	46,575	54,462	52,516
Marketable debt securities **	12,436	14,373	15,810	16,000	19,221	20,942
Subordinated debt **	683	680	755	772	891	845
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	12,053	12,580	13,717	17,254	23,437	20,580
Other liabilities	3,825	4,058	4,723	5,869	5,843	6,574
Stockholders’ equity ***	10,092	10,296	10,323	10,513	9,889	10,109
Other managed and marketed customer funds	5,356	5,731	6,855	7,552	12,773	11,233
Mutual funds	843	844	1,431	1,640	6,020	5,207
Pension funds	—	—	—	—	—	—
Managed portfolios	4,514	4,887	5,424	5,912	6,753	6,026
Managed and marketed customer funds	58,025	60,661	67,718	70,897	87,347	85,536

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	2.88	2.93	2.68	2.54	2.30	2.30
NPL coverage	163.3	165.0	184.1	192.8	210.7	223.3
Cost of credit	2.94	3.15	3.40	3.45	3.40	3.54

USA

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	2,927	2,750	176	6.4
Net fees	449	414	35	8.4
Gains (losses) on financial transactions	133	54	79	146.8
Other operating income *	168	60	108	181.2
Gross income	3,676	3,278	398	12.2
Operating expenses	(1,293)	(1,167)	(125)	10.7
General administrative expenses	(1,150)	(1,038)	(112)	10.8
Personnel	(670)	(592)	(79)	13.3
Other general administrative expenses	(480)	(446)	(33)	7.4
Depreciation and amortisation	(142)	(129)	(13)	10.4
Net operating income	2,383	2,110	273	12.9
Net loan-loss provisions	(1,394)	(1,286)	(108)	8.4
Other income	(60)	(7)	(53)	795.0
Profit before taxes	930	818	112	13.7
Tax on profit	(268)	(245)	(23)	9.2
Profit from continuing operations	662	573	89	15.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	662	573	89	15.6
Minority interests	200	135	65	48.6
Attributable profit to the Group	462	438	24	5.4

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	76,121	73,247	2,874	3.9
Trading portfolio (w/o loans)	284	303	(19)	(6.3)
Available-for-sale financial assets	16,741	10,044	6,697	66.7
Due from credit institutions **	3,773	2,720	1,053	38.7
Intangible assets and property and equipment	7,854	5,608	2,247	40.1
Other assets	6,793	8,007	(1,214)	(15.2)
Total assets/liabilities & shareholders’ equity	111,566	99,928	11,638	11.6
Customer deposits **	52,516	48,677	3,839	7.9
Marketable debt securities **	20,942	17,544	3,397	19.4
Subordinated debt **	845	830	16	1.9
Insurance liabilities	—	—	—	—
Due to credit institutions **	20,580	15,356	5,225	34.0
Other liabilities	6,574	4,953	1,621	32.7
Stockholders’ equity ***	10,109	12,568	(2,459)	(19.6)
Other managed and marketed customer funds	11,233	6,996	4,238	60.6
Mutual funds	5,207	1,030	4,177	405.4
Pension funds	—	—	—	—
Managed portfolios	6,026	5,965	61	1.0
Managed and marketed customer funds	85,536	74,047	11,489	15.5

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

USA

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,349	1,401	1,408	1,365	1,434	1,493
Net fees	201	212	201	198	222	227
Gains (losses) on financial transactions	35	19	74	65	35	98
Other operating income *	20	40	49	75	92	76
Gross income	1,605	1,672	1,733	1,703	1,783	1,893
Operating expenses	(585)	(582)	(613)	(636)	(636)	(657)
General administrative expenses	(512)	(526)	(546)	(572)	(567)	(583)
Personnel	(288)	(304)	(308)	(325)	(331)	(339)
Other general administrative expenses	(224)	(223)	(238)	(248)	(235)	(244)
Depreciation and amortisation	(73)	(56)	(67)	(64)	(69)	(73)
Net operating income	1,020	1,090	1,119	1,067	1,147	1,237
Net loan-loss provisions	(672)	(614)	(728)	(644)	(645)	(748)
Other income	(3)	(4)	(17)	36	(19)	(41)
Profit before taxes	345	473	375	459	483	447
Tax on profit	(97)	(148)	(85)	(110)	(134)	(134)
Profit from continuing operations	248	325	290	350	349	313
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	248	325	290	350	349	313
Minority interests	54	81	58	68	101	99
Attributable profit to the Group	194	244	232	282	248	214

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	72,813	73,247	71,668	72,891	75,736	76,121
Trading portfolio (w/o loans)	156	303	270	1,005	343	284
Available-for-sale financial assets	11,054	10,044	13,076	13,775	15,863	16,741
Due from credit institutions **	2,544	2,720	2,633	2,672	3,413	3,773
Intangible assets and property and equipment	3,999	5,608	6,710	7,442	7,621	7,854
Other assets	6,339	8,007	6,436	7,448	6,397	6,793
Total assets/liabilities & shareholders’ equity	96,905	99,928	100,793	105,233	109,373	111,566
Customer deposits **	48,737	48,677	49,817	50,537	52,369	52,516
Marketable debt securities **	15,324	17,544	17,780	17,361	18,482	20,942
Subordinated debt **	841	830	849	837	857	845
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	14,853	15,356	15,426	18,722	22,537	20,580
Other liabilities	4,713	4,953	5,312	6,368	5,619	6,574
Stockholders’ equity ***	12,437	12,568	11,609	11,408	9,509	10,109
Other managed and marketed customer funds	6,601	6,996	7,709	8,194	12,282	11,233
Mutual funds	1,038	1,030	1,609	1,779	5,789	5,207
Pension funds	—	—	—	—	—	—
Managed portfolios	5,562	5,965	6,100	6,415	6,493	6,026
Managed and marketed customer funds	71,503	74,047	76,155	76,930	83,990	85,536

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

USA

US$ million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	3,262	3,065	196	6.4
Net fees	500	461	39	8.4
Gains (losses) on financial transactions	148	60	88	146.8
Other operating income *	187	67	121	181.2
Gross income	4,097	3,653	444	12.2
Operating expenses	(1,441)	(1,301)	(139)	10.7
General administrative expenses	(1,282)	(1,157)	(125)	10.8
Personnel	(747)	(660)	(88)	13.3
Other general administrative expenses	(535)	(498)	(37)	7.4
Depreciation and amortisation	(159)	(144)	(15)	10.4
Net operating income	2,656	2,352	304	12.9
Net loan-loss provisions	(1,553)	(1,433)	(120)	8.4
Other income	(67)	(7)	(59)	795.0
Profit before taxes	1,036	912	125	13.7
Tax on profit	(298)	(273)	(25)	9.2
Profit from continuing operations	738	638	99	15.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	738	638	99	15.6
Minority interests	223	150	73	48.6
Attributable profit to the Group	515	488	26	5.4

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Customer loans **	85,171	81,956	3,216	3.9
Trading portfolio (w/o loans)	317	339	(21)	(6.3)
Available-for-sale financial assets	18,732	11,238	7,494	66.7
Due from credit institutions **	4,222	3,043	1,178	38.7
Intangible assets and property and equipment	8,788	6,274	2,514	40.1
Other assets	7,601	8,959	(1,358)	(15.2)
Total assets/liabilities & shareholders’ equity	124,831	111,809	13,022	11.6
Customer deposits **	58,760	54,465	4,295	7.9
Marketable debt securities **	23,432	19,630	3,801	19.4
Subordinated debt **	946	928	17	1.9
Insurance liabilities	—	—	—	—
Due to credit institutions **	23,027	17,182	5,846	34.0
Other liabilities	7,356	5,542	1,813	32.7
Stockholders’ equity ***	11,311	14,062	(2,751)	(19.6)
Other managed and marketed customer funds	12,569	7,828	4,742	60.6
Mutual funds	5,827	1,153	4,674	405.4
Pension funds	—	—	—	—
Managed portfolios	6,743	6,675	68	1.0
Managed and marketed customer funds	95,707	82,851	12,855	15.5

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

USA

US$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,504	1,562	1,570	1,521	1,598	1,664
Net fees	224	237	224	221	247	253
Gains (losses) on financial transactions	39	21	83	72	38	109
Other operating income *	22	44	55	84	103	84
Gross income	1,789	1,864	1,931	1,898	1,987	2,110
Operating expenses	(652)	(649)	(684)	(709)	(709)	(732)
General administrative expenses	(571)	(587)	(609)	(638)	(631)	(650)
Personnel	(321)	(338)	(343)	(362)	(369)	(378)
Other general administrative expenses	(249)	(248)	(266)	(276)	(262)	(272)
Depreciation and amortisation	(82)	(62)	(75)	(71)	(77)	(82)
Net operating income	1,137	1,215	1,248	1,189	1,278	1,378
Net loan-loss provisions	(749)	(684)	(811)	(718)	(719)	(834)
Other income	(3)	(4)	(19)	40	(21)	(46)
Profit before taxes	385	527	418	512	538	498
Tax on profit	(108)	(165)	(94)	(122)	(149)	(149)
Profit from continuing operations	276	362	324	390	389	349
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	276	362	324	390	389	349
Minority interests	60	90	65	76	112	111
Attributable profit to the Group	216	272	259	314	277	238

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	81,470	81,956	80,190	81,558	84,741	85,171
Trading portfolio (w/o loans)	174	339	302	1,124	384	317
Available-for-sale financial assets	12,369	11,238	14,630	15,413	17,749	18,732
Due from credit institutions **	2,847	3,043	2,946	2,990	3,819	4,222
Intangible assets and property and equipment	4,475	6,274	7,507	8,327	8,527	8,788
Other assets	7,092	8,959	7,201	8,334	7,158	7,601
Total assets/liabilities & shareholders’ equity	108,427	111,809	112,777	117,745	122,377	124,831
Customer deposits **	54,532	54,465	55,740	56,546	58,596	58,760
Marketable debt securities **	17,146	19,630	19,894	19,425	20,680	23,432
Subordinated debt **	941	928	950	937	958	946
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	16,619	17,182	17,260	20,948	25,216	23,027
Other liabilities	5,273	5,542	5,943	7,125	6,287	7,356
Stockholders’ equity ***	13,915	14,062	12,989	12,764	10,640	11,311
Other managed and marketed customer funds	7,385	7,828	8,626	9,168	13,742	12,569
Mutual funds	1,162	1,153	1,801	1,991	6,477	5,827
Pension funds	—	—	—	—	—	—
Managed portfolios	6,224	6,675	6,825	7,178	7,265	6,743
Managed and marketed customer funds	80,005	82,851	85,210	86,077	93,976	95,707

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Corporate Activities

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	(930)	(1,023)	92	(9.0)
Net fees	(24)	(14)	(10)	71.5
Gains (losses) on financial transactions	263	550	(288)	(52.3)
Other operating income	37	25	12	45.7
Dividends	39	15	25	165.0
Income from equity-accounted method	(22)	(15)	(7)	46.5
Other operating income/expenses	20	26	(6)	(22.9)
Gross income	(655)	(461)	(193)	42.0
Operating expenses	(413)	(389)	(25)	6.3
General administrative expenses	(380)	(320)	(60)	18.8
Personnel	(140)	(129)	(11)	8.4
Other general administrative expenses	(241)	(192)	(49)	25.7
Depreciation and amortisation	(33)	(69)	36	(51.9)
Net operating income	(1,068)	(850)	(218)	25.6
Net loan-loss provisions	(0)	0	(0)	—
Other income	(294)	(139)	(155)	111.1
Ordinary profit before taxes	(1,362)	(989)	(373)	37.7
Tax on profit	62	137	(76)	(55.2)
Ordinary profit from continuing operations	(1,300)	(852)	(449)	52.7
Net profit from discontinued operations	0	—	0	—
Ordinary consolidated profit	(1,300)	(852)	(449)	52.7
Minority interests	25	(3)	28	—
Ordinary attributable profit to the Group	(1,326)	(849)	(477)	56.2

			Variation
	30.06.15	30.06.14	Amount	%
Balance sheet
Trading portfolio (w/o loans)	3,062	3,297	(234)	(7.1)
Available-for-sale financial assets	7,509	6,863	645	9.4
Investments	774	542	232	42.9
Goodwill	28,594	26,663	1,930	7.2
Liquidity lent to the Group	22,744	24,882	(2,138)	(8.6)
Capital assigned to Group areas	78,732	70,229	8,503	12.1
Other assets	74,264	53,591	20,673	38.6
Total assets/liabilities & shareholders’ equity	215,679	186,067	29,611	15.9
Customer deposits *	2,221	1,563	658	42.1
Marketable debt securities *	48,449	60,754	(12,305)	(20.3)
Subordinated debt	6,861	5,263	1,598	30.4
Other liabilities	66,476	45,281	21,195	46.8
Stockholders’ equity ***	91,672	73,206	18,466	25.2
Other managed and marketed customer funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	57,530	67,580	(10,050)	(14.9)

(**).-	Including all on-balance sheet balances for this item
(**).-	Capital + reserves + profit + valuation adjustments

Resources
Number of employees	2,913	2,556	357	14.0

Corporate Activities

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	(534)	(489)	(461)	(453)	(483)	(448)
Net fees	(8)	(6)	(5)	(18)	(15)	(9)
Gains (losses) on financial transactions	302	248	456	449	247	16
Other operating income	16	10	20	14	(1)	38
Dividends	5	10	11	5	1	38
Income from equity-accounted method	0	(15)	(10)	(3)	(12)	(10)
Other operating income/expenses	10	15	19	13	10	10
Gross income	(224)	(237)	10	(7)	(252)	(403)
Operating expenses	(191)	(197)	(194)	(181)	(208)	(205)
General administrative expenses	(164)	(156)	(163)	(169)	(183)	(197)
Personnel	(67)	(62)	(39)	(75)	(69)	(71)
Other general administrative expenses	(97)	(94)	(124)	(94)	(115)	(126)
Depreciation and amortisation	(27)	(41)	(30)	(12)	(25)	(8)
Net operating income	(416)	(434)	(183)	(188)	(460)	(608)
Net loan-loss provisions	1	(1)	0	2	0	(0)
Other income	(72)	(67)	(90)	(342)	(117)	(177)
Ordinary profit before taxes	(487)	(502)	(273)	(529)	(576)	(786)
Tax on profit	79	59	11	(143)	19	43
Ordinary profit from continuing operations	(408)	(444)	(262)	(671)	(557)	(743)
Net profit from discontinued operations	—	—	—	—	0	—
Ordinary consolidated profit	(408)	(444)	(262)	(671)	(557)	(743)
Minority interests	(3)	(0)	(2)	9	27	(2)
Ordinary attributable profit to the Group	(405)	(444)	(259)	(681)	(585)	(741)

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Trading portfolio (w/o loans)	2,947	3,297	3,934	2,916	3,866	3,062
Available-for-sale financial assets	6,892	6,863	6,375	7,285	7,748	7,509
Investments	276	542	593	643	816	774
Goodwill	26,056	26,663	27,364	27,548	28,667	28,594
Liquidity lent to the Group	28,985	24,882	26,437	42,130	34,627	22,744
Capital assigned to Group areas	70,542	70,229	71,157	72,189	80,711	78,732
Other assets	49,132	53,591	52,134	56,131	63,459	74,264
Total assets/liabilities & shareholders’ equity	184,831	186,067	187,994	208,842	219,894	215,679
Customer deposits*	1,379	1,563	1,665	5,279	2,597	2,221
Marketable debt securities*	62,102	60,754	56,539	59,954	53,504	48,449
Subordinated debt	4,173	5,263	3,481	4,107	5,855	6,861
Other liabilities	45,195	45,281	51,504	63,229	62,520	66,476
Stockholders’ equity ***	71,982	73,206	74,806	76,272	95,418	91,672
Other managed and marketed customer funds	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	67,654	67,580	61,685	69,340	61,956	57,530

(*).-	Including all on-balance sheet balances for this item
(**).-	Capital + reserves + profit + valuation adjustments

Retail Banking

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	15,779	14,175	1,604	11.3
Net fees	4,378	4,043	335	8.3
Gains (losses) on financial transactions	461	207	254	122.7
Other operating income *	353	73	280	383.6
Gross income	20,970	18,498	2,473	13.4
Operating expenses	(9,277)	(8,371)	(906)	10.8
General administrative expenses	(8,237)	(7,406)	(830)	11.2
Personnel	(4,869)	(4,324)	(546)	12.6
Other general administrative expenses	(3,367)	(3,082)	(285)	9.2
Depreciation and amortisation	(1,040)	(965)	(76)	7.8
Net operating income	11,694	10,127	1,567	15.5
Net loan-loss provisions	(4,638)	(4,876)	237	(4.9)
Other income	(814)	(609)	(206)	33.8
Ordinary profit before taxes	6,241	4,643	1,599	34.4
Tax on profit	(1,619)	(1,124)	(495)	44.0
Ordinary profit from continuing operations	4,622	3,519	1,104	31.4
Net profit from discontinued operations	0	(0)	0	—
Ordinary consolidated profit	4,622	3,518	1,104	31.4
Minority interests	602	522	80	15.4
Ordinary attributable profit to the Group	4,020	2,996	1,024	34.2

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	6,957	7,218	7,333	7,499	7,786	7,993
Net fees	2,001	2,042	2,103	2,186	2,185	2,193
Gains (losses) on financial transactions	117	90	219	221	162	298
Other operating income *	(1)	74	50	102	165	188
Gross income	9,074	9,423	9,705	10,008	10,298	10,673
Operating expenses	(4,164)	(4,207)	(4,356)	(4,509)	(4,618)	(4,659)
General administrative expenses	(3,652)	(3,754)	(3,880)	(4,014)	(4,112)	(4,125)
Personnel	(2,130)	(2,193)	(2,261)	(2,330)	(2,403)	(2,466)
Other general administrative expenses	(1,521)	(1,561)	(1,619)	(1,684)	(1,708)	(1,659)
Depreciation and amortisation	(512)	(452)	(476)	(495)	(506)	(534)
Net operating income	4,910	5,217	5,349	5,499	5,680	6,013
Net loan-loss provisions	(2,512)	(2,363)	(2,562)	(2,303)	(2,323)	(2,315)
Other income	(270)	(339)	(410)	(329)	(360)	(454)
Ordinary profit before taxes	2,128	2,514	2,377	2,868	2,998	3,244
Tax on profit	(510)	(615)	(533)	(620)	(781)	(838)
Ordinary profit from continuing operations	1,619	1,900	1,844	2,248	2,217	2,406
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0
Ordinary consolidated profit	1,618	1,900	1,838	2,228	2,217	2,406
Minority interests	243	279	257	253	283	319
Ordinary attributable profit to the Group	1,375	1,621	1,581	1,975	1,933	2,087

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	15,779	14,902	877	5.9
Net fees	4,378	4,179	199	4.8
Gains (losses) on financial transactions	461	234	227	97.2
Other operating income *	353	84	269	319.1
Gross income	20,970	19,399	1,571	8.1
Operating expenses	(9,277)	(8,749)	(528)	6.0
General administrative expenses	(8,237)	(7,733)	(503)	6.5
Personnel	(4,869)	(4,526)	(344)	7.6
Other general administrative expenses	(3,367)	(3,208)	(159)	5.0
Depreciation and amortisation	(1,040)	(1,015)	(25)	2.5
Net operating income	11,694	10,650	1,043	9.8
Net loan-loss provisions	(4,638)	(5,101)	463	(9.1)
Other income	(814)	(611)	(204)	33.3
Ordinary profit before taxes	6,241	4,939	1,303	26.4
Tax on profit	(1,619)	(1,196)	(423)	35.4
Ordinary profit from continuing operations	4,622	3,743	880	23.5
Net profit from discontinued operations	0	(0)	0	—
Ordinary consolidated profit	4,622	3,742	880	23.5
Minority interests	602	552	50	9.1
Ordinary attributable profit to the Group	4,020	3,190	830	26.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE:	In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	7,377	7,525	7,527	7,729	7,769	8,010
Net fees	2,085	2,094	2,127	2,219	2,175	2,202
Gains (losses) on financial transactions	131	103	231	228	164	297
Other operating income *	3	81	57	111	166	187
Gross income	9,596	9,803	9,942	10,287	10,274	10,696
Operating expenses	(4,386)	(4,362)	(4,454)	(4,628)	(4,608)	(4,669)
General administrative expenses	(3,842)	(3,891)	(3,966)	(4,117)	(4,103)	(4,134)
Personnel	(2,245)	(2,281)	(2,319)	(2,395)	(2,400)	(2,469)
Other general administrative expenses	(1,597)	(1,610)	(1,647)	(1,722)	(1,703)	(1,664)
Depreciation and amortisation	(544)	(471)	(488)	(511)	(505)	(535)
Net operating income	5,209	5,441	5,488	5,659	5,666	6,028
Net loan-loss provisions	(2,661)	(2,440)	(2,620)	(2,365)	(2,313)	(2,325)
Other income	(275)	(336)	(399)	(326)	(355)	(459)
Ordinary profit before taxes	2,274	2,665	2,469	2,969	2,999	3,243
Tax on profit	(544)	(652)	(552)	(637)	(780)	(839)
Ordinary profit from continuing operations	1,730	2,012	1,917	2,332	2,219	2,404
Net profit from discontinued operations	(0)	(0)	(7)	(20)	0	0
Ordinary consolidated profit	1,730	2,012	1,911	2,312	2,219	2,404
Minority interests	258	294	263	268	284	318
Ordinary attributable profit to the Group	1,472	1,719	1,648	2,044	1,934	2,086

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE:	In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking Continental Europe

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	4,080	3,794	285	7.5
Net fees	1,419	1,452	(33)	(2.3)
Gains (losses) on financial transactions	80	91	(10)	(11.5)
Other operating income *	148	(31)	179	—
Gross income	5,727	5,306	421	7.9
Operating expenses	(2,763)	(2,706)	(57)	2.1
General administrative expenses	(2,482)	(2,417)	(65)	2.7
Personnel	(1,500)	(1,468)	(32)	2.2
Other general administrative expenses	(982)	(949)	(34)	3.5
Depreciation and amortisation	(281)	(289)	9	(3.0)
Net operating income	2,965	2,600	364	14.0
Net loan-loss provisions	(966)	(1,209)	243	(20.1)
Other income	(152)	(159)	7	(4.3)
Profit before taxes	1,846	1,233	614	49.8
Tax on profit	(479)	(291)	(188)	64.5
Profit from continuing operations	1,368	942	426	45.3
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	1,368	941	427	45.3
Minority interests	135	72	63	86.5
Attributable profit to the Group	1,233	869	364	41.9

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,862	1,932	1,922	2,002	2,037	2,043
Net fees	733	719	704	724	704	715
Gains (losses) on financial transactions	38	53	42	174	69	11
Other operating income *	(23)	(8)	(21)	12	66	82
Gross income	2,611	2,696	2,647	2,912	2,877	2,851
Operating expenses	(1,366)	(1,340)	(1,314)	(1,337)	(1,375)	(1,388)
General administrative expenses	(1,211)	(1,205)	(1,180)	(1,196)	(1,240)	(1,242)
Personnel	(740)	(728)	(718)	(735)	(738)	(762)
Other general administrative expenses	(472)	(477)	(462)	(462)	(502)	(480)
Depreciation and amortisation	(155)	(135)	(134)	(141)	(134)	(146)
Net operating income	1,245	1,356	1,333	1,574	1,502	1,462
Net loan-loss provisions	(621)	(588)	(568)	(563)	(537)	(429)
Other income	(63)	(97)	(89)	42	(64)	(88)
Profit before taxes	561	671	676	1,054	900	946
Tax on profit	(126)	(165)	(169)	(294)	(235)	(244)
Profit from continuing operations	435	506	506	760	665	703
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0
Consolidated profit	435	506	500	740	665	703
Minority interests	36	37	45	48	69	66
Attributable profit to the Group	400	469	455	692	596	637

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	4,080	3,792	288	7.6
Net fees	1,419	1,454	(35)	(2.4)
Gains (losses) on financial transactions	80	91	(11)	(11.6)
Other operating income *	148	(31)	178	—
Gross income	5,727	5,306	421	7.9
Operating expenses	(2,763)	(2,706)	(57)	2.1
General administrative expenses	(2,482)	(2,416)	(66)	2.7
Personnel	(1,500)	(1,468)	(31)	2.1
Other general administrative expenses	(982)	(948)	(34)	3.6
Depreciation and amortisation	(281)	(290)	9	(3.1)
Net operating income	2,965	2,600	365	14.0
Net loan-loss provisions	(966)	(1,208)	242	(20.0)
Other income	(152)	(159)	7	(4.4)
Profit before taxes	1,846	1,232	614	49.8
Tax on profit	(479)	(291)	(188)	64.7
Profit from continuing operations	1,368	942	426	45.2
Net profit from discontinued operations	0	(0)	0	—
Consolidated profit	1,368	942	426	45.3
Minority interests	135	73	62	85.1
Attributable profit to the Group	1,233	869	364	41.9

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,862	1,930	1,917	2,008	2,041	2,039
Net fees	734	719	705	726	706	713
Gains (losses) on financial transactions	38	53	42	174	70	11
Other operating income *	(23)	(8)	(21)	12	66	82
Gross income	2,612	2,694	2,643	2,920	2,883	2,844
Operating expenses	(1,367)	(1,339)	(1,314)	(1,339)	(1,377)	(1,385)
General administrative expenses	(1,212)	(1,205)	(1,180)	(1,198)	(1,243)	(1,239)
Personnel	(740)	(728)	(718)	(736)	(739)	(761)
Other general administrative expenses	(472)	(476)	(462)	(462)	(503)	(479)
Depreciation and amortisation	(155)	(135)	(134)	(141)	(135)	(146)
Net operating income	1,245	1,355	1,329	1,581	1,506	1,459
Net loan-loss provisions	(621)	(588)	(568)	(563)	(538)	(428)
Other income	(63)	(97)	(89)	42	(64)	(88)
Profit before taxes	562	670	672	1,060	903	944
Tax on profit	(126)	(165)	(168)	(295)	(236)	(243)
Profit from continuing operations	436	506	504	764	667	701
Net profit from discontinued operations	(0)	(0)	(7)	(20)	0	0
Consolidated profit	436	506	497	745	667	701
Minority interests	36	37	45	49	70	65
Attributable profit to the Group	400	469	453	696	598	635

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	2,405	1,995	410	20.5
Net fees	463	407	55	13.6
Gains (losses) on financial transactions	45	38	7	19.2
Other operating income *	4	9	(5)	(54.0)
Gross income	2,917	2,449	467	19.1
Operating expenses	(1,463)	(1,254)	(209)	16.7
General administrative expenses	(1,227)	(1,036)	(190)	18.4
Personnel	(814)	(675)	(139)	20.5
Other general administrative expenses	(413)	(361)	(52)	14.3
Depreciation and amortisation	(236)	(218)	(19)	8.7
Net operating income	1,454	1,195	258	21.6
Net loan-loss provisions	(106)	(207)	101	(48.7)
Other income	(106)	(103)	(4)	3.7
Profit before taxes	1,241	886	356	40.1
Tax on profit	(262)	(183)	(79)	43.0
Profit from continuing operations	979	702	277	39.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	979	702	277	39.4
Minority interests	17	—	17	—
Attributable profit to the Group	961	702	259	36.9

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	978	1,017	1,078	1,110	1,175	1,230
Net fees	206	201	210	208	230	233
Gains (losses) on financial transactions	21	16	(2)	(32)	4	41
Other operating income *	5	4	8	4	3	1
Gross income	1,210	1,239	1,294	1,290	1,412	1,505
Operating expenses	(625)	(629)	(646)	(692)	(722)	(741)
General administrative expenses	(512)	(524)	(553)	(576)	(608)	(618)
Personnel	(334)	(342)	(367)	(368)	(399)	(415)
Other general administrative expenses	(178)	(183)	(186)	(207)	(209)	(203)
Depreciation and amortisation	(113)	(105)	(92)	(116)	(113)	(123)
Net operating income	586	610	648	598	690	763
Net loan-loss provisions	(116)	(91)	(87)	(32)	(72)	(34)
Other income	(43)	(60)	(74)	(134)	(56)	(51)
Profit before taxes	426	459	488	433	562	679
Tax on profit	(86)	(98)	(105)	(98)	(111)	(151)
Profit from continuing operations	341	361	383	334	451	527
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	341	361	383	334	451	527
Minority interests	—	—	—	—	8	9
Attributable profit to the Group	341	361	383	334	443	518

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	2,405	2,239	166	7.4
Net fees	463	457	6	1.2
Gains (losses) on financial transactions	45	42	3	6.2
Other operating income *	4	10	(6)	(59.0)
Gross income	2,917	2,748	168	6.1
Operating expenses	(1,463)	(1,407)	(56)	4.0
General administrative expenses	(1,227)	(1,163)	(64)	5.5
Personnel	(814)	(758)	(56)	7.4
Other general administrative expenses	(413)	(405)	(8)	1.9
Depreciation and amortisation	(236)	(244)	8	(3.2)
Net operating income	1,454	1,341	112	8.4
Net loan-loss provisions	(106)	(233)	126	(54.3)
Other income	(106)	(115)	9	(7.6)
Profit before taxes	1,241	994	247	24.9
Tax on profit	(262)	(206)	(56)	27.5
Profit from continuing operations	979	788	191	24.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	979	788	191	24.2
Minority interests	17	—	17	—
Attributable profit to the Group	961	788	173	22.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,106	1,133	1,169	1,197	1,192	1,213
Net fees	233	224	227	225	233	229
Gains (losses) on financial transactions	24	18	(2)	(35)	4	40
Other operating income *	5	5	9	4	3	1
Gross income	1,369	1,379	1,403	1,391	1,433	1,483
Operating expenses	(707)	(700)	(700)	(747)	(732)	(731)
General administrative expenses	(579)	(584)	(600)	(621)	(617)	(609)
Personnel	(377)	(380)	(398)	(397)	(405)	(409)
Other general administrative expenses	(202)	(204)	(201)	(224)	(213)	(200)
Depreciation and amortisation	(128)	(116)	(100)	(126)	(115)	(121)
Net operating income	662	679	703	644	701	753
Net loan-loss provisions	(132)	(101)	(93)	(33)	(74)	(33)
Other income	(48)	(67)	(81)	(146)	(57)	(50)
Profit before taxes	482	511	529	465	571	670
Tax on profit	(97)	(109)	(114)	(106)	(113)	(150)
Profit from continuing operations	385	403	415	359	458	521
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	385	403	415	359	458	521
Minority interests	—	—	—	—	8	9
Attributable profit to the Group	385	403	415	359	450	511

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	1,760	1,638	122	7.4
Net fees	339	335	4	1.2
Gains (losses) on financial transactions	33	31	2	6.2
Other operating income *	3	7	(4)	(59.0)
Gross income	2,135	2,011	123	6.1
Operating expenses	(1,071)	(1,030)	(41)	4.0
General administrative expenses	(898)	(851)	(47)	5.5
Personnel	(596)	(555)	(41)	7.4
Other general administrative expenses	(302)	(296)	(6)	1.9
Depreciation and amortisation	(173)	(179)	6	(3.2)
Net operating income	1,064	982	82	8.4
Net loan-loss provisions	(78)	(170)	92	(54.3)
Other income	(78)	(84)	6	(7.6)
Profit before taxes	908	727	181	24.9
Tax on profit	(192)	(151)	(41)	27.5
Profit from continuing operations	716	577	140	24.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	716	577	140	24.2
Minority interests	13	—	13	—
Attributable profit to the Group	704	577	127	22.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	810	829	855	876	873	887
Net fees	171	164	166	164	171	168
Gains (losses) on financial transactions	18	13	(2)	(26)	3	30
Other operating income *	4	4	6	3	3	1
Gross income	1,002	1,009	1,026	1,018	1,049	1,086
Operating expenses	(517)	(512)	(512)	(547)	(536)	(535)
General administrative expenses	(424)	(427)	(439)	(455)	(452)	(446)
Personnel	(276)	(278)	(292)	(291)	(296)	(299)
Other general administrative expenses	(148)	(149)	(147)	(164)	(156)	(146)
Depreciation and amortisation	(93)	(85)	(73)	(92)	(84)	(89)
Net operating income	485	497	515	471	513	551
Net loan-loss provisions	(96)	(74)	(68)	(24)	(54)	(24)
Other income	(35)	(49)	(59)	(107)	(41)	(36)
Profit before taxes	353	374	387	341	418	491
Tax on profit	(71)	(80)	(84)	(78)	(82)	(109)
Profit from continuing operations	282	295	304	263	335	381
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	282	295	304	263	335	381
Minority interests	—	—	—	—	6	7
Attributable profit to the Group	282	295	304	263	329	374

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	6,418	6,186	232	3.7
Net fees	2,092	1,881	211	11.2
Gains (losses) on financial transactions	211	39	172	443.0
Other operating income *	31	45	(13)	(30.1)
Gross income	8,752	8,150	602	7.4
Operating expenses	(3,796)	(3,491)	(306)	8.8
General administrative expenses	(3,414)	(3,137)	(277)	8.8
Personnel	(1,910)	(1,718)	(192)	11.2
Other general administrative expenses	(1,504)	(1,420)	(84)	5.9
Depreciation and amortisation	(382)	(353)	(29)	8.2
Net operating income	4,956	4,660	296	6.4
Net loan-loss provisions	(2,175)	(2,436)	261	(10.7)
Other income	(496)	(342)	(154)	45.1
Ordinary profit before taxes	2,286	1,883	403	21.4
Tax on profit	(616)	(452)	(164)	36.3
Ordinary profit from continuing operations	1,670	1,431	239	16.7
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	1,670	1,431	239	16.7
Minority interests	250	340	(90)	(26.6)
Ordinary attributable profit to the Group	1,420	1,091	329	30.2

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking Latin America

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	3,038	3,148	3,171	3,192	3,178	3,240
Net fees	918	963	1,036	1,098	1,049	1,043
Gains (losses) on financial transactions	32	7	122	24	57	154
Other operating income *	1	43	23	22	3	29
Gross income	3,989	4,161	4,351	4,336	4,286	4,466
Operating expenses	(1,711)	(1,779)	(1,896)	(1,933)	(1,905)	(1,891)
General administrative expenses	(1,526)	(1,611)	(1,703)	(1,752)	(1,715)	(1,699)
Personnel	(832)	(886)	(926)	(950)	(947)	(964)
Other general administrative expenses	(695)	(725)	(777)	(801)	(768)	(735)
Depreciation and amortisation	(185)	(168)	(193)	(181)	(190)	(192)
Net operating income	2,278	2,382	2,455	2,403	2,382	2,574
Net loan-loss provisions	(1,225)	(1,211)	(1,322)	(1,129)	(1,074)	(1,101)
Other income	(162)	(180)	(233)	(266)	(221)	(274)
Ordinary profit before taxes	891	992	900	1,007	1,086	1,199
Tax on profit	(225)	(227)	(185)	(136)	(305)	(311)
Ordinary profit from continuing operations	667	764	715	871	781	889
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	667	764	715	871	781	889
Minority interests	163	176	163	144	107	143
Ordinary attributable profit to the Group	503	588	552	727	674	746

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking Latin America

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	6,418	6,168	250	4.1
Net fees	2,092	1,896	196	10.3
Gains (losses) on financial transactions	211	52	159	307.5
Other operating income *	31	43	(12)	(27.4)
Gross income	8,752	8,158	594	7.3
Operating expenses	(3,796)	(3,504)	(292)	8.3
General administrative expenses	(3,414)	(3,151)	(263)	8.3
Personnel	(1,910)	(1,731)	(180)	10.4
Other general administrative expenses	(1,504)	(1,420)	(83)	5.9
Depreciation and amortisation	(382)	(353)	(29)	8.3
Net operating income	4,956	4,654	302	6.5
Net loan-loss provisions	(2,175)	(2,401)	227	(9.4)
Other income	(496)	(330)	(166)	50.3
Ordinary profit before taxes	2,286	1,923	363	18.9
Tax on profit	(616)	(456)	(160)	35.0
Ordinary profit from continuing operations	1,670	1,467	203	13.8
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	1,670	1,467	203	13.8
Minority interests	250	345	(95)	(27.5)
Ordinary attributable profit to the Group	1,420	1,122	298	26.5

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 1H’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking Latin America

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	3,083	3,084	3,059	3,187	3,127	3,291
Net fees	940	956	1,013	1,095	1,033	1,059
Gains (losses) on financial transactions	37	15	123	27	58	153
Other operating income *	1	42	22	20	2	29
Gross income	4,062	4,097	4,217	4,329	4,220	4,532
Operating expenses	(1,746)	(1,758)	(1,846)	(1,928)	(1,876)	(1,920)
General administrative expenses	(1,557)	(1,594)	(1,659)	(1,747)	(1,689)	(1,725)
Personnel	(851)	(880)	(906)	(951)	(933)	(977)
Other general administrative expenses	(707)	(714)	(752)	(796)	(756)	(748)
Depreciation and amortisation	(189)	(165)	(187)	(181)	(187)	(195)
Net operating income	2,316	2,338	2,371	2,401	2,343	2,613
Net loan-loss provisions	(1,233)	(1,169)	(1,263)	(1,120)	(1,056)	(1,119)
Other income	(161)	(169)	(212)	(258)	(215)	(280)
Ordinary profit before taxes	923	1,000	895	1,023	1,072	1,213
Tax on profit	(230)	(226)	(183)	(134)	(301)	(315)
Ordinary profit from continuing operations	693	774	712	889	772	898
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	693	774	712	889	772	898
Minority interests	168	176	160	151	106	143
Ordinary attributable profit to the Group	524	598	552	738	665	755

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking USA

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	2,876	2,199	677	30.8
Net fees	404	303	101	33.5
Gains (losses) on financial transactions	124	39	85	214.6
Other operating income *	170	50	120	239.5
Gross income	3,574	2,591	983	37.9
Operating expenses	(1,255)	(920)	(335)	36.4
General administrative expenses	(1,114)	(816)	(298)	36.6
Personnel	(646)	(463)	(183)	39.5
Other general administrative expenses	(468)	(353)	(115)	32.7
Depreciation and amortisation	(141)	(104)	(36)	34.9
Net operating income	2,319	1,671	648	38.8
Net loan-loss provisions	(1,391)	(1,024)	(367)	35.9
Other income	(60)	(5)	(55)	—
Profit before taxes	868	642	226	35.2
Tax on profit	(262)	(198)	(64)	32.5
Profit from continuing operations	606	444	162	36.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	606	444	162	36.4
Minority interests	200	109	91	82.8
Attributable profit to the Group	406	335	71	21.3

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,079	1,121	1,163	1,195	1,397	1,480
Net fees	144	159	154	156	202	202
Gains (losses) on financial transactions	25	14	56	54	32	92
Other operating income *	16	34	40	65	93	77
Gross income	1,264	1,328	1,413	1,470	1,723	1,852
Operating expenses	(462)	(459)	(500)	(546)	(617)	(638)
General administrative expenses	(402)	(414)	(444)	(490)	(549)	(565)
Personnel	(225)	(238)	(249)	(276)	(320)	(325)
Other general administrative expenses	(177)	(176)	(195)	(214)	(228)	(240)
Depreciation and amortisation	(60)	(45)	(56)	(56)	(68)	(73)
Net operating income	802	869	913	924	1,106	1,213
Net loan-loss provisions	(550)	(474)	(585)	(579)	(639)	(752)
Other income	(2)	(3)	(14)	30	(18)	(42)
Profit before taxes	250	393	314	374	449	420
Tax on profit	(74)	(124)	(73)	(92)	(130)	(133)
Profit from continuing operations	176	268	241	282	319	287
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	176	268	241	282	319	287
Minority interests	44	65	49	61	100	100
Attributable profit to the Group	132	203	192	222	219	187

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	2,876	2,704	172	6.4
Net fees	404	372	32	8.5
Gains (losses) on financial transactions	124	49	76	155.9
Other operating income *	170	61	108	176.2
Gross income	3,574	3,186	388	12.2
Operating expenses	(1,255)	(1,132)	(123)	10.9
General administrative expenses	(1,114)	(1,003)	(111)	11.1
Personnel	(646)	(569)	(77)	13.5
Other general administrative expenses	(468)	(434)	(34)	7.9
Depreciation and amortisation	(141)	(128)	(13)	9.7
Net operating income	2,319	2,055	265	12.9
Net loan-loss provisions	(1,391)	(1,259)	(132)	10.5
Other income	(60)	(7)	(53)	820.3
Profit before taxes	868	789	79	10.0
Tax on profit	(262)	(243)	(19)	7.8
Profit from continuing operations	606	546	60	11.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	606	546	60	11.0
Minority interests	200	135	65	48.6
Attributable profit to the Group	406	412	(6)	(1.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,326	1,379	1,382	1,337	1,410	1,467
Net fees	177	196	182	174	203	201
Gains (losses) on financial transactions	31	17	68	62	32	92
Other operating income *	20	42	48	75	94	76
Gross income	1,553	1,633	1,680	1,648	1,739	1,836
Operating expenses	(567)	(564)	(595)	(614)	(622)	(633)
General administrative expenses	(494)	(509)	(528)	(551)	(554)	(560)
Personnel	(277)	(292)	(296)	(311)	(323)	(322)
Other general administrative expenses	(217)	(217)	(232)	(240)	(230)	(238)
Depreciation and amortisation	(73)	(55)	(67)	(63)	(69)	(72)
Net operating income	986	1,069	1,085	1,034	1,116	1,203
Net loan-loss provisions	(676)	(583)	(696)	(649)	(645)	(746)
Other income	(3)	(4)	(17)	36	(19)	(41)
Profit before taxes	307	483	373	421	453	416
Tax on profit	(90)	(153)	(86)	(102)	(131)	(131)
Profit from continuing operations	216	330	286	319	322	284
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	216	330	286	319	322	284
Minority interests	54	81	58	68	101	99
Attributable profit to the Group	162	249	228	251	221	185

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	3,206	3,014	192	6.4
Net fees	450	415	35	8.5
Gains (losses) on financial transactions	138	54	84	155.9
Other operating income *	189	69	121	176.2
Gross income	3,984	3,551	433	12.2
Operating expenses	(1,399)	(1,261)	(138)	10.9
General administrative expenses	(1,242)	(1,118)	(124)	11.1
Personnel	(719)	(634)	(85)	13.5
Other general administrative expenses	(522)	(484)	(38)	7.9
Depreciation and amortisation	(157)	(143)	(14)	9.7
Net operating income	2,585	2,290	295	12.9
Net loan-loss provisions	(1,550)	(1,403)	(147)	10.5
Other income	(67)	(7)	(60)	820.3
Profit before taxes	968	880	88	10.0
Tax on profit	(292)	(271)	(21)	7.8
Profit from continuing operations	676	609	67	11.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	676	609	67	11.0
Minority interests	223	150	73	48.6
Attributable profit to the Group	453	459	(6)	(1.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,477	1,536	1,540	1,490	1,571	1,635
Net fees	197	218	203	194	227	224
Gains (losses) on financial transactions	35	19	75	69	36	103
Other operating income *	22	47	54	84	104	85
Gross income	1,731	1,820	1,872	1,836	1,938	2,046
Operating expenses	(632)	(629)	(663)	(684)	(694)	(705)
General administrative expenses	(551)	(567)	(589)	(614)	(617)	(625)
Personnel	(308)	(326)	(330)	(346)	(360)	(359)
Other general administrative expenses	(242)	(242)	(258)	(268)	(257)	(265)
Depreciation and amortisation	(82)	(62)	(74)	(70)	(76)	(81)
Net operating income	1,099	1,192	1,210	1,152	1,244	1,341
Net loan-loss provisions	(754)	(649)	(775)	(723)	(719)	(832)
Other income	(3)	(4)	(19)	40	(21)	(46)
Profit before taxes	342	538	415	469	505	463
Tax on profit	(101)	(170)	(96)	(114)	(146)	(146)
Profit from continuing operations	241	368	319	355	359	317
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	241	368	319	355	359	317
Minority interests	60	90	65	76	112	111
Attributable profit to the Group	181	278	254	279	247	206

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	1,478	1,212	266	22.0
Net fees	754	701	54	7.7
Gains (losses) on financial transactions	344	520	(176)	(33.9)
Other operating income *	175	165	10	6.1
Gross income	2,752	2,599	154	5.9
Operating expenses	(1,013)	(888)	(125)	14.1
General administrative expenses	(896)	(790)	(106)	13.5
Personnel	(564)	(499)	(65)	13.1
Other general administrative expenses	(332)	(291)	(41)	14.1
Depreciation and amortisation	(117)	(98)	(19)	19.5
Net operating income	1,740	1,711	28	1.7
Net loan-loss provisions	(342)	(305)	(37)	12.2
Other income	(19)	(38)	20	(51.0)
Profit before taxes	1,379	1,368	11	0.8
Tax on profit	(386)	(378)	(8)	2.1
Profit from continuing operations	993	991	3	0.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	993	991	3	0.3
Minority interests	72	75	(3)	(4.0)
Attributable profit to the Group	921	915	6	0.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	566	646	600	669	737	741
Net fees	336	365	338	354	352	402
Gains (losses) on financial transactions	348	173	276	(50)	286	58
Other operating income *	32	133	42	95	22	153
Gross income	1,281	1,317	1,257	1,068	1,398	1,355
Operating expenses	(440)	(448)	(467)	(468)	(500)	(513)
General administrative expenses	(392)	(398)	(416)	(417)	(442)	(455)
Personnel	(248)	(251)	(264)	(255)	(274)	(290)
Other general administrative expenses	(144)	(148)	(152)	(162)	(168)	(164)
Depreciation and amortisation	(48)	(50)	(51)	(51)	(59)	(58)
Net operating income	842	869	789	599	898	842
Net loan-loss provisions	(107)	(197)	(133)	(105)	(198)	(144)
Other income	(19)	(19)	1	(65)	4	(23)
Profit before taxes	715	653	658	429	704	675
Tax on profit	(201)	(177)	(188)	(108)	(201)	(184)
Profit from continuing operations	514	476	469	321	503	491
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	514	476	469	321	503	491
Minority interests	36	39	42	29	39	33
Attributable profit to the Group	479	437	428	293	464	457

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

Constant EUR million

			Variation
	1H ‘15	1H ‘14	Amount	%
Income statement
Net interest income	1,478	1,232	246	20.0
Net fees	754	721	34	4.7
Gains (losses) on financial transactions	344	547	(203)	(37.1)
Other operating income *	175	165	10	6.3
Gross income	2,752	2,666	87	3.3
Operating expenses	(1,013)	(929)	(84)	9.1
General administrative expenses	(896)	(830)	(66)	8.0
Personnel	(564)	(525)	(39)	7.5
Other general administrative expenses	(332)	(306)	(27)	8.8
Depreciation and amortisation	(117)	(98)	(18)	18.6
Net operating income	1,740	1,737	3	0.1
Net loan-loss provisions	(342)	(309)	(32)	10.5
Other income	(19)	(39)	20	(51.8)
Profit before taxes	1,379	1,388	(10)	(0.7)
Tax on profit	(386)	(381)	(4)	1.1
Profit from continuing operations	993	1,007	(14)	(1.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	993	1,007	(14)	(1.4)
Minority interests	72	77	(4)	(5.8)
Attributable profit to the Group	921	930	(9)	(1.0)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	580	652	603	675	729	749
Net fees	349	372	341	362	351	403
Gains (losses) on financial transactions	360	188	281	(41)	286	58
Other operating income *	33	132	42	95	22	153
Gross income	1,321	1,344	1,267	1,091	1,389	1,364
Operating expenses	(462)	(466)	(480)	(482)	(500)	(513)
General administrative expenses	(414)	(416)	(429)	(430)	(442)	(455)
Personnel	(263)	(262)	(272)	(264)	(273)	(290)
Other general administrative expenses	(151)	(154)	(157)	(166)	(168)	(164)
Depreciation and amortisation	(49)	(50)	(51)	(51)	(58)	(58)
Net operating income	859	878	787	610	889	851
Net loan-loss provisions	(108)	(202)	(137)	(99)	(195)	(147)
Other income	(20)	(19)	2	(66)	4	(23)
Profit before taxes	732	657	652	445	698	681
Tax on profit	(204)	(177)	(186)	(112)	(199)	(186)
Profit from continuing operations	528	480	465	333	499	495
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	528	480	465	333	499	495
Minority interests	37	40	41	29	39	34
Attributable profit to the Group	491	440	424	304	460	461

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NPL ratio

%

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15

Continental Europe	9.12	9.04	8.96	8.93	8.57	8.19
Spain	7.61	7.59	7.57	7.38	7.25	6.91
Santander Consumer Finance	4.14	4.07	3.97	4.82	4.52	4.25
Poland	7.35	7.42	7.43	7.42	7.33	7.07
Portugal	8.26	8.16	8.49	8.89	8.96	8.80
United Kingdom	1.88	1.91	1.80	1.79	1.75	1.61
Latin America	5.06	5.03	4.98	4.65	4.49	4.59
Brazil	5.74	5.78	5.64	5.05	4.90	5.13
Mexico	3.62	3.52	3.74	3.84	3.71	3.81
Chile	5.99	5.94	5.98	5.97	5.88	5.73
USA	2.88	2.93	2.68	2.54	2.30	2.30
Operating Areas	5.54	5.46	5.29	5.19	4.87	4.68
Total Group	5.52	5.45	5.28	5.19	4.85	4.64

Coverage ratio

%

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15

Continental Europe	58.0	58.3	58.1	57.2	58.6	58.9
Spain	44.6	44.9	45.5	45.5	46.6	46.8
Santander Consumer Finance	105.1	105.2	106.4	100.1	103.6	104.9
Poland	64.6	65.3	65.8	60.3	61.6	63.5
Portugal	50.6	53.1	53.9	51.8	52.4	54.2
United Kingdom	42.9	41.1	43.4	41.9	41.2	40.3
Latin America	86.1	86.3	83.5	84.7	83.9	84.7
Brazil	95.2	94.8	91.4	95.4	95.2	95.9
Mexico	98.6	96.6	90.1	86.1	88.4	87.5
Chile	50.7	51.7	52.3	52.4	52.0	51.6
USA	163.3	165.0	184.1	192.8	210.7	223.3
Operating Areas	66.0	66.4	67.0	66.6	68.4	69.5
Total Group	66.3	66.8	67.5	67.2	68.9	70.1

Cost of credit

%

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15

Continental Europe	1.21	1.14	1.08	1.02	0.96	0.86
Spain	1.37	1.31	1.21	1.06	0.97	0.84
Santander Consumer Finance	0.89	0.87	0.85	0.90	0.94	0.91
Poland	0.98	0.92	0.95	1.04	1.00	1.00
Portugal	0.63	0.55	0.47	0.50	0.45	0.38
United Kingdom	0.23	0.22	0.19	0.14	0.11	0.08
Latin America	4.24	3.95	3.77	3.59	3.42	3.28
Brazil	5.82	5.38	5.14	4.91	4.63	4.45
Mexico	3.59	3.58	3.26	2.98	2.92	2.89
Chile	1.82	1.76	1.71	1.75	1.74	1.68
USA	2.94	3.15	3.40	3.45	3.40	3.54
Operating Areas	1.61	1.55	1.50	1.44	1.38	1.33
Total Group	1.65	1.56	1.52	1.43	1.38	1.32

Risk-weighted assets

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15

Continental Europe	208,030	207,629	205,734	205,943	216,407	210,223
Spain	110,020	109,401	107,570	111,780	112,747	108,034
Santander Consumer Finance	49,191	49,420	49,908	47,259	55,711	54,895
Poland	16,131	16,285	16,575	16,813	17,329	16,800
Portugal	16,646	16,776	16,266	16,121	15,804	16,001
Spain’s run-off real estate	10,913	10,834	10,085	8,740	8,845	8,538
United Kingdom	95,469	99,475	103,264	103,470	114,165	121,925
Latin America	142,647	151,654	154,565	173,917	177,973	172,193
Brazil	80,300	86,235	84,846	101,742	96,648	93,986
Mexico	23,666	25,841	27,742	26,222	29,254	28,727
Chile	25,158	26,013	27,220	29,102	32,252	30,258
USA	57,490	60,771	67,442	73,322	84,489	79,272
Operating Areas	503,636	519,529	531,005	556,652	593,034	583,613
Corporate Activities	36,199	39,365	30,449	28,501	24,917	25,872
Total Group	539,835	558,894	561,454	585,153	617,951	609,485

Item 4

ACTIVITY AND RESULTS

First Half 2015

30 July 2015

Santander

Important information

2

Banco Santander, S.A. ("Santander") cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC") could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

Santander

Agenda

- **Group performance 1H'15**
- Business areas performance 1H'15
- Conclusions
- Appendix

Santander

4

1H'15 Highlights

Growing ordinary profit (+24%) while increasing profitability

EUR million

Ordinary attributable profit[1]

2,756
3,426
1H'14
1H'15

Constant EUR
1,411
1,554
1,669
1,535
1,715
1,711
Current EUR
1,303
1,453
1,605
1,455
1,717
1,709
1Q'14
2Q
3Q
4Q
1Q'15
2Q

- **Ordinary profit increased driven by the good performance of the main items:**
  - **Gross income** rose backed by net interest income
  - **Costs** benefiting from efficiency plans
  - Drop in **provisions** and improved cost of credit
- **Improved efficiency ratio (46.9%; -0.4 p.p.) and RoTE[1] (11.5%; +0.6 p.p.)**
- **In 2Q, good performance of the most recurring part of the P&L**

Santander

5

1H'15 Highlights

Volumes growth, improved credit quality and higher solvency

Quarter-on-quarter growth

Current EUR
+0.4%
+1%
Constant EUR
+1%
+1%
Loans
Deposits + Mutual funds

Year-on-year growth

+12%
+12%
+7%
+8%
Loans
Deposits + Mutual funds

NPL and coverage ratios

Coverage ratio
67%
70%
NPL ratio
5.45%
4.64%
J'14
J'15

CET1 Fully loaded

9.67%
9.83%
M'15
J'15

- Increase in **LENDING**. Growth to individuals and companies
- Growth in **FUNDS** consistent with lower cost of liabilities
- **CREDIT QUALITY** indicators continued to improve
- Strengthening **SOLVENCY** ratios

NOTE: Loans and deposits excluding repos

Santander

Grupo Santander results

7

EUR million

In the second quarter, good underlying profit (net operating income net of provisions: +5%)

Y-o-Y, profit growth backed by commercial revenues, improved efficiency and lower provisions

	2Q'15	%1Q'15	%1Q'15*	1H'15	%1H'14	%1H'14*
NII + fee income	10,867	2.9	3.6	21,429	12.2	7.2
Gross income	11,618	1.5	2.1	23,062	11.9	6.9
Operating expenses	-5,429	1.0	1.3	-10,806	10.8	6.2
Net operating income	**6,189**	**2.0**	**2.8**	**12,256**	**12.9**	**7.4**
Loan-loss provisions	-2,508	-2.1	-1.1	-5,071	-4.9	-8.9
Ordinary profit before tax	2,998	0.3	0.6	5,988	30.6	22.2
Ordinary attributable profit[1]	**1,709**	**-0.5**	**-0.2**	**3,426**	**24.3**	**15.6**

(*) Variations excluding exchange rate impact

Note: In 1H'14 the impact on profit from non recurring positive and negative results was zero

Santander

8

Main P&L items performance

Trends are maintained. Noteworthy gross income growth

EUR million
Gross income
10,124 10,488 10,961 11,040 11,444 11,618
+12%
1H'15 / 1H'14
Costs
4,847 4,906 5,070 5,216 5,377 5,429
+11%
1H'15 / 1H'14
Provisions
2,695 2,638 2,777 2,452 2,563 2,508
-5%
1H'15 / 1H'14
1Q'14 2Q 3Q 4Q 1Q'15 2Q

Constant EUR million
Gross income
10,685 10,894 11,208 11,343 11,412 11,651
+7%
1H'15 / 1H'14
Costs
5,092 5,080 5,181 5,348 5,368 5,439
+6%
1H'15 / 1H'14
Provisions
2,844 2,719 2,839 2,507 2,550 2,521
-9%
1H'15 / 1H'14
1Q'14 2Q 3Q 4Q 1Q'15 2Q

Santander

9

GROSS INCOME. Quarterly performance

Sustained increase in gross income, underpinned by net interest income

Gross income - Group

Constant EUR million

7,427
7,683
7,668
7,950
8,015
8,304
Net interest income
Fee income
2,427
2,462
2,465
2,566
2,513
2,597
Trading gains
792
539
968
637
697
370
1Q'14
2Q
3Q
4Q
1Q'15
2Q

- Up due to higher volumes and lower funding cost
- Lending spreads impacted by change of mix and tougher competition

- Impacted by environment and regulation
- Q-o-Q increase due to corporate banking

- Low structural weight in gross income
- Drop due to lower revenues from hedging portfolios and higher dividends collection

Santander

10

GROSS INCOME. 1H'15 / 1H'14 performance and detail by country

Gross income rose in most countries (8 out of 10) driven by net interest income and fee income

EUR million and % change in constant EUR

Business: +7%
20,611
+968
+1,209
+8%
+221
+5%
+53
+3%
23,062
1H'14 Gross income
FX
Net int. income
Fee income
Trading gains and Other*
1H'15 Gross income

Total gross income
1H'15 / 1H'14 (%)
Brazil 6,066 +9
USA 3,676 +12
Spain 3,516 -2
UK 3,177 +5
SCF 1,988 +22
Mexico 1,702 +7
Chile 1,188 +0.2
Argentina 756 +24
Poland 676 -2
Portugal 472 +1

(*) "Other" includes income from equity accounted method, dividends and other operating results

Santander

11

OPERATING EXPENSES. 1H'15/1H'14 performance and detail by country

Costs stable in real terms and excluding perimeter (average inflation: 3.6%). Of note were Brazil and Spain

EUR million

9,753
+418
+635
10,806
+6.2%
+0.3% excl. perimeter and inflation
1H'14 Costs
FX
Business
1H'15 Costs

Costs by unit . 1H'15 / 1H'14 (%)

	Costs (nominal)[1]	Costs (real terms)[2]
Brazil	4.4	-2.9
Spain	-3.6	-3.1
Portugal	-0.9	-0.9
Poland	1.4	2.2
SCF	18.4	18.3
UK	5.4	4.8
Mexico	5.7	2.2
Chile	9.7	5.1
USA	10.7	10.0
Argentina	43.3	6.9
Group	**6.2**	**2.6**
Group excluding perimeter	**3.9**	**0.3**

(1) In local currency. Excluding perimeter: Brazil (0.6%); UK (4.1%); SCF (0.1%)
(2) Nominal costs less 1H'15 average inflation

Santander

12

PROVISIONS. 1H'15/1H'14 performance and detail by country

Lower cost of credit due to drop in loan-loss provisions and larger volumes

EUR million and % change in constant EUR

Cost of credit
1.56%
1.32%
Excl. SCUSA
1.33%
1.02%
5,333
+231
-493
5,071
-9%
1H'14 Provisions
FX
Business
1H'15 Provisions

1H'15 / 1H'14 (%)
Brazil 1,654 -5
USA 1,394 +8
Spain 629 -37
UK 94 -60
SCF 299 +18
Mexico 435 +11
Chile 258 +1
Argentina 62 -8
Poland 85 -1
Portugal 43 -42

Note: Cost of credit = 12 month loan-loss provisions / average lending. Calculated in current euros

Santander

14

Lending

Trend in lending[1] continues with general growth quarter-on-quarter and year-on-year

EUR million and change in constant EUR

Loans

+1%
+5%
+7%
J'14 / J'13
D'14 / D'13
J'15 / J'14

Gross loans by country (excluding repos)

	Jun'15	Q-o-Q % var.	Y-o-Y % var.
UK	284	+1	+5
Spain	161	+0.2	-0.3
USA	80	+1	+4
Brazil	76	-1	+16
SCF	73	+1	+20
Chile	35	+3	+11
Mexico	29	+4	+15
Portugal	24	+0.3	-4
Poland	19	+3	+8
Argentina	7	+10	+34
TOTAL Group		**+1**	**+7**

(1) Gross loans excluding repos

Santander

15

Deposits + Mutual funds

Customer funds[1] also registered quarter-on-quarter and year-on-year growth, with all units growing in 12 months

EUR million and change in constant EUR

Deposits + Mutual funds

+2%
+6%
+8%
J'14 / J'13
D'14 / D'13
J'15 / J'14

Deposits (excl. repos) **+ Mutual funds by country**

	Jun'15	Q-o-Q % var.	Y-o-Y % var.
UK	233	+2	+4
Spain	227	-1	+6
Brazil	89	+3	+13
USA	57	-1	+16
Mexico	38	+3	+12
SCF	32	+3	+3
Chile	30	-2	+15
Portugal	25	+1	+6
Poland	24	+1	+10
Argentina	9	+10	+48
TOTAL Group		**+1**	**+8**

(1) Deposits (excluding repos) + managed and marketed mutual funds

Santander

16

Credit quality

The Group's credit quality continued to improve in the second quarter, mainly due to Spain, the UK, SCF, Poland and Chile

%

Group

Coverage ratio
67
68
67
69
70
NPL ratio
5.45
5.28
5.19
4.85
4.64
J'14
S'14
D'14
M'15
J'15

NPL ratio

Spain

7.59
7.57
7.38
7.25
6.91
J'14
S'14
D'14
M'15
J'15

UK

1.91
1.80
1.79
1.75
1.61
J'14
S'14
D'14
M'15
J'15

Brazil

5.78
5.64
5.05
4.90
5.13
J'14
S'14
D'14
M'15
J'15

USA

2.93
2.68
2.54
2.30
2.30
J'14
S'14
D'14
M'15
J'15

Santander

Capital

17

Organic capital generation of 22 b.p. in the quarter

Capital ratios - fully loaded

Total ratio
12.03
12.37
Tier1
10.47
10.76
CET1
9.67
9.83
Mar'15
Jun'15

Leverage ratio[1] - fully loaded

4.6
4.8
Mar'15
Jun'15

CET1 performance

9.67%
+19
+3
9.89%
-3
+20
-23
9.83%
CET1 M'15
Results
RWAs and Other
CET1 J'15
Corp. transac.
Reversal Brazil liabilit.
Fixed inc. valuation
CET1 J'15

- Leverage ratio increased mainly because of Tier 1 and a slight reduction of exposures

(1) Considering that established in the delegated regulation 2015/621

Santander

18

Financial ratios

Profitability ratios and tangible book value per share improved in 1H'15

Efficiency (%)
-0.4 p.p.
47.3
46.9
1H'14
1H'15
Ordinary EPS[1] (Euros)
0%
0.236
0.236
1H'14
1H'15
Ordinary RoTE[2](%)
+0.6 p.p.
10.9
11.5
1H'14
1H'15
Tangible book value per share[3] (Euros)
+8%
3.87
4.18
1H'14
1H'15

(1) **EPS** calculation includes the cost of AT1 issues, which is recorded against net equity in accordance with accounting rules
(2) **RoTE:** Group attributable profit / Average of (capital + reserves + retained profit + valuation adjustments – goodwill - other intangible assets) (3) **Tangible book value per share** = (Capital + reserves + retained profits + valuation adjustments – goodwill – intangible assets) / number of shares excluding treasury stock

Santander

Agenda

- Group performance 1H'15
- **Business areas performance 1H'15**
- Conclusions
- Appendix

Santander

20

Business areas

High diversification by country in profit generation

Ordinary attributable profit by geographic segment in 1H'15

Portugal, 2%
Poland, 4%
Spain, 16%
Brazil, 20%
SCF*, 10%
Other Europe, 1%
Mexico, 7%
Chile, 5%
UK, 21%
Other LatAm, 5%
USA, 9%

Percentage over operating areas ordinary attributable profit, excluding Spain's run-off real estate
(*) Excluding SCF UK

Santander

21

ORDINARY ATTRIBUTABLE PROFIT. 1H'15 / 1H'14 performance

Attributable profit rose in all units, particularly in the large ones

EUR million

1H'15 ordinary attributable profit
% Var. / 1H'14
Constant EUR
Current EUR
SCF
UK
1,029
+18%
+33%
Brazil
1,007
+39%
+33%
Spain
771
+50%
+50%
SCF
505
+11%
+11%
USA
462
+5%
+30%
Mexico
342
+5%
+11%
Chile
259
-7%
+2%
Argentina
175
+19%
+30%
Poland
173
-1%
0%
Portugal
107
+44%
+44%

22

Spain

Activity

Volumes[1]

Var. J'15 / J'14

+0,2% / 1Q'15
-1% / 1Q'15
+6%
-0.3%
Loans
Funds

Customer NIM

Profitability of loans
2.97%
2.87%
2.80%
2.66%
2.50%
Cost of deposits
1.07%
0.98%
0.86%
0.64%
0.57%
2Q'14
3Q
4Q
1Q'15
2Q

P&L

EUR million

	2Q'15	%1Q'15	1H'15	%1H'14
NII + fee income	1,577	-0.8	3,167	-3.0
Gross income	1,751	-0.7	3,516	-1.6
Operating expenses	-852	0.0	-1,704	-3.6
Net op. income	899	-1.4	1,812	0.3
LLPs	-261	-28.9	-629	-36.8
Attributable profit	**413**	**15.6**	**771**	**50.3**

- **New strategy** to attract / engage customers with the **1I2I3 account**
- **Stable lending** in a still deleveraging environment
- In gross income, **net interest income under pressure** due to low interest rates and sharp competition on the assets side
- **Profit improved** driven by lower provisions and operating expenses (efficiency plan)

(1) Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds

Santander

23

Spain

Growth in volumes combined with drop in NPL ratio and improved cost of credit

Loans (EUR billion)

162
161
Public Institutions
15
15
Household mortgages
50
46
Other loans to individuals
12
13
Companies
85
87
J'14
J'15
Repos
3
3

Customer funds (EUR billion)

215
227
Mutual funds
39
45
Time deposits
75
61
Demand deposits
101
121
J'14
J'15
Repos
5
3

NPL and Cost of credit (%)

NPL Ratio
7.59
7.57
7.38
7.25
6.91
1.31
1.21
1.06
0.97
0.84
Cost of credit
J'14
S'14
D'14
M'15
J'15

- **New lending: individuals** (+33%) and **companies**[1] (+17%)
- **New mortgage loans:** +29%

- **Increased customer funds focusing on profitability**
- **Demand deposits up 20% and mutual funds 17%.** Time deposits down 19%

- **Lower NPLs** due to negative net entries in 1H'15
- **NPL ratio improved** in recent quarters

(1) Excluding commercial bills

Santander

24

United Kingdom

Activity

Volumes[1]

Var. J'15 / J'14

+1% / 1Q'15
+2% / 1Q'15
+5%
+4%
Loans
Funds

Banking NIM[2]

1.81%
1.82%
1.85%
1.87%
1.85%
2Q'14
3Q
4Q
1Q'15
2Q

P&L

£ million

	2Q'15	%1Q'15	1H'15	%1H'14
NII + fee income	1,110	0.9	2,210	6.8
Gross income	1,173	1.8	2,325	5.4
Operating expenses	-602	-0.5	-1,207	5.4
Net op. income	571	4.5	1,118	5.5
LLPs	-12	-78.1	-69	-59.7
Attributable profit	**398**	**12.3**	**753**	**18.3**

- **Good evolution** in **loans and funds,** both in corporates and retail
- **Higher gross income** from increased volumes and margins (NII: +7% year-on-year)
- Investments made in the **branch refurbishments, digital banking and reinforced corporates**
- **Provisions** reflect **prudent risk management,** benign UK economic environment. Releases in 2Q

(1) Volumes in local currency. Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds
(2) In local criteria

Santander

25

United Kingdom

Increasing loyal customers through our 1|2|3 strategy …

1|2|3 World Customers
Million

1.9
3.0
4.3
Jun'13
Jun'14
Jun'15

Current accounts
£ billion

21.3
35.1
47.7
+65%
+36%
Jun'13
Jun'14
Jun'15

- **First choice for customers switching**[1] their current account provider to Santander UK (1 in 4)
- Significant increase in **customer loyalty** and **satisfaction** indices

… and corporates

Corporate loans
£ billion

21.0
23.1
25.7
+10%
+11%
Jun'13
Jun'14
Jun'15

Business centres / Relationship Managers

37
538
52
677
68
729
Jun'13
Jun'14
Jun'15
Business centres
Relationship Managers

- **Progress in business diversification;** rise in deposits and in loans to corporates (in a subdued market)
- **Building our commercial capability;** new investment in business centres and enhanced platforms

(1) Since the introduction in Sep'13 of the new system to guarantee customers the switching of their current account

Santander

26

Brazil

Activity

Volumes[1]

Var. J'15 / J'14

-1% / 1Q'15
+3% / 1Q'15
+16%
+13%
Loans
Funds

Net Interest Margin

NIM
6.3%
5.9%
5.7%
5.8%
5.5%
3.7%
3.4%
3.4%
3.7%
3.4%
NIM net of provisions
2Q'14
3Q
4Q
1Q'15
2Q

P&L

EUR million

	2Q'15	%1Q'15*	1H'15	%1H'14*
NII + fee income	2,906	2.3	5,902	6.7
Gross income	3,021	4.6	6,066	9.1
Operating expenses	-1,140	2.4	-2,316	4.4
Net op. income	1,881	6.0	3,751	12.2
LLPs	-828	5.7	-1,654	-5.5
Ordinary attrib. profit[2]	491	0.7	1,007	39.4

(*) Changes excluding FX impact

- Lower lending in 2Q. **Impact from dollar balances and perimeter y-o-y.** Excluding that, up 9%
- Y-o-Y **profit** driven by gross income, expenses, provisions and minority interests (**PBT: +25%**)
- **Y-o-y growth in net interest income** (+5%) and **fee income** (+11%), after a good second quarter
- Lower **provisions** y-o-y, (higher in 2Q due to the corporate segment)

(1) Local currency. Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds
(2) 2015 data excluding attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities

Santander

Brazil

27

Growth in loans with change of mix and a lower risk profile …

EUR million and change in constant EUR

Loans by segment

	Jun'15	/Jun'14	/Mar'15
Mortgage loans to individuals	7	34%	6%
Consumer loans to individuals	16	-1%	1%
Consumer finance	8	-5%	-2%
SMEs	11	6%	0%
Companies	13	23%	-1%
Large companies	20	38%	-6%
Total	**76**	**16%**	**-1%**

Loan spread and Cost of credit

Loan spread
9.0%
8.4%
8.0%
7.8%
7.9%
5.4%
5.1%
4.9%
4.6%
4.4%
Cost of credit
2Q'14
3Q
4Q
1Q'15
2Q

… reflecting on an NPL ratio performing better than the sector's

Local criteria (1)

Loans – May'15 / May'14 change

+13%
+10%
+4%
+11%
+22%
+9%
SAN Brazil
System
SAN Brazil
System
SAN Brazil
System
Total
Individual customers
Companies

NPL ratio – Over 90 days

National private banks
4.1%
4.0%
3.9%
3.7%
3.9%
4.0%
3.7%
3.3%
3.0%
3.2%
Santander
2Q'14
3Q
4Q
1Q'15
May'15

(1) Loans: local criteria figures exclude branches abroad

Santander

28

Santander Consumer Finance

Activity

Volumes

Var. J'15 / J'14

+1% / 1Q'15
+11% / 1Q'15
+20%
+23%
Gross loans
New loans

Net Interest Margin

NIM
3.5%
3.5%
3.7%
4.0%
3.9%
2.8%
2.7%
2.9%
3.1%
3.3%
NIM net of provisions
2Q'14
3Q
4Q
1Q'15
2Q

P&L

EUR million

	2Q'15	%1Q'15	1H'15	%1H'14
NII + fee income	1,010	4.3	1,978	21.9
Gross income	1,010	3.3	1,988	22.2
Operating expenses	-438	5.1	-855	18.4
Net op. income	572	1.9	1,133	25.3
LLPs	-131	-21.8	-299	18.3
Attributable profit	263	8.5	505	10.8

- The **agreement** with PSA and the **integrations** in the Nordic countries **strengthen the area's potential**
- **Increased new loans in the large units.** Total +23% (excluding perimeter: +7%)
- **Higher gross income** offset the rise in costs and provisions. All impacted by perimeter
- Profit affected by **higher minority interests and tax rate** (PBT: +25%)

Note: Not including Santander Consumer UK profit, as it is recorded in Santander UK results. Including it, 2Q'15 attributable profit: EUR 304 mill. (+9% /1Q'15); 1H'15: EUR 582 mill. (+13% y-o-y)

Santander

29

United States

Activity

Santander Bank[1]

Var. J'15 / J'14

+1% / 1Q'15 | +1% / 1Q'15

+2%
+10%
Loans [2]
Funds

SCUSA

Var. J'15 / J'14

+1% / 1Q'15 | +6% / 1Q'15

+12%
+7%
Loans
New Loans

P&L

US$ million

	2Q'15	%1Q'15	1H'15	%1H'14
NII + fee income	1,916	3.8	3,762	6.7
Gross income	2,110	6.2	4,097	12.2
Operating expenses	-732	3.3	-1,441	10.7
Net op. income	1,378	7.8	2,656	12.9
LLPs	-834	16.0	-1,553	8.4
Attributable profit	**238**	**-14.1**	**515**	**5.4**

- **Santander Bank:** selective growth. **SCUSA:** strong growth in new loans and servicing
- **Higher revenues** driven by greater commercial activity in SCUSA. S. Bank affected by low interest rates
- **Rise in operating expenses** (regulatory compliance and franchise) in line with expected plan
- Higher **LLPs** due to SCUSA (retained portfolio and seasonality) which accounts for 93% of the US total

(1) Local currency. Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds.
(2) Excluding sale of portfolios and securitisations: +7% y-o-y.

Santander

Corporate Activities

30

P&L

EUR million

	1H'15	1H'14
NII + fee income	-954	-1,037
Trading gains	263	550
Operating expenses	-413	-389
Provisions	-294	-139
Taxes and minority interests	36	140
Attributable profit	**-1,326**	**-849**

- **Higher net interest income** due to lower cost of issues
- **Lower trading gains** (interest and exchange rates hedging)
- Higher **provisions** to reinforce the balance sheet
- Lower **recovery of taxes**

Santander

Agenda

- Group performance 1H'15
- Business areas performance 1H'15
- **Conclusions**
- Appendix

Santander

32

Conclusions 1H'15

Quality RESULTS	Higher commercial revenues, costs under control and lower provisions. Ordinary profit: +24% y-o-y
VOLUMES growing, although at a slower pace in the quarter	Loans increased y-o-y in 8 out of 10 core units and funds up in all of them
Comfortable in LIQUIDITY AND CAPITAL	Central focus: growing while using capital more efficiently
RISKS quality continues to improve	All ratios improved in the quarter: NPL, coverage and cost of credit
Enhanced PROFITABILITY and book value per share	Ratios improved in the first half: Efficiency, RoTE and TBV per share

In line to meet our targets by 2017 and become a bank that's Simple I Personal I Fair

Santander

33

In line to meet our financial targets by 2017

		Year 2014	1H'15	2017 targets
Growth	Lending	+5%	+7%	Above peers*
Operating excellence	Efficiency ratio	47.0%	46.9%	< 45%
Risk management	NPL ratio	5.19%	4.64%	< 5%
Capital	CET1 Fully loaded	9.7%	9.8%	10-11%
Profitability	RoTE	11.0%	11.5%**	12-14%
	EPS growth	+24%	0%**	Above peers*

Which will be strengthened with the various actions implemented or underway

(*) Wells Fargo, JPMorgan Chase, Citi, Bank of America, HSBC, BNP Paribas, UniCredit, Deutsche Bank, Banca Intesa, BBVA, ING, Société Genérale, Lloyds Bank, Barclays, Standard Chartered, UBS, Itaú
(**) Ordinary attributable profit (+24%) excluding EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Santander

Agenda

- Group performance 1H'15
- Business areas performance 1H'15
- Conclusions
- **Appendix**

Santander

Appendix

Other geographic units results

Global segments results

Group balance sheet

Liquidity and funding

NPL and coverage ratios, and cost of credit

Quarterly income statements

Santander

Mexico

36

Activity

Volumes[1]

Var. J'15 / J'14

+4% / 1Q'15
+3% / 1Q'15
+15%
+12%
Loans
Funds

Net Interest Margin

NIM
4.0%
4.0%
4.0%
4.0%
4.0%
2.5%
2.5%
2.8%
2.6%
2.6%
NIM net of provisions
2Q'14
3Q
4Q
1Q'15
2Q

P&L

EUR million

	2Q'15	%1Q'15*	1H'15	%1H'14*
NII + fee income	848	6.1	1,653	9.4
Gross income	869	4.9	1,702	7.4
Operating expenses	-347	0.0	-697	5.7
Net op. income	522	8.5	1,005	8.5
LLPs	-224	7.0	-435	10.5
Attributable profit	**175**	**4.9**	**342**	**4.6**

(*) Changes excluding FX impact

- **Expansion plan and commercial strategy** resulted in **market share gains**
- **Profit before tax rose year-on-year (+9%)** due to higher gross income and improved efficiency
- **Higher commercial revenues** absorbed interest rates at their lowest levels and change of mix
- **Cost of credit stable**

(1) Local currency. Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds

Santander

37

Chile

Activity

Volumes[1]

Var. J'15 / J'14

+3%
/ 1Q'15
-2%
/ 1Q'15
+11%
+15%
Loans
Funds

Net Interest Margin

Inflation UF[2]
1.8%
0.6%
1.9%
-0.02%
1.5%
NIM
4.7%
4.0%
4.7%
3.5%
4.1%
3.5%
2.6%
3.2%
2.3%
3.1%
NIM net of provisions
2Q'14
3Q
4Q
1Q'15
2Q

P&L

EUR million

	2Q'15	%1Q'15*	1H'15	%1H'14*
NII + fee income	593	19.1	1,078	-3.0
Gross income	634	11.2	1,188	0.2
Operating expenses	-260	7.8	-494	9.7
Net op. income	374	13.6	694	-5.7
LLPs	-126	-7.0	-258	0.7
Attributable profit	**150**	**34.2**	**259**	**-7.1**

(*) Changes excluding FX impact

- **Selective growth:** loans to companies and SMEs (+12%), high-income (+13%), demand deposits (+37%)
- **Gross income and profit comparisons impacted by lower UF inflation**
- **Operating expenses** rose in 2Q due to the automatic revision of the wage agreement (April) indexed to FX
- **Profit rose in the second quarter** driven by inflation (UF) and improved cost of credit

(1) Local currency. Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds
(2) Chilean Unidad de Fomento

Santander

38

Poland

Activity

Volumes[1]

Var. J'15 / J'14

+3%
/ 1Q'15
+1%
/ 1Q'15
+8%
+10%
Loans
Funds

Customer NIM

Profitability of loans
5.22%
5.12%
4.77%
4.53%
4.11%
Cost of deposits
1.60%
1.68%
1.68%
1.33%
1.13%
2Q'14
3Q
4Q
1Q'15
2Q

P&L

EUR million

	2Q'15	%1Q'15*	1H'15	%1H'14*
NII + fee income	301	1.0	593	-9.0
Gross income	336	-3.9	676	-2.5
Operating expenses	-152	-0.9	-301	1.4
Net op. income	184	-6.3	375	-5.4
LLPs	-46	13.8	-85	-1.0
Attributable profit	**83**	**-10.4**	**173**	**-0.8**

(*) Changes excluding FX impact

- **Loans and funds rose,** in a **better economic environment** and European funds
- **Gross income** affected by lower interest rates (Lombard rate limit) and tougher regulation
- **Operating expenses under control,** and **lower LLPs** with **reduction** of **NPLs**
- **Higher provisions in the second quarter,** from a very low first quarter

(1) Local currency. Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds

Santander

39

Portugal

Activity

Volumes[1]

Var. J'15 / J'14

+0,3% / 1Q'15
+1% / 1Q'15
+6%
-4%
Loans
Funds

Cost of new term deposits

1.69%
1.36%
0.96%
0.80%
0.63%
2Q'14
3Q
4Q
1Q'15
2Q

P&L

EUR million

	2Q'15	%1Q'15	1H'15	%1H'14
NII + fee income	208	-1.3	419	3.1
Gross income	234	-1.8	472	1.4
Operating expenses	-120	-1.1	-241	-0.9
Net op. income	114	-2.5	231	3.8
LLPs	-21	-4.6	-43	-42.4
Attributable profit	51	-9.0	107	44.0

- **Best in class** in **profit**, **credit quality** and **capital**
- **Gained market share** in loans and funds, consistent with the lower cost of funding
- **Loans rose slightly in 2Q** (1st time in five years) and the lower cost of deposits continues
- **Sharp profit increase in the first half**. 2Q'15 affected by lower trading gains and higher taxes

(1) Loans excluding repos. Funds: deposits (excluding repos) + marketed mutual funds

Santander

40

Other Latin American countries

Attributable profit performance

Constant EUR million

Argentina
+19%
147
175
1H'14
1H'15
Uruguay
+30%
27
35
1H'14
1H'15
Peru
+46%
11
17
1H'14
1H'15

- **Focus on loyalty, transactions and target segments**
- **Double-digit growth in volumes**
- **P&L underpinned by gross income growth**

Santander

41

Spain run-off real estate

Activity

Balance sheet
EUR billion
-27%
9.8
7.2
Equity stakes
Net foreclosures
Net loans
3.5
4.9
3.5
3.0
J'14
J'15

Coverage ratios
J'15 and J'15 / J'14 change
+5 p.p.
0 p.p.
57%
55%
Loans
Foreclosures

P&L

EUR million

	1H'15	1H'14	%1H'14
Gross income	-6	-24	-74.9
Operating expenses	-103	-106	-2.2
Provisions	-161	-309	-47.9
Tax recovery	81	131	-38.4
Attributable profit	**-189**	**-307**	**-38.4**

- **Exposure continues to fall at rates of over 25%** (net loans -39%)
- **Increased coverage ratios**
- Lower losses due to **reduced need for provisions**

Santander

43

Retail Banking

Activity

EUR billion

Net loans
+11%*
620
691
J'14
J'15
Deposits
+11%*
548
608
J'14
J'15

(*) +5% excluding FX impact

(*) +6% excluding FX impact

P&L

EUR million

	2Q'15	%1Q'15*	1H'15*	%1H'14*
NII + fee income	10,186	2.7	20,157	5.6
Gross income	10,673	4.1	20,970	8.1
Operating expenses	-4,659	1.3	-9,277	6.0
Net op. income	6,013	6.4	11,694	9.8
LLPs	-2,315	0.6	-4,638	-9.1
Ord. Attrib. profit[1]	2,087	7.8	4,020	26.0

(*) Changes excluding FX impact

Gross income

EUR million

- **Volumes** growth
- Good y-o-y performance of **net interest income** (+6%) and **fee income** (+5%)
- Stable **costs** in real terms and excluding perimeter
- Lower **provisions**

Santander

44

Global Wholesale Banking (GBM)

Gross income

EUR million

TOTAL
2,599
+6%*
2,752
Capital and other
285
+39%
396
Global markets
899
-12%
795
Financing solutions & advisory
579
+13%
656
Customers +2%*
Global transaction banking
836
+8%
905
1H'14
1H'15

(*) Excluding FX impact: total gross income, +3%; customer revenues -1%

TOTAL
Capital and other
Customers
1,281
1,317
1,257
1,068
1,398
1,355
1,156
1,157
1,056
1,034
1,155
1,201
1Q'14
2Q
3Q
4Q
1Q'15
2Q

P&L

EUR million

	2Q'15	%1Q'15*	1H'15*	%1H'14*
NII + fee income	1.143	6,6	2.233	14,3
Gross income	1.355	-1,8	2.752	3,3
Operating expenses	-513	2,6	-1.013	9,1
Net op. income	842	-4,3	1.740	0,1
LLPs	-144	-24,6	-342	10,5
Attributable profit	**457**	**0,1**	**921**	**-1,0**

(*) Changes excluding FX impact

- **Customer revenues account for 86%** of total gross income
- Excellent **efficiency ratio (37%)**
- **Positive performance of gross income,** with provisions growing y-o-y and costs up due to investment in developing franchises

Santander

Highlights of the Group balance sheet

46

Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised

EUR billion

Balance sheet at June 2015

1,339
1,339
Cash and credit institutions
169
2
Derivatives
79
3
AFS portfolio
109
4
Trading portfolio
69
5
Other*
114
6
Net loans to customers
799
1
Credit institutions
165
Derivatives
104
Other
44
Customer deposits
688
Issues and subordinated liabilities
220
Shareholders' equity & fixed liabilities
118
Assets
Liabilities

1. Lending: 60% of balance sheet
2. Cash, central banks and credit institutions: 13%
3. Derivatives (with counterparty on the liabilities side): 6% of balance sheet
4. Available for sale portfolio (AFS): 8%
5. Trading portfolio: 5%
6. Other (goodwill, fixed assets, accruals): 8%

Other assets: Goodwill EUR 29 bn., tangible and intangible assets EUR 27 bn., other capital instruments at fair value EUR 1 bn., accruals and other accounts EUR 57 bn.

Santander

Liquidity and funding

48

Well-funded balance sheet with high structural liquidity surplus

Jun'15. EUR bnion

Grupo Santander liquidity balance sheet
Net loans to customers
799
Fixed assets & other
82
Financial assets
175
688
Deposits
64
Securitisations
146
M/L term funding
136
Equity (102) and other (34)
22
ST Funding
Activos
Pasivos

Commercial Gap: EUR 111 bn.

Structural liquidity[1] surplus: EUR 153 bn. (14.5% net liabilities)

Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Provisional
(1) Financial assets – short term wholesale funding markets

Santander

49

Liquidity and funding

Higher recourse to wholesale funding in the first half, backed by improved market conditions: issuances outpaced maturities

Jun'15

Issuances (EUR bn.)

Total
28.3
32.8
M/L term issuance
19.8
26.1
Securitisations1
8.5
6.7
1H'14
1H'15

Diversified issuances – 1H'15

US$ area, 46%
Sterling area, 32%
Euro area, 22%

(1) Placed in the market and including structured finance

Santander

50

NPL, coverage ratios and cost of credit

Santander

Non-performing loans and Provision funds. 1H'15

53

Non-performing loans

100%: EUR 40,273 mill.

Other, 15%
Spain, 31%
USA, 5%
Chile, 5%
Mexico, 3%
Brazil, 11%
SCF*, 8%
Poland, 4%
UK, 12%
Portugal, 6%

Provision funds

100%: EUR 28,233 mill.

Other, 15%
Spain, 21%
USA, 15%
SCF*, 12%
Chile, 4%
Poland, 3%
Mexico, 4%
Portugal, 4%
Brazil, 15%
UK, 7%

Percentage over Group's total
(*) Excluding SCF UK

Santander

Spain run-off real estate. Exposure and coverage ratios

55

Coverage by borrowers' situation (June 2015)

EUR million

	Gross risk	Coverage Fund	Net Risk
Non-performing	6,490	3,846	2,644
Substandard[1]	447	172	275
Foreclosed real estate	7,787	4,320	3,467
Total problematic assets	14,724	8,338	6,386
Performing loans[2]	71	0	71
Real estate exposure	**14,795**	**8,338**	**6,457**

Total coverage (problematic assets + performing loans)

provisions / exposure (%)

Total real estate exposure
56%
Jun'15

Non-performing	59%
Substandard[1]	38%
Foreclosed real estate	55%
Total problematic assets	**57%**
Performing loans[2]	0%

(1) 100% up-to-date with payments
(2) Performing loans: loans up-to-date with payments

Santander

Spain run-off real estate. Loans and foreclosures

56

LOANS with real estate purpose

EUR Million

	Jun'15	Dec'14	Var.
Finished buildings	2,839	3,577	-738
Buildings under constr.	214	130	84
Developed land	2,157	2,641	-484
Building and other land	729	752	-23
Non mortgage guarantee	1,069	1,176	-107
Total	**7,008**	**8,276**	**-1,268**

Foreclosed REAL ESTATE (Jun. 2015)

EUR Million

	Gross amount	Coverage	Net amount
Finished buildings	2,253	43%	1,287
Buildings under constr.	524	46%	281
Developed land	2,524	60%	1,001
Building land	2,379	64%	858
Other land	107	63%	40
Total	**7,787**	**55%**	**3,467**

Santander

58

Santander Group

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	9,323	9,773	9,910	10,238	10,563	10,867	19,095	21,429
Gross income	10,124	10,488	10,961	11,040	11,444	11,618	20,611	23,062
Operating expenses	(4,847)	(4,906)	(5,070)	(5,216)	(5,377)	(5,429)	(9,753)	(10,806)
Net operating income	5,277	5,582	5,891	5,824	6,067	6,189	10,858	12,256
Net loan-loss provisions	(2,695)	(2,638)	(2,777)	(2,452)	(2,563)	(2,508)	(5,333)	(5,071)
Other	(433)	(508)	(558)	(792)	(514)	(683)	(942)	(1,197)
Ordinary profit before taxes	2,149	2,435	2,556	2,580	2,990	2,998	4,584	5,988
Ordinary consolidated profit	1,579	1,771	1,901	1,746	2,067	2,059	3,350	4,126
Ordinary attributable profit	1,303	1,453	1,605	1,455	1,717	1,709	2,756	3,426

Santander

59

Santander Group

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	9,854	10,145	10,133	10,516	10,528	10,902	19,999	21,429
Gross income	10,685	10,894	11,208	11,343	11,412	11,651	21,579	23,062
Operating expenses	(5,092)	(5,080)	(5,181)	(5,348)	(5,368)	(5,439)	(10,172)	(10,806)
Net operating income	**5,593**	**5,815**	**6,028**	**5,995**	**6,044**	**6,212**	**11,408**	**12,256**
Net loan-loss provisions	(2,844)	(2,719)	(2,839)	(2,507)	(2,550)	(2,521)	(5,563)	(5,071)
Other	(439)	(506)	(546)	(791)	(509)	(687)	(944)	(1,197)
Ordinary profit before taxes	**2,311**	**2,589**	**2,643**	**2,697**	**2,985**	**3,003**	**4,900**	**5,988**
Ordinary consolidated profit	**1,704**	**1,887**	**1,970**	**1,842**	**2,066**	**2,061**	**3,591**	**4,126**
Ordinary attributable profit	**1,411**	**1,554**	**1,669**	**1,535**	**1,715**	**1,711**	**2,965**	**3,426**

Santander

60

Continental Europe

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	2,973	3,077	3,013	3,123	3,126	3,154	6,050	6,280
Gross income	3,196	3,256	3,139	3,231	3,379	3,392	6,452	6,771
Operating expenses	(1,607)	(1,582)	(1,557)	(1,591)	(1,627)	(1,647)	(3,189)	(3,274)
Net operating income	1,589	1,673	1,582	1,640	1,751	1,745	3,263	3,496
Net loan-loss provisions	(791)	(770)	(737)	(582)	(638)	(509)	(1,561)	(1,147)
Other	(152)	(196)	(151)	(77)	(120)	(140)	(348)	(260)
Profit before taxes	647	707	694	981	993	1,095	1,354	2,088
Consolidated profit	499	536	518	693	734	810	1,036	1,545
Attributable profit	463	499	472	644	664	744	962	1,408

Santander

61

Spain

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	1,602	1,663	1,635	1,665	1,590	1,577	3,264	3,167
Gross income	1,792	1,782	1,733	1,690	1,764	1,751	3,574	3,516
Operating expenses	(894)	(873)	(855)	(860)	(852)	(852)	(1,767)	(1,704)
Net operating income	898	909	878	830	913	899	1,807	1,812
Net loan-loss provisions	(507)	(488)	(429)	(320)	(367)	(261)	(995)	(629)
Other	(33)	(51)	(9)	(81)	(32)	(52)	(84)	(85)
Profit before taxes	358	370	440	429	513	586	728	1,099
Consolidated profit	253	261	310	303	362	419	514	781
Attributable profit	251	261	309	299	357	413	513	771

Santander

62

Santander Consumer Finance

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	800	822	822	850	968	1,010	1,622	1,978
Gross income	800	827	821	862	978	1,010	1,626	1,988
Operating expenses	(366)	(357)	(354)	(376)	(417)	(438)	(722)	(855)
Net operating income	434	470	467	486	561	572	904	1,133
Net loan-loss provisions	(130)	(123)	(149)	(143)	(168)	(131)	(252)	(299)
Other	(14)	(17)	(71)	65	(22)	(36)	(31)	(58)
Profit before taxes	291	330	247	408	372	405	621	777
Consolidated profit	225	245	184	277	274	294	470	568
Attributable profit	219	237	170	265	242	263	456	505

Santander

63

Poland

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	317	328	322	302	291	301	645	593
Gross income	334	353	335	353	340	336	687	676
Operating expenses	(147)	(148)	(143)	(143)	(149)	(152)	(294)	(301)
Net operating income	188	205	192	210	191	184	393	375
Net loan-loss provisions	(43)	(42)	(44)	(57)	(39)	(46)	(85)	(85)
Other	(3)	(16)	8	22	(1)	(2)	(19)	(3)
Profit before taxes	142	147	156	175	151	136	289	287
Consolidated profit	115	120	122	127	123	113	235	236
Attributable profit	85	88	91	94	90	83	173	173

Santander

64

Poland

PLN million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	1,327	1,367	1,344	1,271	1,220	1,232	2,694	2,452
Gross income	1,399	1,471	1,400	1,487	1,427	1,371	2,869	2,798
Operating expenses	(613)	(615)	(598)	(604)	(625)	(620)	(1,229)	(1,245)
Net operating income	786	855	802	883	802	751	1,641	1,553
Net loan-loss provisions	(180)	(174)	(184)	(238)	(164)	(187)	(354)	(350)
Other	(12)	(66)	33	90	(3)	(9)	(78)	(13)
Profit before taxes	594	615	650	735	634	556	1,209	1,190
Consolidated profit	483	500	511	535	517	460	982	978
Attributable profit	355	366	382	395	377	338	720	715

Santander

65

Portugal

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	202	204	206	215	211	208	406	419
Gross income	228	237	230	261	238	234	465	472
Operating expenses	(122)	(121)	(122)	(126)	(121)	(120)	(243)	(241)
Net operating income	106	116	108	135	117	114	222	231
Net loan-loss provisions	(34)	(40)	(32)	(17)	(22)	(21)	(75)	(43)
Other	(30)	(29)	(20)	(20)	(21)	(23)	(59)	(45)
Profit before taxes	42	47	57	97	74	70	89	143
Consolidated profit	33	37	42	73	56	51	70	107
Attributable profit	36	39	42	73	56	51	74	107

Santander

66

United Kingdom

GBP million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	1,023	1,045	1,070	1,101	1,100	1,110	2,068	2,210
Gross income	1,100	1,105	1,124	1,136	1,152	1,173	2,205	2,325
Operating expenses	(574)	(571)	(579)	(604)	(605)	(602)	(1,145)	(1,207)
Net operating income	526	533	545	532	547	571	1,059	1,118
Net loan-loss provisions	(99)	(71)	(70)	(27)	(56)	(12)	(170)	(69)
Other	(38)	(51)	(58)	(108)	(41)	(36)	(90)	(78)
Profit before taxes	388	411	417	396	449	522	799	971
Consolidated profit	311	325	326	308	360	405	636	765
Attributable profit	311	325	326	308	355	398	636	753

Santander

67

United States

USD million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	1,728	1,798	1,794	1,742	1,846	1,916	3,527	3,762
Gross income	1,789	1,864	1,931	1,898	1,987	2,110	3,653	4,097
Operating expenses	(652)	(649)	(684)	(709)	(709)	(732)	(1,301)	(1,441)
Net operating income	1,137	1,215	1,248	1,189	1,278	1,378	2,352	2,656
Net loan-loss provisions	(749)	(684)	(811)	(718)	(719)	(834)	(1,433)	(1,553)
Other	(3)	(4)	(19)	40	(21)	(46)	(7)	(67)
Profit before taxes	385	527	418	512	538	498	912	1,036
Consolidated profit	276	362	324	390	389	349	638	738
Attributable profit	216	272	259	314	277	238	488	515

Santander

68

Brazil

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	2,828	2,979	3,018	2,969	2,997	2,906	5,807	5,902
Gross income	2,851	2,986	3,192	2,978	3,046	3,021	5,838	6,066
Operating expenses	(1,133)	(1,196)	(1,291)	(1,296)	(1,176)	(1,140)	(2,328)	(2,316)
Net operating income	1,719	1,791	1,900	1,682	1,870	1,881	3,509	3,751
Net loan-loss provisions	(905)	(933)	(958)	(887)	(826)	(828)	(1,837)	(1,654)
Other	(143)	(166)	(253)	(244)	(209)	(263)	(308)	(472)
Ordinary profit before taxes	671	693	689	551	835	789	1,364	1,624
Ordinary consolidated profit	469	504	520	433	571	548	974	1,118
Ordinary attributable profit	364	395	409	391	516	491	758	1,007

(1) 2015 data excluding attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities registered in the second quarter

Santander

69

Brazil

R$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	9,161	9,111	9,081	9,425	9,635	9,860	18,272	19,495
Gross income	9,236	9,132	9,617	9,458	9,792	10,245	18,367	20,036
Operating expenses	(3,669)	(3,657)	(3,893)	(4,111)	(3,779)	(3,869)	(7,325)	(7,648)
Net operating income	5,567	5,475	5,724	5,347	6,012	6,376	11,042	12,388
Net loan-loss provisions	(2,930)	(2,850)	(2,882)	(2,818)	(2,657)	(2,808)	(5,781)	(5,464)
Other	(462)	(508)	(770)	(772)	(672)	(888)	(969)	(1,560)
Ordinary profit before taxes	2,175	2,117	2,072	1,757	2,683	2,680	4,292	5,364
Ordinary consolidated profit	1,520	1,544	1,564	1,378	1,834	1,859	3,063	3,693
Ordinary attributable profit	1,178	1,208	1,231	1,241	1,657	1,668	2,385	3,326

(1) 2015 data excluding attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities registered in the second quarter

Santander

70

Mexico

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	699	720	752	781	804	848	1,419	1,653
Gross income	713	775	791	793	833	869	1,488	1,702
Operating expenses	(307)	(312)	(319)	(322)	(349)	(347)	(619)	(697)
Net operating income	407	463	471	471	484	522	870	1,005
Net loan-loss provisions	(179)	(191)	(210)	(177)	(211)	(224)	(369)	(435)
Other	(2)	(2)	6	(1)	8	(2)	(3)	6
Profit before taxes	226	271	267	293	281	295	497	576
Consolidated profit	178	214	217	242	215	228	392	443
Attributable profit	138	169	167	186	167	175	307	342

Santander

71

Mexico

Million pesos

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	12,667	12,832	13,074	13,529	13,530	14,355	25,500	27,886
Gross income	12,928	13,821	13,738	13,732	14,017	14,706	26,749	28,723
Operating expenses	(5,557)	(5,560)	(5,545)	(5,579)	(5,878)	(5,878)	(11,116)	(11,756)
Net operating income	7,371	8,261	8,193	8,153	8,139	8,828	15,632	16,967
Net loan-loss provisions	(3,237)	(3,401)	(3,654)	(3,058)	(3,545)	(3,791)	(6,638)	(7,336)
Other	(28)	(34)	106	(13)	130	(36)	(62)	93
Profit before taxes	4,106	4,827	4,644	5,083	4,724	5,001	8,933	9,725
Consolidated profit	3,228	3,825	3,770	4,192	3,624	3,856	7,053	7,480
Attributable profit	2,504	3,012	2,910	3,225	2,817	2,954	5,515	5,771

Santander

72

Chile

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	489	526	470	577	485	593	1,015	1,078
Gross income	533	551	505	608	554	634	1,084	1,188
Operating expenses	(201)	(210)	(217)	(226)	(234)	(260)	(411)	(494)
Net operating income	332	341	288	382	320	374	672	694
Net loan-loss provisions	(116)	(118)	(131)	(156)	(132)	(126)	(234)	(258)
Other	(7)	(3)	3	(18)	6	(3)	(9)	3
Profit before taxes	209	220	160	209	195	245	429	439
Consolidated profit	176	192	136	236	150	215	367	366
Attributable profit	123	132	92	162	109	150	255	259

Santander

73

Chile

Ch$ billion

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	369.6	399.6	359.8	432.1	340.7	405.8	769.2	746.5
Gross income	402.4	418.6	386.3	454.9	389.4	432.9	821.0	822.3
Operating expenses	(151.9)	(159.7)	(165.7)	(169.0)	(164.5)	(177.4)	(311.6)	(341.9)
Net operating income	250.6	258.9	220.6	285.9	224.8	255.5	509.4	480.4
Net loan-loss provisions	(87.7)	(89.6)	(100.0)	(116.6)	(92.5)	(86.0)	(177.3)	(178.4)
Other	(5.1)	(2.0)	2.1	(13.4)	4.3	(2.0)	(7.1)	2.3
Profit before taxes	157.8	167.3	122.7	155.9	136.7	167.5	325.1	304.2
Consolidated profit	132.8	145.6	103.9	177.0	105.6	147.5	278.4	253.2
Attributable profit	92.7	100.4	70.7	121.5	76.6	102.7	193.1	179.3

Santander

74

Corporate Activities

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	1H 14	1H 15
NII + Fee income	(542)	(495)	(466)	(471)	(497)	(457)	(1,037)	(954)
Gross income	(224)	(237)	10	(7)	(252)	(403)	(461)	(655)
Operating expenses	(191)	(197)	(194)	(181)	(208)	(205)	(389)	(413)
Net operating income	(416)	(434)	(183)	(188)	(460)	(608)	(850)	(1,068)
Net loan-loss provisions	1	(1)	0	2	0	(0)	0	(0)
Other	(72)	(67)	(90)	(342)	(117)	(177)	(139)	(294)
Ordinary profit before taxes	(487)	(502)	(273)	(529)	(576)	(786)	(989)	(1,362)
Ordinary consolidated profit	(408)	(444)	(262)	(671)	(557)	(743)	(852)	(1,300)
Ordinary attributable profit	(405)	(444)	(259)	(681)	(585)	(741)	(849)	(1,326)

Santander

Santander

Dow Jones Sustainability Indexes
Member 2011/12

FTSE4Good

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: August 3, 2015	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer